EXHIBIT 99.12

[TRANSLATION]

SUBSCRIPTION AGREEMENT

BETWEEN

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

AND

CGI GROUP INC.

May 31st, 2012

1.	INTERPRETATION		1

	1.1	Definitions	1
	1.2	Interpretation	4
	1.3	Time of Essence	5
	1.4	Currency	5
	1.5	Applicable Law	5
	1.6	Recital and Schedules	5

2.	SUBSCRIPTION		6

	2.1	Subscription Receipts	6
	2.2	Subscription Price	6
	2.3	Syndication	6

3.	EXEMPTION FROM PROSPECTUS REQUIREMENTS		6

4.	ACKNOWLEDGEMENTS OF SUBSCRIBER		7

5.	REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER		7

6.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION		8

	6.1	Representations and Warranties Relating to the Corporation	8
	6.2	Representations and Warranties Relating to the Transaction and the Underlying Transaction	12
	6.3	Representation and Warranty Relating to Lone Star	15

7.	INDEMNITY		15

	7.1	Indemnity in favour of the Subscriber	15
	7.2	Indemnity in favour of the Corporation	15
	7.3	Third party claim	16

8.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES		17

9.	COVENANTS		17

	9.1	Use of Subscription Proceeds	17
	9.2	Notice of Material Adverse Change	18
	9.3	Registration Rights Agreement	18

10.	PREFERENTIAL RIGHT		18

11.	NOTICE		18

	11.1	Notice	18

	11.2	Change of address and unlikely delivery	20

12.	ENTIRE AGREEMENT		20

13.	COSTS		20

14.	WAIVER		20

15.	FURTHER ASSURANCES		20

16.	ASSIGNMENT		20

17.	COUNTERPART EXECUTION		21

18.	PROVISIONS OF AGREEMENT FOR SOLE BENEFIT OF THE PARTIES		21

19.	ELECTRONIC SIGNING		21

SCHEDULE A ANNOUNCEMENT			23

SCHEDULE B COOPERATION AGREEMENT			24

SCHEDULE C FINANCING AGREEMENT			25

SCHEDULE D REGISTRATION RIGHTS AGREEMENT			26

SUBSCRIPTION AGREEMENT

This Agreement is entered into as of May 31st, 2012,

BETWEEN:	CGI GROUP INC., a company governed by the Business Corporations Act (Québec) (the “Corporation”);

AND:	CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, a legal entity governed by the laws of the Province of Québec (the “Subscriber”);

WHEREAS a non-binding letter of interest from the Subscriber dated May 2, 2012, respecting a maximum financing of one (1) billion dollars (the “Transaction”) in the form of subscription receipts was accepted by the Corporation on May 2, 2012.

NOW THEREFORE, in consideration of the covenants and agreements set forth herein, the parties agree as follows:

1.	INTERPRETATION

1.1	Definitions

For the purposes hereof, unless indicated otherwise or unless the context requires otherwise, the following terms and expressions have the meaning ascribed to them below:

“Acquisition Documents” means (i) the Announcement and (ii) the Cooperation Agreement dated May 31, 2012, entered into between the Corporation and Lone Star, a copy of which is attached as Schedule B hereto;

“Acquisition Price” has the meaning ascribed to that term in paragraph 6.2g);

“Affiliates” has the meaning ascribed to that term in the Québec Securities Act;

“Agreement” means this subscription agreement as well as all the schedules hereto; the subscription agreement shall also sometimes be referred to by the expressions “herein”, “hereunder”, “hereby”, “this Agreement” or similar expressions;

“Announcement” means the press release issued with respect to the Underlying Transaction, a copy of which is attached as Schedule A hereto;

“Bank Financing” means the new credit facilities in an aggregate amount of $2.3 billion which will be made available to the Corporation or one of its Subsidiaries relating to the Underlying Transaction according to the parameters described in the Financing Agreement;

“Canadian Securities Legislation” has the meaning ascribed to that term in Section 3;

“Charge” means, with respect to property, a hypothec, security, privilege, pledge, lien, priority, legal hypothec, claim, retention right or any other charge with respect to such property;

“Closing” means the closing of the issuance of the Subscription Receipts in favour of the Subscriber, which takes place concurrently with the signing hereof;

“Closing of the Underlying Transaction” means the closing of the Underlying Transaction substantially according to the terms and conditions described in the Announcement;

“Continuous Disclosure Documents” means (i) the annual information form of the Corporation dated December 13, 2011, (ii) the management proxy circular of the Corporation dated December 13, 2011, prepared in connection with the annual meeting of shareholders of the Corporation held on February 1, 2012, (iii) the Financial Statements and interim consolidated financial statements of the Corporation for the period ended March 31, 2012, and (iv) the Management’s Discussion and Analysis of the Corporation for the fiscal year ended September 30, 2011, and the Management’s Discussion and Analysis of the Corporation for the three-month and six-month periods ended March 31, 2012;

“Corporation” has the meaning ascribed to that term in the recital hereto;

“Financial Statements” has the meaning ascribed to that term in paragraph 6.1q);

“Financing Agreement” means the Credit Agreement dated May 31, 2012, between the Corporation, National Bank of Canada, Canadian Imperial Bank of Commerce, TD Securities and National Bank Financial, the Fee Letter and the Syndication Letter, both dated May 31, 2012 and addressed to the Corporation by National Bank of Canada, Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, copies of which are attached as Schedule C hereto;

“GAAP” means generally accepted accounting principles in Canada according to the recommendations of the Canadian Institute of Chartered Accountants applicable on the relevant date and applied consistently as in the past;

“Government Permits” has the meaning ascribed to that term in paragraph 6.1y);

“Intellectual Property” has the meaning ascribed to that term in paragraph 6.1x);

“Law(s)” means all statutes, codes, laws, treaties, orders, orders-in-council and regulations adopted, instituted, taken or otherwise established by a state or government authority, including any directive, rule, policy, by-law or decision of any Public Body, including Tax Law and Laws applicable to contracts relating to national security or public security;

“Legal Person” means a legal person, corporation, company, cooperative, partnership, including a limited partnership, general partnership and undeclared partnership, firm,

unincorporated association, joint venture, syndicate, trust, estate, Public Body or any other form of entity or organization of any nature whatsoever;

“Lone Star” means Logica plc;

“Major Subsidiaries” means Conseillers en gestion et informatique CGI Inc., CGI Group Holdings USA Inc., CGI Technologies and Solutions Inc., CGI Federal Inc., Stanley, Inc., Stanley Associates, Inc., 4246641 Canada Inc. and CGI Information Systems and Management Consultants Inc.;

“Material Adverse Change” means any material adverse change which occurs in the financial condition, business or operations of the corporation in question and its Subsidiaries, as a whole, with the exception of any such change resulting from the signing, announcement or execution of this Agreement, the Transaction or the Underlying Transaction;

“Material Adverse Effect” means any material adverse effect regarding the financial condition, business or operations of the corporation in question and its Subsidiaries, as a whole, with the exception of any such effect resulting from the signing, announcement or execution of this Agreement, the Transaction or the Underlying Transaction;

“Material Fact” has the meaning ascribed to that term in Canadian Securities Legislation;

“Misrepresentation” has the meaning ascribed to that term in Canadian Securities Legislation;

“NYSE” means the New York Stock Exchange;

“Person(s)” means a natural person or a Legal Person;

“Public Body” means any body of a state or government, international body or body representing several states or provinces, any body, board, commission, bureau or other authority instituted or constituted by any state or government whatsoever by law or otherwise, any public or private body, board, commission or bureau carrying on government or quasi-governmental functions or regulatory or self-regulatory functions on behalf of a state or for another public body or otherwise having jurisdiction, as well as any quasi-judicial or administrative body, bureau, commission, board or arbitration or other tribunal, whether national, provincial or governmental, foreign or international, as well as any court of law;

“Registration Rights Agreement” has the meaning ascribed to that term in Subsection 9.3;

“Regulation 45-102” has the meaning ascribed to that term in Section 4;

“Regulation 45-106” has the meaning ascribed to that term in Section 3;

“Securities Legislation” means Canadian Securities Legislation, the U.S. Securities Act and any other securities Law of the United States or a State of the United States which applies to the Corporation;

“Shares” refers to the Class A subordinate voting shares in the capital stock of the Corporation;

“Shares Underlying the Subscription Receipts” has the meaning ascribed to that term in Subsection 2.1;

“Subscriber” has the meaning ascribed to that term in the recital hereto;

“Subscription Price” has the meaning ascribed to that term in Subsection 2.1;

“Subscription Receipts” has the meaning ascribed to that term in Subsection 2.1;

“Subscription Receipt Agent” has the meaning ascribed to that term in Subsection 2.2;

“Subscription Receipt Agreement” has the meaning ascribed to that term in Subsection 2.2;

“Subsidiary” has the meaning ascribed to that term in Regulation 45-106;

“Tax Law” means the Income Tax Act (Canada) and the Taxation Act (Québec) as well as any other Canadian or foreign law respecting taxation which governs or has governed the Corporation;

“Transaction” has the meaning ascribed to that term in recital hereof;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” has the meaning ascribed to that term in Section 4; and

“Underlying Transaction” means the acquisition by the Corporation of Lone Star, in accordance with a scheme of arrangement pursuant to the Companies Act 2006 (United Kingdom), as amended, covering all the issued and outstanding shares of Lone Star at a price of 105 pence per share, according to the parameters described in the Announcement.

1.2	Interpretation

1.2.1	For the purposes hereof, unless indicated otherwise or unless the context requires otherwise:

a)	the headings found herein are for ease of reference only and may not be used to interpret, define or limit the scope or meaning of this Agreement or any provision hereof;

b)	the singular shall include the plural and vice versa and the masculine shall include the feminine and vice versa;

c)	if a step must be taken hereunder on or before a day which is not a business day, such step shall be taken at or before the specified time on the following business day;

d)	accounting terms which are not otherwise defined shall have the meaning ascribed to them in accordance with applicable GAAP; and

e)	any reference to a law includes all regulations adopted thereunder, all amendments made to such law or any such regulation in force from time to time, as well as any law or regulation which completes or replaces such law or regulation.

1.2.2	Each provision hereof is independent and severable, and a ruling that any provision hereof is illegal or invalid in a given jurisdiction shall not have the effect of invalidating the other provisions hereof or invalidating such provision in another jurisdiction.

1.2.3	For the purpose of the representations and warranties of the Corporation set forth herein, the expression “to the knowledge of the Corporation” means knowledge of the Founder and Executive Chairman of the Board, the President and Chief Executive Officer, the Senior Vice-President, Corporate Development and Strategic Investments, the Executive Vice-President and Chief Financial Officer, and the Executive Vice-President and Chief Legal Officer.

1.3	Time of Essence

Time is and shall remain of the essence herein.

1.4	Currency

Unless indicated otherwise, all monetary amounts referred to herein are in the lawful money of Canada.

1.5	Applicable Law

This Agreement shall be governed by and interpreted in accordance with the Laws in force in the Province of Québec.

1.6	Recital and Schedules

The recital as well as the following schedules set forth in this Agreement form an integral part hereof:

Schedule A	Announcement

Schedule B	Cooperation Agreement

Schedule C	Financing Agreement

Schedule D	Registration Rights Agreement

2.	SUBSCRIPTION

2.1	Subscription Receipts

The Subscriber hereby irrevocably and unconditionally subscribes for 46,707,146 subscription receipts (the “Subscription Receipts”), each representing the right, on certain conditions, to receive one Share (the “Shares Underlying the Subscription Receipts”), without the payment of additional consideration, at a unit price of $21.41 per Subscription Receipt for a total purchase price of $999,999,995.86 (the “Subscription Price”). The Corporation hereby accepts the subscription and agrees to deliver at Closing a certificate evidencing the Subscription Receipts in the form set forth in the Subscription Receipt Agreement.

2.2	Subscription Price

The Subscription Price shall be held by a trustee acceptable to the Subscriber, as subscription receipt agent (the “Subscription Receipt Agent”) pursuant to the subscription receipt agreement (the “Subscription Receipt Agreement”) entered into between the Corporation, the Subscriber and the Subscription Receipt Agent concurrently with the signing hereof.

The Subscription Price shall be payable at Closing by cheque, bank draft or bank transfer in trust to the Subscription Receipt Agent in accordance with the Subscription Receipt Agreement or in any other manner to which the Corporation and the Subscriber may agree, on the terms and conditions set forth herein.

2.3	Syndication

The Corporation acknowledges that in the event, before Closing of the Underlying Transaction, the Subscriber owns, holds or otherwise exercises control over more than 20% of the voting shares of any class of outstanding shares of the Corporation (on an undiluted basis) taking into account the Subscription Receipts and Shares held or controlled by the Subscriber, the Subscriber reserves the right to syndicate part of its interest in the Subscription Receipts in order to reduce its control to under the 20% threshold, in which event the Corporation agrees to cooperate with the Subscriber and to provide all documentation required to ensure the success of the syndication, the whole at the expense of the Subscriber. The Subscriber acknowledges that, in the event the syndication is completed before or concurrently with the Closing of the Underlying Transaction, the Corporation shall participate in the process of selecting members of the syndicate to ensure, acting reasonably, that the profile and financial capacity of the potential investor is acceptable.

3.	EXEMPTION FROM PROSPECTUS REQUIREMENTS

The Subscriber and the Corporation acknowledge and agree that the sale and delivery of the Subscription Receipts shall take place in accordance with Subsection 2.3 (accredited investor) of

Regulation 45-106 respecting Prospectus and Registration Exemptions (“Regulation 45-106”) and are exempt from the requirements of filing a prospectus under securities laws, regulations, rules, policy statements and policies applicable in Québec or elsewhere in Canada (“Canadian Securities Legislation”).

4.	ACKNOWLEDGEMENTS OF SUBSCRIBER

The Subscriber acknowledges that the Subscription Receipts and the Shares Underlying the Subscription Receipts will be subject to resale restrictions under applicable Canadian Securities Legislation, including Regulation 45-102 respecting Resale of Securities (“Regulation 45-102”), and that the certificates issued hereunder shall, where applicable, carry a legend stating that, unless permitted under Canadian Securities Legislation, the holder of the Subscription Receipts and Shares Underlying the Subscription Receipts must not trade the security before 4 months and a day after the date hereof, it being understood that, upon the expiry of the said restriction period, a certificate not bearing a transfer restriction will be issued.

The Subscriber acknowledges that the Subscription Receipts and the Shares Underlying the Subscription Receipts have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or the securities law of a State of the United States, that they may not be offered or sold, directly or indirectly, in the United States without registration under the U.S. Securities Act or in compliance with requirements of an exemption from registration and the applicable laws of all applicable States and that the Corporation has no present intention of filing a registration statement under the U.S. Securities Act in respect of the Subscription Receipts or the Shares Underlying the Subscription Receipts and that it does not make any undertaking in this regard. The Subscriber agrees not to offer or sell the Subscription Receipts or the Shares Underlying the Subscription Receipts in the United States unless such securities are registered as above-mentioned or exemption from such registration requirements is available, as the case may be.

5.	REPRESENTATIONS AND WARRANTIES OF THE SUBSCRIBER

The Subscriber hereby represents and warrants the following to the Corporation, as of the date hereof:

a)	the head office of the Subscriber is located in the Province of Québec;

b)	the Subscriber: i) subscribes for the Subscription Receipts (including the Shares Underlying the Subscription Receipts) on its own behalf; and ii) is an “accredited investor” within the meaning of Subsection 1.1 of Regulation 45-106;

c)	the Subscriber will sign, deliver or help the Corporation complete any documentation which applicable Securities Legislation may prescribe in order to allow the subscription of the Subscription Receipts on the terms set forth herein;

d)	the Subscriber has all requisite power, authority and capacity to execute and deliver this Agreement and the Subscription Receipt Agreement, to perform its obligations thereunder and to perform the transactions contemplated therein;

e)	this Agreement and the Subscription Receipt Agreement have been duly signed and delivered and each one constitutes a binding, valid and legal obligation of the Subscriber, enforceable against it in accordance with its terms (subject to applicable general legislation, including bankruptcy, insolvency or other laws affecting creditors’ rights generally and subject to the general qualification that equitable remedies, including the remedy of specific performance, are available only in the discretion of the applicable court);

f)	the execution and delivery of and performance by it of this Agreement and the Subscription Receipt Agreement, compliance with the conditions set forth in such Agreements and the realization of the transactions contemplated therein do not and will not, in all material respects, result in a breach or default, and do not and will not create a situation of fact which, after notice and/or the passing of time, will result in a breach or default, and are not and will not be incompatible with respect to any provision of the constituting documents of the Subscriber or any contract, agreement or other instrument to which the Subscriber is a party or by which it is contractually bound; or with respect to any Law applicable to the Subscriber including, without limitation, Securities Legislation, or any judgement, decision or order applicable to the Subscriber; and

g)	as of the date hereof, the Subscriber owns, holds or exercises control over a total of 21,429,552 Shares of the Corporation.

6.	REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

The Corporation hereby represents and warrants as follows to the Subscriber, as of the date hereof:

6.1	Representations and Warranties Relating to the Corporation

a)	the Corporation and each of its Major Subsidiaries are duly constituted and organized and are validly existing under the Laws governing their existence and have the right to carry on business as described in the Continuous Disclosure Documents;

b)	the Corporation and each of its Major Subsidiaries have all requisite corporate capacity, power and authority to own, lease and operate its properties and assets and to carry on business as presently conducted;

c)	the authorized capital of the Corporation consists of an unlimited number of Shares and an unlimited number of Class B multiple voting shares and an unlimited number of preferred shares which may be issued in series, all without par value, of which only 224,989,313 Shares and 33,608,159 Class B multiple voting shares are issued and outstanding as fully paid and non-assessable as of May 24, 2012;

d)	the Corporation does not have a shareholder rights plan;

e)	neither the Corporation nor any of its Major Subsidiaries is in breach of its constituting documents or in default with respect to the performance of or compliance with an obligation under a contract to which it is a party, including any contract relating to, in whole or in part, national security (including, without limiting the generality of the foregoing, defence, or critical defence technologies, such as energy production, military items, and biological agents and toxins) or public security, other than a default which does not have a Material Adverse Effect;

f)	all the shares or other participating securities held by the Corporation in its Major Subsidiaries are free and clear of any Charge;

g)	the Corporation holds, directly or indirectly, all the issued and outstanding shares of each Major Subsidiary. No Person has any agreement or option, or pre-emptive or contractual right or privilege which could become an agreement or option for the acquisition of shares or other securities of the Corporation or a Major Subsidiary, other than in connection with compensation or other plans for the purchase of shares or other securities of the Corporation disclosed in the Continuous Disclosure Documents or as contemplated herein;

h)	no ordinance, decision, cease-trade order, prohibition or restriction on trading in securities of the Corporation has been rendered and, to the knowledge of the Corporation, no proceeding or investigation in this regard is ongoing, envisaged or threatened;

i)	the Corporation is a reporting issuer or has equivalent status in good standing in all provinces of Canada under Canadian Securities Legislation and complies in all material respects with all the continuous disclosure requirements applicable according to Securities Legislation;

j)	the information and statements set forth in the Continuous Disclosure Documents were true and accurate and did not contain any misrepresentation as of the dates on which the Continuous Disclosure Documents were prepared, other than a defect or inaccuracy which does not have a Material Adverse Effect;

k)	other than as revealed in the Continuous Disclosure Documents, there has not been any Material Adverse Change affecting the Corporation since September 30, 2011;

l)	no document filed confidentially with the securities authorities is still confidential as of the date hereof, with the exception of the documents filed regarding the Transaction or the Underlying Transaction;

m)	the issued and outstanding Shares are registered and posted for trading on the TSX and the NYSE and the Corporation complies with the rules and regulations of the TSX and the NYSE in all material respects;

n)	to the knowledge of the Corporation, the Corporation is not under review by a securities regulator regarding its Continuous Disclosure Documents;

o)	the final certificates evidencing the Shares and the certificates evidencing the Subscription Receipts comply, or will comply at Closing, in all material respects with applicable Laws and the requirements of the TSX and the NYSE;

p)	the corporate books and records of the Corporation and its Major Subsidiaries reflect, in all material respects, all the decisions of their respective directors and shareholders and do not reveal any illegality or irregularity having a Material Adverse Effect;

q)	the audited annual financial statements of the Corporation for the fiscal year ended September 30, 2011, as well as the notes and reports relating thereto (collectively, the “Financial Statements”) (i) represent, in all material respects, the financial situation, operating results and cash flow of the Corporation and its Subsidiaries as of such date and for the periods indicated therein, and (ii) were prepared according to GAAP;

r)	other than as explicitly disclosed in the Financial Statements by the Corporation in its Continuous Disclosure Documents, there are no off-balance sheet transactions that are reasonably expected to have a Material Adverse Effect;

s)	all taxes and duties (including income tax, tax on capital, payroll tax, employer contributions to health insurance, workplace accident contributions, property tax, excise tax and land transfer tax), fees, royalties, deductions at source, assessments, charges or holdbacks and all obligations in this regard, including any penalty and interest payable with regard thereto which are due and payable or should be collected or withheld and paid by the Corporation and the Major Subsidiaries have been paid, collected or withheld, as the case may be, and all tax returns, tax payments and other documents to be filed by the Corporation and the Major Subsidiaries have been filed with all relevant government authorities, except where the failure to pay, collect, withhold or file, as the case may be, would not lead to a Material Adverse Effect;

t)	to the knowledge of the Corporation, there are no default or circumstances that will trigger, through the delivery of a notice or the passing of time (or both), a default, by any counterparty to a derivative transaction with the Corporation or any of its Major Subsidiaries, that is reasonably expected to have a Material Adverse Effect;

u)	the Corporation has developed or has had developed:

i)

Disclosure Controls Policies (DCP) to provide reasonable assurance that (a) material information relating to the Corporation and its Subsidiaries is communicated to the appropriate officers, particularly during the period in which the annual filings are prepared, and (b) all the information to be submitted by the Corporation in its annual filings, interim filings or other reports filed or submitted in accordance with applicable Securities Legislations is recorded, processed, summarized and filed within the periods specified in such legislation; and

ii)	Internal Control over Financial Reporting (ICFR) to provide reasonable assurance that any financial information is reliable and that all financial statements have been prepared, for publication of such financial information, in accordance with the GAAP applicable to the Corporation;

provided that the extent of the DCP and the ICFR is limited so as to exclude from such controls, policies and procedures the following business entities: (a) any entity proportionately consolidated in which the Corporation has an interest, and (b) the summary financial information relating to such proportionately consolidated entity, to the variable interest entity or to the business acquired by the Corporation and that has been proportionately consolidated through or which has been consolidated in the financing statements of the Corporation;

v)	other than as disclosed in the Continuous Disclosure Documents of the Corporation, since September 30, 2011, and with the exception of the Bank Financing, the Transaction and the Underlying Transaction, neither the Corporation nor any of its Subsidiaries has agreed to, undertaken or endorsed any liability or charge (whether absolute, payable, future or otherwise) which, in any case, is or could reasonably be expected to be material for the Corporation and its Subsidiaries, as a whole, and which is not in the normal course of business;

w)	other than as disclosed by the Corporation in its Continuous Disclosure Documents, there is no action, lawsuit or proceeding in the name of or against the Corporation or any of its Major Subsidiaries which is pending or, to its knowledge, threatened against or involving the Corporation or any of its Major Subsidiaries, in law or in equity with or by a national or foreign federal, provincial, municipal or government department, commission, council, bureau, organization or intermediary, and which could reasonably have a Material Adverse Effect and require public disclosure in accordance with Securities Legislation;

x)	the Corporation and each of its Major Subsidiaries holds or owns, or could acquire ownership or use, on reasonable terms, of patents, patent rights, licences, inventions, copyright, know-how (including unpatented and/or exclusive or unpatentable confidential trade secrets and other information, systems or procedures), trade-marks, service marks, trade names or other intellectual property (collectively, the “Intellectual Property”) necessary to carry on business as it is currently being carried on, unless the failure to hold or own such Intellectual Property does not have a Material Adverse Effect;

y)	the Corporation and each of its Major Subsidiaries holds and complies with the permits, certificates, licences, approvals, consents and other authorizations issued by the relevant federal, provincial, state, municipal, local or foreign regulatory bodies (collectively, the “Government Permits”) necessary to carry on business as it is currently being carried on, other than Government Permits which, if the Corporation and each of its Major Subsidiaries do not have them, would not have a Material Adverse Effect;

z)	the Corporation and each of its Major Subsidiaries hold, with respect to all property owned by them, good and valid title which is in all cases free of any Charge, with the exception of (A) that described in the Continuous Disclosure Documents or (B) that which, overall, would not have a Material Adverse Effect;

aa)	to the knowledge of the Corporation, the Corporation and each Subsidiary comply with applicable Laws, with the exception of non-compliance, breaches and defaults which, individually or collectively, would not be expected to have a Material Adverse Effect; and

bb)	to the knowledge of the Corporation, the Corporation or its Major Subsidiaries are not in breach of the provisions of the Corruption of Foreign Public Officials Act (Canada) or any similar law governing corruption or bribes, other than any breach which does not have a Material Adverse Effect.

6.2	Representations and Warranties Relating to the Transaction and the Underlying Transaction

a)	the Corporation has all requisite corporate capacity, power and authority to enter into and deliver this Agreement and the Subscription Receipt Agreement, perform its obligations thereunder and carry out the operations contemplated therein, including the issuance, sale and delivery of the Subscription Receipts and the Shares Underlying the Subscription Receipts and all corporate procedures required to complete the Transaction;

b)	the Corporation has all requisite corporate capacity, power and authority to sign the Acquisition Documents, as the case may be, the Underlying Transaction, the Financing Agreement and the Bank Financing and to carry out the operations contemplated therein, including all corporate procedures required to complete the Underlying Transaction and the Bank Financing;

c)	this Agreement, the Subscription Receipt Agreement, the Acquisition Documents, as the case may be, and the Financing Agreement have been duly signed and delivered and each of them constitutes a binding, valid and legal obligation of the Corporation enforceable against it in accordance with its terms (subject to applicable general legislation, including bankruptcy, insolvency or other laws affecting creditors’ rights generally and subject to the general qualification that equitable remedies, including the remedy of specific performance, are available only in the discretion of the applicable court);

d)

the issuance of the Subscription Receipts (including the Shares Underlying the Subscription Receipts) in accordance with the terms hereof has been authorized by all requisite measures of the Corporation and, upon the exchange of the

Subscription Receipts for Shares Underlying the Subscription Receipts in accordance with this Agreement and the Subscription Receipt Agreement, the Shares Underlying the Subscription Receipts will be validly issued and outstanding as shares in the capital of the Corporation which are fully paid and non-assessable and free of any Charge, and no shareholder of the Corporation or any other Person has subscription rights with respect to the issuance of other Shares, other than in accordance with the articles of the Corporation or in connection with compensation or other plans for the purchase of shares or other securities of the Corporation disclosed in the Continuous Disclosure Documents of the Corporation or as provided for herein;

e)	the signing and delivery of this Agreement and the Subscription Receipt Agreement, compliance with the terms thereof other than those relating to the Underlying Transaction or the Bank Financing and the realization of the transactions contemplated therein:

i)	do not and will not require the consent, approval, permit, authorization or receipt of any government authority, stock exchange, securities commission or other regulatory organization or third party, or any registration therewith, other than that prescribed by Securities Legislation or applicable stock exchange rules, which have all been obtained or notices filed in accordance with Regulation 45-106;

ii)	do not and will not lead to a breach or default, and do not and will not create a situation of fact which, after notice and/or the passing of time, will lead to a breach or default, and are not and will not be incompatible with respect to any provision of the articles or by-laws of the Corporation or its Major Subsidiaries or any resolution of the directors of the Corporation or any of its Major Subsidiaries or a committee thereof or any contract, or with respect to any Law applicable to the Corporation or any of its Major Subsidiaries or any judgement, decision or order applicable to the Corporation or any of its Major Subsidiaries other than, with respect to contracts, Laws, judgements, decisions and orders, for a breach or default which does not have a Material Adverse Effect; or

iii)	will not give rise to a Charge on the property or assets which the Corporation or one of the Major Subsidiaries owns as of the date hereof or which it may acquire after such date or a Charge relating thereto or the moving forward of the maturity or the maturity of a debt or other liabilities or obligations pursuant to a material Contract binding the Corporation or any of the Major Subsidiaries or which affects them or any of their respective property, other than any Charge, moving forward or maturity which does not have a Material Adverse Effect;

f)	the entering into of the Financing Agreement, the Acquisition Documents, as the case may be, the Underlying Transaction and the Bank Financing and the execution of the transactions contemplated therein by the Corporation:

i)	do not and will not require the consent, approval, permit, authorization or receipt of any government authority, stock exchange, securities commission or other commission, regulatory organization or third party, or any registration with any of them, other than those prescribed by the laws of the United Kingdom applicable to schemes of arrangement or described in the Announcement which, except as set forth in the Announcement, have all been obtained; or

ii)	do not and will not result in a breach or default, and do not and will not create a situation of fact which, after notice and/or the passing of time, will result in a breach or default, and are not and will not be incompatible with respect to any provision of the articles or by-laws of the Corporation or its Major Subsidiaries or any resolution of the directors of the Corporation or of any of its Major Subsidiaries or a committee thereof or any contract; or with respect to any Law applicable to the Corporation or any of its Major Subsidiaries, including, without limitation, the laws of the United Kingdom applicable to schemes of arrangement, or any judgement, decision or order applicable to the Corporation or any of its Major Subsidiaries other than, with respect to contracts, Laws, judgements, decisions and orders, a breach or default of which does not have a Material Adverse Effect;

g)	the acquisition price payable by the Corporation with respect to the Underlying Transaction, taking into account acquisition, financing, integration and working capital costs, does not exceed $4.3 billion, substantially as described in the Announcement (the “Acquisition Price”);

h)	the Acquisition Price shall be financed in the following manner:

i)	up to one (1) billion dollars of subscription receipts convertible into Shares;

ii)	up to 900 million dollars of the existing line of credit (as it may be rolled over) of the Corporation;

iii)	the Bank Financing; and

iv)	with respect to the balance, the Corporation’s cash assets; and

i)	the Corporation is not required under applicable Laws, requirements of the TSX, the NYSE or another stock exchange or its articles to obtain the approval of its shareholders to issue the Subscription Receipts or the Shares Underlying the Subscription Receipts and the Corporation has obtained confirmation to such effect from the TSX and the NYSE and has obtained the conditional consent of the TSX and the NYSE with respect to the issuance of the Subscription Receipts and the listing for trading on the TSX and the NYSE of the Shares Underlying the Subscription Receipts.

6.3	Representation and Warranty Relating to Lone Star

The Corporation has informed the Subscriber of all material adverse factors against Lone Star that have been brought to its attention through its due diligence process.

7.	INDEMNITY

7.1	Indemnity in favour of the Subscriber

The Corporation shall indemnify and save the Subscriber, each of the Affiliates and each of its agents, directors, officers, shareholders and employees (collectively, the “Indemnified Persons”) harmless against and from all liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit), costs (including reasonable legal fees and expenses), damages and expenses to which the Indemnified Persons may be subject or which the Indemnified Persons may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly from:

a)	any order made by any one or more competent authorities as at Closing or as at the Closing of the Underlying Transaction or any inquiry, investigation (whether formal or informal) or other proceeding commenced, announced or threatened by any one or more competent authorities as at Closing or the Closing of the Underlying Transaction (not based on the activities or alleged activities of the Subscriber) prohibiting, restricting or materially affecting the trading or distribution of the Subscription Receipts or Shares Underlying the Subscription Receipts; or

b)	A) any untruth, inaccuracy or breach of any of the representations and warranties of the Corporation existing as at Closing or the Closing of the Underlying Transaction or B) any breach of the covenants of the Corporation, in each case contained in this Agreement, the Subscription Receipt Agreement or in any other certificate or document delivered by or on behalf of the Corporation hereunder or pursuant to such other documents.

7.2	Indemnity in favour of the Corporation

The Subscriber shall indemnify, defend and save the Corporation harmless against and from all liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit), costs (including reasonable legal fees and expenses), damages and expenses to which the Corporation may be subject or which the Corporation may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of any actual or alleged untruth, inaccuracy or breach of: A) any of the representations and warranties or B) any of the covenants of the Subscriber, in each case, as contained in this Agreement, in the Subscription Receipt Agreement or in any other certificate or document delivered by or on behalf of the Subscriber hereunder or pursuant to such other documents.

7.3	Third party claim

a)	If any claim contemplated by Subsection 7.1 is asserted against an Indemnified Person, such Indemnified Person shall notify the Corporation (the “Indemnifying Party”) (provided that failure to so notify the Indemnifying Party of the nature of such claim in a timely fashion shall relieve the Indemnifying Party of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Party’s ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Party shall be entitled (but not required) to assume the defence on behalf of the Indemnified Person of any suit brought to enforce such claim, provided, however, that the defence shall be through legal counsel selected by the Indemnifying Party and acceptable to the Indemnified Person, acting reasonably, and that no settlement may be made by the Indemnifying Party or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain separate counsel in any proceeding relating to a claim contemplated by Subsection 7.1 but the fees and expenses of such counsel shall be at the expense of the Indemnified Person, unless:

i)	the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to an Indemnifying Party and that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Party shall not have the right to assume the defence of such proceedings on the Indemnified Person’s behalf);

ii)	the Indemnifying Party shall not have taken the defence of such proceedings on behalf of the Indemnified Person and employed counsel within ten (10) days after notice has been given to the Indemnifying Party of commencement of such proceedings or, having employed such counsel, have diligently pursued such defence;

iii)	the employment of such counsel on behalf of the Indemnified Person has been authorized by the Indemnifying Party in connection with the defence of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person’s counsel (on a solicitor-client basis) shall be paid by the Indemnifying Party, provided that the Indemnifying Party shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for the Indemnified Persons.

b)	If the Indemnifying Party has assumed the defence of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Party with copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Party in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defence of, a claim undertaken by the Indemnifying Party.

c)	If the indemnification provided for in this Section 7 is held by a court of competent jurisdiction to be unavailable to an Indemnified Person with respect to any liabilities, claims, actions, suits, proceedings, demands, losses (other than losses of profit), costs (including reasonable legal fees and expenses), damages and expenses referred to in this Section 7, then the Indemnifying Party, in lieu of indemnifying such Indemnified Person hereunder, shall contribute to the amount paid or payable by such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other, in connection with the statement or omissions that resulted in such liabilities, claims, actions, suits, proceedings, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

d)	The Corporation hereby acknowledges and agrees that, with respect to this Section 7, the Subscriber is contracting on its own behalf and as agent for the other Indemnified Persons referred to in this Section 7. In this regard, the Subscriber shall act as trustee for such Indemnified Persons of the covenants of the Corporation under this Section 7 with respect to such Indemnified Persons and accepts these trusts and shall hold and enforce those covenants on behalf of such Indemnified Persons.

8.	SURVIVAL OF REPRESENTATIONS AND WARRANTIES

Notwithstanding any verification conducted by the Subscriber or the Corporation as well as their representatives and agents, the representations and warranties, covenants and indemnities contemplated herein shall survive for a period of 2 years following the date of Closing of the Underlying Transaction, except with respect to tax representations and warranties, which shall continue to have full effect until the expiry of the prescription period pursuant to relevant tax legislation, provided that, in the case of fraud, the representations and warranties shall remain in effect for an unlimited period.

9.	COVENANTS

9.1	Use of Subscription Proceeds

As of Closing, the Corporation agrees to use the Subscription Price in accordance with and only for the purposes of the Underlying Transaction as described in the Announcement (taking into account acquisition, financing, integration and working capital costs).

9.2	Notice of Material Adverse Change

From Closing until the Closing of the Underlying Transaction, the Corporation agrees, for information purposes only and without thereby conferring any right on the Subscriber, to notify the Subscriber as soon as possible of the occurrence, according to the judgement of the Corporation, of any Material Adverse Change affecting, to the knowledge of the Corporation, (i) the Corporation or its Material Subsidiaries, (ii) Lone Star or its Subsidiaries, (iii) the Underlying Transaction, or (iv) the Bank Financing, in each case, subject to any confidentiality obligation of the Corporation.

9.3	Registration Rights Agreement

Concurrently with or before the Closing of the Underlying Transaction, the Corporation and the Subscriber shall have entered into a registration rights agreement in French which terms shall be in the form and on the terms set forth in the English form of registration rights agreement attached as Schedule D hereto (the “Registration Rights Agreement”).

10.	PREFERENTIAL RIGHT

From the date hereof until Closing of the Underlying Transaction, the Corporation agrees to give the Subscriber a true copy of any agreement relating to the subscription of Subscription Receipts or Shares (or securities convertible into Shares) by any investor other than the Subscriber within 5 days of the said subscription. To the extent that the subscription terms and conditions offered to such other investor are more advantageous than those offered to the Subscriber in connection with the Transaction, the Subscriber reserves the right to demand the same terms and conditions as those of such other investor subscribing to Subscription Receipts or Shares (or securities convertible into Shares) by giving the Corporation notice to such effect within 5 days of receipt of the said subscription documents.

11.	NOTICE

11.1	Notice

If it becomes necessary or useful to give notice hereunder, such notice shall be given in writing, sent by registered or certified mail or personally delivered to the addresses indicated below. If notice is given by registered or certified mail, it shall be deemed to have been received three (3) business days after the date it is mailed. In the case of delivery by messenger or by hand, such notice shall be deemed to have been received on the same day.

a)	With respect to the Corporation

CGI Group Inc. 1130 Sherbrooke St. W. 7th Floor Montreal, Québec H3A 2M8

Attention: R. David Anderson, Executive Vice President and Chief Financial Officer

With a copy to:

Fasken Martineau 800 Victoria Square Suite 3700 Montreal, Québec H4Z 1E9

Attention: Robert Paré and Michel Boislard

b)	With respect to the Subscriber

Caisse de dépôt et placement du Québec Centre CDP Capital 1000 Place Jean-Paul Riopelle Montreal, Québec H2Z 2B3

Attention: Normand Provost, First Vice-President, Private Placement and Chief Operating Officer and Alain Tremblay, Investment Manager, Manufacturing

With a copy to:

Stikeman Elliott, LLP 1155 René-Lévesque Blvd. W. 40th Floor Montreal, Québec H3B 3V2

Attention: Jean Marc Huot and Pierre-Yves Leduc

11.2	Change of address and unlikely delivery

The Corporation or the Subscriber, as the case may be, may notify the other party from time to time in the manner indicated in Subsection 11.1 of a change of address which, as of the effective date of such notice and until changed by a similar notice, constitutes the address of the Corporation or the Subscriber, as the case may be, for all purposes with respect to this Agreement.

If, due to a strike, lock-out or other work stoppage, whether real or threatened, affecting postal employees, any notice to be given to the Corporation or the Subscriber hereunder could reasonably be considered as unlikely to reach its destination, such notice shall only be valid and take effect if it is delivered to the designated officer of the party to which it is addressed or if it is delivered to such party at the appropriate address contemplated in Subsection 11.1, by fax or any other prepaid, transmitted and recorded means of communication.

12.	ENTIRE AGREEMENT

The parties acknowledge that this Agreement constitutes a complete, accurate and full reproduction of the agreement entered into between them and it cancels any prior agreement, formally waiving their right to invoke any discussions and negotiations which preceded its signing.

13.	COSTS

The Corporation shall reimburse, up to an aggregate amount of $100,000, the fees and expenses incurred by the Subscriber in connection with this Agreement, including reasonable fees and expenses of the Subscriber’s legal counsel. The Subscriber shall remit the appropriate supporting documents to the Corporation upon request.

14.	WAIVER

Each party hereto may waive any of its rights hereunder, in whole or in part, at its complete discretion, without prejudice to its other rights hereunder.

15.	FURTHER ASSURANCES

The parties hereto covenant and agree that, at any time and from time to time, at the written request and at the expense of the Corporation, they shall collectively and individually forthwith execute and deliver all other acts and documents and take all steps which may be reasonably necessary or desirable or which a party may reasonably request to give effect to the object and intent of this Agreement.

16.	ASSIGNMENT

This Agreement may not be transferred or assigned by the parties hereto. However, the Subscriber may assign its rights and obligations hereunder without the prior consent of the Corporation to a Legal Person wholly-owned by the Subscriber, provided that the Subscriber will remain liable to perform the obligations of such Legal Person hereunder.

17.	COUNTERPART EXECUTION

This Agreement may be executed in one or more counterparts, each of which when so executed shall constitute an original and all of which together shall constitute one and the same document.

18.	PROVISIONS OF AGREEMENT FOR SOLE BENEFIT OF THE PARTIES

No provision of this Agreement, whether express or implied, gives or should be construed as giving any Person other than the parties hereto any right, recourse or claim based in law or in equity pursuant hereto, or pursuant to any undertaking or provision found herein, all such undertakings and provisions being for the sole benefit of the parties hereto.

19.	ELECTRONIC SIGNING

A signed signature page of this Agreement given by a party electronically shall have the same effect as a copy of this Agreement given by such party which is signed by hand.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first hereinabove mentioned.

CGI GROUP INC.

Per:
Name:	Michael E. Roach
Title:	President and Chief Executive Officer

Per:
Name:	R. David Anderson
Title:	Executive Vice President and Chief Financial Officer

CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC

Per:
Name:	Alain Tremblay
Title:	Manager

Per:
Name:	Luc Houle
Title:	First Vice-President

SCHEDULE A

ANNOUNCEMENT

See “Schedule 2 – Rule 2.7 Announcement”

of Cooperation Agreement attached as Schedule B hereto.

SCHEDULE B

COOPERATION AGREEMENT

EXECUTION COPY

May 31, 2012

CGI GROUP INC.

and

CGI GROUP HOLDINGS EUROPE LIMITED

and

LOGICA PLC

CO-OPERATION AGREEMENT

1.	Rule 2.7 Announcement	1
2.	Terms of the Offer	1
3.	Logica Share Schemes	1
4.	Regulatory Conditions	2
5.	Documentation	3
6.	Switching	3
7.	Substitution	4
8.	Termination	4
9.	Warranties	5
10.	Guarantee	5
11.	Miscellaneous Provisions	6
12.	Governing Law and Jurisdiction	8
13.	Agent for Service of Process	8
Schedule 1 Definitions and Interpretation		9
Schedule 2 Rule 2.7 Announcement		13
Schedule 3 Logica Share Schemes		14

-i-

THIS AGREEMENT (this “Agreement”) is made on May 31, 2012

BETWEEN:

(1)	CGI GROUP INC. a corporation incorporated under the laws of the Province of Québec, Canada and whose registered office is at 1130 Sherbrooke Street West, Montréal, Québec, Canada H3A 2M8 (“CGI Group Inc.”);

(2)	CGI GROUP HOLDINGS EUROPE LIMITED, a private company with limited liability, incorporated in England and Wales (registered number 3290026) and whose registered office is at Broadlands House, Primett Road, Stevenage, Hertfordshire SG1 3GG, United Kingdom (“CGI Europe”); and

(2)	LOGICA PLC, a public company with limited liability, incorporated in England and Wales (registered number 01631639) and whose registered office is at 250 Brook Drive, Green Park, Reading RG2 6UA, United Kingdom (“Logica”),

together referred to as the “Parties” and each as a “Party” to this Agreement.

RECITALS:

(A)	CGI Europe, a wholly-owned subsidiary of CGI Group Inc., wishes to acquire the entire issued and to be issued share capital of Logica (the “Offer”) on the terms and subject to the conditions set out in the Rule 2.7 Announcement.

(B)	CGJ Europe and Logica intend the Offer to be implemented by way of the Scheme provided that CGI Europe reserves the right, as set out in the Rule 2.7 Announcement and in this Agreement, to elect to implement the Offer by means of the Takeover Offer.

(C)	CCI Europe and Logica have agreed to enter into this Agreement to set out certain mutual commitments to regulate the basis on which they are willing to implement the Offer.

(D)	CGI Group Inc. has agreed to guarantee the obligations of CGI Europe under this Agreement.

IT IS AGREED as follows:

1.	Rule 2.7 Announcement

The obligations of the Parties under this Agreement (other than this Clause 1 and Clause 11.8) shall be conditional on the release of the Rule 2.7 Announcement at or before 12 noon on June 1, 2012, or such other time and date as may be agreed by CGI Europe and Logica.

2.	Terms of the Offer

The terms and conditions of the Offer shall be those set out in the Rule 2.7 Announcement (including the Conditions), together with such other terms as may be agreed by CCI Europe and Logica in writing or as required by the Panel. Should CGI Europe elect to implement the Offer by means of the Takeover Offer on the terms and subject to the Conditions, the terms of the Offer shall be set out in the Takeover Offer Document.

3.	Logica Share Schemes

CCI Europe and Logica agree to comply with Schedule 3 in respect of the proposals under Rule 15 of the Code relating to the Logica Share Schemes and the other matters with which it deals.

4.	Regulatory Conditions

Allocation of responsibility and timing

4.1	CCI Europe shall have primary responsibility for obtaining all consents or approvals of any Regulatory Authority which are required in order to obtain the Clearances.

4.2	CGI Europe and Logica agree to make all filings and to supply all information necessary in order to obtain the consents and approvals referred to in Clause 4.1 in each case as soon as reasonably practicable.

4.3	Each of CGI Europe and Logica shall make an appropriate filing of a notification and report form pursuant to the HSR Act as promptly as practicable and shall supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as reasonably practicable.

4.4	Promptly following the date of the Rule 2.7 Announcement, CGI Europe and Logica shall meet in order to agree a plan with respect to contacting the relevant individuals within the relevant government departments and agencies in order to discuss with such individuals, as soon as reasonably practicable, any Clearance that may be required in relation to the implementation of the Offer as a consequence of Logica and/or any member of the Logica Group being party to a Relevant Logica Agreement. Following such meeting, CGI Europe and Logica shall cooperate with each other with respect to the agreed upon communication strategy in respect of such Clearances.

Further obligations

4.5	Without prejudice to the generality of Clauses 4.1 to 4.4 (inclusive), each of CGI Europe and Logica undertakes that, to the extent not prohibited by law or regulation, it will:

4.5.1	provide to the other (or its advisers), or procure the provision to the other (or its advisers) of, draft copies of all material filings, notifications, submissions and communications to be made to any Regulatory Authority by it or on its behalf in relation to obtaining any Clearances, at such time as will allow the other a reasonable opportunity to provide comments on such filings, notifications, submissions and communications before they are submitted or sent;

4.5.2	incorporate such comments made by the other as are reasonable in such material filings, notifications, submissions and communications;

4.5.3	provide the other (or its nominated advisers) with copies of all material filings, notifications, submissions and communications in the form submitted or sent to any Regulatory Authority by or on its behalf in relation to obtaining any Clearances;

4.5.4	give the other reasonable prior notice of, and allow persons nominated by the other to attend, all meetings and/or material telephone calls with any Regulatory Authority in connection with the obtaining of the Clearances and the implementation of the Offer and to make reasonable oral submissions during such meetings and/or telephone calls; and

4.5.5	promptly notify the other of any material communications from any Regulatory Authority in relation to obtaining any Clearances and provide copies thereof.

4.6	Each of CGI Europe and Logica undertakes, to the extent not prohibited by law or regulation, to keep the other informed of the progress towards satisfaction (or otherwise) of the Regulatory Conditions and if at any time it becomes aware of anything that may be reasonably considered to be likely to prevent any of the Regulatory Conditions from being satisfied, it shall promptly inform the other.

4.7	For the avoidance of doubt, nothing in this Clause 4 shall require a Party to disclose to another Party any commercially sensitive or confidential information related to its business and/or the business of any other member of the CGI Group or the Logica Group (as applicable) or any information which is not material to any Clearance and any Party may redact such information from any documents shared with another Party and/or take other reasonable steps to procure that such information is not shared with another Party.

4.8	In relation to any Relevant Logica Agreement, in the event that a Security Agency requests, offers or requires undertakings from CGI Europe that relate to (a) the behaviour of personnel involved in the implementation of such Relevant Logica Agreement, (b) the manner in which such Relevant Logica Agreement must be conducted or (c) secrecy as a pre-condition to granting Clearances in respect of that Relevant Logica Agreement, CGI Europe undertakes to promptly offer, accept or agree to any such undertakings in order that the relevant Clearances can be obtained as soon as reasonably practicable, provided that the terms of such undertakings are consistent with (or not materially more onerous than) undertakings previously required by such Security Agency in comparable circumstances to the Offer, and provided further that either (i) the terms of such undertakings are reasonably satisfactory to CGI Europe in the context of the successful implementation of the Offer or (ii) the Panel requires CGI Europe to give such undertakings.

4.9	CGI Europe shall be responsible for paying any filing, administrative or other fees levied by any Regulatory Authority for the purpose of obtaining the Clearances, unless such fees are payable by Logica as specified by the applicable local laws and regulation.

4.10	CGI Europe’s obligations under Clause 4.8 shall be interpreted on the basis of the information supplied by or on behalf of Logica to CGI Group Inc. prior to the date of this Agreement.

5.	Documentation

5.1	CGI Europe undertakes to provide Logica with all such co-operation, information and assistance as it may reasonably request in connection with the preparation and verification of the Scheme Document.

5.2	CGI Europe agrees to procure that the CGI Responsible Individuals take responsibility for the CGI Information.

6.	Switching

6.1	CGI Europe reserves the right to elect to implement the Offer by means of the Takeover Offer at any time (the “Right to Switch”) subject to CGI obtaining the consent of the Panel, if required.

6.2

If CGI Europe elects to implement the Offer by way of the Takeover Offer, CGI Europe undertakes not to invoke the acceptance condition or lapse the Takeover Offer at any closing date on the grounds that the acceptance condition has not been satisfied prior to Day 60 (as determined in accordance with Rule 31.6 of the Code and Notes on that Rule) unless CGI Europe first announces via an RIS (such announcement not to be made prior to the 14th day after posting of the Offer Document) that the Takeover Offer will lapse if the acceptance condition has not been satisfied on the date specified in such announcement, such date being no earlier than the 14th day after the date on which such announcement is made.

6.3	CGI Europe agrees to submit drafts and revised drafts of any Takeover Offer Document to Logica for review and comment and, where necessary, to discuss any comments with Logica for the purposes of preparing such revised drafts.

6.4	Save as may be required by the Panel, CGI Europe will only despatch the Offer Document once it has obtained the prior written approval (not to be unreasonably withheld or delayed) of Logica for inclusion of the Logica Information in it.

7.	Substitution

Subject to the consent of the Panel, CGI Europe reserves the right to substitute another member of the CGI Group for CGI Europe (the “Substitution”). If the Substitution is used to implement the Offer, references to CGI Europe in this Agreement shall be construed to refer to the Substitution.

8.	Termination

8.1	Without prejudice to the rights of any Party that may have arisen prior to termination and, except where expressly stated to the contrary, the Parties’ obligations under this Agreement shall terminate with immediate effect and all rights and obligations of the Parties under this Agreement shall cease forthwith:

8.1.1	if the Scheme (or the Takeover Offer, if a Takeover Offer is made) is withdrawn or lapses in accordance with its terms and/or with the consent of the Panel (other than where such lapse or withdrawal is a result of the exercise of the Right to Switch or is otherwise to be followed by a Rule 2.7 announcement made by CGI Europe or a member of the CGI Group to implement the Offer by a different takeover offer or scheme of arrangement on substantially the same or improved terms as those of the Offer);

8.1.2	if two or more of the Logica Directors withdraw their recommendation of the Scheme (or the Takeover Offer, if a Takeover Offer is made);

8.1.3	if the Scheme has not become Effective by 5:00 p.m. on the Long Stop Date;

8.1.4	if the Shareholder Meetings have not been held on or prior to the Meetings Long Stop Date; or

8.1.5	as agreed in writing between the Parties.

8.2	Termination of this Agreement shall be without prejudice to the rights of any Party which have arisen prior to termination. Clauses 11.8, 11.10, 12 and 13 shall survive termination of this Agreement.

9.	Warranties

9.1	Each of CGI Europe and CGI Group Inc. warrants to Logica on the date of this Agreement that:

9.1.1	it has the requisite power and authority to enter into and perform its obligations under this Agreement;

9.1.2	this Agreement constitutes its binding obligations in accordance with its terms;

9.1.3	the execution and delivery of, and performance of its obligations under, this Agreement will not:

(A)	result in a breach of any provision of its constitutional documents;

(B)	result in a breach of, or constitute a default under, any instrument to which it is a party or by which it is bound; or

(C)	result in a breach of any order, judgment or decree of any court or governmental agency to which it is a party or by which it is bound.

9.2	No Party shall have any claim for breach of warranty after the Effective Date (without prejudice to any liability for fraudulent misrepresentation or fraudulent misstatement).

10.	Guarantee

10.1	CGI Group Inc. irrevocably and unconditionally guarantees to Logica the due and punctual performance and observance by CGI Europe of all of its obligations under this Agreement (the “Guarantee”).

10.2	The Guarantee is to be a continuing security which shall remain in full force and effect until all of the obligations of CGI Europe under this Agreement shall have been fulfilled or shall have expired in accordance with the terms of this Agreement and the Guarantee is to be, in addition, and with out prejudice to, and shall not merge with, any other right, remedy, guarantee or security which Logica may now or hereafter hold in respect of all or any of the obligations of CGI Europe under this Agreement.

10.3	The liability of CGI Group Inc. under the Guarantee shall not be affected, impaired or discharged by reason of any act, omission, matter or thing which, but for this provision, might operate to release or otherwise exonerate CGI Europe from its obligations hereunder including, without limitation:

10.3.1	any amendment, variation or modification to, or replacement of this Agreement;

10.3.2	the taking, variation, compromise, renewal, release, refusal or neglect to perfect or enforce any rights, remedies or securities against CGI Europe or any other person;

10.3.3	any time or indulgence or waiver given to, or composition made with, CGI Europe or any other person; or

10.3.4	CGI Europe becoming insolvent, going into receivership or liquidation or having an administrator appointed.

10.4	The Guarantee shall constitute the primary obligations of CGI Group Inc. and Logica shall not be obliged to make any demand on CGI Europe or any other person before enforcing its lights against CGI Group Inc. under the Guarantee.

10.5	If at any time any one or more of the provisions of the Guarantee is or becomes invalid, illegal or unenforceable in any respect under any law, the validity, legality and enforceability of the remaining provisions hereof shall not be in any way affected if impaired thereby.

11.	Miscellaneous Provisions

11.1	Assignment

Other than following a Substitution as contemplated under Clause 7, no Party may assign (whether absolutely or by way of security and whether in whole or in part), transfer, mortgage, charge, declare itself a trustee for a third party of, or otherwise dispose of (in any manner whatsoever) the benefit of this Agreement or sub-contract or delegate in any manner whatsoever its performance under this Agreement (each of the above a “dealing”) and any such purported dealing in contravention of this Clause 11.1 shall be ineffective.

11.2	Remedies and Waivers

11.2.1	No delay or omission by any Party in exercising any right, power or remedy provided by law or under this Agreement will affect that right, power or remedy or operate as a waiver of it.

11.2.2	The single or partial exercise of any iight, power or remedy provided by law or under this Agreement will not preclude any other or further exercise of it or the exercise of any other right, power or remedy.

11.2.3	The rights, powers and remedies provided in this Agreement are cumulative and not exclusive of any rights, powers and remedies provided by law.

11.3	Severance/Unenforceable Provisions

If any provision of this Agreement shall be held to be illegal or unenforceable, in whole or in part, under any enactment or rule of law, but would be valid and enforceable if deleted in whole or in part or reduced in application, such provision shall apply with such deletion or modification as may be necessary to make it valid and enforceable but the enforceability of the remainder of this Agreement shall not be affected.

11.4	Variation

No variation to this Agreement shall be effective unless made in writing (which for this purpose, does not include email) and executed by each of the Parties. The expression “variation” includes any variation, supplement, deletion or replacement, however effected.

11.5	No Partnership

Nothing in this Agreement or in any document referred to in it or any action taken by the Parties under it or any document referred to in it shall constitute any of the Parties a partner of any other.

11.6	Confidentiality Agreement

The provisions of this Agreement shall be supplemental to and shall not prejudice the terms of the Confidentiality Agreement which shall remain in full force and effect notwithstanding the execution of this Agreement.

11.7	Counterparts

This Agreement may be executed in any number of counterparts and by the different Parties on separate counteiparts, each of which when executed and delivered shall constitute an original, but all the counterparts shall together constitute one instrument.

11.8	Notices

A notice, approval, consent or other communication in connection with this Agreement must be in writing and must be left at the address of the addressee, or sent by pre-paid registered post to the address of the addressee or sent by facsimile to the facsimile number of the addressee which is specified in this Clause 11.8 or to such other address or facsimile number as may be notified by such addressee by giving notice in accordance with this Clause 11.8. The address and facsimile number of each Party is:

11.8.1	in the case of CGI Group Inc.

Address:	1130 Sherbrooke Street West, 7th floor, Montréal, Québec H3A 2M8, Canada

Fax number:	+1 514 841 3299

For the attention of:	Claude Sdguin

With a copy to Sullivan & Cromwell LLP (fax number ÷44 (0)20 7959 8950), marked for the attention of Tim Emmerson/Ben Perry;

11.8.2	in the case of CGI Europe:

Address:	6th floor, 62-63 Threadneedle Street, London EC2R 8HP, United Kingdom

Fax number:	+44 (0)20 847 6022

For the attention of:	The Directors

With a copy to CGI Group Inc. and Sullivan & Cromwell LLP as set out in Clause 11.8.1;

11.8.3	in the case of Logica:

Address:	250 Brook Drive, Green Park,

Reading RG2 6UA, United Kingdom

Fax number:	+44 20 7468 7006

For the attention of:	Lawrence Guedes

With a copy to Freshfields Bruckhaus Deringer LLP (fax number +44 20 7108 7140), marked for the attention of David Sonter.

11.9	A notice given under Clause 11.8 shall conclusively be deemed to have been received on (a) the next working day in the place to which it is sent, if sent by fax, (b) at the time of delivery, if delivered personally and (c) if sent by registered mail, two Business Days after posting.

11.10	Benefit of this Agreement

11.10.1	Each of the obligations of Logica in this Agreement is undertaken for the benefit of each of CGI Group Inc. and CGI Europe.

11.10.2	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a Party to this Agreement.

12.	Governing Law and Jurisdiction

12.1	This Agreement and any dispute or claim arising out of or in connection with it or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims) shall be governed by and construed in accordance with English law.

12.2	Each Party irrevocably agrees that the courts of England shall have exclusive jurisdiction in relation to any dispute or claim arising out of or in connection with this Agreement or its subject matter, existence, negotiation, validity, termination or enforceability (including non-contractual disputes or claims).

12.3	Each Party irrevocably waives any right that it may have to object to an action being brought in those courts, to claim that the action has been brought in an inconvenient forum, or to claim that those courts do not have jurisdiction.

13.	Agent for Service of Process

CGI Group Inc. will, at all times, maintain a place of business for service of process and any other documents in proceedings in England or any other proceedings in connection with this Agreement at CGI Europe, 6th Floor, 62-63 Threadneedle Street, London EC2R 8HP, United Kingdom or such other place of business in the United Kingdom as CGI Group Inc. notifies in writing to Logica.

SCHEDULE 1

DEFINITIONS AND INTERPRETATION

In this Agreement (including the Recitals and the Schedules other than Schedule 2), unless the context otherwise requires, each of the following terms and expressions shall have the following meanings:

“2006 Act” means the UK Companies Act 2006, as amended;

“Agreed Form Spreadsheet” means the spreadsheet in the agreed form showing the effect of the proposals under Rule 15 of the Code relating to the Logica Share Schemes;

“Business Day” means a day (other than Saturdays, Sundays and public holidays) on which banks are open for business in London, United Kingdom and Montréal, Canada;

“Capital Reduction” means the reduction of Logica’ s share capital under Section 648 of the 2006 Act provided for by the Scheme;

“CGI Group” means CGI Group Inc. and its subsidiaries and subsidiary undertakings from time to time and “member of the CGI Group” shall be construed accordingly;

“CGI Information” means information relating to CGI Europe, any member of the CGI Group, persons acting in concert with CGI Europe or any of the CGI Responsible Individuals in the Scheme Document (or, if applicable, the Takeover Offer Document);

“CGI Responsible Individuals” means the directors of CGI Europe and CGI Group Inc. from time to time;

“Clearances” means all consents, clearances, permissions, waivers and/or approvals that are necessary in order to satisfy any of the Regulatory Conditions and the expiry of all waiting periods, the expiry of which will, under the laws, regulations or practices applied by any relevant Regulatory Authority in connection with the implementation of the Offer satisfy any of the Regulatory Conditions, and any reference to Clearances having been “satisfied” shall be construed as meaning that the foregoing have been obtained or, in the case of waiting periods, expired in accordance with the relevant Regulatory Condition;

“Code” means the City Code on Takeovers and Mergers;

“Conditions” means the conditions to the implementation of the Offer set out in Appendix I to the Rule 2.7 Announcement, together with any Conditions which are agreed in writing by CGI Europe and Logica, subject to any modifications that may be required if CGI Europe elects to implement the Offer by way of the Takeover Offer;

“Confidentiality Agreement” means a confidentiality agreement dated 27 April 2012 between CGI Group Inc. and Logica entered into in connection with the Offer;

“Council Regulation” means Council Regulation (EC) 139/2004, as amended;

“Court” means the High Court of Justice in England and Wales;

“Court Meeting” means the meeting of Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court under Part 26 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

“Effective Date” means:

(a)	if the Offer is implemented by way of the Scheme, the date on which the Scheme becomes effective in accordance with its terms; or

(b)	if the Offer is implemented by way of the Takeover Offer, the date on which the Takeover Offer is declared or becomes unconditional in all respects in accordance with its terms and the requirements of the Code;

and “Effective” shall be construed accordingly;

“Excluded Shares” means any Logica Shares which are registered in the name of or beneficially owned by any member of the CGI Group or its nominee(s) and any Logica Shares held in treasury;

“Executive Share Plans” mean the Restricted Share Plan, the Logica Partners Incentive Plan, the Logica Partners Performance Multiplier Plan, the Long Term Incentive Plan and the Deferred Investment Share Plan (formerly the Executive Equity Partnership Plan);

“Guarantee” shall have the meaning given to it in Clause 10;

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder;

“Fully Diluted Share Capital” means, at any relevant time, the sum of (i) the number of Logica Shares in issue at that time and (ii) the maximum number of Logica Shares which could at any time (including after the Effective Date) be issued upon the full exercise of all Share Rights on the assumption that all criteria by reference to which such number may increase have been satisfied (and that the increase in such number has accordingly occurred), taking into account all steps which could be validly taken (by Logica Directors or any committee thereof or otherwise) which have the effect of permanently amending such number, and on the basis that all options, awards and Share Rights in respect of Logica Shares, whether under any of the Logica Share Schemes or otherwise are exercisable and exercised to the maximum extent permissible;

“Logica Directors” means the directors of Logica from time to time;

“Logica Information” means information relating to Logica, any member of the Logica Group or any of Logica Directors and all other information in the Scheme Document (or, if applicable, the Takeover Offer Document) that is not CGI Information;

“Logica Group” means Logica and its subsidiaries and subsidiary undertakings from time to time and “member of the Logica Group” shall be construed accordingly;

“Logica Share” means an ordinary share of 10p in the capital of Logica;

“Logica Share Schemes” means the Logica 2005 UK Sharesave Scheme, the Logica 2005 International Sharesave Scheme, the Employee Share Match Plan, the Executive Share Option Scheme and the Executive Share Plans;

“Logica Shareholder” means a registered holder of Logica Shares;

“Long Stop Date” means November 16, 2012 or such later date (if any) as CGI Europe and Logica may, with the consent of the Panel and (if required) the Court, agree;

“Meetings Long Stop Date” means August 20, 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

“Offer” shall have the meaning given to it in Recital (A);

“Panel” means The Panel on Takeovers and Mergers;

“Reduction Court Order” means the order of the Court which confirms the Capital Reduction;

“Reduction Record Time” means 6:00 p.m. on the Business Day immediately preceding the date upon with the Reduction Court Order is made;

“Regulatory Authority” means any court or competition, antitrust, national, supranational or supervisory body or any government department or other government, governmental, trade or regulatory agency or body and any Security Agency, in each case in any jurisdiction, including the European Commission but excluding the Panel;

“Regulatory Conditions” means each of the Conditions set out in paragraphs 2(a) to (d) inclusive of the Conditions;

“Relevant Logica Agreement” means an agreement made between Logica, or any member of the Logica Group, and a government department or agency in any jurisdiction pursuant to which Logica or such member of the Logica Group has agreed to supply goods or services that are used in connection with law and order, national security, policing, defence or military procurement;

“Right to Switch” shall have the meaning given to it in Clause 6.1;

“Rule” means a rule of the Code unless the context requires otherwise;

“Rule 2.7 Announcement” means the announcement in the agreed form set out in Schedule 2;

“Scheme” means a scheme of arrangement implemented pursuant to Part 26 of the 2006 Act; and

“Scheme Document” means the scheme document published by or on behalf of Logica in connection with the Scheme, including any revised scheme document;

“Scheme Shareholders” means the holders of Scheme Shares;

“Scheme Shares” means the Logica Shares:

(a)	in issue at the date of this document;

(b)	if any, issued after the date of this document and before the Scheme Voting Record Time; and

(c)	if any, issued after the Scheme Voting Record Time and before the Reduction Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares;

“Scheme Voting Record Time” means 6:00 p.m. on the day which is two days before the Court Meeting or, if the Court Meeting is adjourned, 6:00 p.m. on the day which is two days before the date of such adjourned Court Meeting;

“Security Agency” means any governmental or regulatory body competent to take action or impose restrictions in connection with the Offer by reference to its implications for any aspect of law and order, national security, policing, defence, or military procurement;

“Shareholder Meetings” means the Court Meeting and the General Meeting;

“Share Right” means any award, option of other right of any person to require the allotment, issue or transfer of a Logica Share to that person or any other person and any legal entitlement to be granted any such award, grant, option or other right;

“Substitution” shall have the meaning given to it in Clause 7;

“Takeover Offer” means, in the event that CGI Europe exercises its Right to Switch, a takeover offer within the meaning of Section 974 of the 2006 Act, including any subsequent revision, amendment, variation, extension or renewal; and

“Takeover Offer Document” means the offer document published by or on behalf of CGI Europe in connection with a Takeover Offer, including any revised offer document.

The following shall apply to this Agreement (but not to the Rule 2.7 Announcement):

(A)	terms and expressions used but not expressly defined in this Agreement shall, unless the context otherwise requires, have the meanings given in the Rule 2.7 Announcement;

(B)	terms and expressions defined in the 2006 Act and not expressly defined in this Agreement, including the expressions “subsidiary” and “subsidiary undertaking”, shall, unless the context otherwise requires, have the meanings given in the 2006 Act;

(C)	when used in this Agreement, the expression “acting in concert” shall have the meaning given in the Code;

(D)	any reference to this Agreement includes the Schedules to it, each of which forms part of this Agreement for all purposes;

(E)	a reference to an enactment or statutory provision shall be construed as a reference to any subordinate legislation made under the relevant enactment or statutory provision and shall be construed as a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, reenacted or replaced;

(F)	words in the singular shall include the plural and vice versa;

(G)	references to one gender include other genders;

(H)	references to a “company” shall be construed so as to include any company, corporation or other body corporate, wherever and however incorporated or established;

(I)	a reference to a Recital, Clause, Schedule (other than to a schedule to a statutory provision) shall be a reference to a Recital, Clause, Schedule (as the case may be) of or to this Agreement;

(3)	a reference to “includes” or “including” shall mean “includes without limitation” or “including without limitation”;

(K)	references to documents “in the agreed form” or any similar expression shall be to documents agreed between CGI Europe and Logica, annexed to this Agreement and initialled for identification by or on behalf of CGI Europe and Logica;

(L)	the headings in this Agreement are for convenience only and shall not affect its interpretation;

(M)	a reference to any other document referred to in this Agreement is a reference to that other document as amended, varied, novated or supplemented at any time;

(N)	references to this Agreement include this Agreement as amended or supplemented in accordance with its terms; and

(O)	references to times of day are to London time.

SCHEDULE 2

RULE 2.7 ANNOUNCEMENT

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN,

INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A

VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

31 May 2012

RECOMMENDED CASH ACQUISITION

of

LOGICA PLC

by

CGI GROUP HOLDINGS EUROPE LIMITED

(a wholly owned subsidiary of CGI Group Inc.)

to be effected

by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

Summary

•

The boards of directors of Logica plc (“Logica”) and CGI Group Inc. (“CGI”) are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Logica by CGI Holdings Europe Limited (“CGI Europe”), a wholly owned subsidiary of CGI, pursuant to which CGI Europe will acquire the entire issued and to be issued ordinary share capital of Logica (the “Acquisition”). The Acquisition will be implemented by way of a scheme of arrangement.

•	Under the terms of the Acquisition:

Logica Shareholders will be entitled to receive 105 pence in cash per Logica Share.

The Acquisition price represents a premium of approximately:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

•

The Acquisition values the entire issued and to be issued ordinary share capital of Logica at approximately £1.7 billion (C$2.8 billion) on the basis of a fully diluted share capital of 1,646 million Logica Shares (net of option proceeds) (assuming that all rights in respect of in-the-money options under the Logica Share Schemes are exercised on the basis explained in this announcement).

•	In addition, the Acquisition implies an enterprise value multiple of approximately 6.6 times Logica’s EBITDA for the 12 months ended 31 December 2011.

•

The consideration payable under the Acquisition will be funded through a combination of the proceeds from the issuance of subscription receipts exchangeable for new shares in CGI to Caisse de dépôt et placement du Québec (“CDP”) and debt funding from Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“NBC”) and The Toronto-Dominion Bank (“TD”) to CGI pursuant to term credit facilities under a new credit agreement and a backstop revolving credit facility under the same agreement or, if such backstop revolving credit facility is cancelled, from a syndicate of lenders including NBC, CIBC and TD pursuant to a revolving credit facility under the existing credit agreement.

•

It is intended that the Acquisition be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act, further details of which are contained in the full text of this announcement. CGI Europe reserves the right, subject to the consent of the Panel, to effect the Acquisition by way of a Takeover Offer.

•

The Logica Directors, who have been so advised by Rothschild, Bank of America Merrill Lynch and Deutsche Bank, as the independent financial advisers for the purposes of Rule 3 of the Code, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Logica Directors, Rothschild, Bank of America Merrill Lynch and Deutsche Bank have each taken into account the commercial assessments of the Logica Directors.

•

Accordingly, the Logica Directors intend unanimously to recommend that Logica Shareholders vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions as each Logica Director has irrevocably undertaken to do in respect of Logica Shares he/she beneficially owns, being in aggregate a total of 2,563,207 Logica Shares, representing approximately 0.16 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement). The irrevocable undertakings given by the Logica Directors will remain in full force and effect if the Acquisition is effected by way of a Takeover Offer and will cease to be binding only if the Scheme and, if applicable, any Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer by CGI Europe is or has been announced in accordance with Rule 2.7 of the Code. Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

•

In addition to the irrevocable undertakings received from the Logica Directors, CGI Europe has also received irrevocable undertakings from Schroder and Artemis, institutional shareholders of Logica, to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions, in respect of a total of 292,127,041 Logica Shares, representing approximately 18.03 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement). The irrevocable undertakings received from Schroder and Artemis will cease to be binding if a competing offer is announced under Rule 2.7 of the Code which has a value of 10 per cent. or more above 105 pence per Logica Share (in the case of Artemis only, where such competing offer is all in cash), unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of the competing offer being announced (in the case of Schroder) or made (in the case of Artemis) on terms at least as favourable as under the competing offer (in the case of Schroder only, in the reasonable opinion of Schroder). Further details of these irrevocable undertakings are set out in Appendix III to this announcement.

•

In aggregate, therefore, irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions have been received in respect of a total of 294,690,248 Logica Shares, representing approximately 18.19 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement).

•

CGI is a public company incorporated under the laws of the Province of Québec, Canada. Founded in 1976 and headquartered in Montréal, CGI is one of the largest independent providers of information technology and business process services to clients worldwide. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at 31 March 2012, CGI’s annualized revenue was approximately C$4.3 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. As at 30 May 2012 (being the latest practicable date prior to this announcement) CGI had a market capitalisation of C$5.4 billion (£3.4 billion).

•	The Acquisition will be subject to the satisfaction or waiver of the Conditions set out in Appendix I to this announcement and in the Scheme Document. It is expected that the Scheme

Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting, together with the Forms of Proxy, will be posted to Logica Shareholders within 28 days of the date of this announcement and the Scheme will be effective by the end of September 2012, subject to the Conditions and certain further terms set out in Appendix I to this announcement.

Commenting on the Acquisition, Michael Roach, President and Chief Executive Officer of CGI, said:

“This announcement is consistent with our profitable growth strategy and with our belief that global consolidation of our industry is both necessary and inevitable. Logica is a leading business and technology service company with talented and committed employees and long-term client relationships. It further underscores our ongoing commitment to support our clients as they expand their businesses locally and globally. In addition to operational breadth and depth, the combined business will have critical mass and key blue chip client relationships.

We warmly welcome Logica’s professionals and believe that the combined business will provide new and larger growth opportunities for both CGI’s and Logica’s employees and clients, as well as offering CGI shareholders the same superior and industry leading returns we have delivered historically. We believe we have found the right acquisition at the right price and at the right time to create one of the very few truly independent global end-to-end technology services providers.”

Commenting on the Acquisition, David Tyler, Chairman of Logica, said:

“Over the past few years Logica has successfully integrated its European businesses into a single organisation with a clear brand and position in its main markets. Significant investments have been made in sales and marketing. It has established a strong presence in outsourcing which now represents 45 per cent. of the business. Logica has also cut overhead and staff costs substantially and offshore numbers have more than doubled, improving its cost competitiveness.

At the same time, industry dynamics have continued to develop. Competitive intensity has increased as the industry has globalised and scale has become an ever more important factor in cost competitiveness and service. Additionally, in Logica’s main European markets there is considerable economic uncertainty, which affects confidence and demand from both public and private clients.

Following an approach by CGI, the two companies engaged in a period of discussion around the possibility of combining the businesses. The Logica Directors consider there to be a strong industrial logic for the proposed combination with CGI. It meets clients’ requirements for a more comprehensive international presence and offers them the benefits of scale. Given the very limited geographic overlap and CGI’s strong reputation for successful integration, we believe this transaction will offer great opportunities for Logica’s people. For our shareholders, the offer represents an opportunity to realise a substantial premium in cash to the current share price.”

This summary should be read in conjunction with, and is subject to, the accompanying full text of this announcement which sets out further details of the Acquisition and which forms an integral part of this announcement (including Appendices). Appendix I to this announcement contains the Conditions to, and certain further terms of, the Acquisition. Appendix II to this announcement contains further details of the sources of information and bases of calculations set out in this announcement. Appendix III to this announcement contains further details of the irrevocable undertakings received by CGI Europe. Appendix VIII to this announcement contains definitions of certain expressions used in this summary and in this announcement.

Enquiries:

CGI Group Inc.
Lorne Gorber	Tel: +1 514 841 3355

Goldman Sachs International (financial adviser to CGI)	Tel: +44 (0) 20 7774 1000
Gregg Lemkau
Nick Harper
Nicholas van den Arend

RLM Finsbury (public relations adviser to CGI)	Tel: +44 (0) 20 7251 3801
James Murgatroyd

Logica plc	Tel: +44 (0) 20 7637 9111
Investor relations: Karen Keyes
Media relations: Louise Fisk

Rothschild (joint financial adviser to Logica)	Tel: +44 (0) 20 7280 5000
Warner Mandel
Jeremy Millard
Nick Ivey

Bank of America Merrill Lynch (joint financial adviser and	Tel: +44 (0) 20 7628 1000
joint corporate broker to Logica)
Simon Gorringe
Guy Hayward-Cole
Andrew Tusa

Deutsche Bank (joint financial adviser and joint corporate	Tel: +44 (0) 20 7545 8000
broker to Logica)
Charles Wilkinson
Richard Sheppard
Charles Bryant

Brunswick (public relations adviser to Logica)	Tel: +44 (0) 20 7404 5959
Sarah West
Jonathan Glass

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the FSA, is acting for CGI and CGI Europe and no one else in connection with the Acquisition and will not be responsible to anyone other than CGI and CGI Europe for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Acquisition or any matter referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and no one else in connection with the Acquisition and will not be responsible to anyone other than Logica for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Acquisition or in relation to matters described in this announcement or any transaction or arrangement referred to herein.

Bank of America Merrill Lynch, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and for no one else in connection with the Acquisition and will not be responsible to any person other than Logica for providing the protections afforded to clients of Bank of America Merrill Lynch, or for providing advice in relation to the Acquisition, the content of this announcement or any matter referred to herein.

Deutsche Bank AG, London Branch is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG, London Branch’s authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Logica and no one else in connection with the Acquisition or the contents of this announcement and will not be responsible to any person other than Logica for providing the protections afforded to clients of Deutsche Bank AG, London Branch, nor for providing advice in relation to the Acquisition or any matters referred to in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or otherwise dispose of or invitation to purchase or otherwise acquire any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Acquisition will be made solely through the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.

This announcement has been prepared for the purpose of complying with the laws of England and Wales and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England and Wales.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

The Acquisition relates to the shares of an English company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. Neither the proxy solicitation rules nor (unless implemented by means of a Takeover Offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Moreover, the Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom and under the City Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. If CGI exercises its right to implement the Acquisition of the Logica Shares by way of a Takeover Offer, the Takeover Offer will be made in compliance with applicable US securities laws and regulations.

Unless otherwise determined by CGI Europe or required by the Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Acquisition to Logica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward Looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition and other information published by CGI and Logica contains statements that are or may be forward looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of CGI and Logica about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on CGI and Logica, the expected timing and scope of the Acquisition and other statements other than historical facts. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “strategy”, “budget”, “forecast” or “might” or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of CGI’s or Logica’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on CGI’s or Logica’s business.

These forward looking statements are not guarantees of future financial performance. Except as expressly provided in this announcement, they have not been reviewed by the auditors of CGI or Logica or their respective financial advisers. Such forward looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. These factors include the satisfaction of the Conditions, as well as additional factors, such as: fluctuations in the capital markets; fluctuations in interest and exchange rates; increased regulation or regulatory scrutiny; the occurrence of unforeseen disasters or catastrophes; political or economic instability in principal markets; adverse outcomes in litigation; and general, local and global economic, political, business and market conditions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither CGI nor Logica, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. All subsequent oral or written forward looking statements attributable to CGI or Logica or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. CGI and Logica disclaim any obligation to update or revise any forward looking or other statements contained herein other than in accordance with their legal and regulatory obligations.

Profit Forecast

The Logica Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. As such it is a requirement under the Code that the Logica Profit Forecast be reported on by Logica’s reporting accountants and financial advisers. The bases and assumptions behind the Logica Profit Forecast and the reports of the Logica Financial Advisers and PricewaterhouseCoopers are set out in Appendix V to this announcement. The Logica Financial Advisers and PricewaterhouseCoopers have given and not withdrawn their consent to publication of their reports in the form and context in which they are included.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129.

Information Relating to Logica Shareholders

Please be aware that addresses, electronic addresses and certain information provided by Logica Shareholders, persons with information rights and other relevant persons for the receipt of communications from Logica may be provided to CGI Europe during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on Logica’s and CGI’s websites (www.logica.com and www.cgi.com respectively) by no later than 12 noon (London time) on 1 June 2012.

Rule 2.10 Requirement

In accordance with Rule 2.10 of the Code, Logica confirms that at the date of this announcement, it has in issue and admitted to trading on Euronext Amsterdam and the main market of the London Stock Exchange 1,620,160,491 ordinary shares of 10 pence each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the Logica Shares is GB0005227086.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN,

INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A

VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

31 May 2012

RECOMMENDED CASH ACQUISITION

of

LOGICA PLC

by

CGI GROUP HOLDINGS EUROPE LIMITED

(a wholly owned subsidiary of CGI Group Inc.)

to be effected

by means of a Scheme of Arrangement

under Part 26 of the Companies Act 2006

1	Introduction

The boards of directors of Logica and CGI are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Logica by CGI Europe, a wholly-owned subsidiary of CGI, pursuant to which CGI Europe will acquire the entire issued and to be issued ordinary share capital of Logica. It is intended that the Acquisition be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act.

2	The Acquisition

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document, Logica Shareholders will be entitled to receive:

105 pence in cash per Logica Share

The Acquisition price represents a premium of approximately:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

The Acquisition values the entire issued and to be issued ordinary share capital of Logica at approximately £1.7 billion (C$2.8 billion) on the basis of a fully diluted share capital of 1,646 million Logica Shares (net of option proceeds) (assuming that all rights in respect of in-the-money options under the Logica Share Schemes are exercised on the basis explained in this announcement).

In addition, the Acquisition implies an enterprise value multiple of approximately 6.6 times Logica’s EBITDA for the 12 months ended 31 December 2011.

The Acquisition will be funded through a combination of the proceeds from the issuance of subscription receipts exchangeable for new shares in CGI to CDP and debt funding from CIBC, TD and NBC. Goldman Sachs, financial adviser to CGI and CGI Europe, is satisfied that sufficient cash resources are available to CGI Europe to enable it to satisfy in full the consideration payable to Logica Shareholders in connection with the Acquisition.

3	Background to and reasons for the Acquisition

CGI strongly believes that the acquisition of Logica represents an attractive opportunity to expand its global footprint and strengthen its capabilities across the five key attributes of a global leader in IT and business process services:

•	People and culture: an exceptional and talented team driven towards the common goal of client success and, as owners, benefit from a performance-based culture;

•	Client proximity with blended global delivery: enhanced intimacy and service delivery bringing the best capabilities and its solutions to clients anywhere in the world, all the time;

•	End-to-end capabilities: enhanced global offering with expanded platforms and the ability to cover the entire customer IT services supply chain;

•	Operational excellence: proven methodologies and frameworks to ensure on-time, on-budget project delivery; and

•	Mission critical intellectual property: expanded portfolio creates opportunities for profitable revenue growth, improved quality mix and over time, increased margins.

As a European business and technology service company Logica has unique strengths in its understanding of the European IT services market, its expertise across industry verticals and its intimate knowledge of its clients’ businesses that enable Logica to create value for clients.

The proposed combination of CGI and Logica would create a leading player in the IT services sector worldwide with a meaningful presence in the Americas, Europe and Asia. Additionally, the combined resources of the two companies would provide an ideal platform to serve clients locally and globally, to win larger scale outsourcing opportunities, and to offer the combined client base a diverse portfolio of services and IP-led solutions, both in North America and Europe.

The combined business is expected to deliver integration benefits totalling £125 million (C$200 million) by the end of the third financial year following completion. These benefits are expected to be realised at a one-off cost of £165 million (C$265 million) over three years. Including the impact of the expected financial benefits, the Acquisition is expected to be immediately and significantly accretive in the range of 25 per cent. to 30 per cent. to CGI’s adjusted earnings per share excluding integration and acquisition related costs. The accretion rate is expected to accelerate throughout the three year integration period following completion of the Acquisition. In addition, it is anticipated further revenue opportunities will be available to the combined business through the enhanced offering of both geographic and product services to clients of both CGI and Logica.

4	Recommendation

The Logica Directors, who have been so advised by Rothschild, Bank of America Merrill Lynch and Deutsche Bank, as the independent financial advisers for the purposes of Rule 3 of the Code, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Logica Directors, Rothschild, Bank of America Merrill Lynch and Deutsche Bank have each taken into account the commercial assessments of the Logica Directors.

Accordingly, the Logica Directors intend unanimously to recommend Logica Shareholders to vote in favour of the Scheme at the Court Meeting and the General Meeting Resolutions, as each Logica Director has irrevocably undertaken to do in respect of his own beneficial holdings of Logica Shares (further details of these irrevocable undertakings are contained in paragraph 5 below).

5	Irrevocable undertakings

CGI Europe has received irrevocable undertakings from each of the Logica Directors to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions, in respect of a total of 2,563,207 Logica Shares, representing approximately 0.16 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement). The irrevocable undertakings given by the Logica Directors will remain in full force and effect if the Acquisition is effected by way of a Takeover Offer and will cease to be binding only if the Scheme and, if applicable, any Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer is or has been announced by CGI Europe in accordance with Rule 2.7 of the Code.

CGI Europe has also received irrevocable undertakings from Schroder and Artemis, institutional shareholders of Logica, to vote in favour of the Scheme at the Court Meeting and the General Meeting Resolutions, in respect of a total of 292,127,041 Logica Shares, representing approximately 18.03 per cent. of the ordinary share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement).

The irrevocable undertakings received from Schroder and Artemis will cease to be binding if a competing offer is announced under Rule 2.7 of the Code which has a value of 10 per cent. or more above 105 pence per Logica Share (in the case of Artemis only, where such competing offer is all in cash), unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of the competing offer being announced (in the case of Schroder) or made (in the case of Artemis), on terms at least as favourable as under the competing offer (in the case of Schroder only, in the reasonable opinion of Schroder).

In aggregate, therefore, CGI Europe has received irrevocable undertakings in respect of a total of 294,690,248 Logica Shares, representing approximately 18.19 per cent. of the share capital of Logica in issue on 30 May 2012 (being the latest practicable date prior to this announcement).

Further details of the irrevocable undertakings are set out in Appendix III to this announcement.

Copies of the irrevocable undertakings will be on display on Logica’s and CGI’s websites (www.logica.com and www.cgi.com respectively) from 12 noon on 1 June 2012 until the end of the Acquisition.

6	Background to and reasons for the recommendation

Over the past few years Logica has successfully integrated its European businesses into a single organisation with a clear brand and position in its main markets. Significant investments have been made in sales and marketing. It has established a strong presence in outsourcing which now represents 45 per cent. of the business. Over the five years to December 2012, Logica’s cost initiatives are expected to deliver approximately £200 million per annum of savings in overhead and staff costs. Offshore numbers have more than doubled, improving Logica’s cost competitiveness. The accelerated restructuring programme announced in December 2011 ensured that the cost base of the business was adjusted to reflect a worsening economic climate, while creating the room to invest in platform-based services and the systems and tools needed to continue to transform the business.

At the same time, industry dynamics have continued to develop. Competitive intensity has increased as the industry has globalised and scale has become an ever more important factor in cost competitiveness and service. Additionally, in Logica’s main European markets there is considerable economic uncertainty, which affects confidence and demand from both public and private clients.

Following an approach by CGI, the two companies engaged in a period of discussion around the possibility of combining the businesses. The Logica Directors consider there to be a strong industrial logic for the proposed combination with CGI. It meets clients’ requirements for a more comprehensive international presence and offers them the benefits of scale. Specifically, the combination with CGI will accelerate Logica’s ability to support European clients wherever they operate in the world and ensure that its platforms can be sold to a wider global client base. The Logica Directors believe that being part of a larger and financially strong international group will accelerate the transformation of the business and will be beneficial for Logica’s clients and people.

A combination with CGI will create one of the leading players worldwide with a differentiated services portfolio and strong market positions in North America and Europe. Both organisations have a focus on client intimacy and proximity enabling the delivery of high quality services both globally and locally, supported by approximately 72,000 IT professionals.

The Logica Directors’ unanimous intention to recommend that Logica Shareholders vote in favour of the Acquisition follows a thorough assessment of the terms of the Acquisition by the Logica Directors, including taking advice from the Logica Financial Advisers as laid out in this announcement. In arriving at their decision to recommend the Acquisition, the Logica Directors have considered the standalone prospects of Logica. The Logica Directors have also taken into account the views of two of Logica’s largest shareholders, Artemis and Schroder.

The terms of the Acquisition represent a substantial premium, in cash, equivalent to approximately:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

Following careful consideration of the above factors, the Logica Directors intend unanimously to recommend that Logica Shareholders vote in favour of the Acquisition, as they have committed to do in respect of their entire beneficial holdings of Logica Shares.

7	Information on CGI and CGI Europe

CGI

CGI is a public company incorporated under the laws of the Province of Québec, Canada. Founded in 1976 and headquartered in Montréal, CGI is one of the largest independent providers of information technology and business process services to clients worldwide. CGI provides end-to-end services with approximately 31,000 professionals located in offices and centres of excellence in Canada, the United States, Europe and Asia Pacific. As at 31 March 2012, CGI’s annualized revenue was approximately C$4.3 billion and its order backlog was approximately C$13.1 billion. CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in both the Dow Jones Sustainability Index and the FTSE4Good Index. As at 30 May 2012 (being the latest practicable date prior to this announcement) CGI had a market capitalisation of C$5.4 billion (£3.4 billion).

CGI Europe

CGI Europe is a wholly-owned subsidiary of CGI and acts as a holding company for CGI’s existing European subsidiaries.

8	Information on Logica

Logica is a business and technology services company, employing 41,000 people. It provides business consulting, systems integration and outsourcing to clients around the world, including many European public sector agencies and businesses. Logica’s clients include leading European oil and gas companies, leading European utilities and leading European telecoms companies. Logica’s strengths relate to its understanding of the European IT services market and its deep domain knowledge across multiple industry verticals, including Transport, Trade and Industrial, Public Sector, Energy and Utilities, Financial Services and Telecoms and Media. Logica Shares are listed on the London Stock Exchange and Euronext Amsterdam.

Logica offers the following services to its clients:

Outsourcing

Logica combines onsite, onshore, nearshore and offshore resources to create a blended delivery model to enable clients to outsource the management of applications, infrastructure and business processes. For the year ended 31 December 2011, Outsourcing represented 45 per cent. of Logica’s revenue.

Systems Integration

Logica’s vendor-independent approach and strong sector and technology knowledge helps clients adapt packaged systems, modify existing systems and design new systems in order to integrate business practices and technology. For the year ended 31 December 2011, Systems Integration represented 43 per cent. of Logica’s revenue.

Business Consulting

Logica provides consulting advice to help its clients transform operations, shape and implement change and evolve IT systems and services to meet business demands. For the year ended 31 December 2011, Business Consulting represented 12 per cent. of Logica’s revenue.

For the twelve months ending 31 December 2011, Logica reported revenue of £3.9 billion and adjusted operating profit of £114 million.

9	Logica current trading

The Logica Interim Management Statement, including unaudited financial information for the three months ended 31 March 2012, is included as Appendix IV to this announcement.

10	Management, employees and locations

For more than 36 years, CGI has had a dream upon which the company has been built: “To create an environment in which we enjoy working together and, as owners, building a company we can be proud of.” This approach has been an important factor in creating a growing and financially stable company with a track record of consistent financial performance and a strategy to continue acting as a global consolidator in the IT services market.

In line with this approach, CGI has a long-standing policy of recognising that people are one of its most important assets, which is strongly aligned with Logica’s philosophy regarding clients and people. With more than 85 per cent. of employees also being shareholders, CGI consistently demonstrates one of the lowest attrition rates in the IT services industry. Consequently, CGI attaches great importance to the skills and experience of Logica’s management team and employees.

Following completion of the Acquisition, CGI intends to combine its operations with Logica’s over a three year integration period under CGI’s brand. The combination is expected to deliver integration benefits which, once realised, should enable the combined entity to be more competitive in the IT services market through a combination of expanded breadth of product and service offerings, combined talent and extended market coverage. Realisation of the integration benefits is subject to a detailed review of the operations to assess and identify opportunities (subject to any applicable law and consultation processes) including the potential for the removal of duplication, optimising fixed assets (e.g. real estate and telephony) and combining procurement. In addition, the review will seek to identify opportunities arising from expanded product and service offerings, team alignment and a combined customer base.

CGI has assured the Logica Directors that existing employment rights, including pension entitlements, of all Logica employees will be fully respected following completion of the Acquisition.

CGI fully respects the different employee representation structures across the countries in which Logica operates, and recognises the constructive relationship that Logica has developed with employee representative groups across its business. CGI is committed to continuing to support this.

The non-executive directors of Logica intend to resign as Logica Directors on the completion of the Acquisition.

11	Logica Share Schemes and other incentive matters

Appendix VI summarises the arrangements proposed to be implemented in relation to the Logica Share Schemes in connection with the Acquisition, together with certain other matters relating to management incentivisation.

12	Financing

The cash consideration payable under the Acquisition is being financed by a combination of:

•

cash proceeds from the issuance of C$999,999,995.86 of subscription receipts of CGI (the “Subscription Receipts”) to CDP pursuant to a subscription agreement dated 31 May 2012 (the “Subscription Agreement”) entered into by CDP and CGI a subscription receipt agreement dated 31 May 2012 (the “Subscription Receipt Agreement”) entered into by CDP, CGI and Computershare Trust Company of Canada, as subscription receipt agent (the “Subscription Receipt Agent”) and a registration rights agreement (the “Registration Rights Agreement”) which CGI and CDP have agreed to enter into prior to or at completion of the Acquisition; and

•

debt to be provided by CIBC, NBC and TD under a credit agreement dated as of 31 May 2012 co-arranged by CIBC, National Bank Financial and TD Securities (the “Credit Agreement”), which provides for £1.245 billion senior unsecured term loan credit facilities and a C$1.5 billion senior unsecured backstop revolving credit facility (the “Backstop Revolving Credit Facility”) to be available to CGI to finance in part the Acquisition, the fees and expenses incurred in connection therewith and the repayment of all indebtedness of the Logica Group outstanding on the day of the Acquisition; provided, however, that if the Backstop Revolving Credit Facility is cancelled as contemplated in the Credit Agreement, CGI will access the revolving credit facility available to it under the C$1.5 billion credit agreement dated as of 2 December 2011 with, inter alios, NBC, as administrative agent of the lenders, and NBC, Caisse centrale Desjardins, CIBC, Citibank, N.A., Canadian Branch, TD and the other financial institutions named therein, as lenders.

Subscription Agreement, Subscription Receipt Agreement and Registration Right Agreement

Further details of the equity subscription agreements are set out in Appendix VII.

Credit Agreement

Under the Credit Agreement, CGI has agreed, among other things, that:

•

except as required by the Panel, the Court, the Code or any other applicable law, regulation or regulatory body, it shall not waive, amend or modify any condition or permit the waiver, amendment or modification of any condition of the Scheme if such waiver, amendment or modification is material and would reasonably be expected to have a material adverse effect on the Scheme or material effect on the interests of any of the Finance Parties without the consent of the Co-Lead Arrangers and the Majority Lenders (as each such term is defined in the Credit Agreement) (such consent not to be unreasonably withheld or delayed); and

•

it shall not permit CGI Europe to declare the Takeover Offer unconditional as to acceptances until CGI Europe has acquired or unconditionally contracted to acquire not less than 90 per cent. in value of the shares to which the Takeover Offer relates and, where the shares are voting shares, not less than 90 per cent. of the voting rights carried by those shares (or in each case, if required by the Panel and agreed by the Co-Lead Arrangers (as such term is defined in the Credit Agreement), such lesser percentage (being at least 75 per cent.) as the Panel specifies).

Goldman Sachs, financial adviser to CGI and CGI Europe, is satisfied that sufficient cash resources are available to CGI Europe to enable it to satisfy in full the consideration payable to Logica Shareholders in connection with the Acquisition.

13	Confidentiality Agreement

Logica and CGI entered into a confidentiality agreement on 27 April 2012 (the “Confidentiality Agreement”), pursuant to which, amongst other things, CGI has undertaken to, unless Logica gives its express consent in writing, (i) keep confidential certain non-public information relating to the Logica Group; (ii) use such information solely for the purpose of evaluating, negotiating, advising upon or implementing a potential transaction; and (iii) not to disclose such information to third parties (other than certain permitted disclosees) unless permitted by the terms of the Confidentiality Agreement.

CGI has further undertaken that it will not, and will procure that none of its group entities will, directly or indirectly, without Logica’s prior written consent:

•

for a period of 12 months from the date of the Confidentiality Agreement, employ or offer to employ, or solicit for employment or endeavour to entice away, any individual who is at any time during that period: (i) an officer of, or an employee holding an executive or management position with, Logica or any of its group undertakings and with whom CGI and/or its group undertakings had direct contact in their consideration of a potential transaction with Logica; or (ii) a member of the Logica Executive Committee or specified senior executives, provided that the placing of an advertisement of a post available to members of the public generally and the employment of any persons pursuant to any such advertisement shall not be considered as a breach of the Confidentiality Agreement; and

•

for a period of 24 months from the date of the Confidentiality Agreement, use in any way any Confidential Information (as defined in the Confidentiality Agreement) in order to deal with or seek to agree to deal with, or seek the custom of, any of Logica’s customers or customers of any of its group undertakings which is or has been such a customer at any time in the 24 months from the date of the Confidentiality Agreement or the 12 months before the date of the Confidentiality Agreement, provided that CGI and its group undertakings shall not be prevented by this undertaking from dealing with any existing or prospective customers in the ordinary course of business, as long as CGI or they do not refer in any way to the proposed transaction or refer in any way to Confidential Information.

The undertakings set out in the Confidentiality Agreement terminate 24 months after the date of the Confidentiality Agreement.

14	Cooperation Agreement

Logica and CGI Europe entered into a cooperation agreement on 31 May 2012 in connection with the Acquisition (the “Cooperation Agreement”).

Pursuant to the Cooperation Agreement, (i) Logica and CGI Europe have each agreed to co-operate in relation to the obtaining of any and all consents, clearances, permissions and waivers as may be necessary, and the making of all filings as may be necessary, from or under the law, regulations or practices applied by any applicable regulatory authority in connection with the Acquisition; and (ii) Logica and CGI Europe have each agreed to work together to implement certain appropriate proposals in relation to the Logica Share Schemes and the employment benefits more fully detailed in paragraph 11 above and Appendix VI.

15	Conditions

The Scheme is subject to the Conditions and further terms set out in Appendix I to this announcement and to be set out in the Scheme Document.

The Conditions in paragraph 1 of Appendix I to this announcement provide that the Acquisition is conditional on:

•

the approval of the Scheme by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), representing not less than 75 per cent. in value of the Scheme Shares voted, either in person or by proxy, at the Court Meeting no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

•

the approval of the General Meeting Resolutions by the Logica Shareholders by the requisite majorities at the General Meeting no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree; and

•

the sanction of the Scheme by the Court (in either case, with or without modification but subject to any modification being on terms acceptable to Logica and CGI Europe), confirmation of the Capital Reduction and the registration of the Court Orders and the Statement of Capital with the Registrar of Companies no later than 16 November 2012.

Any Logica Shares issued before the Reduction Record Time will be subject to the terms of the Scheme. The Amended Logica Articles will include provisions requiring any Logica Shares issued after the Reduction Record Time (other than to CGI Europe and/or its nominees) to be automatically transferred to CGI Europe on the same terms as the Acquisition (other than terms as to timings and formalities). The provisions of the Amended Logica Articles will avoid any person (other than CGI Europe and its nominee(s)), holding shares in the capital of Logica after the Effective Date.

16	Structure of the Acquisition

It is intended that the Acquisition will be effected by means of a Court-sanctioned scheme of arrangement under Part 26 of the 2006 Act. The Scheme is an arrangement between Logica and the Scheme Shareholders and is subject to the approval of the Court.

The purpose of the Scheme is to provide for CGI Europe to become the holder of the entire issued and to be issued ordinary share capital of Logica. This is to be achieved by the cancellation of the Scheme Shares held by Scheme Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new shares in Logica (which is equal, in nominal value, to the number of Scheme Shares cancelled) and issuing them to CGI Europe, as a result of which Scheme Shareholders will receive cash consideration on the basis set out in paragraph 2 of this announcement.

The Scheme requires the approval of Scheme Shareholders at the Court Meeting. The resolution to approve the Scheme at the Court Meeting must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing not less than 75 per cent. in value of the Scheme Shares held by such Scheme Shareholders. Implementation of the Scheme will also require the passing of the resolutions to approve certain matters relating to the Scheme and the Capital Reduction

(requiring approval by the requisite majorities at the General Meeting, which will be held immediately after the Court Meeting).

Once the necessary approvals from Logica Shareholders have been obtained and the other Conditions have been satisfied or (where applicable) waived, the Scheme must be approved by the Court. The Scheme will then become effective upon delivery of the Court Order(s) and the Statement of Capital as approved by the Court to the Registrar of Companies.

Upon the Scheme becoming effective:

•

it will be binding on all Scheme Shareholders, irrespective of whether or not they attended or voted at the Court Meeting or the General Meeting (and if they attended whether or not they voted in favour); and

•	share certificates in respect of Logica Shares will cease to be valid and entitlements to Logica Shares held within the CREST system will be cancelled.

Further details of the Scheme, including an indicative timetable for the Acquisition, will be set out in the Scheme Document, which is expected to be despatched to Logica Shareholders and, for information only, to persons with information rights and to holders of options granted under the Logica Share Schemes, as soon as practicable and, in any event, within 28 days of the date of this announcement.

CGI Europe reserves the right, subject to Panel consent, to elect to implement the Acquisition by way of a Takeover Offer on terms more fully described in paragraph 19 below.

17	Disclosure of interests in Logica Shares

As at the close of business on 30 May 2012, being the last practicable date prior to the publication of this announcement, save for: (i) the disclosures in this paragraph 17; and (ii) the irrevocable undertakings referred to in paragraph 5 above, none of CGI Europe or any of its respective directors or any member of the CGI Group or, so far as CGI Europe is aware, any person acting, or deemed to be acting, in concert with CGI Europe:

•

has an interest in, or right to subscribe for or has borrowed or lent any Logica Shares or any securities convertible or exchangeable into Logica Shares (including pursuant to any long exposure, whether conditional or absolute, to changes in the price of securities);

•

has the right to subscribe for or purchase the same or hold any options (including traded options) in respect of or has any right to acquire any Logica Shares or holds any derivatives referenced to Logica Shares;

•

has any short position in (whether conditional or absolute and whether in-the-money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery in relation to Logica Shares or derivatives referenced to Logica Shares; or

•	has procured an irrevocable commitment or letter of intent to vote in favour of the Acquisition in respect of Logica Shares or derivatives referenced to Logica Shares.

Furthermore, no arrangement exists with CGI Europe or Logica or any person acting in concert with CGI Europe or Logica in relation to Logica Shares. For these purposes, an “arrangement” includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to Logica Shares which may be an inducement to deal or refrain from dealing in such securities.

18	Delisting and re-registration

It is intended that dealings in Logica Shares will be suspended at 5.00 p.m. London time on the Business Day prior to the Effective Date. It is further intended that an application will be made to each of the UK Listing Authority and Euronext Amsterdam on the Effective Date for the cancellation of trading in Logica Shares on its market for listed securities and the UK Listing Authority will be requested to cancel the listing of Logica Shares on the Official List to take effect shortly after the Effective Date.

On the Effective Date, share certificates in respect of Logica Shares will cease to be valid and should be destroyed. In addition, entitlements to Logica Shares held within the CREST system will be cancelled.

It is also intended that, following the Effective Date and after its shares are delisted, Logica will be re-registered as a private limited company pursuant to the relevant provisions of the 2006 Act.

19	General

CGI Europe reserves the right, subject to Panel consent, to elect to implement the Acquisition by way of a Takeover Offer as an alternative to the Scheme. In such event, the Acquisition will be implemented on substantially the same terms as those which would apply to the Scheme (subject to appropriate amendments, including an acceptance condition set at 90 per cent. of the shares to which such offer relates or such lesser percentage, being more than 50 per cent., as CGI Europe may decide and the Panel may agree).

The Acquisition will be subject to the Conditions and other terms set out in Appendix I to this announcement and set out in the Scheme Document and the Forms of Proxy. The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting and the expected timetable of the Acquisition.

The Acquisition will be governed by English law and will be subject to the jurisdiction of the courts of England and Wales and subject to the applicable requirements of the Code, the Panel, the London Stock Exchange, Euronext Amsterdam and the FSA.

The bases and sources of certain financial information contained in this announcement are set out in Appendix II. Certain terms used in this announcement are defined in Appendix VIII.

20	Documents on display

Copies of the following documents will be made available on Logica’s and CGI’s websites at www.logica.com and www.cgi.com respectively by no later than 12 noon (London time) on 1 June 2012 until the end of the Offer Period:

•	the irrevocable undertakings referred to in paragraph 5 above and summarised in Appendix III to this announcement;

•

the Subscription Agreement and the Subscription Receipt Agreement referred to in paragraph 12 above (these two documents will be in French and translations will be made available on Logica’s and CGI’s websites by no later than 12 noon (London time) on 6 June 2012 until the end of the Offer Period);

•	the Registration Rights Agreement (attached as a Schedule, in English to the Subscription Agreement) referred to in paragraph 12 above;

•	the Credit Agreement referred to in paragraph 12 above;

•	the Fee Letter;

•	the Syndication Letter;

•	the Confidentiality Agreement referred to in paragraph 13 above; and

•	the Cooperation Agreement referred to in paragraph 14 above.

Note: Unredacted documentation relating to certain arrangements, including market flex, connected with the financing of the Acquisition will be put on display on Logica’s and CGI’s websites following release of the Scheme Document.

Enquiries:

CGI Group Inc.

Lorne Gorber	Tel: +1 514 841 3355

Goldman Sachs International (financial adviser to CGI)	Tel: +44 (0) 20 7774 1000

Gregg Lemkau
Nick Harper
Nicholas van den Arend

RLM Finsbury (public relations adviser to CGI)	Tel: +44 (0) 20 7251 3801

James Murgatroyd

Logica plc	Tel: +44 (0) 20 7637 9111

Investor relations: Karen Keyes
Media relations: Louise Fisk

Rothschild (joint financial adviser to Logica)	Tel: +44 (0) 20 7280 5000

Warner Mandel
Jeremy Millard
Nick Ivey

Bank of America Merrill Lynch (joint financial adviser and	Tel: +44 (0) 20 7628 1000
joint corporate broker to Logica)

Simon Gorringe
Guy Hayward-Cole
Andrew Tusa

Deutsche Bank (joint financial adviser and joint corporate	Tel: +44 (0) 20 7545 8000
broker to Logica)

Charles Wilkinson
Richard Sheppard
Charles Bryant

Brunswick (public relations adviser to Logica)	Tel: +44 (0) 20 7404 5959

Sarah West
Jonathan Glass

Goldman Sachs International, which is authorised and regulated in the United Kingdom by the FSA, is acting for CGI and CGI Europe and no one else in connection with the Acquisition and will not be responsible to anyone other than CGI and CGI Europe for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Acquisition or any matter referred to herein.

Rothschild, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and no one else in connection with the Acquisition and will not be responsible to anyone other than Logica for providing the protections afforded to clients of Rothschild or for providing advice in connection with the Acquisition or in relation to matters described in this announcement or any transaction or arrangement referred to herein.

Bank of America Merrill Lynch, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for Logica and for no one else in connection with the Acquisition and will not be responsible to any person other than Logica for providing the protections afforded to clients of Bank of America Merrill Lynch, or for providing advice in relation to the Acquisition, the content of this announcement or any matter referred to herein.

Deutsche Bank AG, London Branch is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Services Authority. Details about the extent of Deutsche Bank AG, London Branch’s authorisation and regulation by the Financial Services Authority are available on request. Deutsche Bank AG, London Branch is acting as financial adviser to Logica and no one else in connection with the Acquisition or the contents of this announcement and will not be responsible to any person other than Logica for providing the protections afforded to clients of Deutsche Bank AG, London Branch, nor for providing advice in relation to the Acquisition or any matters referred to in this announcement.

This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or otherwise dispose of or invitation to purchase or otherwise acquire any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Acquisition will be made solely through the Scheme Document and the accompanying Forms of Proxy, which will together contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.

This announcement has been prepared for the purpose of complying with the laws of England and Wales and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside England and Wales.

Overseas Shareholders

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.

The Acquisition relates to the shares of an English company and is proposed to be effected by means of a scheme of arrangement under the laws of England and Wales. Neither the proxy solicitation rules nor (unless implemented by means of a Takeover Offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Moreover, the Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom and under the City Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. If CGI exercises its right to implement the Acquisition of the Logica Shares by way of a Takeover Offer, the Takeover Offer will be made in compliance with applicable US securities laws and regulations.

Unless otherwise determined by CGI Europe or required by the Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.

The availability of the Acquisition to Logica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

Forward Looking Statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Acquisition and other information published by CGI and Logica contains statements that are or may be forward looking statements. Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of CGI and Logica about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. The forward-looking statements contained in this announcement include statements relating to the expected effects of the Acquisition on CGI and Logica, the expected timing and scope of the Acquisition and other statements other than historical facts. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “strategy”, “budget”, “forecast” or “might” or, words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of CGI’s or Logica’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on CGI’s or Logica’s business.

These forward looking statements are not guarantees of future financial performance. Except as expressly provided in this announcement, they have not been reviewed by the auditors of CGI or Logica or their respective financial advisers. Such forward looking statements involve known and unknown risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. These factors include the satisfaction of the Conditions, as well as additional factors, such as: fluctuations in the capital markets; fluctuations in interest and exchange rates; increased regulation or regulatory scrutiny; the occurrence of unforeseen disasters or catastrophes; political or economic instability in principal markets; adverse outcomes in litigation; and general, local and global economic, political, business and market conditions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither CGI nor Logica, nor any of their respective associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. All subsequent oral or written forward looking statements attributable to CGI or Logica or any of their respective members, directors, officers or employees or any persons acting on their behalf are expressly qualified in their entirety by the cautionary statement above. CGI and Logica disclaim any obligation to update or revise any forward looking or other statements contained herein other than in accordance with their legal and regulatory obligations.

Profit Forecast

The Logica Profit Forecast is a profit forecast for the purposes of Rule 28 of the Code. As such it is a requirement under the Code that the Logica Profit Forecast be reported on by Logica’s reporting accountants and financial advisers. The bases and assumptions behind the Logica Profit Forecast and the reports of the Logica Financial Advisers and PricewaterhouseCoopers are set out in Appendix V to this announcement. The Logica Financial Advisers and PricewaterhouseCoopers have given and not withdrawn their consent to publication of their reports in the form and context in which they are included.

Dealing Disclosure Requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129.

Information Relating to Logica Shareholders

Please be aware that addresses, electronic addresses and certain information provided by Logica Shareholders, persons with information rights and other relevant persons for the receipt of communications from Logica may be provided to CGI Europe during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).

Publication on Website

A copy of this announcement will be available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on Logica’s and CGI’s websites (www.logica.com and www.cgi.com respectively) by no later than 12 noon (London time) on 1 June 2012.

Rule 2.10 Requirement

In accordance with Rule 2.10 of the Code, Logica confirms that at the date of this announcement, it has in issue and admitted to trading on Euronext Amsterdam and the main market of the London Stock Exchange 1,620,160,491 ordinary shares of 10 pence each (excluding ordinary shares held in treasury). The International Securities Identification Number (ISIN) of the Logica Shares is GB0005227086.

APPENDIX I

CONDITIONS AND CERTAIN FURTHER TERMS OF THE ACQUISITION

The Acquisition will comply with the rules and regulations of the FSA, the London Stock Exchange, Euronext Amsterdam and the Code to the extent applicable.

Part A: Conditions of the Scheme

The Acquisition will be conditional upon the Scheme becoming unconditional and effective, subject to the Code, by no later than 16 November 2012 or such later date (if any) as CGI Europe and Logica may, with the consent of the Panel and (if required) the Court, agree.

1	The Scheme will be conditional upon:

1.1	its approval by a majority in number representing not less than 75 per cent. in value of the Scheme Shareholders who are on the register of members of Logica at the Scheme Voting Record Time, and who are present and vote, whether in person or by proxy, at the Court Meeting (or any adjournment thereof), at a Court Meeting held no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

1.2	resolutions in connection with or required to approve and implement the Scheme and approve the Capital Reduction and the adoption of the Amended Logica Articles being duly passed by the Logica Shareholders by the requisite majority or majorities at a General Meeting held no later than 20 August 2012 or such later date (if any) selected by Logica as CGI Europe may agree;

1.3	the sanction of the Scheme by the Court (with or without modification but subject to any modification being on terms acceptable to Logica and CGI Europe);

1.4	confirmation of the Capital Reduction by the Court; and

1.5	(a) the delivery of copies of the Sanction Court Order, the Reduction Court Order and the Statement of Capital to the Registrar of Companies and (b) if so ordered by the Court in order to take effect, the registration of the Reduction Court Order and the Statement of Capital by the Registrar of Companies.

2	Subject as stated in Part B below and to the requirements of the Panel, the Acquisition is conditional upon the following Conditions and, accordingly, the necessary actions to make the Scheme effective will not be taken unless such Conditions (as amended if appropriate) have been satisfied and continue to be satisfied immediately prior to the Court hearing to sanction the Scheme or, where relevant, waived by CGI Europe immediately prior to the Court hearing to sanction the Scheme:

Antitrust, regulatory and authorisations

(a) (i) (A)	the European Commission making a decision, in terms reasonably satisfactory to CGI Europe, that, in connection with the Acquisition, or any aspect of the Acquisition, it will not initiate proceedings under Article 6(1)(c) of the Council Regulation; or

(B)	the European Commission not having issued a decision within the required deadlines, with the consequence that the Acquisition is deemed compatible with the internal market pursuant to Article 10(6) of the Council Regulation;

(ii) (A)	in the event of a referral of the Acquisition or any aspect of the Acquisition to a competent authority of a European Union or EFTA state in accordance with Article 9(3)(b) or 9(5) of the Council Regulation, such competent authority adopting a clearance decision within the first phase of its relevant proceedings and, to the extent applicable, the European Commission making a decision that it will not initiate proceedings under Article 6(1)(c) of the Council Regulation; or

(B)	the competent authority mentioned in Condition 2(a)(ii) (A) above not having issued a decision within the required deadlines, with the consequence that the Acquisition is deemed approved according to local competition laws;

(b) (i)	all necessary notifications and filings having been made and all applicable waiting periods (including any extensions thereof) under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the rules and regulations made thereunder having expired, lapsed or been terminated as appropriate in each case in respect of the Acquisition; and

(ii)	no order or injunction having been made by a court of competent jurisdiction in the United States that prohibits the consummation of the Acquisition;

(c)	other than as set out in paragraphs (a) and (b) (inclusive), all material notifications, filings or applications which are necessary under any applicable legislation or regulation of any relevant jurisdiction in connection with the Acquisition having been made and all necessary waiting periods (including any extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any relevant jurisdiction having been complied with, in connection with the Acquisition and the acquisition or the proposed acquisition of any shares or other securities in, or control or management of, Logica or any other member of the Wider Logica Group by any member of the Wider CGI Group (including necessary consents and approvals from any Security Agency), and all Authorisations necessary in respect thereof having been obtained in terms and in a form reasonably satisfactory to CGI Europe from all appropriate Third Parties or (without prejudice to the generality of the foregoing) from any person or bodies with whom any member of the Wider Logica Group has entered into contractual arrangements (including necessary consents and approvals from any Security Agency) and all such Authorisations necessary to carry on the business of any member of the Wider Logica Group in any relevant jurisdiction remaining in full force and effect at the time at which the Acquisition becomes otherwise wholly unconditional and no notice of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations having been issued;

(d)	no Third Party having taken, instituted or implemented any action, proceeding, suit, investigation, enquiry or reference (and, in each case, not having withdrawn the same), or enacted, made or proposed any statute, regulation, decision or order (and, in each case, not having withdrawn the same), or having taken any other steps which would or might reasonably be expected to:

(i)	require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider CGI Group or by any member of the Wider Logica Group of all or a material portion of their respective businesses, assets or property or impose any material limitation on the ability of all or any of them to conduct their respective businesses (or any of them) or to own, control or manage any of their respective assets or properties (or any part thereof);

(ii)	require any member of the Wider CGI Group or the Wider Logica Group to offer to acquire a material number of shares or other securities or interest in any member of the Wider Logica Group or Wider CGI Group (other than in connection with the implementation of the Acquisition);

(iii)

impose any material limitation on, or result in a material delay in, the ability of any member of the Wider CGI Group directly or indirectly to acquire, hold or to exercise effectively any rights of ownership in respect of shares or any other securities in Logica or on the ability of any member of the Wider

CGI Group or the Wider Logica Group to exercise management control over any member of the Wider Logica Group;

(iv)	otherwise materially adversely affect any or all of the business, assets, or profits, of any member of the Wider Logica Group;

(v)	result in any member of the Wider Logica Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	make the Acquisition, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, Logica by any member of the Wider CGI Group void, unenforceable and/or illegal under the laws of any applicable jurisdiction, or otherwise prevent or prohibit, materially restrict, materially restrain or materially delay or otherwise materially interfere with the implementation of the Acquisition, or impose material additional conditions or obligations with respect thereto, or otherwise challenge or materially interfere therewith (including, for the avoidance of doubt, any injunction, order or decision by, or at the request of, a Security Agency);

(vii)	require, prevent or delay the divestiture by any member of the Wider CGI Group of any shares or other securities in any member of the Wider Logica Group; or

(viii)	impose any material limitation on the ability of any member of the Wider CGI Group or of any member of the Wider Logica Group to integrate or coordinate all or any part of its business with all or any part of the business of any other member of the Wider CGI Group and/or the Wider Logica Group, and all applicable waiting and other time periods (including any extensions thereof) during which any such Third Party could take, institute, implement or threaten any such action, proceeding, suit, investigation, enquiry or reference or any other step under the laws of any applicable jurisdiction in respect of the Acquisition or the acquisition or proposed acquisition of any Logica Shares or otherwise intervene in respect thereof having expired, lapsed or been terminated;

Certain matters arising as a result of any agreement, arrangement, etc.

(e)	save as Fairly Disclosed, there being no provision of any agreement, arrangement, lease, licence, franchise, permit or other instrument to which any member of the Wider Logica Group is a party or by or to which any such member or any of its assets is or may be bound or be subject which, as a consequence of the Acquisition or the acquisition or the proposed acquisition by any member of the Wider CGI Group of any shares or other securities in Logica or because of a change in the control or management of any member of the Wider Logica Group, which would or might reasonably be expected to result in, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole:

(i)	any monies borrowed by, or any other indebtedness (actual or contingent) of, or any grant available to, any member of the Wider Logica Group being or becoming repayable, or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)

the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Wider Logica Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iii)	any such agreement, arrangement, lease, licence, franchise, permit or other instrument being terminated or the rights, liabilities, obligations or interests of any member of the Wider Logica Group being adversely modified or adversely affected or any obligation or liability arising or any adverse action being taken or arising thereunder;

(iv)	any liability of any member of the Wider Logica Group to make any severance, termination, bonus or other payment to any of its directors or other officers;

(v)	any member of the Wider Logica Group ceasing to be able to carry on business under any name under which it presently does so;

(vi)	any material assets or interests of, or any material assets the use of which is enjoyed by, any member of the Wider Logica Group being or falling to be disposed of or charged or any right arising under which any such assets or interest could be required to be disposed of or charged or cease to be available to any member of the Wider Logica Group otherwise than in the ordinary course of business;

(vii)	the rights, liabilities, obligations or interests of any member of the Wider Logica Group in, or the business of any member of the Wider Logica Group with, any person, firm or body (or any arrangement or arrangements relating to any such interest or business) being terminated, adversely modified or affected;

(viii)	the value or the financial or trading position of any member of the Wider Logica Group being prejudiced or adversely affected; or

(ix)	the creation of any liability (actual or contingent) by any member of the Wider Logica Group, other than trade creditors or other liabilities incurred in the ordinary course of business,

and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, franchise, lease or other instrument to which any member of the Wider Logica Group is a party or by or to which any such member or any of its assets are bound, entitled or subject, would or might reasonably be expected to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (ix) above of this Condition, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

Certain events occurring since 31 December 2011

(f)	save as Fairly Disclosed, no member of the Wider Logica Group having, since 31 December 2011:

(i)	issued or agreed to issue or authorised or announced its intention to authorise or propose the issue, of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities or transferred or sold or agreed to transfer or sell or authorised or proposed the transfer or sale of Logica Shares out of treasury (except, in each case, where relevant, as between Logica and wholly owned subsidiaries of Logica or between the wholly owned subsidiaries of Logica and except for the issue or transfer out of treasury of Logica Shares on the exercise of employee share options or vesting of employee share awards in the ordinary course under the Logica Share Schemes);

(ii)	recommended, declared, paid or made or proposed to recommend, declare, pay or make any bonus, dividend or other distribution (whether payable in cash or otherwise) other than dividends (or other distributions whether payable in cash or otherwise) lawfully paid or made by any wholly owned subsidiary of Logica to Logica or any of its wholly owned subsidiaries, save for the net final dividend of 2.3 pence per Logica Share in respect of the year ended 31 December 2011 which was paid on 16 May 2012;

(iii)	other than pursuant to the Acquisition (and except for transactions between Logica and its wholly owned subsidiaries or between wholly owned subsidiaries of Logica or in the ordinary course of business), implemented, effected, authorised or announced its intention to implement, effect or authorise any merger, demerger, reconstruction, amalgamation, scheme, commitment or acquisition or disposal of assets or shares or loan capital (or the equivalent thereof) in any undertaking or undertakings, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iv)	except for transactions between Logica and its wholly owned subsidiaries or between the wholly owned subsidiaries of Logica, disposed of, or transferred, mortgaged or created any security interest over any material asset or any right, title or interest in any material asset or authorised or announced any intention to do so, in each case other than in the ordinary course of business and to an extent which is material in the context of the Wider Logica Group taken as a whole;

(v)	issued, authorised or announced an intention to authorise the issue of or made any change in or to the terms of any debentures or become subject to any contingent liability or (other than trade credit incurred in the ordinary course of business) incurred or increased any indebtedness except as between Logica and any of its wholly owned subsidiaries or between wholly owned subsidiaries of Logica, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(vi)	entered into or varied or authorised or announced its intention, other than in the ordinary course of business, to enter into or vary any material contract, arrangement, agreement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, unusual or onerous nature or magnitude or which involves an obligation of such nature or magnitude, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(vii)	entered into or varied the terms of, or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract, service agreement, commitment or arrangement with any director or senior executive of Logica;

(viii)	proposed, agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any employee of the Wider Logica Group;

(ix)	purchased, redeemed or repaid or announced any proposal to purchase, redeem or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital (except, in each case, where relevant, as between Logica and wholly owned subsidiaries of Logica or between the wholly owned subsidiaries of Logica and except for the issue or transfer out of treasury of Logica Shares on the exercise of employee share options or vesting of employee share awards under the Logica Share Schemes as Fairly Disclosed);

(x)	otherwise than in respect of claims between Logica and its wholly owned subsidiaries, waived, compromised or settled any claim, other than in the ordinary course of business, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xi)	terminated or varied the terms of any agreement or arrangement between any member of the Wider Logica Group and any other person, in a manner which would have a material adverse effect on the financial position of the Wider Logica Group taken as a whole;

(xii)	save as required in connection with the adoption of the Amended Logica Articles, made any alteration to its memorandum or articles of association or other incorporation documents to an extent which is material in the context of the Acquisition;

(xiii)	made or agreed or consented to any material change to the terms of the trust deeds and rules constituting the pension schemes established for its directors, employees or their dependants or to the benefits which accrue, or to the pensions which are payable, thereunder, or to the basis on which qualification for, or accrual or entitlement to, such benefits or pensions are calculated or determined or to the basis upon which the liabilities (including pensions) of such pension schemes are funded or made, or the manner in which the assets of the previous schemes are invested or the basis or rate of employer contribution to a pension scheme or agreed or consented to any change to the trustees involving the appointment of a trust corporation, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xiv)	been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xv)	(other than in respect of a member of the Wider Logica Group which is dormant and was solvent at the relevant time) taken any steps, corporate action or had any legal proceedings instituted or threatened in writing against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of a receiver, administrator, manager, administrative receiver, trustee or similar officer of all or any material part of its assets or revenues or any analogous or equivalent steps or proceedings in any jurisdiction or appointed any analogous person in any jurisdiction or had any such person appointed, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xvi)	(other than for transactions between Logica and its wholly-owned subsidiaries or between the wholly owned subsidiaries of Logica), made, authorised or announced an intention to propose any change in its loan capital, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(xvii)

entered into any contract, transaction or arrangement which would be restrictive on the business of any member of the Wider Logica Group or the Wider CGI Group, as the case may be, other than to a nature and extent which is normal in the context of the business concerned, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole; or

(xviii)	entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this Condition;

No adverse change, litigation, regulatory enquiry or similar

(g)	since 31 December 2011 and save as Fairly Disclosed:

(i)	there having been no adverse change in the business, assets, financial or trading position or profits, of any member of the Wider Logica Group to an extent which is material in the context of the Wider Logica Group taken as a whole;

(ii)	no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened, announced or instituted by or against or remaining outstanding against or in respect of, any member of the Wider Logica Group or to which any member of the Wider Logica Group is or may become a party (whether as claimant, defendant or otherwise) and no investigation by any Third Party against or in respect of any member of the Wider Logica Group having been threatened, announced, instituted or remaining outstanding by, against or in respect of, any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iii)	no enquiry, review or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Logica Group having been threatened, announced or instituted or remaining outstanding by, against or in respect of any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iv)	no contingent or other liability having arisen or increased which would be likely to adversely affect any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole; and

(v)	no steps having been taken and no omissions having been made which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Logica Group which is necessary for the proper carrying on of its business, and the withdrawal, cancellation, termination or modification of which would have a material adverse effect on the Wider Logica Group taken as a whole;

No discovery of certain matters regarding information, environmental issues, liabilities, corruption and intellectual property

(h)	save as Fairly Disclosed, CGI Europe not having discovered:

(i)	that any financial, business or other information concerning the Wider Logica Group Publicly Announced prior to the Announcement Date or disclosed to any member of the Wider CGI Group at any time prior to the Announcement Date by or on behalf of any member of the Wider Logica Group is materially misleading, contains a material misrepresentation of any fact or omits to state a fact necessary to make that information not materially misleading, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(ii)	any information which affects the import of any information Publicly Announced prior to the Announcement Date by or on behalf of any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iii)	that any past or present member of the Wider Logica Group has not complied in any material respect with all applicable legislation, regulations of any jurisdiction or any notice or requirement of any Authorisation relating to the use, treatment, storage, carriage, disposal, discharge, spillage, release, leak or emission of any waste or hazardous substance or any substance likely to impair the environment (including property) or harm human health or otherwise relating to environmental matters or the health and safety of humans, which non-compliance would be likely to give rise to any material liability including any penalty for non-compliance (whether actual or contingent) on the part of any member of the Wider Logica Group, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(iv)	that there is or is reasonably likely to be any material obligation or liability (whether actual or contingent) or requirement to make good, remediate, repair, reinstate or clean up any property, asset or any controlled waters currently or previously owned, occupied, operated or made use of or controlled by any past or present member of the Wider Logica Group (or in which any such member may have or previously have had or be deemed to have had an interest), under any environmental legislation, common law, regulation, notice, circular, Authorisation or order of any Third Party in any jurisdiction or to contribute to the cost thereof or associated therewith or to indemnify any person in relation thereto, in each case to an extent which is material in the context of the Wider Logica Group taken as a whole;

(v)	that circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any product or process of manufacture or materials used therein currently or previously manufactured, sold or carried out by any past or present member of the Wider Logica Group which claim or claims would be likely to affect any member of the Wider Logica Group, in each case which is material in the context of the Wider Logica Group taken as a whole;

(vi)	that any past or present member of the Wider Logica Group has paid or agreed to pay any bribe including any “inducement fee”, given or agreed to give any similar gift or benefit or paid or agreed to pay to a concealed bank account or fund to or for the account of, any customer, supplier, governmental official or employee, representative of a political party, or other person for the purpose of obtaining or retaining business or otherwise engaged in any activity, done such things (or omitted to do such things) in contravention of the UK Bribery Act 2010, as amended, or the US Foreign Corrupt Practices Act of 1977, as amended; or

(vii)	that any past or present member of the Wider Logica Group has engaged in any business with or made any investments in, or made any payments to, (A) any government, entity or individual with which US or Canadian or European Union persons are prohibited from engaging in activities or doing business by US or Canadian or European Union laws or regulations, including the economic sanctions administered by the United States Office of Foreign Assets Control or (B) any government, entity or individual targeted by any of the economic sanctions of the United Nations or the European Union or any of their respective member states; and

(i)	since 31 December 2011 and save as Fairly Disclosed, no circumstance having arisen or event having occurred in relation to any intellectual property owned, used or licensed by the Wider Logica Group or to any third parties, including:

(i)	any member of the Wider Logica Group losing its title to any intellectual property or any intellectual property owned by the Wider Logica Group being revoked, cancelled or declared invalid;

(ii)	any agreement regarding the use of any intellectual property licensed to or by any member of the Wider Logica Group being terminated or varied; or

(iii)	any claim being filed suggesting that any member of the Wider Logica Group infringed the intellectual property rights of a third party or any member of the Wider Logica Group being found to have infringed the intellectual property rights of a third party, in each case which is material in the context of the Wider Logica Group taken as a whole.

Part B: Certain further terms of the Acquisition

3	To the extent permitted by law and subject to the requirements of the Panel, CGI Europe reserves the right to waive in whole or in part, all or any of the Conditions set out in paragraph 2 above.

4	The Acquisition will lapse and the Scheme will not proceed, if, prior to the commencement of the Court Meeting, the European Commission adopts a decision pursuant to Article 6(1)(c) of the Council Regulation initiating proceedings in relation to the Acquisition or any matter arising from the Acquisition, or any matter arising from the Acquisition (including, but not limited to, any public interest consideration) is referred to the Competition Commission in the United Kingdom.

5	If CGI Europe is required by the Panel to make an offer for Logica Shares under the provisions of Rule 9 of the Code, CGI Europe may make such alterations to any of the Conditions and terms of the Acquisition as are necessary to comply with the provisions of that Rule.

6	Conditions 2 (a) to (i) (inclusive) must be fulfilled, be determined by CGI Europe to be or remain fulfilled or (if capable of waiver) be waived by 11.59 p.m. on the date immediately preceding the date of the Scheme Court Hearing, failing which the Scheme will lapse.

Notwithstanding the paragraph above and subject to the requirements of the Panel, CGI Europe reserves the right in its sole discretion to waive all or any of Conditions 2(a) to (i) inclusive, in whole or in part and to proceed with the Scheme Court Hearing prior to the fulfilment, satisfaction or waiver of any of Conditions 2(a) to (i) inclusive.

CGI Europe shall be under no obligation to waive (if capable of waiver), to determine to be or remain fulfilled or to treat as fulfilled any of Conditions 2 (a) to (i) (inclusive) by a date earlier than the latest date specified above for the fulfilment of that Condition, notwithstanding that the other Conditions (or any of them) may at such earlier date have been waived (if capable of waiver) or fulfilled and that there are, at such earlier date, no circumstances indicating that any such Condition may not be capable of fulfilment.

7	CGI Europe reserves the right to elect, with the prior written consent of the Panel, to implement the Acquisition by way of a Takeover Offer. In such event, the Acquisition will be implemented on substantially the same terms subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. (or such less percentage, being more than 50 per cent., as CGI Europe may, subject to the rules of the Code and the consent of the Panel, decide) of the shares to which such offer relates, so far as applicable, as those which would apply to the Scheme.

8	The availability of the Acquisition to persons not resident in the United Kingdom may be affected by the laws of the Restricted Jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

9	The Acquisition is not being made, directly or indirectly, in, into or from, or by use of the mails of, or by any means of instrumentality (including, but not limited to, facsimile, e-mail or other electronic transmission, telex or telephone) of interstate or foreign commerce of, or of any facility of a national, state or other securities exchange of, any jurisdiction where to do so would violate the laws of that jurisdiction.

10	In the event that the Acquisition is to be implemented by way of a Takeover Offer, Logica Shares will be acquired under the Acquisition free from all liens, equities, charges, encumbrances and other interests and together with all rights attaching thereto, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) announced, declared, made or paid on or after 17 May 2012. Any New Logica Shares will be issued on the same basis. Insofar as a dividend or other distribution is proposed, declared, made or payable by Logica in respect of a Logica Share on or after 17 May 2012, the price payable under the Acquisition in respect of that Logica Share will be reduced by the amount of the dividend and/or distribution, except insofar as the Logica Share is or will be acquired pursuant to the Acquisition on a basis which entitles CGI Europe alone to receive the dividend or distribution directly from Logica and to retain it.

11	Rule 13.5(a) of the Code states that “an offeror should not invoke any condition or pre-condition so as to cause the offer not to proceed, to lapse or be withdrawn unless the circumstances which give rise to the right to invoke the condition or pre-condition are of material significance to the offeror in the context of the offer.” The Conditions in paragraphs 1 and (with respect to a decision by the European Commission under Article 6(1)(c) or, following a referral by the European Commission pursuant to Article 9(3)(b) or 9(5), a decision by the competent authority in the United Kingdom to refer the matter to the Competition Commission) paragraph 2(a) of Part A are not subject to Rule 13.5(a) of the Code.

12	The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and to the Conditions and further terms set out in this Appendix I and to be set out in the Scheme Document.

APPENDIX II

SOURCES OF INFORMATION AND BASES OF CALCULATION

In this announcement, unless otherwise stated, or the context otherwise requires, the following bases and sources have been used:

1.	Financial information relating to:

•	Logica is extracted (without adjustment) from the audited consolidated financial statements for the Logica Group for the financial year ended 31 December 2011; and

•	CGI is extracted (without material adjustment) from the audited consolidated financial statements of CGI for the financial year ended 30 September 2011.

2.	The value of the Acquisition is calculated on the basis of the fully diluted number of Logica Shares (at the Acquisition price) in issue referred to in paragraph 4.

3.	As at the Close of Business on 30 May 2012, being the last practicable date before the date of this announcement, Logica had in issue 1,620,160,491 Logica Shares. The International Securities Identification Number for Logica Shares is GB0005227086.

4.	The fully diluted share capital of Logica (being 1,646,488,083 Logica Shares) is calculated on the basis of 1,620,160,491 Logica Shares in issue on 30 May 2012, and in addition up to 26,327,592 further Logica Shares which may be issued on or after the Announcement Date following the exercise of options, or settled via alternative means, which have a price of 105 pence or less, or via the vesting of awards under the Logica Share Schemes on the basis explained in this announcement.

5.	Unless otherwise stated, all prices and closing prices for Logica Shares are closing middle market quotations derived from the Daily Official List.

6.	The premium calculations per Logica Shares have been calculated by reference to:

•	59.8 per cent. to the Closing Price per Logica Share of 65.70 pence on 30 May 2012 (being the last Dealing Day prior to the date of this announcement);

•	49.6 per cent. to the average Closing Price of approximately 70.20 pence per Logica Share for the one month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement); and

•	32.8 per cent. to the average Closing Price of approximately 79.05 pence per Logica Share for the six month period ending on 30 May 2012 (being the last Dealing Day prior to this announcement).

7.	The reference to the implied enterprise value multiple is based on the value of Logica’s fully diluted share capital (as calculated in note 4 above) assuming 105 pence per Logica Share plus Logica’s net debt as at 31 December 2011 of £321.6 million all divided by Logica’s EBITDA of £311.5m for the year ended 31 December 2011.

8.	Unless otherwise stated in this announcement £1 = C$1.60.

APPENDIX III

IRREVOCABLE UNDERTAKINGS

The following holders or controllers of Logica Shares have given irrevocable undertakings to vote in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions:

PART A

Name	Number of Logica Shares	% of Logica Shares in issue	Number of Logica Shares under Logica Share Schemes
David Tyler	386,298	0.02	nil
Sergio Giacoletto	23,493	0.00	nil
Jan Babiak	14,246	0.00	nil
Noel Harwerth	30,701	0.00	nil
Dr. Wolfhart Hauser	66,540	0.00	nil
Frederic Rose	67,268	0.00	nil
Andrew Green	1,849,492	0.11	1,562,526
Himanshu Raja	125,169	0.01	1,153,932
TOTAL	2,563,207	0.16	2,716,458

CGI Europe has received irrevocable undertakings from the Logica Directors in respect of their own beneficial holdings of Logica Shares, representing approximately 0.16 per cent. of the existing issued share capital of Logica:

(a)	to cast (or procure the casting of) all voting rights attaching to such Logica Shares in favour of the Scheme at the Court Meeting and in favour of each of the General Meeting Resolutions; and

(b)	if the Acquisition is structured as a Takeover Offer, to accept or procure the acceptance of such Takeover Offer in respect of all such Logica Shares.

The irrevocable undertakings given by the Logica Directors will cease to be binding if:

(a)	CGI Europe announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition and no new, revised or replacement Scheme or Takeover Offer is announced by CGI Europe in accordance with Rule 2.7 of the Code at the same time; or

(b)	the Scheme does not become effective or, as applicable, the Takeover Offer lapses or is withdrawn and no new, revised or replacement Scheme or Takeover Offer is or has been announced in accordance with Rule 2.7 of the Code.

PART B

Name	Number of Logica Shares	% of Logica Shares in issue	Number of Logica Shares under Logica Share Schemes
Schroder	232,291,961	14.34	nil
Artemis	59,835,080	3.69	nil
TOTAL	292,127,041	18.03	nil

Schroder

CGI Europe has received an irrevocable undertaking from Schroder in respect of 232,291,961 Logica Shares which it manages on behalf of clients and in respect of which it is able to exercise discretionary and voting control to procure the casting of all voting rights attaching to such Logica Shares in favour of the Scheme at the Court Meeting and in favour of the General Meeting Resolutions (or, if the Acquisition is implemented by way of a Takeover Offer, to procure the acceptance of the Takeover Offer in accordance with its terms in respect of all such Logica Shares). Such Logica Shares represent approximately 14.34 per cent. of the existing issued ordinary share capital of Logica.

The irrevocable undertaking received from Schroder will cease to be binding if:

(a)	the Scheme Document or Offer Document, as the case may be, has not been posted within 28 days after the date of this announcement (or within such longer period as CGI Europe, with the consent of the Panel, determines, being not more than eight weeks after the date of this announcement);

(b)	the Scheme terminates or lapses in accordance with its terms or otherwise becomes incapable of ever becoming effective, provided that CGI Europe has not, within 12 days of the Scheme having so terminated or lapsed, announced in accordance with Rule 2 of the Code that it intends to implement the Acquisition by way of a Takeover Offer or any new scheme of arrangement;

(c)	in the event that the Acquisition is implemented by way of a Takeover Offer, the Takeover Offer is withdrawn or lapses; or

(d)	a third party announces in accordance with Rule 2.7 of the Code a firm intention to make or makes a competing offer (howsoever structured) without preconditions on terms which represent an improvement of 10 per cent. or more on the value of the consideration offered under the Acquisition as at the date on which such competing offer is announced unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of such competing offer being announced such that the terms of the improved Acquisition are (in the reasonable opinion of Schroder) at least as favourable as under the competing offer.

Artemis

CGI Europe has received an irrevocable undertaking from Artemis in respect of 59,835,080 Logica Shares which it manages on behalf of clients and in respect of which it is able to exercise discretionary and voting control, representing approximately 3.69 per cent. of the existing issued ordinary share capital of Logica:

(a)	to cast (or procure the casting of) all voting rights attaching to such Logica Shares in favour of the Scheme at the Court Meeting and in favour of each of the General Meeting Resolutions; and

(b)	if the Acquisition is structured as a Takeover Offer, to accept or procure the acceptance of such Takeover Offer in respect of all such Logica Shares.

The irrevocable undertaking given by Artemis will cease to be binding if:

(a)	CGI Europe announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition and no new, revised or replacement Scheme or Takeover Offer is announced by CGI Europe in accordance with Rule 2.7 of the Code at the same time; or

(b)	the Scheme does not become effective or, as applicable, the Takeover Offer lapses or is withdrawn and no new, revised or replacement scheme of arrangement or takeover offer is or has been announced in accordance with Rule 2.7 of the Code; or

(c)	a third party announces in accordance with Rule 2.7 of the Code a firm intention to make or makes a competing offer (howsoever structured) without preconditions where the consideration is payable entirely in cash on terms which represent an improvement of 10 per cent. or more on the value of the consideration offered under the Acquisition as at the date on which such competing offer is announced unless CGI Europe has announced an improvement to the terms of the Acquisition within seven days of such competing offer being made such that the terms of the improved Acquisition are at least as favourable as under the competing offer.

APPENDIX IV

LOGICA INTERIM MANAGEMENT STATEMENT

Logica reiterates full year guidance with its first quarter results

At its Annual General Meeting being held today, Logica will comment on trading for the first quarter of 2012. The following is the interim management statement based on unaudited results for the three months ended 31 March 2012.

Headlines1

•	New orders totalling £1,057 million, 23% of 2011 record order book of £4.6 billion

•	Revenue stable at 2011 level

•	Good progress on delivering our 2012 objectives

•	Restructuring programme fully on track

•	Full year guidance remains unchanged

[1]	Unless otherwise stated, all headline numbers relate to pro forma numbers as defined on page 8.

	Three months to March			Three months to March
£m	2012	2011 Pro forma	Change	2011 Actual	Change
Orders	1,057	1,393	(24)%	1,399	(24)%
Revenue	971	974	0%	978	(1)%
Outsourcing backlog	2,513	2,623	(4)%	2,615	(4)%
Consulting and Professional Services book to bill (%)	108	114	n.a.	114	n.a.

Commenting on today’s announcement, Andy Green, CEO, said:

“This is a solid performance underpinning our full year guidance. We have made good progress with clients in delivering against current contracts as well as winning and implementing new business. Our restructuring actions are fully on track and will help drive improvement in profitability in the second half.”

Outlook

Our full year revenue and margin guidance remains unchanged despite our expectation of a subdued second quarter given the impact of elections in several countries and a cautious economic outlook for our main markets. Full year revenue growth is expected to be in the range of -2% to +2% and we expect our full year 2012 operating margin to be above 6.5% even in tough market conditions.*

We have made good progress with our restructuring programmes in the Benelux, Sweden and Infrastructure Management (IM). We continue to expect to see the savings of £25 to £35 million coming through, largely in the second half of the year.

We expect to deliver against our key 2012 objectives. Our Benelux business will return to profit in 2012; our Swedish business will deliver an improved margin and our IM business will be strongly competitive going forward.

*	See Profit Forecast report in Appendix V for Logica plc for the year ending 31 December 2012

Net debt/EBITDA at the end of 2012 is expected to be around 1.0x, after the expected cash impact of the restructuring of between £60 to £70 million (the bulk of which will be in the first half).

Progress on execution and control

Our continued focus on strengthening delivery assurance and our contract accounting Centre of Excellence are aimed at ensuring that we implement projects successfully for our clients, resolve issues as they arise and take a prudent view on contracts, to allow us to deliver high quality earnings. We are making good progress in fully embedding the processes across the organisation.

Progress with clients

Our progress with clients continues to be based on delivering against current contracts as well as winning and implementing new business. We are seeing a wide spread of smaller and medium sized orders in the pipeline with good opportunities in the Public Sector and Transport, Trade and Industrial (TTI).

We continue to deliver well against longer term contracts like the Crown Prosecution Service where our work successfully implementing case management reached its tenth year. Q1 also marked the first anniversary of our major contracts with Shell and SOCA, with transition completed on both contracts.

Our new orders in the quarter totalled £1,057 million, against a record order book in the first quarter of last year (Q1 2011: £1,393 million) when we signed a number of long term Outsourcing contracts.

Progress on labour

The increase in employee numbers over the last twelve months to 41,267 (Q1 2011:39,864) was due to the addition of 1,200 through the Grupo Gesfor acquisition in May 2011.

Growth in headcount in our offshore centres over the last year was 24%, with approximately 7,300 in these centres at the end of March (Q1 2011: 5,900). We have now reached 1,000 employees in the Philippines, a 40% increase since the first quarter of 2011.

With attrition running at around 13% (Q1 2011:14%), we are continuing to recruit in areas of high demand across most of our markets.

The restructuring programme announced on 14 December 2011 is fully on track.

Service line performance

Outsourcing

	Three months to March
£m	2012	2011	Change
Backlog at end of period	2,513	2,623	(4)%
Orders	448	749	(40)%
Revenue	407	409	0%

Orders by type	2012	2011	Change
Applications Management (AM)	186	302	(38)%
Infrastructure Management (IM)	212	267	(21)%
Business Process Outsourcing (BPO)	50	180	(72)%

Revenue by type	2012	2011	Change
Applications Management (AM)	196	211	(7)%
Infrastructure Management (IM)	166	155	7%
Business Process Outsourcing (BPO)	45	43	5%

Orders in the quarter were £448 million (Q1 2011: £749 million), reflecting the uneven nature of contract awards in this part of the business and the strong order performance in Q1 2011.

We signed a seven-year BPO contract for meter-2-cash and customer management services for Danish utility Tre-for. During the quarter we also signed new contracts with Energy and Utilities and Trade, Transport and Industrial clients in France. Since the end of the quarter we signed a five-year managed services contract with Queensland Rail worth AUD $33 million (£21 million) to transition and manage the State-owned rail company’s newly-established ICT infrastructure platform.

Revenue for the quarter was stable on 2011 at £407 million, as we have reached a steady state of delivery into a number of significant contracts in Northern and Central Europe and Sweden. In the first quarter of 2011 we also saw the implementation of various Applications Management contracts in France.

Consulting and Professional Services

	Three months to March
£m	2012	2011	Change
Book to bill %	108	114	n.a.
Orders	609	644	(5)%
Revenue	564	565	0%

Book to bill remains strong at 108% (Q1 2011: 114%), with a good level of orders signed particularly in Northern and Central Europe. This was partially offset by weaker performances in the UK and Sweden.

Consulting and Professional Services revenue showed a resilient performance - flat at £564 million (Q1 2011: £565 million).

Segmental performance

France

	Three months to March
£m	2012	2011	Change
Orders	240	222	8%
Consulting and Professional Services book to bill %	96	103	n.a.
Revenue	217	219	(1)%

Order intake for the first quarter was strong, up 8% on the first quarter of last year, with good performance in the Outsourcing business, particularly with our Trade, Transport and Industrial clients. During the quarter we also renewed a series of contracts with Energy and Utilities clients.

As anticipated, Consulting and Professional Services book to bill was below 2011 as a result of the uncertainty surrounding the French elections and slow decision making in Financial Services.

Revenue was down 1% to £217 million, as a result of lower utilisation than Q1 2011. This expected slowdown in activity was against a very strong start in 2011, when we implemented a number of important Applications Management contracts.

Northern and Central Europe

	Three months to March
£m	2012	2011	Change
Orders	340	241	41%
Consulting and Professional Services book to bill %	162	132	n.a.
Revenue	210	206	2%

Order intake saw a 41% increase on the first quarter of last year, primarily driven by orders signed in Denmark and a number of small wins in Finland and Germany.

Consulting and Professional Services book to bill was very strong at 162%.

We signed contracts with Finnish energy and utilities providers Savon Voima and Tripower, using Microsoft Dynamics in order to increase the range of services available online and allowing their customers to react faster to changes in the energy market. In Germany we signed a four-year Applications Management contract with Barmer GEK, the largest statutory health insurer in the country for the development, test and support of their operational application systems.

Revenue for the quarter was up 2% to £210 million, with growth in Energy and Utilities and Financial Services offsetting a weaker performance in Transport, Trade and Industrial and Telecoms.

UK

	Three months to March
£m	2012	2011	Change
Orders	101	515	(80)%
Consulting and Professional Services book to bill %	74	101	n.a.
Revenue	191	179	7%

Total orders in the first quarter were £101 million (2011 Q1: £515 million).

Total order intake and Consulting and Professional Services book to bill were down on a very strong first quarter in 2011, reflecting the uneven nature of contract awards in an Outsourcing-led business on the back of previously disclosed contracts with the Serious Organised Crime Agency (SOCA) and Shell. Excluding these orders, the underlying order performance was 5% down year on year.

Revenue was up 7% to £191 million with good performance in both Outsourcing and Consulting and Professional Services. System design and third party implementation work under our major contracts with Shell and SOCA, together with good growth in Energy and Utilities and the Public Sector drove the strong performance year on year.

Sweden

	Three months to March
£m	2012	2011	Change
Orders	159	159	0%
Consulting and Professional Services book to bill %	68	127	n.a.
Revenue	154	155	(1)%

Order intake was £159 million, in line with the first quarter of last year. The increase of new Outsourcing orders signed was offset by a slow start to the year in Consulting and Professional Services.

Revenue was down 1% on 2011 at £154 million, with commercial sectors down 2% as a result of the weaker demand in Financial Services and Telecoms.

We have made good progress on implementing the restructuring programme. We continue to expect this to contribute to improved margin in Sweden.

Our expectation of second half growth is based on a solid longer term pipeline and backlog despite continued softness in shorter term work.

Benelux

	Three months to March
£m	2012	2011	Change
Orders	113	169	(33)%
Consulting and Professional Services book to bill %	101	97	n.a.
Revenue	111	118	(6)%

New orders signed in the quarter totalled £113 million and included a new case management project with the European Patent Office and a new SEPA win with a large Dutch financial services client.

The 33% decrease in orders was against a strong first quarter of 2011 when we won an €80 million (£66 million) Outsourcing contract with an important Dutch client.

Revenue was down 6% to £111 million as a result of weakness in the Financial Services sector.

The restructuring programme is on track with the majority of exits expected in the second and third quarters of the year. We remain confident that this will result in a return to profitability in 2012.

International

	Three months to March
£m	2012	2011	Change
Orders	104	87	20%
Consulting and Professional Services book to bill %	110	122	n.a.
Revenue	88	97	(9)%

We saw a strong start of the year in orders, up 20% on 2011 as a result of Outsourcing contract wins in our Australian business.

Revenue was down 9% against the first quarter of 2011. The phasing of new Australian contracts and the ramp down of growth in Brazil under a number of contracts slowed revenue in the quarter, despite good growth in North America.

Since the end of the quarter we also signed a five-year managed services contract with Queensland Rail worth AUD $33 million (£21 million) to transition and manage the State-owned rail company’s newly-established ICT infrastructure platform.

The new orders signed in the quarter will be significant contributors to returning the cluster back to revenue growth in the second half.

Financial position

Net debt/EBITDA at the end of 2012 is expected to be around 1.0x, after the expected cash impact of the restructuring of between £60 to £70 million (the bulk of which will be in the first half).

As disclosed in the 2011 Annual Report and Accounts, the Group received a €59 million VAT claim from French tax authorities in 2009. This claim related to the VAT treatment of goods exported from France during the years 2004 to 2006. The Administrative Court of Montreuil has now rendered an adverse ruling on the claim and Logica is required to make a cash payment of €59 million to the French tax authorities, which includes penalties and interest.

The Group continues to consider this claim without merit and is exercising its right to appeal, including challenging the demand for payment through the appropriate channels. This is likely to result in a protracted legal process.

APPENDIX V

LOGICA PROFIT FORECAST

PART A: PROFIT FORECAST FOR LOGICA PLC FOR THE FINANCIAL YEAR ENDING 31 DECEMBER 2012

1.	GENERAL

Logica made the following public announcement on 11 May 2012 within its first quarter earning release:

“Our full year revenue and margin guidance remains unchanged despite our expectation of a subdued second quarter given the impact of elections in several countries and a cautious economic outlook for our main markets. Full year revenue growth is expected to be in the range of -2% to +2% and we expect our full year 2012 operating margin to be above 6.5% even in tough market conditions.”

In the above statement, full year revenue growth relates to the anticipated revenue growth for the financial year ended 31 December 2012 compared with the reported revenue for the financial year ending 31 December 2011 reported in Logica’s 2011 Annual Report and Accounts adjusted for acquisitions (“pro-forma revenue”) and rebased to 2012 average exchange rates. Operating margin is defined as the operating margin adjusted for depreciation and amortisation of intangibles, exceptional items and for the effect of acquisitions and disposals.

The guidance given on 11 May 2012 set an expectation of an adjusted operating profit higher than £253 million based on a GBP/EUR exchange rate for 2011 of £1: €1.15. The actual profit in a situation where the minimum guidance of minus 2% revenue and margin of 6.5% was achieved will depend on the actual exchange rates. Assuming an average exchange rate of £1: €1.23, the expectation of full year operating profit, before exceptional items, would be higher than £242 million.

The above statement “the expectation of full year operating profit, before exceptional items, would be higher than £242 million,”* for the financial year ending 31 December 2012 constitutes a profit forecast for the purposes of the Code. The Logica Directors have considered and reconfirm the Logica Profit Forecast.

2.	BASIS OF PREPARATION

The Logica Profit Forecast has been prepared on a basis consistent with the accounting policies for Logica, which are in accordance with IFRS and those which Logica anticipates will be applicable for the full year ending 31 December 2012.

The Logica Directors have prepared the Logica Profit Forecast based on the unaudited management accounts for the 4 month period from 1 January 2012 to 30 April 2012 and a forecast of the results for the 8 month period ending 31 December 2012.

3.	ASSUMPTIONS

The Logica Directors have prepared the Logica Profit Forecast on the basis of the following assumptions:

3.1	Factors outside the influence or control of Logica Directors

•	There will be no material change to existing prevailing global, and in particular European, macroeconomic and political conditions during the year ending 31 December 2012.

•

There will be no material changes in market conditions within the European IT services industry over the 8 month forecast period to 31 December 2012 in relation to either customer demand or competitive environment.

•

The announcement of the proposed acquisition of Logica by CGI will not result in any material changes to Logica’s obligations to clients, its ability to negotiate new business, resolve contract disputes or to the retention of key management.

•	The Euro and Rupee exchange rates, and inflation and tax rates in Logica’s principal markets will remain materially unchanged from the prevailing rates.

•	There will be no material change in Logica’s labour costs, including medical and pension and other post-retirement benefits driven by external parties or regulations.

•	There will be no material adverse events that will have a significant impact on Logica’s financial performance

•	There will be no material change in legislation or regulatory requirements impacting on Logica’s operations or its accounting policies.

3.2	Factors within the influence or control of the Logica Directors

•	Current contract negotiations with a number of clients will conclude materially as the Logica Directors would reasonably expect based on Logica’s past experience.

•	No material new client contract issues will arise beyond those that are already known to the Logica Directors at the current time and built into the forecasts.

•	The Logica Profit Forecast excludes any exceptional transaction and transition costs associated with the proposed acquisition of Logica by CGI.

•	There will be no material acquisitions or disposals of businesses during the financial year ending 31 December 2012.

•	There will be no material change in the present management or control of Logica or its existing operational strategy.

The Logica Directors who are solely responsible for the Logica Profit Forecast have received the following letters from PricewaterhouseCoopers, Rothschild, Deutsche Bank and Bank of America Merrill Lynch relating to the Logica Profit Forecast.

PART B: PWC LETTER

The Directors

Logica PLC

250 Brook Drive

Green Park

Reading, RG2 6UA

N M Rothschild & Sons Limited

New Court

St Swithin’s Lane

London

EC4N 8AL

Merrill Lynch International

2 King Edward Street

London

EC1A 1HQ

Deutsche Bank AG, London Branch

Winchester House

1 Great Winchester Street

London

EC2N 2DB

31 May 2012

Dear Sirs

Logica PLC

We report on the profit forecast comprising the statement by Logica PLC (the “Company”) and its subsidiaries (together the “Group”) for the year ending 31 December 2012: “the expectation of full year operating profit, before exceptional items, would be higher than £242 million.” (the “Profit Forecast”). The Profit Forecast and the material assumptions upon which it is based, are set out in Part A of Appendix V of the joint announcement issued by the Company and CGI Holdings Europe Limited (a wholly owned subsidiary of CGI Group Inc.) (“CGI”) under Rule 2.7 of the City Code on Takeovers and Mergers issued by the Panel on Takeovers and Mergers (the “City Code”) dated 31 May 2012 (the “Rule 2.7 Announcement”).

This report is required by Rule 28.3(b) of the City Code and is given for the purpose of complying with that rule and for no other purpose. Accordingly, we assume no responsibility in respect of this report to CGI or any other person connected to, or acting in concert with, CGI or to any other person who is seeking or may in future seek to acquire control of the Company (an “Alternative Offeror”) or to any other person connected to or acting in concert with an Alternative Offeror.

Responsibilities

It is the responsibility of the directors of the Company (the “Directors”) to prepare the Profit Forecast in accordance with the requirements of the City Code.

It is our responsibility to form an opinion as required by Rule 28.3(b) of the City Code as to the proper compilation of the Profit Forecast and to report that opinion to you.

Save for any responsibility which we may have to those persons to whom this report is expressly addressed and to the shareholders of the Company and for any responsibility arising under Rule 28.3(b) of the City Code to any person as and to the extent therein provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with Rule 28.4 of the City Code, consenting to its inclusion in the Rule 2.7 Announcement.

Basis of Preparation of the Profit Forecast

The Profit Forecast has been prepared on the basis stated in Part A of Appendix V of the Rule 2.7 Announcement and is based on the unaudited management accounts for the four months ended 30 April 2012 and a forecast to 31 December 2012. The Profit Forecast is required to be presented on a basis consistent with the accounting policies of the Group.

Basis of Opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included evaluating the basis on which the historical financial information included in the Profit Forecast has been prepared and considering whether the Profit Forecast has been accurately computed based upon the disclosed assumptions and the accounting policies of the Group. Whilst the assumptions upon which the Profit Forecast are based are solely the responsibility of the Directors, we considered whether anything came to our attention to indicate that any of the assumptions adopted by the Directors which, in our opinion, are necessary for a proper understanding of the Profit Forecast have not been disclosed or if any material assumption made by the Directors appears to us to be unrealistic.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with reasonable assurance that the Profit Forecast has been properly compiled on the basis stated.

Since the Profit Forecast and the assumptions on which it is based relate to the future and may therefore be affected by unforeseen events, we can express no opinion as to whether the actual results reported will correspond to those shown in the Profit Forecast and differences may be material.

Opinion

In our opinion, the Profit Forecast has been properly compiled on the basis of the assumptions made by the Directors and the basis of accounting used is consistent with the accounting policies of the Group.

Yours faithfully

PricewaterhouseCoopers LLP

Chartered Accountants

PART C: RULE 3 FINANCIAL ADVISERS’ LETTER

Merrill Lynch International	Deutsche Bank AG, London	N M Rothschild & Sons Limited
2 King Edward Street	Branch	New Court,
London EC1A 1HQ	Winchester House	St Swithin’s Lane,
	1 Great Winchester Street	London EC4N 8AL
London EC2N 2DB

Authorised and regulated by the	Authorised under German	Authorised and regulated by the
Financial Services Authority	Banking Law (competent	Financial Services Authority
authority: BaFin – Federal
Financial Supervisory Authority)
and authorised and subject to
limited regulation by the UK
Financial Services Authority

To:

The Board of Directors

Logica Plc.

250 Brook Drive

Green Park

Reading, RG2 6UA

31 May 2012

Dear Sirs

REPORT ON THE PROFIT FORECAST OF LOGICA PLC (THE “COMPANY”)

We refer to the profit forecast made by the Company, being the statement made by the Company that the expectation of full year operating profit, before exceptional items, would be higher than £242m (the “Profit Forecast”).

We have discussed the Profit Forecast and the bases and assumptions on which it is made with you and with PricewaterhouseCoopers LLP, the Company’s reporting accountants. We have also discussed the accounting policies and bases of calculation for the Profit Forecast with you and with PricewaterhouseCoopers LLP. We have also considered the letter dated the same date as above from PricewaterhouseCoopers LLP addressed to you and to us on these matters. We have relied upon the accuracy and completeness of all the financial and other information discussed with us and have assumed such accuracy and completeness for the purposes of providing this letter. You have confirmed to us that all information relevant to the Profit Forecast has been disclosed to us.

On the basis of the foregoing, we consider that the Profit Forecast, for which you, as directors of the Company are solely responsible, has been made with due care and consideration.

This letter is provided to you solely in connection with Rule 28.3(b) and Rule 28.4 of the City Code on Takeovers and Mergers and for no other purpose. No person other than the directors of the Company can rely on the contents of this letter and to the fullest extent permitted by law, we exclude all liability to any other person other than to you, the directors of the Company, in respect of this letter or the work undertaken in connection with this letter.

We have given and have not withdrawn our respective consents to the publication of this letter accompanying the Profit Forecast.

Yours faithfully,

Merrill Lynch International	Deutsche Bank AG, London Branch	N M Rothschild & Sons Limited

APPENDIX VI

LOGICA SHARE SCHEMES AND OTHER INCENTIVE MATTERS

Logica Share Schemes

Options and awards granted under the Logica Share Schemes which are not already exercisable or vested will become exercisable or will vest as a result of the Acquisition. Letters will be sent to the participants in the Logica Share Schemes explaining the effect of the Scheme on their share options and awards.

All Logica Shares issued or transferred on the exercise of options or vesting of awards under the Logica Share Schemes before the relevant record date for the Scheme (“Scheme Record Time”) will be subject to the terms of the Scheme. The Scheme will not extend to Logica Shares issued after the Scheme Record Time. However, it is proposed to amend the articles of association of Logica at the General Meeting to provide that, if the Scheme becomes effective, any Logica Share issued or transferred after the Scheme Record Time will be automatically transferred to CGI in consideration for the payment by CGI of 105 pence in cash for each Logica Share so transferred.

The Logica 2005 Sharesave Scheme and Logica 2005 International Sharesave Scheme (together the Logica Sharesave Schemes)

Options granted under the Logica Sharesave Schemes will be exercisable for a period of six months following the Effective Date (as the board of Logica has exercised its power to extend the exercise period beyond the basic one month specified in the plan rules) . These options will only be exercisable to the extent of savings made under the related savings contract at the time of exercise together with any accrued interest or bonus due.

CGI Europe intends to offer compensation to certain participants in the Logica Sharesave Schemes who exercise their options in the six month period following the Effective Date in recognition of the early exercise of their options. The compensation payable will be equal to the gain (that is 105 pence per Logica Share minus the relevant exercise price) for each additional Logica Share the participant would have received had he/she continued saving for an additional period of 12 months from the Effective Date or, if shorter, until the maturity of his/her savings contract. The options to which this compensation proposal relates are those granted in 2010 at an exercise price of 96 pence per share and those granted in 2012 at an exercise price of 71 pence per share.

Options under the Logica Sharesave Schemes will cease to be exercisable after the date falling six months after the Effective Date but participants may continue to hold their options and, subject to the rules of the Logica Sharesave Schemes, exercise those options on the maturity of the related savings contract. Participants who choose to do this will not be entitled to the compensation payment described above.

Logica Employee Share Matching Plan

Under this all-employee plan, participants’ rights to free matching shares will be exercisable over the full number of Logica Shares under the award at the time of the Acquisition. Participants would continue to have a right to exercise at a later date, but as they would have disposed of the underlying invested shares, the number of matching free shares would be reduced on a pro-rata basis.

Logica Executive Share Plans

The Executive Share Plans comprise the Restricted Share Plan (“RSP”), the Partners’ Incentive Plan (“PIP”), the Partners’ Performance Multiplier Plan (“PPMP”), the Deferred Investment Share Plan (“DISP”) and the Long Term Incentive Plan (“LTIP”). Outstanding awards under the Executive Share Plans would normally vest at various dates up to mid-2015. The number of Logica Shares which may be released to participants on vesting of the awards is, under certain plans, determined by the extent to which applicable performance conditions are satisfied. These awards will vest immediately on completion of the Acquisition to the extent that the Logica Remuneration Committee (the “Committee”) determines, subject to the rules of each of the plans.

In the case of the RSP, PIP and PPMP, the Committee has broad discretion to determine vesting levels, having regard to factors including any performance conditions and time elapsed. To encourage the retention of senior executives and management of Logica (including the Logica Executive Directors), and with the agreement of CGI Europe, the Committee will exercise its discretions under these plans so that:

(a)	50 per cent. of each participant’s aggregate share awards under these plans will vest on the sanction of the Scheme and become due on the Effective Date. The relevant number of Logica Shares will be acquired by participants at that time and subsequently would be acquired, by CGI Europe under the Scheme and the relevant cash proceeds paid to participants, subject to the participant’s right to elect to receive the cash proceeds on 30 April 2013 instead; and

(b)	the balance of 50 per cent. of the Logica Shares under these aggregate awards would vest and be satisfied in equal amounts on 31 May 2013 and 31 January 2014. Vesting of each tranche of shares would be dependent on the participant remaining in service until the stated date, or if he/she has ceased employment, the participant not having ceased employment through resignation (other than constructive dismissal) or dismissal for cause (defined by reference to the participant’s terms of employment as in force on 1 May 2012). In the event of a participant’s cessation of employment where entitlement to vesting of an award is preserved, such award will vest on the cessation date and payment in respect of that award will be made no later than 14 days after the date of cessation.

In the case of the DISP and LTIP, the Committee is unlikely to be able to determine that any material number of Logica Shares will vest on the Acquisition. In relation to these plans, CGI Europe has agreed to make a cash payment equal to the amount due on full vesting of the Logica Shares under these awards (or will procure that Logica makes such a payment). The payment will be made in three instalments on the same basis as payment under the other Executive Share Plans as set out in (a) and (b) above. Likewise, entitlement to the May 2013 and January 2014 instalments would be subject to the same employment-related conditions as set out in (b) above. This arrangement relates to an aggregate of 3,282,600 Logica Shares (having a value of £3.57 million at the Acquisition price), of which 569,539 (£620,797) relate to Andy Green and 374,522 (£408,229) relate to Himanshu Raja. Rothschild, Bank of America Merrill Lynch and Deutsche Bank each consider these proposals to be fair and reasonable.

Logica 1996 Executive Share Option Scheme

Options granted under the scheme are already exercisable and will remain exercisable, subject to the rules of the scheme, until the tenth anniversary of the relevant option grant date.

Other incentive matters

In relation to the service contracts of the Logica Executive Directors and the seven other persons comprising the Logica Executive Committee, CGI Europe has agreed that if any of those individuals is dismissed (or constructively dismissed) before 31 January 2014 his service contracts will be honoured without mitigation and with contractual payments in lieu of notice being made at the time of their cessation of employment.

In relation to bonuses for the 2012 financial year, Logica and CGI Europe have agreed that the Logica Executive Directors and Logica Executive Committee members will, at the time of completion of the Acquisition, be paid “at target” bonuses prorated to reflect the duration of the 2012 financial year up to closing.

The arrangements in relation to service contracts and 2012 bonuses for Logica’s Executive Directors and Executive Committee members have been implemented with CGI Europe’s agreement in order to ensure that Logica’s senior team remains focused on ensuring stability in the business at a potentially unsettling time for clients, employees and other stakeholders.

Rothschild, Bank of America Merrill Lynch and Deutsche Bank each consider these proposals to be fair and reasonable.

APPENDIX VII

FURTHER DETAILS ON THE EQUITY FINANCING ARRANGEMENTS

Subscription Agreement and Subscription Receipt Agreement

Pursuant to the Subscription Agreement, CDP has subscribed for 46,707,146 Subscription Receipts, at a price of C$21.41 per Subscription Receipt, for aggregate gross proceeds of C$999,999,995.86. The aggregate subscription price is held in escrow by the Subscription Receipt Agent in accordance with the Subscription Receipt Agreement. The subscription has been made on a prospectus exempt basis under applicable Canadian law.

Pursuant to the Subscription Receipt Agreement, the Subscription Receipts will be automatically exchanged, without additional payment, for Class A subordinate voting shares of CGI (“CGI Shares”) on a one-for-one basis, and the aggregate subscription price for the Subscription Receipts will be released by the Subscription Receipt Agent to CGI immediately prior to completion of the Acquisition, subject to the satisfaction or waiver of the following conditions:

•

that except to the extent required by the Code, the Panel, the Court, or any other applicable law, regulation or regulatory body, the Conditions shall have been satisfied without amendment or without being waived, except for any amendment or waiver that is not material and does not have a material adverse effect on the interest of holders of Subscription Receipts;

•	that there shall have been no increase in the price per share payable in the Acquisition;

•

that the Debt Financing Agreements shall not have been amended or waived, except as contemplated therein or for any amendment or waiver that is not material and does not have a material adverse economic effect on the Debt Financing;

•	that certain specified material representations and warranties of CGI set out in the Subscription Agreement shall not have ceased to be true and accurate in all material respects; and

•

that CGI shall have obtained all requisite consents, waivers and authorizations required by the competent authorities, including regulatory and stock exchange authorities, in relation to the issuance of the underlying CGI Shares.

If these conditions are not satisfied or waived on or prior to the date that is 180 days following the date of the Subscription Receipt Agreement (27 November 2012), or if the Acquisition lapses or is withdrawn, then the Subscription Receipts will be automatically terminated and cancelled, and the aggregate subscription price plus accrued interest will be returned by the Subscription Receipt Agent to the holders of Subscription Receipts.

The Subscription Agreement contains customary representations and warranties by CDP to CGI and an indemnity from CDP in favour of CGI in respect of breaches of covenants or representations and warranties by CDP. The Subscription Agreement also contains customary representations and warranties by CGI to CDP and an indemnity from CGI in favour of CDP in respect of breaches of covenants or representations and warranties by CGI and in respect of orders, investigations or other proceedings prohibiting, restricting or materially affecting the trading or distribution of the Subscription Receipts or underlying CGI Shares. The representations, warranties and indemnities will be in effect for a period of two years following completion of the Acquisition, except for customary exceptions for tax matters and in the case of fraud.

Under the Subscription Agreement, CDP has reserved the right to syndicate a portion of its participation in the Subscription Receipts to reduce its ownership or control over CGI Shares to below 20 per cent. (on a non-diluted basis), taking into account the Subscription Receipts and the CGI Shares already owned or controlled by CDP, and CGI has undertaken to cooperate with CDP and provide all required documentation, at CDP’s expense, to ensure the success of such syndication. In the event that such syndication is completed prior to or concurrently with closing of the Acquisition, CGI will participate in the selection process of the syndicate members to reasonably ensure the profile and financial capacity of the potential investor.

The Subscription Agreement provides that, for the period prior to the completion of the Acquisition, CGI has undertaken to send to CDP a copy of any agreement relating to the subscription to Subscription Receipts for CGI Shares (or securities convertible into CGI Shares) by any investor other than CDP within five days of such subscription. To the extent that the terms and conditions offered to such other investor are more advantageous, CDP has reserved the right to require the same terms and conditions by written notice to CGI within five days of receipt of the relevant subscription agreement.

The Subscription Agreement also provides that, for the period prior to completion of the Acquisition, CGI will notify CDP, for information purposes only and without thereby conferring any right on CDP, as soon as possible of the occurrence of any material adverse change, to the knowledge of CGI, affecting CGI, Logica, the Acquisition, or the Debt Financing, in each case, subject to any confidentiality obligation of CGI.

Pursuant to the Subscription Agreement, CGI will reimburse, up to an aggregate maximum amount of C$100,000, the fees and expenses incurred by CDP in connection with the Subscription Agreement, including reasonable fees and disbursements of legal counsel.

Registration Rights Agreement

Pursuant to the Subscription Agreement, CGI and CDP have agreed to enter into the Registration Rights Agreement prior to or at completion of the Acquisition.

Pursuant to the Registration Rights Agreement, CDP will have the right, as long as it beneficially owns or exercises control or direction over 15 per cent. or more of the outstanding CGI Shares, to recommend to CGI one nominee to be part of any slate proposed by CGI and included in a proxy circular relating to the election of directors of CGI, provided that the CDP nominee shall have no material relationship with CGI or CDP, that he/she shall be eligible to serve as a director under CGI’s laws of incorporation and articles and that his/her nomination shall be subject to a favourable recommendation of the Corporate Governance Committee of CGI’s Board of directors.

The Registration Rights Agreement will provide that CDP will be entitled, at any time and from time to time, as long as it beneficially owns or exercises control or direction over 20 per cent. or more of all outstanding CGI Shares, to require CGI to file a Canadian prospectus and take such other steps as may be reasonably necessary to facilitate a secondary offering in Canada, at CDP’s expense, the whole upon the terms and conditions set forth in the Registration Rights Agreement.

In addition, if CGI proposes to make a distribution in Canada for its own account or if an existing shareholder proposes to make a distribution in Canada through a secondary offering, CGI will be required, at that time, upon request by CDP, provided that it beneficially owns or exercises control or direction over 15 per cent. of the outstanding CGI Shares, use commercially reasonable efforts to cause to be included in such distribution the CGI Shares that CDP has requested to be included, up to a maximum of 15 per cent. of the CGI Shares to be offered in such distribution, with expenses to be shared on a pro rata basis, the whole upon the terms and conditions set forth in the Registration Rights Agreement.

The Registration Rights Agreement will provide that, in connection with any prospectus-exempt sale by CDP in Canada or in the US, CGI will be required to use commercially reasonable efforts, at CDP’s expense, to assist CDP and its representatives in the preparation of the required documentation and to allow any prospective buyer to conduct reasonable due diligence on CGI.

If CGI proposes to file a registration statement for the distribution of CGI Shares to the public in the United States, CDP and CGI will, prior to such distribution taking place, supplement the Registration Rights Agreement so as to provide CDP with registration rights enabling distribution of CGI Shares to the public in the United States. that are substantially equivalent to the registration rights that will be provided under the Registration Rights Agreement.

APPENDIX VIII

DEFINITIONS

The following definitions apply throughout this announcement unless the context requires otherwise.

“2006 Act”	the UK Companies Act 2006, as amended;

“Acquisition”	the acquisition by CGI Europe of the entire issued and to be issued ordinary share capital of Logica at a price of 105 pence per Logica Share to be effected by means of the Scheme (or, subject to the consent of the Panel, a Takeover Offer) including, where the context so requires, any subsequent variation, revision, extension or renewal thereof;

“Amended Logica Articles”	the articles of association of Logica as at the Announcement Date, as amended to include provisions, in terms approved by CGI Europe, that avoid any person (other than CGI Europe or its nominee(s)) remaining as a holder of Logica Shares after the Effective Date, such proposed amendments to be set out in full in the notice of the General Meeting in the Scheme Document;

“Announcement Date”	31 May 2012;

“Annual Report”	the annual report and accounts of Logica for the year ended 31 December 2011;

“Artemis”	Artemis Investment Management LLP;

“Authorisations”	regulatory authorisations, orders, recognitions, grants, consents, clearances, confirmations, certificates, licences, permissions or approvals;

“Backstop Revolving Credit Facility”	has the meaning given to it in paragraph 12 of this Announcement;

“Bank of America Merrill Lynch”	Merrill Lynch International, a subsidiary of Bank of America Corporation;

“Business Day”	a day (other than Saturdays, Sundays and public holidays) on which banks are open for business in London, United Kingdom and Montréal, Canada;

“CGI”	CGI Group Inc., a company incorporated in the Province of Québec, Canada;

“CGI Europe”	CGI Group Holdings Europe Limited, a company incorporated in England and Wales and a wholly-owned subsidiary of CGI;

“CGI Group”	CGI, its subsidiaries and subsidiary undertakings;

“CGI Shares”	has the meaning given to it in paragraph 12 of this Announcement;

“CDP”	Caisse de dépôt et placement du Québec;

“CIBC”	Canadian Imperial Bank of Commerce;

“Capital Reduction”	the reduction of Logica’s share capital under Section 648 of 2006 Act provided for in connection with the Scheme;

“Close of Business”	6.00 p.m. of a relevant Business Day;

“Closing Price”	the middle market price of a Logica Share at the close of business on the day to which such price relates, as derived from the Daily Official List of the London Stock Exchange for that day or from Bloomberg in the case of average Closing Prices for certain periods to which such average relates to;

“Code”	the City Code on Takeovers and Mergers;

“Conditions”	the Conditions to the Acquisition, as set out in Appendix I of this announcement and to be set out in the Scheme Document;

“Council Regulation”	Council Regulation (EC) 139/2004, as amended;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”	the meeting of Scheme Shareholders (and any adjournment thereof) to be convened pursuant to an order of the Court under Part 26 of the 2006 Act for the purposes of considering and, if thought fit, approving the Scheme (with or without amendment);

“Court Orders”	the orders of the Court sanctioning the Scheme and confirming the related Capital Reduction;

“Credit Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“CREST”	a relevant system (as defined in the Regulations) in respect of which Euroclear is the Operator (as defined in the Regulations);

“Daily Official List”	the daily official list of the London Stock Exchange;

“Dealing Day”	a day on which dealing in domestic securities may take place on, and with the authority of the London Stock Exchange;

“Debt Financing”	the new credit facilities made available to CGI under the Debt Financing Agreements;

“Dealing Disclosure”	has the same meaning as in Rule 8 of the Code;

“Debt Financing Agreements”	the Credit Agreement, the Fee Letter and the Syndication Letter;

“Deutsche Bank”	Deutsche Bank AG, London Branch;

“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;

“Excluded Shares”	any Logica Shares which are registered in the name of or beneficially owned by any member of the CGI Group or its nominee(s) and any Logica Shares held in treasury;

“Executive Share Plan”	the Restricted Share Plan, the Logica Partners Incentive Plan, the Logica Partners Performance Multiplier Plan, the Long Term Incentive Plan, the Deferred Investment Share Plan (formerly the Executive Equity Partnership Plan);

“Fairly Disclosed”	information:

(a) which has been fairly disclosed in writing by or on behalf of Logica to CGI or its advisers prior to the Announcement Date;

(b) which has been Publicly Announced; or

(c) set out in this announcement;

“Fee Letter”	the fee letter dated 31 May 2012 addressed to CGI by CIBC, NBC and TD

“Forms of Proxy”	the forms of proxy for use at the Court Meeting and the General Meeting;

“FSA”	the United Kingdom Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA;

“FSMA”	the UK Financial Services and Markets Act 2000, as amended;

“General Meeting”	the general meeting of Logica Shareholders (including any adjournment thereof) to be convened in connection with the Scheme;

“General Meeting Resolutions”	the resolutions to be proposed at the General Meeting;

“Goldman Sachs”	Goldman Sachs International;

“Interim Management Statement”	the interim management statement issued by Logica on 11 May 2012 including unaudited financial information for the three months ended 31 March 2012 as set out in Appendix IV to this announcement;

“Logica”	Logica plc, a company incorporated in England and Wales;

“Logica Directors”	the directors of Logica as at the date of this announcement;

“Logica Executive Committee”	Joao Baptista, Gary Bullard, Serge Dubrana, Joe Hemming, Stephen Kelly, Jean-Marc Lazzari, and Amanda Mesler;

“Logica Executive Directors”	Andrew Green and Himanshu Raja;

“Logica Financial Advisers”	Rothschild, Bank of America Merrill Lynch and Deutsche Bank;

“Logica Group”	Logica, its subsidiaries and subsidiary undertakings;

“Logica Profit Forecast”	the statement in italics and marked with an asterisk in paragraph 1 of Part A of Appendix V of this announcement, as reported on by PricewaterhouseCoopers and the Logica Financial Advisers and otherwise referred to or reproduced elsewhere in this announcement;

“Logica Share Schemes”	the Logica Sharesave Schemes, the Logica Employee Share Matching Plan, the Logica 1996 Executive Share Option Scheme and the Logica Executive Share Plans;

“Logica Shareholders”	holders of Logica Shares;

“Logica Shares”	ordinary shares of 10 pence each in the capital of Logica;

“London Stock Exchange”	London Stock Exchange plc, a company incorporated in England and Wales;

“Logica Trading Update”	Logica’s trading update dated 14 December 2011, in which the board of Logica announced its intention to accelerate its restructuring programme;

“NBC”	National Bank of Canada;

“New Logica Shares”	the new Logica Shares to be issued to CGI Europe or its nominee(s) in accordance with the Scheme;

“Offer Period”	the offer period (as defined by the Code) relating to Logica, which commenced on 31 May 2012;

“Opening Position Disclosure”	has the same meaning as in Rule 8 of the Code;

“Overseas Shareholders”	Logica Shareholders with registered addresses outside the United Kingdom or who are not resident in the United Kingdom;

“Panel”	the Panel on Takeovers and Mergers;

“PricewaterhouseCoopers”	PricewaterhouseCoopers LLP;

“Publicly Announced”	disclosed (a) in any public announcement by Logica to any Regulatory Information Service on or before 5:00 p.m. on 30 May 2012 or (b) in the Annual Report;

“Reduction Court Order”	the order of the Court which confirms the Capital Reduction;

“Reduction Record Time”	the time and date specified as such in the Scheme Document expected to be 6.00 p.m. on the Business Day immediately preceding the date upon which the Capital Reduction Court Order is made;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Registration Rights Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755), as amended from time to time;

“Regulatory Information Service”	a service approved by the London Stock Exchange for the distribution to the public of announcements and included within the list maintained on the London Stock Exchange’s website;

“Restricted Jurisdiction”	any jurisdiction where extension or acceptance of the proposed Acquisition would violate the law of that jurisdiction;

“Rothschild”	N M Rothschild and Sons Limited;

“Sanction Court Order”	the order of the Court sanctioning the Scheme;

“Scheme” or “Scheme of	the proposed scheme of arrangement under Part 26 of the

Arrangement”	2006 Act to be posted by Logica to the Scheme Shareholders, the full terms of which will be set out in the Scheme Document with or subject to any modification, addition or condition which CGI Europe and Logica may agree, and if required, the Court may approve or impose;

“Scheme Court Hearing”	the hearing of the Court to sanction the Scheme;

“Scheme Document”	the document to be sent by Logica to Logica Shareholders, containing and setting out the Scheme, the notices convening the Court Meeting, the General Meeting and the further particulars required by Part 26 of the 2006 Act;

“Scheme Shares”	the Logica Shares:

(a) in issue at the date of the Scheme Document;

(b) if any, issued after the date of the Scheme Document and before the Scheme Voting Record Time; and

(c)    if any, issued at or after the Scheme Voting Record Time and before the Reduction Record Time in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Excluded Shares;

“Scheme Shareholders”	the holders of Scheme Shares;

“Scheme Voting Record Time”	the date and time specified in the Scheme Document by reference to which entitlement to vote at the Court Meeting will be determined, expected to be 6.00 p.m. on the day which is 2 days before the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is 2 days before the date of such adjourned Court Meeting;

“Schroder”	Schroder Investment Management Limited;

“Security Agency”	any governmental or regulatory body competent to take action or impose restrictions in connection with the Acquisition by reference to its implications for any aspect of public policy, law and order, national security, policing, defence, or military procurement;

“Statement of Capital”	the statement of capital (approved by the Court) showing, with respect to Logica’s share capital, as altered by the Capital Reduction Court Order, the information required by Section 649 of the 2006 Act;

“Subscription Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“Subscription Receipts”	has the meaning given to it in paragraph 12 of this Announcement;

“Subscription Receipt Agent”	has the meaning given to it in paragraph 12 of this Announcement;

“Subscription Receipt Agreement”	has the meaning given to it in paragraph 12 of this Announcement;

“Substantial Interest”	in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital (as defined in Section 548 of the 2006 Act) of such undertaking;

“Syndication Letter”	a syndication letter dated 31 May 2012 addressed to CGI by CIBC, NBC and TD;

“Takeover Offer”	should the Acquisition be implemented by way of a takeover offer, a takeover offer made by CGI Europe to acquire the issued and to be issued Logica Shares and, where the context so requires, any revision, variation, extension or renewal of such offer;

“TD”	The Toronto-Dominion Bank;

“Third Party”	each of a central bank, government or governmental, quasi- governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever (including for the avoidance of doubt any Security Agency) in any jurisdiction;

“TSX”	Toronto Stock Exchange;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	the United States of America, its territories and possessions, any State of the United States of America and the District of

Columbia;

“Wider CGI Group”	CGI, its subsidiary undertakings, associated undertakings and any other undertakings in which that company and such undertakings (aggregating their interests) have a Substantial Interest; and

“Wider Logica Group”	Logica, its subsidiary undertakings, associated undertakings and any other undertakings in which that company and such undertakings (aggregating their interests) have a Substantial Interest.

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “parent undertaking”, “undertaking” and “associated undertaking “ have the respective meanings given thereto by the 2006 Act, but for this purpose ignoring paragraph 20(l)(b) of Schedule 4A of the Companies Act 1985, as amended.

All the times referred to in this announcement are London times unless otherwise stated.

References to the singular include the plural and vice versa.

£ and pence means pounds and pence sterling, the lawful currency of the United Kingdom.

C$ means Canadian dollars, the lawful currency of Canada.

SCHEDULE 3

LOGICA SHARE SCHEMES

Logica and CGI Europe agree that the following arrangements will, where appropriate subject to the Offer becoming effective in all respects, be implemented with respect to the Logica Share Schemes and certain employment arrangements.

Without prejudice to the obligations of CGI Europe under Rule 15 of the Code, CGI Europe’s obligations in this Schedule:

(a)	with respect to share options and share awards, apply to those arising under the terms of the relevant plans and arrangements as in force at the date of this Agreement on the terms disclosed in writing to CGI Group Inc. prior to 29 May 2012 and as presented in the Agreed Form Spreadsheet; and

(b)	with respect to service agreements, bonus entitlements and indemnity and insurance arrangements, apply to those agreements, entitlements and arrangements disclosed in writing to CGI Group Inc. prior to 29 May 2012.

1.	EMPLOYEE SHARE SCHEME MATTERS

1.1 The Agreed Form Spreadsheet summarises outstanding options and awards in respect of Logica Shares granted to employees under the share schemes referred to therein as of the dates set forth therein.

1.2 Logica and CGI Europe agree that it is their commercial intention that, subject to the rules of the Logica Share Schemes, options and awards under the Logica Share Schemes become exercisable or vest as a consequence of the Offer. Accordingly they agree that if the Offer is effected, as is planned, by way of the Scheme and scheme counsel is of the opinion that the Scheme is not for the purposes of or in connection with the reconstruction of Logica or its amalgamation with another company, they will document the Scheme as “a general offer by way of scheme of arrangement” if this will assist in enabling options and awards held under any of the Logica Share Schemes to be exercised pursuant to the rules of those schemes in consequence of a general offer.

1.3 Logica and CGI Europe acknowledge that options and awards under certain of the Logica Share Schemes may in any event become capable of vesting and/or becoming exercisable early in consequence of the Court’s sanction of the Scheme. Logica and CGI Europe agree that if this is in fact the case and if the Offer is effected by way of a scheme of arrangement, the timetable for its implementation shall so far as practicable (consistently with Logica’s and CGI Europe’s objective that the Effective Date should precede the Long Stop Date by as long as possible) be fixed so as to enable such options and awards under the relevant Logica Share Schemes to be exercised or vest in sufficient time to enable the resulting Logica Shares acquired by participants in the relevant Logica Share Schemes to participate in the Offer in accordance with its terms so that their Logica Shares are acquired by cancellation pursuant to the Scheme.

1.4 If the Offer is effected by way of the Scheme, CGI Europe agrees that the Articles of Association of Logica can be (and will remain) amended as described in the 2.7 Announcement so that any Logica Shares issued after the Record Date pursuant to the exercise or vesting of options or awards under the Logica Share Schemes will be acquired by CGI Europe on terms equivalent to those available to other holders of Logica Shares under the Offer (other than in respect of certain terms relating to procedure and timing of satisfaction).

1.5 CGI Europe agrees that if necessary in order to obtain a corporation tax deduction in respect of the exercise of any option or vesting of any award under the Logica Share Schemes, Logica and CGI Europe shall seek to retain the admission to listing on the Official List of the UK Listing Authority and to trading on the London Stock Exchange of the Logica Shares for a period of two business days following the date of which CGI Europe obtains control of Logica for the purposes of the Logica Share Schemes.

Sharesave Schemes and Share Matching Plan

1.6 If, as is planned, the Offer is implemented by way of the Scheme and the Scheme becomes effective, options granted under the Logica 2005 UK Sharesave Scheme and the Logica 2005 International Sharesave Scheme (together the “Logica Sharesave Schemes”) will then be exercisable for a period of six months following the Effective Date (as the Board of Logica intends to exercise its power to extend the initial exercise period beyond the basic one month specified in the rules), these options will only be exercisable to the extent of savings made under the related savings contract at the time of exercise together with any accrued interest or bonus due to the relevant employee at that time. Accordingly, CGI Europe intends to offer compensation to certain participants in the Logica Sharesave Schemes who exercise their options in the six month period following the Effective Date in recognition of the early exercise of their options. The compensation payable will be equal to the net gain (that is 105 pence per Logica Share minus the relevant exercise price) for each additional Logica Share the participant would have received had they continued saving for an additional period of twelve months from the Effective Date or, if shorter, until the end of the maturity period under his or her savings contract. The compensation payment will be subject to and reduced by deductions for income tax payable and employee’s social security contributions. The options to which this compensation proposal relates are those granted in 2010 at an exercise price of 96 pence per share and those granted in 2012 at an exercise price of 71 pence per share.

1.7 If, as is planned, the Offer is effected by way of the Scheme and the Scheme becomes effective, options under the Logica Sharesave Schemes will cease to be exercisable after the date falling six months after the Effective Date but participants may continue to hold their options and, subject to the rules of the Logica Sharesave Schemes, exercise those options within the exercise period following maturity of the related savings contract. Participants who choose to do this will not be entitled to the compensation payment described in paragraph 1.6 above.

1.8 In respect of the Logica Employee Share Matching Plan, Logica and CGI Europe have agreed that awards will cease to be exercisable 6 months following the Effective Date (this being the post Effective Date exercise period specified in the rules), but participants may continue to hold their award and, subject to the rules of the plan, exercise their award within the normal vesting window under the plan (that is, between the third and tenth anniversaries of the grant of the award).

Executive Share Plans

1.9 CGI Europe acknowledges that the extent to which awards under the Restricted Share Plan (“RSP”), the Partners’ Incentive Plan (“PIP”) and the Partners Performance Multiplier Plan (“PPMP”) vest in connection with the Offer is to be determined in accordance with the rules of the relevant plans and actions taken and discretions exercised pursuant to those rules by the remuneration committee of Logica (or other duly constituted committee of the Board as appropriate). In particular CGI Europe acknowledges Logica’ s statement that the Remuneration Committee has broad discretion to determine vesting levels, having regard to factors which includes performance conditions and time elapsed. To encourage the retention of senior executives and management of Logica (including the Executive Directors) after the Effective Date Logica agrees that, with CGI Europe’s agreement, it will procure that the Remuneration Committee will exercise its discretions under these plans so that:

(a)	50 per cent. of each participant’s aggregate share awards under these plans will vest on the sanction of the Scheme and become due on the Effective Date. The relevant number of Logica Shares would be issued to the employee share trust (“EST”) prior to the Scheme Record Time so that on the Effective Date those shares would be acquired by CGI Europe under the Scheme and then the relevant cash proceeds would be paid to participants within 14 days of the Effective Date, (subject to the participants’ right to elect to receive the cash proceeds on 30 April 2013 irrespective of whether he remains in employment of the Logica Group); and

(b)	the balance of 50 per cent. of the Logica Shares under these aggregate awards would vest and be satisfied in equal amounts on 31 May 2013 and 31 January 2014. Vesting of each tranche of shares would be dependent on the participant remaining in service until the stated date, or if he has ceased employment, the participant not having ceased employment through resignation (other than constructive dismissal) or dismissal for cause (defined by reference to the participant’s terms of employment as in force on 1 May 2012). In the event of a participant’s cessation of employment where entitlement to vesting of an award is preserved, such award will vest on the cessation date and payment in respect of that award will be made no later than 14 days after the date of cessation. The intention of Logica and CGI Europe is that Logica would satisfy these awards on vesting by either making a cash payment equal to the price per Logica Share offered by CGI Europe under the Offer multiplied by the vested number of Logica Shares or by issuing the requisite number of Loan Star Shares and acquiring those shares for the same consideration payable in respect of Logica Shares under the Scheme and pursuant to the amended Logica

Articles of Association, with, in each case, cash payments subject to deductions for income tax payable and employee’s social security contributions.

1.10 In the case of the Deferred Investment Share Plan and the Long Term Incentive Plan, CGI Europe acknowledges that the Remuneration Committee is unlikely to be able to determine that any material number of Logica Shares will vest on the Effective Date and accordingly CGI Europe has agreed to make a cash payment equal to the amount due on full vesting of the Logica Shares under these awards (or will procure that Logica makes such a payment). The payment would be made in three instalments on the same basis as payment under the RSP, PIP and PPMP as set out in 1.9 (a) and (b) above, with entitlements to the 31 May 2013 and 31 January 2014 instalments being subject to the employment-related conditions set out in 1.9 (b) above. Logica and CGI Europe will discuss whether these payments can be more tax efficiently made by Logica and seek to implement them in that manner if appropriate.

1.11 Options granted under the Logica 1996 Executive Share Option Scheme are already exercisable and CGI Europe agrees that they will remain exercisable, subject to the rules of the plan, until the tenth anniversary of the relevant option grant date.

Satisfaction of Awards and/or Options in Cash

1.12 Logica and CGI Europe agree that, without prejudice to the generality of the foregoing and in accordance with the rules of the Logica Share Schemes, if, after consultation with CGI Europe, Logica reasonably considers it appropriate for tax, securities law or administrative reasons, CGI Europe or Logica will offer to holders of options and awards who are not resident in the United Kingdom (or any other persons so permitted in accordance with the rules), a cash sum equal to the latent profit in their option or award (being the difference between the price per Logica Share offered by CGI Europe under the Offer and the exercise price of that option or award (if any) and less any required deductions for income tax and employee’s social security contributions) in satisfaction of (or where relevant in return for agreeing to cancel) their option or award. This paragraph does not apply to arrangements covered by 1.9 or 1.10 above.

Employee Share Trust

1.13 Logica agrees that the trustee of the EST will use the Logica Shares registered in its name at the Scheme Record Time, or issued to it subsequently, to satisfy awards under the RSP, PIP and/or PPMP to the extent awards under such pians vest on or following the court sanction of the Scheme.

1.14 Logica shall issue to the trustee of the EST immediately prior to the court sanction of the Scheme the number of Logica shares required to enable the EST to satisfy the first tranche of RSP, PIP and PPMP awards which vest upon the court sanction of the scheme.

2.	EMPLOYMENT MATTERS

2.1 CGI Europe intends that the existing employment rights, including pension entitlements, of the management and employees of the Logica Group will be fully respected.

2.2 Logica and CGI Europe hereby agree:

(a)	in relation to the service contracts in force at 1 May 2012 of the Executive Directors of Logica and the seven other persons comprising its Executive Committee, CGI Europe has agreed that if any of those individuals are terminated (including constructive dismissal) by the Logica Group, other than for cause (determined by reference to the participant’s service contract), before 31 January 2014 their service contracts will be honoured without mitigation and with contractual payments in lieu of notice being made at the time of their cessation of employment;

(b)	in relation to bonuses for the 2012 financial year, Logica and CGI Europe have agreed that the Executive Directors and Executive Committee members will, at the time of completion of the Offer, be paid “at target” bonuses prorated to reflect the duration of the 2012 financial year up to closing; and

(c)	the arrangements in relation to service contracts and 2012 bonuses for Logica’s Executive Directors and Executive Committee members have been implemented with CGI Europe’s agreement in order to ensure that Logica’s senior team remains focused on ensuring stability in the business at a potentially unsettling time for clients, employees and other stakeholders.

2.3 CGI Europe shall procure that Logica shall maintain the level of cover provided by its current directors’ and officers’ liability insurance for both current and former directors and officers of Logica Group (including run off cover for a period of six years following a director’s or officer’s retirement) for acts and omissions up to and including the Effective Date, to include directors and officers who retire or whose employment is terminated as a result of the Offer. Such insurance shall be with reputable insurers and provide cover at least as broad in its scope as that provided to current directors as at the date of this Agreement. Further, CGI Europe shall procure that Logica complies with its obligations as in force as at 1 May 2012 to indemnify the directors of Logica in accordance with the terms of their respective service agreements, letters of appointment or separate deeds of indemnity, as the case may be.

IN WITNESS of which the Parties have executed this Agreement on the date first written above.

EXECUTED by acting for and on behalf of CGI GROUP INC.	/s/ R. David Anderson

EXECUTED by acting for and on behalf of CGI GROUP HOLDINGS EUROPE LIMITED	/s/ R. David Anderson

EXECUTED by acting for and on behalf of LOGICA PLC	/s/ David Tyler

Version 7 - 30 May 2012

Lone Star Shares for Consideration Purposes (as at 30 May 2012) - See Note 1
Registrar’s Issued Share Capital as at 30 May 2012	1,620,160,491
Dilution of share capital by employee share plans as published on page 87 Report and Accounts for 2011 (at 31 December 2011) - See Note 2 and tab “Additional Information”
PIP	5,990,789
PPMP	4,752,937
LTIP	9,941,147
ESOS	5,035,341
Sharesave UK	10,765,141
Sharesave International	7,212,669

43,698,024
Awards granted from 31 December 2011 to 30 May 2012 - See Note 3
PIP	4,258,090
PPMP	2,201,834
LTIP	206,935
Sharesave UK	4,605,810
Sharesave International	3,250,997

14,523,666
Fully diluted share capital if all awards vested (ignoring options exercises and lapses since 31 December 2011 - see section below)	1,678,382,181
Option exercises from 31 December 2011 to 30 May 2012 (i.e. not included in the share capital figures from 31 Dec 2011) - See Note 4
PIP	111,489
LTIP	5,008,612
Sharesave UK 2009 grant	1,867,110
Sharesave International 2009 grant	1,199,714

-8,186,925
Option and award lapses from 31 December 2011 to 30 May 2012
PIP	-247,016
PPMP	-1,697,281
LTIP	-3,333,019
ESOS	-2,740,130
Sharesave UK	-457,801
Sharesave International	-286,538

-8,761,785
ESOS awards underwater	-2,295,211
Sharesave options underwater i.e. 2011 grants with 114p strike price	-2,712,711

-5,007,922
New issues resulting from shortfall within EBT - See Note 5 below	3,067,363
Total number of shares for consideration purposes	1,659,492,912

Notes

1	These calculations do not account for the underwater Unilog BSAR warrants over 5,491,034 shares (which have a strike price of 146p). The figures keep in account as a share number awards granted under the DISP and LTIP despite the proposal regarding cash settlement by Cargo (because the cash cost remains the same).

2	This figure includes all options and awards granted under the employee share plans (excluding those granted by the Employee Benefit Trust (EBT) and to be satisfied by market purchase - see Note 5 below) and assumes full vesting, and in the case of Sharesave options, exercise occurs when final maturity is reached.

3	This figure assumes full vesting and exercise under each of the awards. In particular it assumes that participants in the 2010 and 2012 Sharesave will continue saving under the maturity of their Sharesave contracts and then exercise in full. Alternatively should participants accept an inducement that Cargo may offer to exercise their outstanding options early at a September 2012 closing, the remainder of shares under option would then lapse. If (hypothetically) all employee accept the inducement the lapse figure in those circumstances would amount to 7,755,041 shares (see tab “Additional Information” for further detail) and accordingly would reduce the total dilution figure to 1,651,743,680. The inducement itself is not costed here (nor is any related tax gross-up).

4	Only the Sharesave UK and Sharesave International exercises had a strike price, £0.54. The other grants were of free shares.

5	The EBT at 17 May 2012 held 8,305,636 shares and had granted awards in respect of 11,372,999 shares - of which 8,113,408 must be satisfied by market purchase (8,063,144 shares for RSP awards and 50,264 shares for awards under the historic Executive Equity Partnership Plan (EEPP)), the remainder of 3,259,591 shares could be satisfied by new issue. Once the remainder in the EBT is used after RSP and EEPP satisfaction (204,346 shares) there is a shortfall of 3,067,363 as reflected above. The EBT shortfall of Lone Star shares in respect of each plan (assuming the shares currently held in the EBT will be used to satisfy outstanding RSP awards, EESP awards and the remainder in the EBT of 204,346 shares will be used towards DISP awards) are as follows:

Share plan	EBT shortfall of Lone Star shares under award
DISP	1,271,803
EEPP	1,795,560

In respect of outstanding DISP awards, the proposed cash settlement treatment of such awards will impact the mechanics of satisfaction but not the cash cost.

There will be additional cash liabilities in respect of dividend equivalents payable under the PIP and PPMP awards for 2010, 2011 and 2012 and the RSP award linked to the PIP Award in 2010. The total number of shares on which dividend equivalent payments are applicable is 15.7 million. The accrued cash figure (historically Lone Star have settled dividend equivalents in cash not shares) to satisfy the dividend equivalent liability for unvested awards under the PIP and PPMP is anticipated to be £921,412.

GS - request for further information

25-May-12

Consideration	Share Count	Response	Outstanding	Option Price (p)
Dilution of share capital by	43,733,807	Partners’ Incentive Plan (2010)	1,207,703	n/a
employee share plans as		PIP (2011)	4,783,086	n/a
published on p.87 AR 2011		Partners’ Performance Multiplier Plan (2009)	1,143,023	n/a
		PPMP(2010)	702,548	n/a
		PPMP(2011)	2,907,366	n/a
		Long Term Incentive Plan (2009)	8,483,313	n/a
		LTIP (2010)	247,673	n/a
		LTIP(2011)	1,210,161	n/a
		Executive Share Option Scheme (September 2002)	767,079	107.2331
		ESOS (May 2005)	210,473	143.9297
		ESOS (September 2005)	79,638	156.2351
		ESOS (September 2004)	108,081	156.4548
		ESOS (April 2005)	2,393,701	159.0917
		ESOS (April 2006)	15,000	192.75
		ESOS (March 2004)	111,493	234.6823
		ESOS (September 2003)	1,348,170	238.1891
		ESOS (March 2002)	1,706	377.0738
		UK Sharesave (2008 deferrals)	26,451	90
		UK (2009)	5,331,229	54
		UK (2010)	2,527,399	96
		UK (2011)	2,880,062	114
		Sharesave International (2009)	5,001,577	54
		International (2010)	2,211,092	96

			43,698,024

Outstanding awards to be		Restricted Share Plan	7,254,251	n/a
satisfied from the EBT at		Deferred Investment Share Plan	2,564,198	n/a
31-Dec-11		Partners’ Incentive Share Plan (2009 award)	2,049,226	n/a
		Executive Equity Partnership Plan	50,264	n/a
		Employee Share Match Plan	1,792,188	n/a
		Executive Share Option Scheme	682,620	n/a

			14,392,747

There are no shares outstanding under the RSP, DISP, ExEPP, ESMP to be satisfied by newly issued shares.

Outstanding Awards under the
Sharesave Plans
If participants exercise awards by		Sharesave UK (2010)	-526,270	96p
end September:		UK (2011) lapsed in entirely on dilution sheet	0	114p
		UK (2012)	-3,959,129	71
		Sharesave International (2010)	-470,172
		International (2011)	-2,799,470

			-7,755,041

Consideration	Share Count	Response	Lapses	Option Price (p)
Lapses - UK and International		UK Sharesave (2008 deferrals)	24,318	90
Sharesave 31 December - 30 May 2012		UK (2009)	109,046	54
		UK (2010)	148,974	96
		UK (2011)	167,351	114
		UK (2012)	8,112	71

		Total Lapses	457,801	—

		Sharesave International (2009)	202,314	54
		International (2010)	84,224	96

		Total Lapses	286,538	—

Movements from 23 May to 30 May

Shares in issue figure as at 23 May 2012			1,619,840,596
Movements to 30 May 2012
Shares allotted on 24 May 2012			319,895

Detail:	Allotment	Price
Allotment
Uk Sharesave Plan	167,058	54p
International Sharesave Plan	144,470	54p
Partners’ Incentive Plan (2010 award)	3,157	nil
Partners’ Incentive Plan (2011 award)	5,210	nil

	319,895

Lapses	Lapses
UK Sharesave Plan (31 March 2010)	7,940	96p
UK Sharesave Plan (08 April 2009)	5,422	54p
UK Sharesave Plan (31 May 2011)	2,850	114p

	16,212
International Sharesave Plan (08 April 2009)	6,992	54p
International Sharesave Plan (31 March 2010)	1,657	96p

	8,649
No new grants have been awarded

Movements in the EBT
Transfers from the Employee Share Match Plan	12,118
Transfers from the Restricted Share Plan	3,302

	15,420
Shares in Issue figure as at 30 May			1,620,160,491

EXECUTION COPY

£1,245,000,000 TERM CREDIT FACILITIES

– and –

CDN$1,500,000,000 BACKSTOP REVOLVING CREDIT FACILITY

CREDIT AGREEMENT

among

CGI GROUP INC.

as Cdn Borrower

– and –

THE LENDERS FROM TIME TO TIME PARTY HERETO

as Lenders

– and –

NATIONAL BANK OF CANADA

as Administrative Agent

– and –

CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK FINANCIAL

AND TD SECURITIES

as Co-Lead Arrangers and Joint Bookrunners

– and –

CANADIAN IMPERIAL BANK OF COMMERCE AND TD SECURITIES

as Co-Syndication Agents

DATED AS OF MAY 31, 2012

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

-iv-

(continued)

-v-

(continued)

-vi-

(continued)

-vii-

(continued)

-viii-

(continued)

-ix-

(continued)

-x-

SCHEDULES

“A”	THE LENDERS AND THEIR COMMITMENTS

“B”	DEFINITIONS

“C”	DEFINITION OF RELEVANT MARGIN AND STAND-BY FEE

“D”	AMENDED AND RESTATED GUARANTEE AND SUBORDINATION AGREEMENT

“E”	GUARANTOR’S CERTIFICATE

“F”	CORPORATE STRUCTURE

“G”	LOAN PRICING CORPORATION DISCLOSURE

“H”	ACQUISITION CERTIFICATE

“I”	ADDITIONAL BORROWER ACCESSION AGREEMENT

“J”	COMPLIANCE CERTIFICATE

“K”	CONVERSION REQUEST

“L”	CUSTOMER CONTRACT CERTIFICATE

“M”	DISPOSITION CERTIFICATE

“N”	DRAW REQUEST

“O”	EXISTING LCS

“P”	FACILITY REALLOCATION REQUEST

“Q”	LOAN TRANSFER AGREEMENT

“R”	REDUCTION NOTICE

“S”	REPAYMENT NOTICE

“T”	EXTENSION REQUEST

“U”	SCHEME/OFFER UNDERTAKINGS

“V”	UK TARGET ACQUISITION RELATED CONDITIONS PRECEDENT

“W”	SOURCES AND USES TABLE

-xi-

CREDIT AGREEMENT – PAGE XII

ANNEX

Annex	22.1 NOTICE ADDRESSES

CREDIT AGREEMENT dated as of May 31, 2012

AMONG:	CGI GROUP INC., as Cdn Borrower;

AND:	THE LENDERS SET FORTH IN SCHEDULE “A” HERETO, as Lenders;

AND	NATIONAL BANK OF CANADA, as Administrative Agent;

AND:	CANADIAN IMPERIAL BANK OF COMMERCE, NATIONAL BANK FINANCIAL and TD SECURITIES, as Co-Lead Arrangers and Joint Bookrunners (collectively, the “Co-Lead Arrangers”);

AND:	CANADIAN IMPERIAL BANK OF COMMERCE AND TD SECURITIES, as Co-Syndication Agents;

NOW THEREFORE in consideration of the premises, the mutual covenants contained herein and for other consideration, the receipt and sufficiency of which are acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	General Definitions

The capitalized words and expressions, wherever used in this Agreement or in any agreement ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the meaning ascribed thereto in Schedule “B”.

1.2	Additional References

To the extent the context so admits, any reference in this Agreement, or in any agreement ancillary thereto, to:

1.2.1	“arm’s length” shall be construed in the same manner it is used in the Income Tax Act (Canada);

1.2.2	“fair market value” shall be construed as the price, expressed in terms of money and moneys worth, available in an open and unrestricted market between informed and prudent parties, each acting at arm’s length, where neither party is under any compulsion to act;

1.2.3	“include”, “includes” and “including” shall be construed to be followed by the statement “without limitation” and none of such terms shall be construed to

CREDIT AGREEMENT – PAGE 2

limit any word or statement which it follows to the specific or similar items or matters immediately following it;

1.2.4	“losses and expenses” shall be construed as losses, costs, expenses, damages, penalties, causes of action, actions, judgments, suits, proceedings, claims, claims over, demands and liabilities, including any applicable court costs and reasonable legal fees and disbursements on a solicitor and client basis, and “loss and expense” shall be construed in like manner;

1.2.5	“rights” shall be construed as rights, powers, authorities, discretions, privileges, immunities and remedies (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and “right” shall be construed in like manner;

1.2.6	“obligations” shall be construed as indebtedness, obligations, responsibilities, duties and liabilities (actual or contingent, direct or indirect, matured or not, now existing or arising hereafter), whether arising by contract or statute, at law, in equity or otherwise, and “obliged”, “obligation” and “obligated” shall be construed in like manner;

1.2.7	“successor” of a body corporate shall be construed so as to include (i) any amalgamated or other corporation of which such body corporate or any of its successors is one of the amalgamating or merging corporations, (ii) any corporation resulting from any court approved arrangement of which such body corporate or any of its successors is party, (iii) any corporation resulting from the continuance of such body corporate or any successor of it under the laws of another jurisdiction of organization and (iv) any successor (determined as aforesaid or in any similar or comparable procedure under the laws of any other jurisdiction) of any corporation referred to in clause (i), (ii) or (iii);

1.2.8	where under the terms hereof a definition relating to amounts outstanding under the Cdn Revolving Loans consists of a collective reference to amounts which are denominated in Canadian Dollars, US Dollars, Sterling, Euros or other Agreed Foreign Currencies, unless otherwise indicated such definition shall be read as referring to that amount expressed in its Equivalent in Canadian Dollars for any portion thereof denominated in any such currencies other than Canadian Dollars;

1.2.9	where under the terms hereof a definition relating to amounts outstanding under the US Revolving Loans consists of a collective reference to amounts which are denominated in US Dollars, Sterling, Euros or other Agreed Foreign Currencies, unless otherwise indicated such definition shall be read as referring to that amount expressed in its Equivalent in Canadian Dollars; and

1.2.10

where under the terms hereof a definition relating to amounts outstanding under any Term Loan Credit Facility consists of a collective reference to amounts which are denominated in Canadian Dollars, US Dollars, Sterling,

CREDIT AGREEMENT – PAGE 3

Euros or other Agreed Foreign Currencies, unless otherwise indicated such definition shall be read as referring to that amount expressed in its Equivalent in Sterling for any portion thereof denominated in any such currencies other than Sterling.

1.3	References to Agreements

Each reference in this Agreement to any agreement (including this Agreement and any other defined term that is an agreement) shall be construed so as to include such agreement (including any attached schedules) and each amendment, supplement, amendment and restatement, novation and other modification made to it at or before the time in question. The terms “this Agreement”, “this Credit Agreement”, “hereof”, “hereunder” and similar expressions refer to this agreement and not to any particular Article, Section, subsection, paragraph, subparagraph, clause or other portion of this agreement.

1.4	Reference to Statutes

Each reference in this Agreement to any code, statute, regulation, official interpretation, directive or other legislative enactment of any Canadian or foreign jurisdiction (including any political subdivision thereof) shall be construed so as to include such code, statute, regulation, official interpretation, directive or enactment and each amendment, reenactment, reissuance or replacement thereof made at or before the time in question.

1.5	Headings, etc.

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.6	Number and Gender

In this Agreement, words in the singular (including defined terms) include the plural and vice versa (the necessary changes being made to fit the context) and words in one gender include all genders.

1.7	Accounting Principles

Where the character or amount of any asset, liability or indebtedness or item of income or expense is required to be determined, or any consolidation or combination or other accounting computation is required to be made for any purpose under this Agreement (including the contents of any certificate to be delivered hereunder), such determination, consolidation, combination or other accounting computation shall, unless the parties otherwise agree or the context otherwise requires, be made in accordance with GAAP and, with respect to the Ratios and other financial covenants herein contained (including, for greater certainty, those contemplated in Section 14.2), be made in accordance with GAAP as in effect on the date of, or at the end of the period covered by, the financial statements on the basis of which such Ratios and other financial covenants are computed; provided however that if there occurs after the date of this Agreement any change in GAAP that affects in any material respect the calculations of any such Ratios and other financial

CREDIT AGREEMENT – PAGE 4

covenants, the Finance Parties and the Cdn Borrower shall use commercially reasonable efforts to negotiate in good faith amendments to the provisions of this Agreement that relate to the calculation of any such Ratio(s) and other financial covenants with the intent of having the respective positions of the Finance Parties and the Cdn Borrower after such change in GAAP conform as nearly as possible to their respective positions as at the date of this Agreement; and provided further that, until so amended, (i) all such Ratios and other financial covenants shall continue to be calculated in accordance with GAAP prior to such change therein (and as if no such change in GAAP has occurred) and (ii) the Cdn Borrower shall provide to the Agent and the Lenders financial statements and other documents required under this Agreement or as reasonably requested hereunder setting forth a reconciliation between calculations of such Ratios and other financial covenants made before and after giving effect to such change in GAAP; it being agreed that (x) the Cdn Borrower shall not be required to pay any fees (whether work fees, amendment fees or other similar fees) to any Finance Party in connection with or in respect of any such amendment, and (y) for greater certainty, for all purposes of this Section 1.7, an “amendment” means any amendment which is strictly limited to the provisions relating to the calculation of any such Ratio(s) or other financial covenants and shall not in any way include any amendment purporting to encompass or constitute a waiver of any Default under any such Ratio(s) or other financial covenants or to modify the required maintenance level of any such Ratio(s) or other financial covenants as intended by the parties as at the date of this Agreement.

For the purposes of computing the Ratios and other financial covenants herein contained (including, for greater certainty, those contemplated in Section 14.2), such Ratios and financial covenants shall be determined and calculated, with respect to any relevant period, on a Pro Forma Basis,

1.8	Amendment and Restatement of this Agreement

If the Revolving Facilities are terminated in accordance with Section 2.5.1, upon request of the Co-Lead Arrangers, the parties hereto agree to amend and restate this Agreement and the Operative Documents as soon as reasonably practicable solely to eliminate all references to the Revolving Facilities (and the Cdn Swingline Facility and US Swingline Facility).

ARTICLE 2

THE CREDIT FACILITIES

2.1	Grant of Revolving Facilities

2.1.1	Each Cdn Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Cdn Revolving Commitment of such Cdn Lender. As of the date of this Agreement, the amount of the Cdn Revolving Commitment of each Cdn Lender is as set forth beside its name in Schedule “A” hereto under the heading “Cdn Revolving Commitment”.

2.1.2	Each US Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the US

CREDIT AGREEMENT – PAGE 5

Borrower an amount of up to but not exceeding, in the aggregate, the US Revolving Commitment of such US Lender. As of the date of this Agreement, the amount of the US Revolving Commitment is nil.

2.2	Swingline Facilities

2.2.1	The Cdn Swingline Lender hereby establishes in favour of the Cdn Borrower the Cdn Swingline Facility which shall be available up to an amount equal to the Cdn Swingline Commitment Amount.

2.2.2	The US Swingline Lender hereby establishes in favour of the US Borrower the US Swingline Facility which shall be available up to an amount equal to the US Swingline Commitment Amount.

2.3	Grant of Term Credit Facilities

2.3.1	Each Term Loan A Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Term Loan A Commitment of such Term Loan A Lender. As of the date of this Agreement, the amount of the Term Loan A Commitment of each Term Loan A Lender is as set forth beside its name in Schedule “A” hereto under the heading “Term Loan A Commitment”.

2.3.2	Each Term Loan B Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Term Loan B Commitment of such Term Loan B Lender. As of the date of this Agreement, the amount of the Term Loan B Commitment of each Term Loan B Lender is as set forth beside its name in Schedule “A” hereto under the heading “Term Loan B Commitment”.

2.3.3	Each Term Loan C Lender, severally and neither jointly nor solidarily, agrees, upon the terms and subject to the conditions of this Agreement, to lend to the Cdn Borrower an amount of up to but not exceeding, in the aggregate, the Term Loan C Commitment of such Term Loan C Lender. As of the date of this Agreement, the amount of the Term Loan C Commitment of each Term Loan C Lender is as set forth beside its name in Schedule “A” hereto under the heading “Term Loan C Commitment”.

2.4	Purpose of Credit Facilities

2.4.1

All Advances under the Term Loan Credit Facilities shall be used exclusively for the following purposes: (i) payment to the UK Target Shareholders of the consideration for the UK Target Shares pursuant to the Scheme or Offer and the Squeeze-Out, as applicable; (ii) payment to the holders of any options or awards over any UK Target Shares of any cash payments in connection with the cancellation or surrender of such options or awards (or paying compensation (if any) in relation to any such options or

CREDIT AGREEMENT – PAGE 6

awards); (iii) payment of the UK Acquisition Costs; and (iv) refinancing Indebtedness of the UK Target Group to third parties which is outstanding as at the date of first Advance of the Credit Facilities (including, without limitation, any break funding costs and any other costs, fees and expenses (and any Taxes thereon) payable in connection with such refinancing).

2.4.2	All Advances under the Revolving Facilities shall be used exclusively for the purposes of (i) financing the purposes specified in Section 2.4.1; and (ii) general corporate purposes of the Restricted Group, including Capital Expenditures, Permitted Acquisitions and Contract Costs of Customer Contracts, provided that (i) the Cdn Revolving Facility (or, if the Cdn Revolving Facility is cancelled in accordance with Section 2.5.1, the revolving facilities under the Existing Revolving Credit Agreement), shall not be used for purposes specified in clauses (i) through (iv) of Section 2.4.1 until the Term Loan Credit Facilities have been drawn in full (and only after having drawn the Term Loan Credit Facilities in full (without cancellation of any Commitment under any Term Loan Credit Facility after the date of this Agreement)); and (ii) notwithstanding anything herein or in any other Operative Document to the contrary the Cdn Borrower may not cancel the Commitment in respect of any Term Loan Credit Facility in whole or in part prior to the closing of the UK Target Acquisition (or the expiry or abandonment of the UK Target Acquisition).

2.5	Backstop Nature of Revolving Facilty

2.5.1	Forthwith upon announcement of its intention to make the UK Target Acquisition, the Cdn Borrower hereby agrees to request the consent of the lenders under its Existing Revolving Credit Agreement to the Required Amendments. The Cdn Borrower hereby agrees to use commercially reasonable efforts to obtain the Required Amendments as soon as reasonably practicable after announcement of its intention to make the UK Target Acquisition. The Revolving Facilities and the Revolving Commitments (including, for greater certainty, the Cdn Swingline Facility and the US Swingline Facility) shall be automatically and permanently cancelled on the date that the Cdn Borrower shall have received approval of the requisite lenders under the Existing Revolving Credit Agreement for the Required Amendments and the Existing Revolving Credit Agreement (as thereby amended) is in full force and effect.

2.6	Facility Limit

2.6.1	As of the date of this Agreement, the amount of the Cdn Revolving Facility is Cdn$1,500,000,000. Except for temporary excesses arising from the Administrative Agent’s allocation of BA’s in accordance with subsection 4.2.2 and except as hereinafter contemplated in subsection 2.6.6 in respect of the Cdn Swingline Lender, the Cdn Revolving Loan of each Cdn Lender shall not exceed its Cdn Revolving Commitment.

2.6.2	As of the date of this Agreement, the amount of the US Revolving Facility is Cdn$0. Except as hereinafter contemplated in subsection 2.6.6 in respect of the US Swingline Lender, the US Revolving Loan of each US Lender shall not exceed its US Revolving Commitment.

CREDIT AGREEMENT – PAGE 7

2.6.3	As of the date of this Agreement, the amount of (i) the Term Loan A Credit Facility is £625,000,000; (ii) the Term Loan B Credit Facility is £310,000,000; and (iii) the Term Loan C Credit Facility is £310,000,000. The outstanding Term Loans under the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, as applicable, of each Term Loan Lender shall not exceed its Term Loan A Commitment, Term Loan B Commitment or Term Loan C Commitment, respectively.

2.6.4	The Cdn Borrower acknowledges that, as of the date of this Agreement, the aggregate maximum amount available to it under the Cdn Revolving Facility and the Cdn Swingline Facility is limited to Cdn$1,500,000,000 and that the Cdn Swingline Facility is being made available to it by the Cdn Swingline Lender as part of the Cdn Revolving Facility. Consequently, any Loan under the Cdn Swingline Facility shall reduce, by an equal amount, the amount available under the Cdn Revolving Facility and shall reduce the amount available under the Cdn Swingline Commitment Amount and any repayment of any Loan under the Cdn Swingline Facility shall increase, by an equal amount, the amount available under the Cdn Revolving Facility and shall increase the amount available under the Cdn Swingline Commitment Amount.

2.6.5	The US Borrower acknowledges that, as of the date of this Agreement, the aggregate maximum amount available to it under the US Revolving Facility and the US Swingline Facility is limited to Cdn$0 and that the US Swingline Facility is being made available to it by the US Swingline Lender as part of the US Revolving Facility. Consequently, any Loan under the US Swingline Facility shall reduce, by an equal amount, the amount available under the US Revolving Facility and shall reduce the amount available under the US Swingline Commitment Amount and any repayment of any Loan under the US Swingline Facility shall increase, by an equal amount, the amount available under the US Revolving Facility and shall increase the amount available under the US Swingline Commitment Amount.

2.6.6	Provided no Default has occurred and is continuing, each Swingline Lender, as a Lender under the applicable Revolving Facility, hereby agrees to make available to the applicable Borrower its Rateable Share of any Advance requested by such applicable Borrower or to be made under the applicable Revolving Facility in accordance with this Agreement, even though the making of such Advance may result in the amount of the applicable Revolving Loan of such Swingline Lender exceeding the applicable Revolving Commitment of such Swingline Lender, if and only if the undrawn amount remaining available under the applicable Revolving Facility is equal to or greater than the Loan under the applicable Swingline Facility.

2.6.7	The Borrowers covenant and agree that the total outstanding amount of all Advances under the Cdn Revolving Facility, the Cdn Swingline Facility, the US Revolving Facility and the US Swingline Facility, at any time, shall never exceed the sum of the Cdn Revolving Commitment and the US Revolving Commitment, as at such time; the Administrative Agent and the Swingline

CREDIT AGREEMENT – PAGE 8

Lenders having no obligation whatsoever to monitor, in any way, the foregoing undertaking.

2.6.8	The Borrowers covenant and agree that the total outstanding amount of all Advances under the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, respectively, at any time, shall never exceed the Term Loan A Commitments, the Term Loan B Commitments and the Term Loan C Commitments, respectively, as at such time; the Administrative Agent having no obligation whatsoever to monitor, in any way, the foregoing undertaking.

2.6.9	Where under any of the terms hereof, a Revolving Facility or a Term Loan Credit Facility is cancelled, reduced or terminated (other than as a result of adjustments in the Revolving Facilities pursuant to Section 2.17), same may not subsequently be increased, any such cancellation, reduction or termination thereof being permanent. Unless otherwise expressly provided under the terms hereof (including under Sections 2.17 and 2.20), any reduction of a Revolving Facility or a Term Loan Credit Facility shall be apportioned as among the applicable Commitments of the applicable Lenders under that Credit Facility on a Rateable Share basis of that Credit Facility.

2.7	Revolving/Term Nature and Availability

2.7.1	During the Revolving Period, each Revolving Facility is available on a revolving basis such that, subject to all the terms and conditions of this Agreement, the applicable Borrower may reborrow the whole or any part of any Advance previously repaid to the extent of, in the case of an Advance under the Cdn Revolving Facility, the then Available Cdn Revolving Facility and, in the case of an Advance under the US Revolving Facility, the then Available US Revolving Facility.

2.7.2	During the Revolving Period, each Swingline Facility is available on a revolving basis such that subject to all the terms and conditions of this Agreement, the applicable Borrower may reborrow the whole or any part of any Advance previously repaid to the extent of, in the case of an Advance under the Cdn Swingline Facility, the then Available Cdn Swingline Facility and in the case of an Advance under the US Swingline Facility, the then Available US Swingline Facility.

2.7.3	The Cdn Revolving Facility is available (i) in Canadian Dollars, by way of Prime Rate Loans or the issuance of BA’s, (ii) in US Dollars, by way of US Base Rate Loans or Libor Loans, (iii) in Sterling and Euros, by way of Libor Loans, and (iv) by way of the issuance of LCs denominated in Canadian Dollars, US Dollars, Sterling, Euros and other Agreed Foreign Currencies.

2.7.4	The US Revolving Facility is available (i) in US Dollars, by way of US Prime Rate Loans or Libor Loans, (ii) in Sterling and Euros, by way of Libor Loans,

CREDIT AGREEMENT – PAGE 9

and (iii) by way of the issuance of LCs denominated in US Dollars, Sterling, Euros and other Agreed Foreign Currencies.

2.7.5	The Cdn Swingline Facility is available (i) in Canadian Dollars by way of Prime Rate Loans, and (ii) in US Dollars, by way of US Base Rate Loans.

2.7.6	The US Swingline Facility is available in US Dollars by way of US Prime Rate Loans.

2.7.7	Each Term Loan Credit Facility is available (i) in Canadian Dollars, by way of Prime Rate Loans or the issuance of BA’s, (ii) in US Dollars, by way of US Base Rate Loans or Libor Loans, (iii) in Sterling and Euros, by way of Libor Loans.

2.7.8	Each Term Loan Credit Facility shall be available in multiple drawings to be made on or before the date that is not later than 60 days after the expiry of the Certain Funds Period and any unused amount of the Commitment under each Term Loan Credit Facility shall be automatically permanently cancelled as at the close of business on such date. The Term Loan Credit Facilities shall not revolve and any amount that is repaid or prepaid under a Term Loan Credit Facility may not be reborrowed and shall permanently reduce the applicable Term Loan Commitments (and each applicable Lender’s Term Loan Commitment ratably). Prior to the initial Advance under any Term Loan Credit Facility, the Cdn Borrower shall make arrangements satisfactory to the Co-Lead Arrangers for the repayment of any existing indebtedness of UK Target that is required by its terms to be repaid as a result of the closing of the UK Target Acquisition or otherwise could reasonably be expected to result in a default or event of default under any material indebtedness of the Cdn Borrower or any of its Subsidiaries as a result of the closing of the UK Target Acquisition.

2.8	Borrowing Procedures under Revolving Facilities

2.8.1	In order to obtain a Drawdown under the Cdn Revolving Facility or the Term Loan Credit Facilities, the Cdn Borrower must, and in order to obtain a Drawdown under the US Revolving Facility, the US Borrower must, deliver to the Administrative Agent a Draw Request by the times and stipulating the information specified hereunder. Once delivered, no Draw Request may subsequently be revoked or withdrawn by the Borrowers.

2.8.2	The proceeds of each Drawdown by way of Direct Advance requested by way of Draw Request shall, to the extent received by the Administrative Agent from the Lenders of the applicable Credit Facility under which such Drawdown is requested, or, to the extent not so received, at the Administrative Agent’s sole and unfettered discretion as per Section 2.20, be disbursed by the Administrative Agent on the Drawdown Date by bank transfer to the credit of the applicable Borrower’s Account.

CREDIT AGREEMENT – PAGE 10

2.8.3	With respect to each Drawdown by way of the issuance of BAs, the BA Proceeds relating to such BAs shall, to the extent received by the Administrative Agent from the applicable Lenders, or, to the extent not so received, at the Administrative Agent’s sole and unfettered discretion as per Section 2.22, be disbursed by the Administrative Agent on the Drawdown Date by bank transfer to the credit of the Borrower’s Account of the Cdn Borrower.

2.8.4	With respect to each Drawdown by way of the issuance of an LC, the relevant LC Issuing Lender shall disburse such Drawdown by delivering on the Drawdown Date the requested LC to the Borrower that requested same or to the Person designated by such Borrower.

2.8.5	Where prior to crediting such funds to the appropriate Borrower’s Account as provided above, the Administrative Agent receives from the Borrower that requested such Drawdown, in form and substance satisfactory to the Administrative Agent, an unconditional and irrevocable direction of payment instructing the Administrative Agent as to how to dispose of such funds (including by way of wire transfer of funds), or alternatively, a particular Draw Request provides such a direction of payment, the Administrative Agent shall credit such funds to the appropriate Borrower’s Account as provided above and immediately thereafter shall comply with such direction of payment and for all purposes of this Agreement, such funds, irrevocably and conclusively, shall be deemed to have been disbursed to such Borrower, if they are disposed of in the manner contemplated in any such direction of payment.

2.9	Borrowing Procedures under the Swingline Facilities

2.9.1	Drawdown under each Swingline Facility may be obtained by the applicable Borrower by way of overdrafts on any of such Borrower’s Operating Accounts. Any cheque or payment instruction or debit authorization from the applicable Borrower and resulting in an overdraft in such Borrower’s Operating Account will be deemed to be a request for a Swingline Loan in an amount that is sufficient to cover such overdraft.

2.9.2	Any overdraft created, in each case, by the applicable Swingline Lender as hereinabove provided in the applicable Borrower’s Operating Account shall be a Prime Rate Loan, a US Base Rate Loan or a US Prime Rate Loan, as the case may be.

2.9.3

If (i) any Swingline Loan shall be outstanding on the last Business Day of any week, (ii) any Swingline Loan is or will be outstanding on a date when any Borrower requests that a Revolving Loan be made, (iii) the aggregate outstanding principal amount of the Cdn Swingline Loan or the US Swingline Loan, as the case may be, shall exceed at any time the then existing Cdn Swingline Commitment Amount or the US Swingline Commitment Amount, as the case may be, or (iv) any Default shall occur and be continuing, then the applicable Swingline Lender (by request to the Administrative Agent) may require each applicable Lender (other than the applicable Swingline Lender)

CREDIT AGREEMENT – PAGE 11

and each such Lender irrevocably agrees, at the request of the Administrative Agent, to make a Revolving Loan (which shall initially be funded as a Prime Rate Loan, a US Base Rate Loan or a US Prime Rate Loan, as the case may be) in an amount equal to such Lender’s applicable Rateable Share of the aggregate principal amount of such Swingline Loan then outstanding (such outstanding Swingline Loan hereinafter referred to as the “Refunded Swingline Loans”). On or before 1:00 P.M. (Montréal time) on the Business Day on which each such Lender shall receive a request from the Administrative Agent to make Revolving Loans as provided in the preceding sentence, each applicable Lender shall wire transfer to an account specified by the Administrative Agent the amount so requested in same day funds and such funds shall be applied by the applicable Swingline Lender to repay the Refunded Swingline Loan. At the time the applicable Lenders make the above referenced Revolving Loans, the applicable Swingline Lender shall be deemed to have made, in consideration of the making of the Refunded Swingline Loan, a Revolving Loan in an amount equal to the applicable Swingline Lender’s applicable Rateable Share of the aggregate principal amount of the Refunded Swingline Loan.

2.9.4	Upon the making (or deemed making, in the case of the applicable Swingline Lender) of any Revolving Loan pursuant to subsection 2.7.3, the amount so funded shall become an outstanding applicable Revolving Loan and shall no longer be owed as a Swingline Loan. All interest payable with respect to any Revolving Loans made (or deemed made, in the case of the applicable Swingline Lender) pursuant to subsection 2.7.3 shall be appropriately adjusted to reflect the period of time during which the applicable Swingline Lender had an outstanding Swingline Loan in respect of which such Revolving Loans were made. Each Lender’s obligation to make the Revolving Loans referred to in subsection 2.7.3 shall be unconditional and irrevocable and shall not be affected by any circumstance, including (i) any set-off, counterclaim, recoupment, defense or other right which such Lender may have against the applicable Swingline Lender, any Borrower or any Person for any reason whatsoever, (ii) the occurrence or continuance of any Default, (iii) any adverse change in the condition (financial or otherwise) of any Restricted Credit Party, (iv) the acceleration or maturity of any Obligations or the termination of any Commitment after the making of any Swingline Loan, (v) any breach of any Operative Document by any Person, or (vi) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing.

2.10	Voluntary Cancellation or Reduction of the Facilities

2.10.1

At any time during the Revolving Period, the Cdn Borrower may voluntarily cancel or reduce the Cdn Revolving Facility or the Cdn Swingline Facility and the US Borrower may voluntarily cancel or reduce the US Revolving Facility or the US Swingline Facility, in each case, in whole or in part, in minimum amounts of Cdn$5,000,000 and in whole multiples of Cdn$1,000,000. At any time from and after the date of this Agreement, the Cdn Borrower may voluntarily cancel or reduce any Term Loan Credit Facility, in each case, in

CREDIT AGREEMENT – PAGE 12

whole or in part, in minimum amounts of £10,000,000 and in whole multiples of £1,000,000.

2.10.2	Prior to the effective date of any cancellation or reduction the Cdn Borrower or the US Borrower, as the case may be, shall deliver to the Administrative Agent a Reduction Notice. Where any such voluntary reduction results in a repayment of the whole or any part of any Loans, then the Cdn Borrower or the US Borrower, as the case may be, shall attach to the aforesaid notice a Repayment Notice.

2.10.3	Where the Cdn Borrower requests a cancellation of the whole of any Credit Facility, then, on the effective date of such cancellation, the Cdn Borrower shall repay the entire amount of the applicable Loans (including the Cdn Swingline Loan in the case of a cancellation of the Cdn. Revolving Facility) outstanding on such date including any Stand-By Fee and interest accrued and unpaid as at such date as well as any losses and expenses incurred or suffered by any Lender or the Administrative Agent as a result of such cancellation.

2.10.4	Where the US Borrower requests a cancellation of the whole of the US Revolving Facility, then, on the effective date of such cancellation, the US Borrower shall repay the entire amount of the US Revolving Loans and the US Swingline Loan outstanding on such date including any Stand-By Fee (as pertains to the US Revolving Facility) and interest accrued and unpaid as at such date as well as any losses and expenses incurred or suffered by any US Lender or the Administrative Agent as a result of such cancellation.

2.10.5	Any Reduction Notice shall be delivered to the Administrative Agent at least five (5) Business Days prior to the effective date of the relevant reduction provided that where such reduction results in a repayment of the whole or any part of the Libor Loans, then the Reduction Notice shall be delivered at least five (5) Banking Days prior to the effective date of such reduction. Once delivered, no Reduction Notice may be revoked or withdrawn by the Borrowers.

2.10.6	Unless under the provisions of this Agreement a reduction applies specifically to one of the Revolving Facilities, the Borrowers may, in the relevant Reduction Notice, specify to which of the Revolving Facilities such reduction applies or in which proportion it applies between the Cdn Revolving Facility and the US Revolving Facility.

2.11	Repayment of Entire Loans

2.11.1	The Cdn Borrower hereby binds and obliges itself to repay on the last day of the Revolving Period the entire amount of the Cdn Revolving Loans and the Cdn Swingline Loan outstanding on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

CREDIT AGREEMENT – PAGE 13

2.11.2	The US Borrower hereby binds and obliges itself to repay on the last day of the Revolving Period the entire amount of the US Revolving Loans and the US Swingline Loan outstanding on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.11.3	The Cdn Borrower hereby binds and obliges itself to repay on the Term Loan A Maturity Date the entire amount of Loans outstanding under the Term Loan A Credit Facility on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.11.4	The Cdn Borrower hereby binds and obliges itself to repay on the Term Loan B Maturity Date the entire amount of the Loans outstanding under the Term Loan B Credit Facility on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.11.5	The Cdn Borrower hereby binds and obliges itself to repay on the Term Loan C Maturity Date the entire amount of the Loans outstanding under the Term Loan C Credit Facility on such date in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories.

2.12	Compulsory Repayment of Excess Loans

2.12.1	Where under any circumstances, including any voluntary reduction of the Cdn Revolving Facility (including any reduction of the Cdn Revolving Facility resulting from an adjustment to the Revolving Facilities pursuant to Section 2.15) but excluding as a result solely of Exchange Rate fluctuations, the sum of the Cdn Revolving Loans and the Cdn Swingline Loan exceeds the Cdn Revolving Facility, then the Cdn Borrower shall forthwith repay such portion of the Cdn Revolving Loans as will reduce such excess to nil.

2.12.2	Where under any circumstances, including any voluntary reduction of the US Revolving Facility (including any reduction of the US Revolving Facility resulting from an adjustment to the Revolving Facilities pursuant to Section 2.15) but excluding as a result solely of Exchange Rate fluctuations, the sum of the US Revolving Loans and the US Swingline Loan exceeds the US Revolving Facility, then the US Borrower shall forthwith repay such portion of the US Revolving Loans as will reduce such excess to nil.

2.12.3	Where under any circumstances, including any voluntary reduction of a Term Loan Credit Facility but excluding as a result solely of Exchange Rate fluctuations, the Loans outstanding under a Term Loan Credit Facility exceeds the applicable Commitment in respect of such Term Loan Credit Facility, then the Cdn Borrower shall forthwith repay such portion of the applicable Loans as will reduce such excess to nil.

2.12.4	Concurrently with any repayment under this Section, the Cdn Borrower or the US Borrower, as the case may be, shall pay any losses and expenses incurred

CREDIT AGREEMENT – PAGE 14

or suffered by any Lender or the Administrative Agent as a result of such repayment, to the extent provided for in this Agreement;

2.12.5	Concurrently with any such repayment, the Cdn Borrower or the US Borrower, as the case may be, shall issue a Repayment Notice.

2.13	Compulsory Repayment of Loans as a Result of Exchange Rate Fluctuations

2.13.1	Where the Administrative Agent determines that as a consequence of fluctuations in the Exchange Rate, (i) the sum of the Cdn Revolving Loans and the Cdn Swingline Loan exceeds by more than 5% the Cdn Revolving Facility, (ii) the sum of the US Revolving Loans and the US Swingline Loan exceeds by more than 5% the US Revolving Facility, or (iii) the sum of the Cdn Revolving Loans, the Cdn Swingline Loan, the US Revolving Loans and the US Swingline Loan exceeds the aggregate amount of the Revolving Facilities, the Administrative Agent may deliver to the Cdn Borrower or the US Borrower, as the case may be, a written notice requiring the Cdn Borrower or the US Borrower, as the case may be, to repay such portion of the Cdn Revolving Loans or the US Revolving Loans, as the case may be, as will reduce such excess to nil.

2.13.2	Where the Administrative Agent determines that as a consequence of fluctuations in the Exchange Rate, the Loans outstanding under a Term Loan Credit Facility exceeds by more than 3% the applicable Commitment under such Term Loan Credit Facility, the Administrative Agent may deliver to the Cdn Borrower a written notice requiring the Cdn Borrower to repay such portion of the applicable Loans as will reduce such excess to nil.

2.13.3	The Cdn Borrower and the US Borrower hereby bind and oblige themselves to repay within three (3) Business Days of receipt of such request such portion of the relevant Cdn Revolving Loans (in the case of the Cdn Borrower), the US Revolving Loans (in the case of the US Borrower), or the applicable Term Loans outstanding under the applicable Term Loan Credit Facility, as applicable, as will reduce such excess to nil. Concurrently with any such repayment, the Cdn Borrower or the US Borrower (as the case may be) shall issue a Repayment Notice.

2.14	Voluntary Repayment of Loans

2.14.1	At any time during the Revolving Period, the Cdn Borrower may voluntarily repay the whole or any part of the Cdn Revolving Loans or the Cdn Swingline Loan, and the US Borrower may voluntarily repay the whole or any part of the US Revolving Loans or the US Swingline Loan, in each case, in whole or in part, in minimum amounts of Cdn$5,000,000 and in whole multiples of Cdn$1,000,000.

2.14.2	At any time from and after the date of this Agreement, the Cdn Borrower may voluntarily repay the whole or any part of the Term Loans, in each case, in

CREDIT AGREEMENT – PAGE 15

whole or in part, in minimum amounts of £10,000,000 and in whole multiples of £1,000,000.

2.14.3	The Cdn Borrower or the US Borrower, as the case may be, shall issue a Repayment Notice prior to any such repayment of the Cdn Revolving Loans, the US Revolving Loans or Term Loans, as the case may be.

2.14.4	Where any such voluntary repayment relates to the whole or any part of the BA Liabilities or Libor Loans, then such repayment shall only be made on the Selected Maturity Date of the Selected Amounts proposed to be so repaid and the amount of such repayment shall be equal to the Selected Amounts proposed to be so repaid.

2.15	Repayment Notice

2.15.1	Unless otherwise specified or required hereunder, any Repayment Notice shall be delivered to the Administrative Agent at least:

2.15.1.1	one (1) Business Day prior to the date of the relevant repayment if such repayment relates only to Prime Rate Loans, US Base Rate Loans or US Prime Rate Loans;

2.15.1.2	three (3) Banking Days priors to the date of the relevant repayment if such repayment relates in whole or in part to Libor Loans; and

2.15.1.3	in all other cases, two (2) Business Days prior to the date of the relevant repayment.

Once	delivered, no Repayment Notice may be revoked or withdrawn by the Borrowers.

2.15.2	In the Repayment Notice, the Cdn Borrower or the US Borrower, as the case may be, may specify to which Types of Loans the repayment shall be imputed. In the event the Cdn Borrower or the US Borrower, as the case may be, fails to deliver a Repayment Notice or if the Repayment Notice is incomplete, then such repayment shall be applied in accordance with the provisions of Section 9.2.

2.16	Additional Borrowers

From and after the date of the first Advance of the Term Loan Credit Facilities, the Cdn Borrower may, upon giving not less than 15 days prior written notice to the Administrative Agent, designate (i) one or more of its Cdn Restricted Subsidiaries as an Additional Cdn Borrower under the Cdn Revolving Facility, or (ii) one or more of its US Restricted Subsidiaries as an Additional US Borrower under the US Revolving Facility, or (iii) one or more of its Foreign Restricted Subsidiaries as an Additional Foreign Borrower under the Cdn Revolving Facility or the US Revolving Facility, in each case by delivering to the Administrative Agent an Additional Borrower Accession Agreement executed by such Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower, as the case may be, the Restricted

CREDIT AGREEMENT – PAGE 16

Credit Parties and the Administrative Agent, together with an opinion of the Restricted Credit Parties’ Counsel in form and substance satisfactory to the Administrative Agent, and such other certificates, agreements, instruments and other documents as the Administrative Agent may reasonably request. Upon such delivery and subject to this Section 2.16, such Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower, as the case may be, shall for all purposes of this Agreement be a Borrower hereunder and a party to this Agreement.

In addition to the foregoing, the Cdn Borrower shall obtain the prior written consent of the Majority Lenders with respect to any Foreign Restricted Subsidiary it intends to designate as an Additional Foreign Borrower hereunder pursuant to the terms of this Section 2.16, which consent shall not be unreasonably withheld but shall be subject to the satisfaction of all relevant “know your client checks” as set out in Section 22.19 and to the negotiation and conclusion between the Cdn Borrower and the Administrative Agent, acting on the instructions of the Majority Lenders, of terms and conditions to be applicable to such Foreign Restricted Subsidiary in respect of its inclusion as a Borrower hereunder and its rights and obligations under the Operative Documents.

The Administrative Agent shall promptly send a copy of the written notice from the Cdn Borrower contemplated under the first paragraph of Section 2.16 in respect of an Additional Foreign Borrower to each relevant Lender. Each Lender may, to the extent that the funding of such Foreign Additional Borrower by such Lender would be prohibited under Applicable Law or contravene applicable Lender policy and by notice to the Administrative Agent, refuse to be a Lender to an Additional Foreign Borrower within three (3) Business Days from receipt of such notice from the Administrative Agent.

2.17	Reallocations amongst Revolving Facilities

2.17.1	From and after the date of the first Advance of the Term Loan Credit Facilities, the Cdn Borrower may, upon giving not less than 10 days prior written notice to the Administrative Agent (a “Facility Reallocation Request”), request that the amount of the Revolving Facilities be apportioned differently as between the Cdn Revolving Facility and the US Revolving Facility. A Facility Reallocation Request may request a change (increase or decrease) in each such component of the Revolving Facilities (including, for greater certainty, the Swingline Facilities) so long as (i) the aggregate Revolving Commitments determined after such reallocation is made would not exceed the amount of the aggregate Revolving Commitments in effect immediately before such reallocation is made, (ii) the Cdn Swingline Commitment Amount and the US Swingline Commitment Amount, respectively, determined after such reallocation is made would not exceed the Cdn Revolving Facility and the US Revolving Facility, respectively, determined after such reallocation is made, and (iii) the sum of the Cdn Swingline Commitment Amount and the US Swingline Commitment Amount determined after such reallocation is made would not exceed the Aggregate Swingline Commitment Amount. Any such Facility Reallocation Request shall not be delivered more than once during any fiscal quarter of the Cdn Borrower.

2.17.2	Promptly following receipt of a Facility Reallocation Request, the Administrative Agent shall notify each Lender and request each Lender to

CREDIT AGREEMENT – PAGE 17

approve the modifications requested therein. Each Lender may, subject to the provisions of the immediately following sentence of this subsection 2.17.2, elect to approve or refuse such Facility Reallocation Request by notice to the Administrative Agent to such effect. If a Lender or an Affiliate of such Lender is able to increase or assume a Revolving Commitment under a Revolving Facility so requested of such Lender pursuant to a Facility Reallocation Request in an amount that equals a reduction under the other Revolving Commitment of such Lender (or Affiliate thereof) pursuant to such Facility Reallocation Request without suffering any legal, regulatory or economic loss and expense, such Lender will not unreasonably withhold its approval of the Facility Reallocation Request. The Administrative Agent shall, promptly following receipt of such information, notify the Cdn Borrower of all Lenders which have approved such Facility Reallocation Request and those which have refused.

2.17.3	On or before the last Business Day of the fiscal quarter of the Cdn Borrower during which any Facility Reallocation Request is submitted to the Administrative Agent, the Cdn Borrower shall notify the Administrative Agent as to whether or not it wishes to modify the Revolving Commitments of the Lenders in accordance with the approvals and refusals of the Lenders to such Facility Reallocation Request. If the Cdn Borrower notifies the Administrative Agent that it does not wish to so modify the Revolving Commitments, then no such modification shall take place. If, however, the Cdn Borrower notifies the Administrative Agent that it wishes to so modify the Revolving Commitments, then the Administrative Agent shall promptly notify the Lenders of such fact and the Revolving Commitments of those Lenders which have consented to such Facility Reallocation Request shall be automatically modified as of the first Business Day of the fiscal quarter of the Cdn Borrower following the expiry of the 10-day notice period referred to in subsection 2.17.1 to the extent they have agreed to the changes requested and thereupon each component of the Revolving Facilities shall be modified accordingly and the Rateable Share of the respective Lenders in respect of the applicable Revolving Commitments and Revolving Loans shall be adjusted accordingly.

2.18	Extension of the Revolving Period

2.18.1	From and after the date of the first Advance of the Term Loan Credit Facilities, in any given year, or in any subsequent year if not requested in any such given year, the Borrowers may request that the Revolving Period be extended for a period of one (1) year pursuant to each such request (each such period to commence on the day immediately following the last day of the then current Revolving Period), by delivering to the Administrative Agent an Extension Request no earlier than 90 days and no later than 45 days prior to each anniversary of the date of this Agreement.

2.18.2

Upon receipt of an Extension Request, the Administrative Agent shall deliver a copy thereof to each Lender and no later than 30 days following the receipt thereof from the Administrative Agent, each such Lender shall inform the

CREDIT AGREEMENT – PAGE18

Administrative Agent of its decision to extend or not to extend the Revolving Period. The decision of a Lender to extend the Revolving Period is irrevocable. The failure by a Lender to inform the Administrative Agent of its decision within such period shall result in such Lender being deemed to have refused to extend its Revolving Period. Upon receipt by the Administrative Agent of the notices of acceptance or refusal (or deemed refusal) from the Lenders, the Administrative Agent shall promptly inform the Borrowers and the Lenders of the results.

2.18.3	If the aggregate amount of the Revolving Commitments of the Lenders that have agreed to extend the Revolving Period represents 662/3% or less of the Revolving Facilities, then the then current Revolving Period shall not be extended and shall expire in accordance with its terms unless subsequently extended in accordance with this Section 2.16.

2.18.4	If the aggregate amount of the Revolving Commitments of the Lenders that have agreed to extend the Revolving Period represents more than 662/3% of the Revolving Facilities, then, with respect to each Dissenting Lender, the Borrowers shall have the right, within one (1) year of the date on which the Extension Request is delivered to the Administrative Agent pursuant to Section 2.18.1, and at their sole expense and effort and upon notice to such Dissenting Lender and the Administrative Agent, to replace such Dissenting Lender as contemplated in Section 2.19 or cancel its Revolving Commitment as contemplated in Section 2.20, provided, however, that no Default has occurred and is continuing on the effective date of such replacement or cancellation, as the case may be.

2.18.5	If, within one (1) year of the date on which the Extension Request is delivered to the Administrative Agent pursuant to Section 2.18.1, the Borrowers have replaced all Dissenting Lenders as contemplated in Section 2.19 or cancelled their respective Revolving Commitments as contemplated in Section 2.20, then the Revolving Period shall be extended as hereinabove mentioned.

2.18.6	If, within one (1) year of the date on which the Extension Request is delivered to the Administrative Agent pursuant to Section 2.18.1, the Borrowers have not replaced all Dissenting Lenders as contemplated in Section 2.19 or cancelled their respective Revolving Commitments as contemplated in Section 2.20, then the then current Revolving Period shall not be extended and shall expire in accordance with its terms unless subsequently extended in accordance with this Section 2.18.

2.19	Replacement of Dissenting Lenders

With respect to each Dissenting Lender that the Borrowers desire to replace, and provided there does not then exist any Default:

2.19.1	the Borrowers shall initially be required to ask each Lender who has agreed to extend its Revolving Period, through the Administrative Agent, if it desires to

CREDIT AGREEMENT – PAGE 19

have the Loan or any portion thereof of such Dissenting Lender Assigned to it and to assume the corresponding portion of the Revolving Commitment of such Dissenting Lender. If more than one Lender shall accept the foregoing offer, in whole or in part, then any such Assignment of the Loan or any portion thereof of such Dissenting Lender and any such assumption of the corresponding portion of the Revolving Commitment of such Dissenting Lender shall be allocated on a Rateable Share basis;

2.19.2	in the event that no such Lender informs the Administrative Agent within ten (10) Business Days of such request of the Borrowers of its intention to proceed with such an Assignment and assumption or in the event that the aggregate amount of the Loan and the Revolving Commitment that the Lenders desire to have Assigned to them is less than the amount of the Loan and the Revolving Commitment of such Dissenting Lender, the Borrowers may request that such portion of the Loan and the Revolving Commitment of such Dissenting Lender be Assigned to one or more financial institutions, the whole in accordance with Section 22.5; provided, however, that the Borrowers shall pay to the Administrative Agent the fees contemplated in paragraph 22.5.1.4.

2.20	Cancellation of the Revolving Commitments of Dissenting Lenders

With respect to each Dissenting Lender whose Revolving Commitment the Borrowers desire to cancel, the Borrowers shall so notify in writing the Administrative Agent and such Dissenting Lender five (5) Business Days prior to the effective date of such cancellation. On the effective date of such cancellation, the Revolving Commitment of such Dissenting Lender shall be cancelled and the Borrowers shall repay the entire amount of the Revolving Loan of such Dissenting Lender.

2.21	Accordion Feature

2.21.1	At any time from and after the date of the first Advance of the Term Loan Credit Facilities and provided that no Default has occurred and is continuing, the Borrowers may, by notice to the Administrative Agent, request that on the terms and subject to the conditions contained in this Agreement, the Lenders or New Lenders provide up to an aggregate amount of Cdn$750,000,000 in additional loan commitments consisting, at Borrowers’ option, of either Cdn Revolving Commitments or US Revolving Commitments (the “Additional Revolving Commitments”) or a combination thereof; provided, however, that any request for an increase shall be in a minimum amount of Cdn$50,000,000;

2.21.2

Upon receipt of such notice, the Administrative Agent shall use commercially reasonable efforts to arrange for the Lenders to provide such Additional Revolving Commitments, provided that the Administrative Agent will first offer each of the Lenders that then has a Revolving Commitment under the Revolving Facilities a pro rata portion (based upon the applicable Revolving Facility, at such time) of any such Additional Revolving Commitments. Nothing contained in this Section or otherwise in this Agreement is intended to

CREDIT AGREEMENT – PAGE 20

commit any Lender or any Agent to provide any portion of any such Additional Revolving Commitments.

2.21.3	To the extent that any Lenders or New Lenders agree, in their sole discretion, to provide any Additional Revolving Commitments, (i) the applicable Revolving Facilities and the applicable Revolving Commitments shall be increased by the amount of the Additional Revolving Commitments agreed to be so provided, (ii) at such time and in such manner as the Borrowers and the Administrative Agent shall agree, the Lenders shall assign and assume outstanding applicable Revolving Loans held by each Lender to conform to the respective percentages of the applicable Revolving Commitments of the Lenders, and (iii) the Borrowers shall execute and deliver any amendments, supplements or modifications to any Operative Document as the Administrative Agent may reasonably request.

2.22	Temporary Advances by Administrative Agent

2.22.1	Unless the Administrative Agent shall have received a written notice from any given Lender by 5:00 P.M. (Montréal time) on the Business Day prior to any Drawdown Date, or is otherwise informed prior to making any Drawdown proceeds available to the relevant Borrower as contemplated in subsections 2.8.2 and 2.8.3, that such Lender will not make such proceeds available to the Administrative Agent, the Administrative Agent may assume that such Lender shall make such proceeds available on the relevant Drawdown Date in accordance with the applicable provisions of this Agreement, and the Administrative Agent may, in reliance upon such assumption but at its sole and unfettered discretion, make available to the relevant Borrower, on such Drawdown Date, the Rateable Share (as pertains to the relevant Facility) of such Lender of such proceeds.

2.22.2

If the relevant Lender does not make its Rateable Share of such proceeds available to the Administrative Agent and the Administrative Agent does make available to the relevant Borrower such Lender’s Rateable Share of such proceeds, such Lender shall pay its Rateable Share of such proceeds to the Administrative Agent on demand, together with interest thereon, for each day from and including the date such Rateable Share is made available by the Administrative Agent to the relevant Borrower to but excluding the date of repayment to the Administrative Agent, at a fluctuating rate per annum equal to the higher of the interbank rate for overnight funds or the rate charged to the Administrative Agent by its correspondent, plus 0.25%. A certificate of the Administrative Agent submitted to any such Lender with respect to any amount owing under this subsection 2.20.2 shall be conclusive, absent manifest error. If such amount and interest thereon is so made available to the Administrative Agent, such payment to the Administrative Agent by such Lender shall constitute such Lender’s Advance on the Drawdown Date for all purposes of this Agreement. If such amount is not so made available to the Administrative Agent, then the Administrative Agent shall notify the relevant Borrower of such failure and, without in any way affecting or otherwise

CREDIT AGREEMENT – PAGE 21

diminishing the obligation of such Lender to pay such amount to the Administrative Agent on demand, on the third Business Day following the Drawdown Date, the relevant Borrower shall pay to the Administrative Agent such Rateable Share together with interest thereon for each day that the relevant Borrower had the use of such Rateable Share of the requested Advance at an annual rate applicable to such Advance computed and payable in the manner herein contemplated. A certificate of the Administrative Agent submitted to such Borrower with respect to any amount owing under this subsection shall be prima facie evidence thereof, absent manifest error.

ARTICLE 3

PRIME, US PRIME AND US BASE RATE LOANS

3.1	Request for Prime Rate Loans, US Prime Rate Loans or US Base Rate Loans

Any Draw Request or Conversion Request pursuant to which an Advance or conversion or rollover thereof is requested by way of Prime Rate Loan, US Base Rate Loan or US Prime Rate Loan shall be delivered at the latest by 1:00 P.M. (Montréal time) on the Business Day immediately preceding the proposed Borrowing Date and shall specify the following information:

3.1.1	the proposed Borrowing Date which must be a Business Day;

3.1.2	the principal amount requested to be Advanced; and

3.1.3	under which of the Facilities the Advance is requested.

3.2	Apportionment among the Lenders

The aggregate principal amount of any Advance requested under Section 3.1 shall be apportioned among the Lenders on a Rateable Share basis of the relevant Facility.

3.3	Interest on Prime Rate Basis

The Cdn Borrower shall pay each applicable Lender interest on such Lender’s Prime Rate Loan at an annual rate applicable for each day during which such Loan is outstanding equal to the Prime Rate at the close of business on each such day plus the Relevant Margin applicable on each such day.

3.4	Interest on US Base Rate Basis

The Cdn Borrower shall pay each applicable Lender interest on such Lender’s US Base Rate Loan at an annual rate applicable for each day during which such Loan is outstanding equal to the US Base Rate at the close of business on each such day plus the Relevant Margin applicable on each such day.

CREDIT AGREEMENT – PAGE 22

3.5	Interest on US Prime Rate Basis

The US Borrower shall pay each US Lender interest on such Lender’s US Prime Rate Loan at an annual rate applicable for each day during which such Loan is outstanding equal to the US Prime Rate at the close of business on each such day plus the Relevant Margin applicable on each such day.

3.6	Computation of Interest

3.6.1	Interest in respect of the Prime Rate Loans shall be computed on the basis of a 365 day year for the actual number of days elapsed;

3.6.2	interest in respect of the US Base Rate Loans shall be computed on the basis of (i) a 365 day year for the actual days elapsed during any period when the US Base Rate is calculated using the Administrative Agent’s US Base Rate and (ii) a 360 day year for the actual number of days elapsed during any period when the US Base Rate is calculated using the Federal Funds Effective Rate;

3.6.3	interest in respect of the US Prime Rate Loans shall be computed on the basis of a 360 day year for the actual number of days elapsed; and

3.6.4	interest payable on each Loan is calculated upon the daily outstanding balance of such Loan from and including the date it is advanced until, but excluding, the date it is repaid in full.

3.7	Payment of Interest

Interest is payable in arrears on the applicable Interest Payment Date, with interest on all overdue interest at the rate applicable to principal during the period in which it remains unpaid plus, to the extent permitted by Applicable Law, 2% per annum, computed daily, compounded monthly on the applicable Interest Payment Date, such overdue interest being payable upon the demand of the Administrative Agent. Interest payable on the Loans shall be payable both before and after demand, default and judgment at the applicable rates set forth herein.

3.8	Interest on Loans Generally

Where no specific provision for interest on any amount outstanding and payable by the Borrowers is made in this Agreement, interest thereon shall be computed and payable on a Prime Rate Basis if the amount outstanding is denominated in Canadian Dollars or on a US Base Rate Basis if the amount outstanding is denominated in US Dollars.

3.9	Annual Equivalents

The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of subsection 3.6.3 and with the provisions of clause (ii) of subsection 3.6.2 are the following rate: (the quoted rate) x (number of days in the year) ÷ 360 = % per annum. The annual rates to which are equivalent the rates determined in accordance with the provisions of subsection 3.6.1 and clause (i) of subsection 3.6.2 are the following rate: (the quoted rate) x (number of days in the year) ÷ 365 = % per annum.

CREDIT AGREEMENT – PAGE 23

ARTICLE 4

BANKER’S ACCEPTANCES

4.1	Requests for the Issuance of BAs

Any Draw Request or Conversion Request pursuant to which the Cdn Borrower requests an issue of BAs shall be delivered to the Administrative Agent by 10:00 A.M. (Montréal time) at least two (2) Business Days prior to the proposed Issuance Date and shall specify the following information:

4.1.1	the Selected Period during which it desires such issue of BAs to be outstanding. Such Selected Period must be of one, two, three or six months or such other period as may be acceptable to the Administrative Agent, acting in accordance with the instructions of all the applicable Lenders;

4.1.2	the aggregate face amount of such issue of BAs. Such aggregate face amount must be at least Cdn$5,000,000 and a whole multiple of Cdn$100,000;

4.1.3	the proposed Issuance Date which must be a Business Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof;

4.1.4	the Selected Maturity Date which must be a Business Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof; and

4.1.5	under which of the Facilities the BA is requested.

4.2	Notice to Lenders of Particulars Relating to BAs

4.2.1	At the latest on the Business Day immediately preceding any Issuance Date, the Administrative Agent shall notify each applicable Lender of the aggregate face amount of BAs to be accepted by it on the Issuance Date and of the Selected Period applicable to such BAs. The Administrative Agent shall promptly notify the Cdn Borrower and each applicable Lender, prior to 11:00 A.M. (Montréal time) on any Issuance Date of the Discount Rate, Stamping Fee and BA Proceeds applicable to such BAs.

4.2.2	The aggregate face amount of an issue of BAs shall be apportioned as among the applicable Lenders on a Rateable Share basis. Where such apportionment results in the aggregate face amount of BAs to be accepted by a Lender for the same Selected Period not to be a whole multiple of Cdn$100,000, such aggregate face amount shall be increased or reduced by the Administrative Agent in its sole discretion to the nearest whole multiple of Cdn$100,000, without affecting the aggregate face amount of BAs accepted by the applicable Lenders for the same Selected Period.

CREDIT AGREEMENT – PAGE 24

4.3	Lenders to Accept Drafts

Each applicable Lender hereby severally and neither jointly nor solidarily agrees to accept as BAs, on each Issuance Date, an aggregate face amount of Drafts equal to the amount specified to such Lender by the Administrative Agent pursuant to Section 4.2.

4.4	Stamping Fee

4.4.1	In connection with and in consideration for the acceptance by each applicable Lender of Drafts as contemplated in Section 4.3, the Cdn Borrower shall pay to each applicable Lender, a stamping fee equal to the product resulting from multiplying the face amount of each Draft so accepted by such Lender by a fraction, the numerator of which shall consist of the product resulting from multiplying the applicable Relevant Margin in effect on the relevant Issuance Date by the number of days in the Selected Period applicable to such BA and the denominator of which shall consist of 365.

4.4.2	Where during any Selected Period, the Relevant Margin changes, on the Reset Date upon which such change has taken effect (or when the Administrative Agent is unable to proceed on the Reset Date, within five (5) Business Days of any request from the Administrative Agent), the Cdn Borrower, on the one hand, and the Administrative Agent, for the account of the applicable Lenders, on the other hand, shall settle as among themselves any amounts resulting from any adjustment of the Relevant Margin during such Selected Period, taking into consideration the Relevant Margin that would have been applicable on the date of any such change to any outstanding Advance made by way of BAs as of and from the date of any such change, the remaining term of the applicable Selected Period and the face amount of the relevant BAs. The applicable Lenders and the Cdn Borrower, through the Administrative Agent, shall pay to each other, as required, the appropriate amounts resulting from any such adjustment.

4.4.3	In payment of the Stamping Fee payable in connection with any BA, each applicable Lender shall retain from the Discounted Proceeds relating to such BA an amount equal to such Stamping Fee.

4.5	Lenders to Discount BAs

4.5.1	Each applicable Lender hereby severally and neither jointly nor solidarily agrees to purchase the BAs accepted by it under the terms hereof on the Issuance Date of such BAs for an amount equal to the Discounted Proceeds of such BAs.

4.5.2	Any BA so purchased by any Lender may be held by it for its own account or sold or traded in (y) the money market, either directly or through securities brokers or dealers, in accordance with such arrangements as such Lender may consider appropriate to make or (z) a clearing house within the meaning of the Depository Bills and Notes Act (Canada).

CREDIT AGREEMENT – PAGE 25

4.6	Lenders to Make BA Proceeds Available to Administrative Agent

On each Issuance Date, each applicable Lender shall make available to the Administrative Agent, the BA Proceeds relating to the BAs accepted and purchased by it on such date.

4.7	Payment of BAs

On each Selected Maturity Date, the Cdn Borrower shall pay the face amount of all BAs maturing on such date. Where the Cdn Borrower fails to make such payment, the Cdn Borrower shall be deemed to have requested that portion of the BA Liabilities corresponding to the BAs then maturing to be converted on such Selected Maturity Date into a Prime Rate Loan.

4.8	Waiver

The Cdn Borrower shall not claim from any Lender any days of grace for the payment at maturity of any BA issued and accepted by that Lender. Furthermore, the Cdn Borrower waives any defence to payment which might otherwise exist if for any reason a BA issued hereunder shall be held by or for the account of a Lender in its own right at the maturity thereof.

4.9	Obligations Absolute

The obligations of the Cdn Borrower with respect to BAs hereunder are unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

4.9.1	any lack of validity or enforceability of any Draft accepted by any Lender as a BA, except where such lack of validity or enforceability shall have resulted from such Lender’s intentional or gross fault or wilful misconduct or that of its directors, officers, employees, advisors, representatives and agents; or

4.9.2	the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Cdn Borrower may at any time have or have had against the holder of a BA, the Administrative Agent, a Lender or any other Person, whether in connection with this Agreement or otherwise.

4.10	Power of Attorney to Sign Drafts

In order to facilitate the issuance of BAs hereunder, the Cdn Borrower hereby authorizes each of the applicable Lenders to sign, endorse and complete Drafts on its behalf in handwritten or by facsimile or mechanical signature or otherwise and once so signed, endorsed and completed, to purchase, discount and negotiate same or, as the case may be, deposit same in a clearing house as contemplated in the Depositary Bills and Notes Act (Canada), the whole as and when deemed necessary by any such Lender for all purposes of this Article 4. In this regard, the parties hereto do hereby agree as follows:

4.10.1

all Drafts so signed, endorsed and completed on behalf of the Cdn Borrower by any Lender shall bind the Cdn Borrower as fully and effectually as if signed in the handwriting of and duly issued by the proper signing officers of the Cdn

CREDIT AGREEMENT – PAGE 26

Borrower;

4.10.2	neither the Administrative Agent nor the Lenders nor any of their respective directors, officers, employees or representatives shall be liable for any action taken or omitted to be taken by it or them under this Article 4, except for its or their own intentional or gross fault or wilful misconduct;

4.10.3	the Cdn Borrower shall pay upon demand to each applicable Lender, the face amount of any form of Draft which on its face appears or purports to have been issued by the Cdn Borrower and circulated fraudulently or without authority by any Person other than the Administrative Agent, the applicable Lenders or any of their respective directors, officers, employees or representatives and which was subsequently presented to a Lender for payment and paid by such Lender and shall indemnify and hold harmless such Lender from and against any and all losses and expenses which may be imposed on or incurred by or asserted against such Lender in any way relating to, arising out of or resulting from such fraudulent, unauthorized or illegal issuance or use of such Drafts, except where such fraudulent, unauthorized or illegal issuance or use of such Drafts shall have resulted from such Lender’s intentional or gross fault or wilful misconduct or that of its directors, officers, employees, advisors, representatives and agents. To the extent the Cdn Borrower shall have paid such payment relating to, arising out of, or resulting from, such fraudulent unauthorized or illegal issuance or use of such Drafts and to the extent further that such fraudulent, unauthorized or illegal issuance or use of such Drafts shall have resulted from such Lender’s intentional or gross fault or wilful misconduct, such Lender shall promptly reimburse to the Cdn Borrower the amounts so paid by the Cdn Borrower and shall furthermore indemnify and hold harmless the Cdn Borrower from and against any and all losses and expenses incurred by or asserted against the Cdn Borrower in any way relating to, arising out of, or resulting from, such fraudulent, unauthorized or illegal issuance or use of such Drafts. Subject to the immediately proceeding sentence, following any such payment by the Cdn Borrower, any amount recovered by the applicable Lender from a third party in connection with such Draft shall be remitted to the Cdn Borrower by such Lender forthwith after deducting therefrom any amounts (including the reasonable costs and expenses incurred by such Lender in connection with such recovery) not otherwise paid by the Cdn Borrower; and

4.10.4	upon the request of the Cdn Borrower, any Lender shall cancel all of the forms of Drafts which shall have been signed, endorsed and completed by such Lender on behalf of the Cdn Borrower as hereinabove contemplated in this Section and which shall not as yet have been issued in accordance with such instructions of the Cdn Borrower, provided that under such circumstances, such Lender shall have no liability for failing to make any further requested Advance by way of BAs.

CREDIT AGREEMENT – PAGE 27

4.11	Special Provisions with respect to Non-BA Lenders

4.11.1	The provisions of this Article 4 shall apply to any Non-BA Lender, save and except that such Non-BA Lender shall perform its obligations under this Article not by the acceptance of bills of exchange or, as the case may be, depository bills as such expression is defined in the Depository Bills and Notes Act, but rather, subject to all of the terms and conditions of this Agreement, shall make direct Advances to the Cdn Borrower equal to its Rateable Share of any Advance that, pursuant to a Draw Request or a Conversion Request, the Cdn Borrower may request, be or become outstanding by way of BAs.

4.11.2	The principal amount of the Indebtedness of the Cdn Borrower towards such Non-BA Lender with respect to any Advance made by such Non-BA Lender under this Section 4.11, shall be equal to the face amount of any BA Equivalent Note issued by the Cdn Borrower in order to evidence such Advance.

4.11.3	In order to provide such Non-BA Lender with comparable benefits to those enjoyed by the other Lenders under this Article 4, in connection with each BA Equivalent Note issued by the Cdn Borrower to such Non-BA Lender, such Non-BA Lender shall make available to the Cdn Borrower an amount equal to the BA Proceeds relating to such BA Equivalent Note.

4.11.4	Save as otherwise expressly altered by this Section 4.11, the remaining provisions of this Agreement pertaining to BAs shall apply in all respects to such BA Equivalent Notes and such Non-BA Lender mutatis mutandis.

ARTICLE 5

LIBOR LOANS

5.1	Request for Libor Loans

Any Draw Request or Conversion Request pursuant to which a Borrower requests a Libor Loan shall be delivered to the Administrative Agent by 10:00 A.M. (Montréal time) three (3) Banking Days prior to the proposed Borrowing Date and shall specify the following information:

5.1.1	the Selected Period applicable to such Libor Loans. Such Selected Period must be of one, two, three or six months or such other period as may be acceptable to the Administrative Agent, acting in accordance with the instructions of (i) all the Cdn Lenders in the case of the Cdn Revolving Libor Loans, (ii) all the US Lenders in the case of the US Revolving Libor Loans, and (iii) all of the applicable Term Loan Lenders under the applicable Term Loan Credit Facility;

5.1.2

for each Selected Period, the aggregate principal amount requested to be outstanding on a Libor Basis. Such aggregate principal amount must be at least (i) US$5,000,000 and a whole multiple of US$100,000 for a Libor Loan denominated in US Dollars, (ii) £3,000,000 and a whole multiple of £100,000

CREDIT AGREEMENT – PAGE 28

for a Libor Loan denominated in Sterling, and (iii) €4,000,000 and a whole multiple of €100,000 for a Libor Loan denominated in Euros;

5.1.3	the proposed Borrowing Date which must be a Banking Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof;

5.1.4	the Selected Maturity Date which must be a Banking Day falling (i) in the case of the Revolving Facilities, during the Revolving Period; and (ii) in the case of any Term Loan Credit Facility, prior to the maturity date thereof; and

5.1.5	under which of the Facilities the Advance is requested.

5.2	Establishment of Libor and Selected Amounts

5.2.1	Libor shall be established by the Administrative Agent on the applicable Quotation Date prior to the relevant Borrowing Date. By 2:00 P.M. (Montréal time) on the applicable Quotation Date prior to the relevant Borrowing Date, the Administrative Agent shall notify the relevant Borrower and each Lender of:

5.2.1.1	the Facility under which the Advance is requested, the Selected Amount to be Advanced by each Lender on the proposed Drawdown Date and the Selected Period applicable to each such Selected Amount; and

5.2.1.2	the Libor applicable to each Selected Amount for each Selected Period.

5.2.2	For each Selected Period, the aggregate principal amount requested by a Borrower to be outstanding on a Libor Basis shall be apportioned as among the Lenders on a Rateable Share basis of the applicable Facility under which such Libor Loan is requested.

5.3	Interest on Libor Basis

5.3.1	The Cdn Borrower shall pay each applicable Lender interest on each Selected Amount forming part of the applicable Libor Loan of such Lender; and

5.3.2	The US Borrower shall pay each US Lender interest on each Selected Amount forming part of the US Revolving Libor Loan of such US Lender;

in each case, at an annual rate applicable for each day during which such Selected Amount is outstanding equal to the Libor applicable to such Selected Amount plus the Relevant Margin applicable on each such day.

5.4	Computation of Interest

5.4.1	Interest in respect of the Libor Loans shall be computed on the basis of a (i) 360 day year for the actual number of days elapsed in the case of Libor Loans

CREDIT AGREEMENT – PAGE 29

denominated in US Dollars and Euros, and (ii) 365 day year for the actual number of days elapsed in the case of Libor Loans denominated in Sterling.

5.4.2	Interest payable on each Selected Amount is calculated upon the daily outstanding balance of such Selected Amount from and including the date it is advanced until, but excluding, the date it is repaid in full.

5.5	Payment of Interest

5.5.1	Interest in respect of the Libor Loans is payable in arrears on the applicable Interest Payment Date.

5.5.2	Overdue interest bears interest at an annual rate applicable for each day during which such interest is outstanding equal to:

5.5.2.1	where the Selected Amount to which such interest relates forms part of the Cdn Revolving Libor Loans or Cdn Term Loan Libor Loans denominated in US Dollars, the US Base Rate;

5.5.2.2	where the Selected Amount to which such interest relates forms part of the US Revolving Libor Loans denominated in US Dollars, the US Prime Rate; and

5.5.2.3	where the Selected Amount to which such interest relates forms part of the Cdn Revolving Libor Loans, the US Revolving Libor Loans or Cdn Term Loan Libor Loans denominated in Sterling or Euros, the interest rate which would apply if such overdue interest had been a Libor Loan in the amount and currency of such overdue interest and for a period equivalent to the period during which such overdue interest remains unpaid (as such period may be divided into successive periods, the duration of which shall be selected by the Administrative Agent, acting reasonably);

in each case at the close of business on each such day plus the Relevant Margin applicable on each such day, plus, to the extent permitted by Applicable Law, 2% per annum, compounded monthly on the first (1st) day of each month and payable upon the demand of the Administrative Agent.

5.5.3	Interest payable on the Libor Loans shall be payable both before and after demand, default and judgment at the applicable rates set forth herein.

5.6	Annual Equivalents

The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of clause (i) of subsection 5.4.1 are the following rates: (the quoted rate) x (number of days in the year) ÷ 360 = % per annum. The annual rates of interest to which are equivalent the rates determined in accordance with the provisions of clause (ii) of subsection 5.4.1 are the following rates: (the quoted rate) x (number of days in the year) ÷ 365 = % per annum

CREDIT AGREEMENT – PAGE 30

5.7	Payment on Selected Maturity Date

On each Selected Maturity Date:

5.7.1	the Cdn Borrower shall pay in full the Selected Amounts maturing on such date and which form part of the Cdn Revolving Libor Loans or Cdn Term Loan Libor Loans; and

5.7.2	the US Borrower shall pay in full the Selected Amounts maturing on such date and which form part of the US Revolving Libor Loans.

Where the relevant Borrower fails to make such payment, such Borrower shall be deemed to have requested that portion of the Libor Loans corresponding to such Selected Amounts then maturing to be converted on such Selected Maturity Date into a:

5.7.3	Cdn Revolving US Base Rate Loan, where such Selected Amount formed part of the Cdn Revolving Libor Loans;

5.7.4	US Revolving US Prime Rate Loans, where such Selected Amount formed part of the US Revolving Libor Loans; and

5.7.5	Cdn Term Loan US Base Rate Loan, where such Selected Amount formed part of a Cdn Term Loan Libor Loan.

ARTICLE 6

LETTERS OF CREDIT

6.1	Requests for the Issuance of LCs

Any Draw Request or Conversion Request pursuant to which the Cdn Borrower or the US Borrower requests the issuance of one or more LCs shall be delivered to the Administrative Agent and the relevant LC Issuing Lender by 10:00 A.M. (Montréal time) at least two (2) Business Days prior to the proposed Issuance Date and shall specify the following information:

6.1.1	the Selected Maturity Date of each LC so requested. Other than as set out in Section 6.9 and subject to the terms of Section 6.10, each LC shall by its terms be stated to expire on a date no later than the earlier to occur of (i) one (1) year after the last day of the Revolving Period, and (ii) three (3) years from the date of its issuance or extension;

6.1.2	the face amount of each LC so requested. Such face amount must be denominated in Canadian Dollars, US Dollars, Sterling, Euros or other Agreed Foreign Currencies where such LC is requested under the Cdn Revolving Facility and in US Dollars, Sterling, Euros or other Agreed Foreign Currencies where such LC is requested under the US Revolving Facility;

6.1.3	the beneficiary of each LC so requested, the conditions of payment under each such LC and all other information required to prepare each such LC;

CREDIT AGREEMENT – PAGE 31

6.1.4	the Person (if not the Borrower that requested same) to whom each such LC should be delivered on the Issuance Date; and

6.1.5	under which of the Revolving Facilities each such LC is requested to be issued.

Where the Cdn Borrower requests the issuance of an LC, then the relevant Draw Request or Conversion Request must be delivered to the Cdn LC Issuing Lender and when the US Borrower requests the issuance of an LC, then the relevant Draw Request or Conversion Request must be delivered to the US LC Issuing Lender.

No LC may be requested to be issued under any of the Revolving Facilities where as a result of the issuance of such LC, the aggregate LC Liabilities then outstanding would exceed Cdn$200,000,000.

If reasonably acceptable to the relevant Borrower, an LC Issuing Lender may cause an LC denominated in an Agreed Foreign Currency to be issued by an Affiliate of such LC Issuing Lender. Such an LC shall be considered to be an LC and such LC Issuing Lender shall be considered to be the issuer of the LC, for all purposes of the Operative Documents.

6.2	Issuance of LCs

Provided all conditions of this Agreement have been met, by no later than 11:00 A.M. (Montréal time) on the relevant Issuance Date, the relevant LC Issuing Lender shall deliver to the Borrower that requested same, or to the Persons designated in the relevant Draw Request or Conversion Request, the LCs requested to be issued on such date.

6.3	LC Fee

The Cdn Borrower (in the case of an LC requested under the Cdn Revolving Facility) or the US Borrower (in the case of an LC requested under US Revolving Facility) shall pay to the Administrative Agent in connection with any LC:

6.3.1	a fee, which shall be in the amount determined by the Administrative Agent to be equal to the sum of the products for each day during the Selected Period of such LC of (a) the Stated Amount of such LC at the end of the day, multiplied by (b) the quotient of (i) the Relevant Margin divided by (ii) (A) 365 in the case of an LC requested under the Cdn Revolving Facility, and (B) 360 in the case of an LC requested under the US Revolving Facility. Such fee shall be paid quarterly in arrears on the first Business Day of each calendar quarter until the Stated Amount of such LC is reduced to nil, at which time the final payment of such fee shall be paid;

6.3.2	in addition to the amounts payable under subsections 6.3.1 and 6.3.3, a fee payable in accordance with the fee schedule of the LC Issuing Lender issuing same in force from time to time with respect to the issuance, renewal, amendment or cancellation of such LC; and

6.3.3	in addition to the amounts payable under subsections 6.3.1 and 6.3.2, a fronting fee, calculated and payable in the same manner as the fee referred to in

CREDIT AGREEMENT – PAGE 32

subsection 6.3.1, save that the reference to the Relevant Margin in clause (b) thereof shall be replaced by a reference to 0.25% per annum.

6.4	Distribution of LC Fee

Upon receipt of any payment on account of the LC Fee applicable to any LC, the Administrative Agent shall forthwith distribute same among the Lenders as follows:

6.4.1	to the LC Issuing Lender that issued such LC, for its own account and exclusive benefit, the fees referred to in subsections 6.3.2 and 6.3.3; and

6.4.2	to the Lenders (including the Lender that is also the LC Issuing Lender) the fee referred to in subsection 6.3.1 on a Rateable Share basis of the Revolving Facility under which such LC is issued.

6.5	Payment by a LC Issuing Lender under LCs

6.5.1	The aggregate principal amount or amounts of monies paid by a LC Issuing Lender at any time and from time to time under any LC which is in excess of the amount previously provided to such LC Issuing Lender by the Cdn Borrower or the US Borrower, as the case may be, in connection with such LC, shall constitute an Advance:

6.5.1.1	to the Cdn Borrower under the Cdn Revolving Facility where such LC was issued under such Revolving Facility, in a principal amount equal to such unreimbursed disbursement (if denominated in Canadian Dollars or US Dollars) or the equivalent in Canadian Dollars of such unreimbursed disbursement determined at the rate of exchange quoted to the Administrative Agent by the Cdn LC Issuing Lender (if denominated in any other currency), and shall form part of the Cdn Revolving Prime Rate Loans or the Cdn Revolving US Base Rate Loans, as the case may be; and

6.5.1.2	to the US Borrower under the US Revolving Facility where such LC was issued under such Revolving Facility, in a principal amount equal to such unreimbursed disbursement (if denominated in US Dollars) or the equivalent in US Dollars of such unreimbursed disbursement determined at the rate of exchange quoted to the Administrative Agent by the US LC Issuing Lender (if denominated in any other currency) and shall form part of the US Revolving US Prime Rate Loans.

6.5.2

Where a LC Issuing Lender shall have received a demand for payment under any LC it has issued hereunder and has determined to effect payment, unless it shall have been previously put into funds by the Cdn Borrower (where such LC was issued under the Cdn Revolving Facility) or the US Borrower (where such LC was issued under the US Revolving Facility) sufficient to effect such payment, it shall issue a written notice to the Administrative Agent and the Cdn Borrower or the US Borrower (as the case may be) advising them of the

CREDIT AGREEMENT – PAGE 33

amount of and the currency in which such payment shall be made by such LC Issuing Lender and, if such currency shall not be Cdn Dollars or US Dollars, the equivalent of such amount, based on the applicable exchange rate, in Cdn Dollars (in the case of an LC issued under the Cdn Revolving Facility) or US Dollars (in the case of an LC issued under the US Revolving Facility), and requesting that:

6.5.2.1	where such LC was issued under the Cdn Revolving Facility, the Cdn Lenders make an Advance by way of Cdn Revolving Prime Rate Loans or Cdn Revolving US Base Rate Loans, as the case may be, equal to such equivalent amount by the Business Day next following such notice; and

6.5.2.2	where such LC was issued under the US Revolving Facility, the US Lenders make an Advance by way of US Revolving US Prime Rate Loans equal to such equivalent amount by the Business Day next following such notice.

6.5.3	Where the Administrative Agent has received such a notice prior to 11:00 A.M. (Montréal time), on any Business Day, it shall issue a notice to the applicable Lenders under Section 21.1 and the applicable Lenders, by no later than 11:00 A.M. (Montréal time) on the Business Day following the receipt of such notice from the Administrative Agent, shall make available to the Administrative Agent, in the Administrative Agent’s Account, by wire-transfer of funds, in each currency which has been requested, in same-day funds, the amount or amounts specified for such Lender in the aforesaid notice. The Administrative Agent shall on such Business Day disburse the amounts requested by a LC Issuing Lender, on behalf of the applicable Lenders, by crediting the funds it shall have received to the account of such LC Issuing Lender at its LC Issuing Office.

6.5.4	In the event that a LC Issuing Lender shall have effected payment under a LC prior to receipt of the amounts requested from the Administrative Agent, such LC Issuing Lender shall have the exclusive benefit of the interest accruing on such amounts under the terms of this Agreement.

6.5.5	Where the Administrative Agent receives a notice from a LC Issuing Lender at any time after 11:00 A.M. (Montréal time) on any Business Day, it shall be deemed to have received such notice prior to 11:00 A.M. (Montréal time) on the following Business Day.

6.5.6	Subject to the provisions of Section 6.7, the Cdn Borrower covenants and agrees to indemnify the Cdn LC Issuing Lender for any amount which it may be required to pay under any LC issued by it under the terms hereof and the US Borrower covenants and agrees to indemnify the US LC Issuing Lender for any amount which it may be required to pay under any LC issued by it under the terms hereof.

CREDIT AGREEMENT – PAGE 34

6.6	Lenders’ Covenant to each LC Issuing Lender

6.6.1	Each Cdn Lender does hereby unconditionally and irrevocably covenant and agree to and in favour of the Cdn LC Issuing Lender, to purchase, at the request of the Cdn LC Issuing Lender, up to its Rateable Share (as it pertains to the Cdn Revolving Facility) of any amount the Cdn LC Issuing Lender is required to pay under any LC issued under the Cdn Revolving Facility which may be outstanding, its claim against the Cdn Borrower for any amount the Cdn LC Issuing Lender may be required to pay under any LC issued under the Cdn Revolving Facility which may be outstanding. Each Cdn Lender hereby covenants to pay to the Cdn LC Issuing Lender as a purchase price of such claim an amount equal to such Rateable Share, in the manner and within the delays contemplated in Section 6.5. Any arrears on the payment of any such Rateable Share shall bear interest on a Prime Rate Basis if the amount of such arrears is denominated in Canadian Dollars or on a US Base Rate Basis if the amount of such arrears is denominated in US Dollars.

6.6.2	Each US Lender does hereby unconditionally and irrevocably covenant and agree to and in favour of the US LC Issuing Lender, to purchase, at the request of the US LC Issuing Lender, up to its Rateable Share (as it pertains to the US Revolving Facility) of any amount the US LC Issuing Lender is required to pay under any LC issued under the US Revolving Facility and which may be outstanding, its claim against the US Borrower for any amount the US LC Issuing Lender may be required to pay under any LC issued under the US Revolving Facility which may be outstanding. Each US Lender hereby covenants to pay to the US LC Issuing Lender such Rateable Share, in the manner and within the delays contemplated in Section 6.5. Any arrears on the payment of any such Rateable Share shall bear interest on a US Prime Rate Basis.

6.7	Obligations Absolute

The obligations of the Cdn Borrower and the US Borrower with respect to LCs hereunder are unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances, including the following circumstances:

6.7.1	any lack of validity or enforceability of any draft or other document presented in connection with any payment requested under any LC except in the event of the LC Issuing Lender’s (that issued such LC) intentional or gross fault or wilful misconduct or that of its directors, employees, advisors, representatives and agents; or

6.7.2	the existence of any defence, right of action, right of compensation or set-off or claim of any nature whatsoever which the Cdn Borrower or the US Borrower may at any time have or have had against the beneficiary of a LC, the LC Issuing Lenders, the other Finance Parties or any other Person, whether in connection with this Agreement or otherwise.

CREDIT AGREEMENT – PAGE 35

Neither the LC Issuing Lenders nor any of their respective correspondents, participants or assignees shall be liable or responsible for any of the matters described in clauses 6.7.1 or 6.7.2; provided, however, that anything in such clauses to the contrary notwithstanding, the Cdn Borrower may have a claim against the Cdn LC Issuing Lender and the US Borrower may have a claim against the US LC Issuing Lender, in each case, to the extent, but only to the extent, of any direct, as opposed to consequential, punitive or exemplary damages suffered by the Cdn Borrower or the US Borrower, as the case may be, that are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such LC Issuing Lender’s intentional or gross fault or wilful misconduct or that of its directors, employees, advisors, representatives and agents.

6.8	Existing LCs

The parties hereto expressly acknowledge and agree that as of and from the date a letter of credit is designated as an Existing LC by the Administrative Agent:

6.8.1	the Existing LCs shall continue to be considered to have been issued pursuant to a Drawdown under the Cdn Revolving Facility and to form part of the Cdn Revolving LC Liabilities hereunder;

6.8.2	each one of the issuing lenders thereunder shall continue to be considered to be a Cdn LC Issuing Lender with respect to such Existing LCs issued by it or by an Affiliate;

6.8.3	the Borrowers shall pay an LC Fee with respect to such Existing LCs calculated in accordance with the provisions of Section 6.3 and distributed in accordance with the provisions of Section 6.4.

6.9	Other LCs

Subject to compliance with the terms of Section 6.10, the Borrowers may request LCs, up to a maximum of aggregate LC Liabilities of Cdn$50,000,000 (but subject to the maximum aggregate LC Liabilities amount set out in the second to last paragraph of Section 6.1), which expire on a date no later than five (5) years from the date of its issuance or extension. Each LC Issuing Lender may elect to approve or refuse, at its sole and unfettered discretion, any request made by the Borrowers under this Section 6.9 by notice to the Borrowers and the Administrative Agent to such effect.

6.10	Repayment of LCs under certain Circumstances

If (x) any Event of Default shall occur and be continuing or (y) there shall exist any LCs which expire on a date which is later than the then last day of the Revolving Period, then, in the case of (x) above, on the Business Day that the Borrowers receive notice from the Administrative Agent (acting on the instructions of the Majority Lenders) or from any LC Issuing Lender and, in the case of (y) above, without demand or notice of any kind and at least one (1) Business Day prior to the then last day of the Revolving Period, each of the Cdn Borrower (with respect to all such LCs issued under the Cdn Revolving Facility) and the US Borrower (with respect to all such LCs issued under the US Revolving Facility) shall repay all such outstanding LCs, in an amount in

CREDIT AGREEMENT – PAGE 36

Canadian Dollars or US Dollars (for each such LC denominated in Canadian Dollars or US Dollars, respectively), the Equivalent amount in Canadian Dollars (for each such LC denominated in any other currency) or, if requested by the relevant LC Issuing Lender, in the currency in which the relevant LC is denominated, as the case may be, equal to the aggregate LC Liability of all such LCs, and such repayment shall be held and applied in the manner set out in Section 9.5. The agreements of the Borrowers under this Section 6.10 shall survive the termination of the Facilities.

ARTICLE 7

CONVERSIONS AND ROLLOVERS

7.1	Request for Conversions and Rollovers

Any Borrower may request the Lenders to convert, within the same Facility, all or any portion of any Type of the Loans into another Type of Loans or to rollover any Type of the Loans into the same Type, by delivering to the Administrative Agent a Conversion Request within the delays contemplated in the provisions of this Agreement relating to Drawdowns for the Type of the Loans into which the relevant Borrower desires to convert or rollover. Any Conversion Request relating to (i) the Cdn Revolving Facility or a Term Loan Credit Facility must be issued by the Cdn Borrower, and (ii) the US Revolving Facility must be issued by the US Borrower. Any Conversion Request delivered on any Business Day after the time by which it is required hereunder to be delivered, shall be deemed to have been received the next following Business Day.

7.2	Requirements for Conversions or Rollovers

Any conversion or rollover requested pursuant to Section 7.1:

7.2.1	of BA Liabilities, may only be made on a Selected Maturity Date and only with respect to such part of the BA Liabilities represented by the BAs maturing on such date, unless the Cdn Borrower previously repays such BAs as set forth in Section 9.4;

7.2.2	of Libor Loans, may only be made on a Selected Maturity Date and only with respect to such part of the Libor Loans maturing on such date;

7.2.3	of LC Liabilities, may only be made on a Selected Maturity Date and only with respect to the LCs for which it is the Selected Maturity Date; and

7.2.4	of Prime Rate Loans, US Base Rate Loans or US Prime Rate Loans may only be made on a Business Day.

Save as otherwise provided in Sections 4.7, 5.7 and 6.5, a conversion or rollover requested pursuant to Section 7.1 may only be effected if, on the relevant Conversion Date, no Default has occurred and is continuing.

CREDIT AGREEMENT – PAGE 37

7.3	No Revocation or Withdrawal of Conversion Requests

Once delivered, no Conversion Request may subsequently be revoked or withdrawn by the Borrowers.

ARTICLE 8

FEES

8.1	Stand-By Fees

8.1.1	The Cdn Borrower hereby covenants and agrees to pay to the Administrative Agent for the account of each Cdn Lender, with respect to such Cdn Lender’s Cdn Revolving Commitment, a stand-by fee equal for each day to the percentage per annum set out in Schedule “C” applicable on each such day to the Cdn Revolving Facility. Such fee is computed daily by the Administrative Agent on the daily balance of the Available Cdn Revolving Commitment of such Cdn Lender, as of and from the date that is 21days after the date of this Agreement until the last day of the Revolving Period.

8.1.2	The US Borrower hereby covenants and agrees to pay to the Administrative Agent for the account of each US Lender, with respect to such US Lender’s US Revolving Commitment, a stand-by fee equal for each day to the percentage per annum set out in Schedule “C” applicable on each such day to the US Revolving Facility. Such fee is computed daily by the Administrative Agent on the daily balance of the Available US Revolving Commitment of such US Lender as of and from the date that is 21 days after the date of this Agreement until the last day of the Revolving Period.

8.1.3	The Cdn Borrower hereby covenants and agrees to pay to the Administrative Agent for the account of each Term Loan Lender, with respect to such Term Loan Lender’s applicable Term Loan Commitment, a stand-by fee equal for each day to the percentage per annum set out in Schedule “C” applicable on each such day to the Term Loan Credit Facilities. Such fee is computed daily by the Administrative Agent on the daily balance of the Available Term Loan Commitment of such Term Loan Lender, as of and from the date of this Agreement until the expiry of the Certain Funds Period.

8.1.4

The Stand-By Fees are payable quarterly in arrears on (i) in respect of the Revolving Facilities, the first Business Day of each fiscal quarter of the Borrowers; and (ii) in respect of the Term Loan Credit Facilities, on or before the fourth Business Day of each fiscal quarter of the Borrowers . The first such payment of the Stand-By Fees shall become due and payable on the first (or on or before the fourth, as applicable) Business Day after the fiscal quarter ending after the date of this Agreement and the last payment thereof (i) in respect of the Revolving Facilities shall become due and payable on the last day of the Revolving Period; and (ii) in respect of the Term Loan Credit Facilities, on the expiry of the Certain Funds Period, in each case, whether or not such day

CREDIT AGREEMENT – PAGE 38

coincides with the first Business Day of a fiscal quarter of the Borrowers. Stand-By Fees under (i) the Cdn Revolving Facility shall be payable in Canadian Dollars; (ii) the US Revolving Facility shall be payable in US Dollars; and (iii) under the Term Loan Credit Facilities shall be payable in Sterling.

8.1.5	Any arrears on the payment of the Stand-By Fees shall bear interest, computed daily, on the daily balance thereof, on a Prime Rate Basis from and including the date it becomes due up to but excluding the day of full payment thereof. The percentages per annum referred to in subsections 8.1.1, 8.1.2 and 8.1.3 are based on a 365-day year.

8.2	Agency Fees

The Borrowers solidarily covenant and agree to pay to the Administrative Agent, for its exclusive benefit, the fees contemplated in a separate letter agreement executed by the Administrative Agent and the Cdn Borrower from time to time, the whole in accordance with the terms and conditions of said letter agreement. The obligations of the Borrowers with respect to the payment of such fees shall form part of the Obligations.

ARTICLE 9

MANNER OF PAYMENTS

9.1	Currency of Payments

All payments or repayments, as the case may be:

9.1.1	of principal under any of the Loans or any part thereof, shall be made in the same currency in which such Loans are outstanding;

9.1.2	of interest, shall be made in the same currency as the outstanding principal amount to which it relates;

9.1.3	of the Stamping Fee, shall be made in Canadian Dollars only;

9.1.4	of the Stand-By Fee, shall be payable in the currency specified in Section 8.1;

9.1.5	of the LC Fee with respect to the Cdn Revolving Facility, shall be made in US Dollars as it pertains to LCs denominated in US Dollars, and in Canadian Dollars otherwise;

9.1.6	of the LC Fee with respect to the US Revolving Facility, shall be made in US Dollars only; and

9.1.7	of amounts referred to in Article 18 and Article 19, shall be made in the same currency as the losses and expenses to which they relate.

CREDIT AGREEMENT – PAGE 39

9.2	Imputation of Payments

9.2.1	Where the Cdn Borrower makes a payment or repayment of the Cdn Revolving Loans, unless the Cdn Borrower issues to the Administrative Agent a Repayment Notice, the Administrative Agent shall apply such payment or repayment:

9.2.1.1	first, in reduction of the Cdn Revolving Prime Rate Loans and/or Cdn Revolving US Base Rate Loans; and then

9.2.1.2	in reduction of such of the Cdn Revolving Libor Loans, BA Liabilities and/or Cdn Revolving LC Liabilities as the Administrative Agent considers appropriate.

9.2.2	Where the US Borrower makes a payment or repayment of the US Revolving Loan, unless the US Borrower issues to the Administrative Agent a Repayment Notice, the Administrative Agent shall apply such payment or repayment:

9.2.2.1	first, in reduction of the US Revolving US Prime Rate Loans; and then

9.2.2.2	in reduction of such of the US Revolving Libor Loans and/or US Revolving LC Liabilities as the Administrative Agent considers appropriate.

9.2.3	Where the Cdn Borrower makes a payment or repayment of a Term Loan, unless the Cdn Borrower issues to the Administrative Agent a Repayment Notice, the Administrative Agent shall apply such payment or repayment:

9.2.3.1	first, in reduction of the Prime Rate Loans and/or US Base Rate Loans thereunder; and then

9.2.3.2	in reduction of such of the Libor Loans and/or BA Liabilities thereunder as the Administrative Agent considers appropriate.

9.2.4	Where the relevant Borrower issues to the Administrative Agent a Repayment Notice, then such payment or repayment shall be applied in accordance with the provisions of such Repayment Notice.

9.3	Compulsory Repayment of BA Liabilities, Libor Loans and/or LC Liabilities

Where any of the Borrowers is required to make a repayment, then, if the amount of the repayment required to be made is greater than:

9.3.1	in the case of the Cdn Revolving Loans or Term Loans, the sum of the Prime Rate Loans and the US Base Rate Loans, as applicable, thereunder; and

9.3.2	in the case of the US Revolving Loans, the US Revolving US Prime Rate Loans;

CREDIT AGREEMENT – PAGE 40

then, subject to the provisions of Article 19 with respect to losses and expenses, the relevant Borrower shall repay such portion of the relevant Libor Loans, BA Liabilities and/or LC Liabilities prior to a Selected Maturity Date as will permit such Borrower to make such repayment.

9.4	Proceeds Resulting from Repayment of BA Liabilities

Where the Cdn Borrower repays any part of the BA Liabilities on any day other than the Selected Maturity Date of the BAs to which such BA Liabilities relate, with respect to the amount so repaid, the parties hereto do hereby acknowledge and agree that same:

9.4.1	no longer forms part of the patrimony of the Cdn Borrower;

9.4.2	shall be held by the Administrative Agent in a non-interest bearing account for the account and benefit of the Lender or Lenders that accepted such BAs; and

9.4.3	upon the maturity of the BAs constituting such BA Liabilities, shall be made available by the Administrative Agent to such Lender or Lenders, from the amounts so held by the Administrative Agent under the provisions of this Section 9.4; and the Cdn Borrower shall have no further liability in respect of each such BA and the Lenders that accepted such BAs shall be entitled to all of the benefits of the amounts so repaid by the Cdn Borrower in the same manner as any other payment of the principal amount of its Loan and shall be responsible for all payments to third parties under such BAs.

9.5	Proceeds Resulting from Repayment of LC Liabilities

Where the Cdn Borrower repays any part of the Cdn Revolving LC Liabilities or the US Borrower repays any part of the US Revolving LC Liabilities, on any day other than the Selected Maturity Date of the LC to which such LC Liabilities relate, with respect to the amount so repaid, the parties hereto do hereby acknowledge and agree that same:

9.5.1	no longer forms part of the patrimony of the Borrower that made such repayment;

9.5.2	shall be held by the Administrative Agent in a non-interest bearing account for the account and benefit of the Lenders;

9.5.3	in the case of any repayment by the Borrower made pursuant to Section 6.10 in respect of LCs which expire on a date which is later than the then last day of the Revolving Period, shall be held by the relevant LC Issuing Lender, with interest thereon at a fluctuating rate per annum equal to the interbank rate for overnight funds which is applicable to deposits with such LC Issuing Lender in the same currency as that in which such repayment is made in accordance with market practice, for its own account and benefit and the Borrowers shall execute such other documents as may be reasonably required by the applicable LC Issuing Lender (the provisions of this subsection 9.5.3 shall survive the termination of the Facilities);

CREDIT AGREEMENT – PAGE 41

9.5.4	upon the receipt by the Administrative Agent of (i) a notice from the LC Issuing Lender that issued such LC under the provisions of Section 6.5 relating to a demand for payment made upon such LC Issuing Lender under the terms of any LC forming part of the LC Liabilities so repaid or (ii) a repayment from the Borrower made pursuant to Section 6.10 further to an Event of Default which has occurred and is continuing, the Administrative Agent shall make available to the relevant LC Issuing Lender, from the amounts, including any interest they so generated, so held by the Administrative Agent under the provisions of this Section 9.5, an amount sufficient to meet the obligations of such LC Issuing Lender under such LC; and

9.5.5	where no such demand for payment is made upon the relevant LC Issuing Lender under such LC at the relevant Selected Maturity Date, the Administrative Agent shall apply a portion of the amounts so held by it under the provisions of this Section 9.5 equal to the Stated Amount of such LC in reduction of the Cdn Revolving Loans if such LC was issued under the Cdn Revolving Facility or the US Revolving Loans if such LC was issued under the US Revolving Facility, in the same manner as if the applicable Borrower that made such repayment had made voluntary repayment under the provisions of Section 9.2 or, when the Majority Lenders have exercised their rights under Section 17.1, the Administrative Agent shall use the amounts so held by the Administrative Agent under this Section 9.5 in conformity with the provisions of Section 17.2.

9.6	Payments of Loans to Administrative Agent Only

9.6.1	Except for payments to be made directly to each Swingline Lender under its applicable Swingline Facility, all payments or repayments of principal and interest on the Loans and of fees and other amounts due and to become due hereunder with respect to the Loans and the Credit Facilities by the Borrowers must be effected by direct payments to the Administrative Agent at the Canadian Account Branch (in the case of the Cdn Borrower) and at the American Account Branch (in the case of the US Borrower). The Borrowers hereby authorize the Administrative Agent to effect all necessary debits in the applicable Borrower’s Accounts, to effect such payments. The receipt by the Administrative Agent of such amounts shall be deemed to constitute the receipt of such amounts by the Lenders.

9.6.2	Except as otherwise expressly provided herein upon receipt of any such payments or repayments, the Administrative Agent shall forthwith distribute to each of the Lenders, their respective Rateable Share of such payments and repayments as relate to the Loans so repaid. Where any such payment or repayment pertains to any of the BA Liabilities, the Rateable Share of any Lender with respect thereto shall, for all purposes hereof, be deemed to be the aggregate of the face amounts of the BAs of such Lender forming part of such BA Liabilities.

CREDIT AGREEMENT – PAGE 42

9.6.3	If for whatever reason any such payment or repayment is made directly to any Lender, such Lender shall promptly remit any amounts so received to the Administrative Agent at the Administrative Agent’s Office for distribution.

9.7	Payment on Any Business Day by 3:00 P.M. (Montréal time)

Whenever any payment or repayment falls due on a day which is not a Business Day, such payment or repayment shall be made on the next following Business Day. Furthermore, any amount received after 3:00 P.M. (Montréal time) on any Business Day shall be applied to the appropriate payment or repayment which was required to be made on such Business Day, on the next following Business Day. Until so applied, interest shall continue to accrue as provided in this Agreement on the amount of such payment or repayment.

9.8	Netting

Where on the date that any Advance is required to be made to a Borrower, such Borrower is required to make or voluntarily makes any payment or repayment of any of the Loans and such payment or repayment is denominated in the same currency as that of the requested Advance, the Administrative Agent shall be entitled to net amounts payable by such Borrower to the Administrative Agent for the account of any Lender against amounts that such Lender is requested to pay to the Administrative Agent in such currency for the purpose of effecting its Rateable Share of such Advance. This Section 9.8 does not apply when the Advance is to be made by the issuance of an LC.

9.9	Payment at Respective Branches of Account of the Lenders

All payments required to be made by the Administrative Agent to any of the Lenders or of the LC Issuing Lenders, as the case may be, shall be made at such office or branch of such Lender or LC Issuing Lender as such Lender or LC Issuing Lender may specify from time to time, in same day funds.

9.10	Administrative Agent May Presume that Payments will be Made by the Borrowers

9.10.1	Unless the Administrative Agent shall have received a written notice from the relevant Borrower by 5:00 P.M. (Montréal time) on the Business Day prior to the due date of any payment or repayment or is otherwise informed prior to making any amount available to any Lender as in this Section 9.10 contemplated, that such Borrower will not make such payment or repayment, the Administrative Agent may assume that such Borrower shall make such payment or repayment on the due date thereof in accordance with the applicable provisions of this Agreement, and the Administrative Agent may, in reliance upon such assumption, make available to each Lender on such date, the Rateable Share (as pertains to the relevant Facility) of such Lender of such payment or repayment.

9.10.2

If the relevant Borrower does not make such payment or repayment and the Administrative Agent does make available to such Lender its Rateable Share of such payment or repayment, the Indebtedness under this Agreement of such

CREDIT AGREEMENT – PAGE 43

Borrower, with respect to any amount so made available by the Administrative Agent, shall not be novated and such Borrower shall thereupon be and become liable to the Administrative Agent for the immediate payment of the amount so made available by the Administrative Agent to such Lender, together with interest thereon for each day from and including the date the Administrative Agent shall have so made available such amount to such Lender at the rate that such amount would have borne under the terms of this Agreement had the Administrative Agent not so made it available, computed and payable in the manner herein contemplated, the whole without any notice or demand on the part of the Administrative Agent. A certificate of the Administrative Agent submitted to such Borrower with respect to any amount owing under this Section shall be prima facie evidence thereof, absent manifest error.

9.10.3	If such amount is so made available to such Lender, such payment to the Administrative Agent by the Borrower that was required to make such payment shall constitute such Borrower’s payment or repayment of the share of such Lender of the relevant payment or repayment on the date such Borrower pays same to the Administrative Agent, for all purposes of this Agreement. If such amount is not so paid to the Administrative Agent by such Borrower, then the Administrative Agent shall notify such Lender of such failure and, without in any way affecting or otherwise diminishing the obligation of such Borrower to pay such amount to the Administrative Agent immediately, as herein contemplated, on the first (1st) Business Day following the due date of such payment or repayment, such Lender shall pay to the Administrative Agent the amount made available to it by the Administrative Agent together with interest thereon for each day that such Lender had the use of such amount at a rate per annum equal to the rate payable by such Borrower on such amount under the terms hereof computed daily, compounded monthly on the first day of each calendar month and payable upon the demand of the Administrative Agent.

9.10.4	Considering the authorization given in subsection 9.6.1, to the extent that, on the due date of any payment or repayment, the monies then available in the Borrower’s Accounts that is required to make such payment are sufficient to fund such payment or repayment, then the Administrative Agent may fund such payment or repayment from such monies so that such payment may be made on the due date thereof.

9.11	Default Interest

Upon the occurrence and during the continuance of an Event of Default, the principal of and, to the extent permitted by Applicable Law, interest on the Loans and any other amounts owing hereunder or under the other Operative Documents shall bear interest, payable on demand, at a per annum rate equal to (i) in the case of principal of any Loan, the rate otherwise applicable to such Loan during such period pursuant to the other provisions of this Agreement plus 2%, (ii) in the case of interest on any Loan, the rate specified for overdue interest in Sections 3.7 and 5.5, as applicable, and (iii) in the case of any other amount, if expressly provided herein, at the rate so

CREDIT AGREEMENT – PAGE 44

provided and otherwise on a Prime Rate Basis or a US Base Rate Basis, as the case may be, plus, in each case, 2%.

ARTICLE 10

GUARANTEES

10.1	Guarantees

To secure the due payment and performance of the Obligations, each of the Borrowers shall:

10.1.1	solidarily guarantee the Obligations (other than those that are its direct obligations); and

10.1.2	cause each of the Restricted Subsidiaries to solidarily guarantee the Obligations.

For such purpose, each Borrower shall and shall cause each of the Restricted Subsidiaries to also enter into such guarantee agreement on or prior to the earlier of (y) the date that is 30 days after the date of this Agreement, and (z) the date of the initial Advance under the Term Loan Credit Facilities. The Obligations guaranteed under any guarantee delivered pursuant to the provisions of this Section 10.1 or Section 10.2 shall rank at least on a pari passu basis with the obligations of the Borrowers and the relevant Restricted Subsidiaries to finance parties under or in relation to the Existing Revolving Credit Agreement, the holders of notes under or in relation to the Note Purchase Agreements and to any other holders of other Senior Indebtedness.

10.2	Designation of Restricted Subsidiaries

The Cdn Borrower may designate (or re-designate) its Subsidiaries as Restricted Subsidiaries or Unrestricted Subsidiaries provided that (i) at the time of any such designation (or re-designation), no Event of Default exists or results therefrom, (ii) without the consent of the Majority Lenders, the Cdn Borrower shall not be permitted to re-designate any Subsidiary more than two (2) times, (iii) any re-designation shall be effective as of the end of a fiscal quarter of the Cdn Borrower, (iv) no Subsidiary may be designated as a Restricted Subsidiary to the extent such Subsidiary would be prohibited from distributing its earnings in cash to its shareholders as a consequence of any restriction arising out of any agreement, constating document, foreign exchange or currency control, Applicable Law or Lien, and (v) no Subsidiary may be designated as a Restricted Subsidiary unless it is a wholly-owned Subsidiary of the Cdn Borrower, provided however that, notwithstanding the forgoing provisions of this clause (v), in the case of any Permitted Acquisition of any public company (a “Public Company Acquisition”), such public company may, subject to the conditions hereinabove contemplated in clauses (i) to (iv) of this paragraph, be designated as a Restricted Subsidiary on condition that (y) upon such Permitted Acquisition, such public company shall be a Subsidiary of the Cdn Borrower, and (z) such Subsidiary shall become a wholly-owned Subsidiary of the Cdn Borrower within 90 days following such Permitted Acquisition, it being agreed that if such Subsidiary does not so become a wholly-owned Subsidiary of the Cdn Borrower within such delay, then such Subsidiary shall cease to be considered for all purposes of this Agreement as a Restricted Subsidiary upon the expiry of such 90-day delay (in which case such Subsidiary shall thereupon be released of its obligations as a

CREDIT AGREEMENT – PAGE 45

guarantor of the Obligations pursuant to the relevant Guarantee Agreement). The parties hereto acknowledge and agree that the UK Target Acquisition is a “Public Company Acquisition” for purposes of this Agreement.

Within (i) 60 days, in the case of any Public Company Acquisition, or (ii) 20 days in any other case, of any such Subsidiary becoming a Restricted Subsidiary, the Borrowers shall cause such Person to solidarily guarantee the Obligations. For such purpose, the Borrowers shall cause such Subsidiary to become party to a Guarantee Agreement provided that if the guarantee of any such Subsidiary is required by Applicable Law to be limited, the limitation shall be acceptable to the Majority Lenders, it being understood that the Majority Lenders shall not be required to accept a Subsidiary as a Restricted Subsidiary in the event of any such limitation, but will act reasonably in accepting or rejecting any such Subsidiary as a Restricted Subsidiary.

Notwithstanding anything to the contrary in any Operative Document in respect of the continuing nature of the obligations as a Guarantor under a Guarantee Agreement, if any Restricted Subsidiary is re-designated as an Unrestricted Subsidiary in accordance with the provisions of this Section 10.2, such Subsidiary shall automatically cease to be a guarantor under the relevant Guarantee Agreement and be released of its obligations thereunder.

10.3	Designation of Pledged Restricted Subsidiaries

Notwithstanding anything to the contrary contemplated in Section 10.2, in the case of a Subsidiary which is either prevented from or limited in its ability to solidarily guarantee the Obligations under any Applicable Law or otherwise, such Subsidiary may, subject to the condition contemplated in clause (i) to (iv) of the first paragraph of Section 10.2, be designated as a Restricted Subsidiary even without becoming a party to a Guarantee Agreement (any such Subsidiary is hereinafter referred to as a “Pledged Restricted Subsidiary”) on condition that:

10.3.1	in the case of a Permitted Acquisition which constitutes a Public Company Acquisition of such Pledged Restricted Subsidiary, (x) upon such Permitted Acquisition, such Pledged Restricted Subsidiary shall be a Subsidiary of the Cdn Borrower, (y) within 60 days following such Permitted Acquisition, the Cdn Borrower or any Authorized Restricted Subsidiary (a “Permitted Pledgor”) shall grant to the Finance Parties a valid first-ranking pledge upon not less than 662/3% of the total amount of Capital Stock ultimately acquired and held by such Permitted Pledgor in such acquired Pledged Restricted Subsidiary, and (z) within 90 days following such Permitted Acquisition, any such Permitted Pledgor granting such first-ranking pledge shall hold, except as otherwise permitted by the Supermajority Lenders, not less than 85% of the Capital Stock of such acquired Pledged Restricted Subsidiary, it being agreed that if such level of ownership is not met within such delay, then such acquired Pledged Restricted Subsidiary shall cease to be considered for all purposes of this Agreement as a Restricted Subsidiary upon the expiry of such 90-day delay (in which case the aforesaid Pledge shall thereupon be discharged); and

10.3.2

in any other case, within 40 days of any such Pledged Restricted Subsidiary becoming a Restricted Subsidiary, (y) a Permitted Pledgor shall hold, except as otherwise permitted by the Supermajority Lenders, not less than 85% of the

CREDIT AGREEMENT – PAGE 46

Capital Stock of such Pledged Restricted Subsidiary, and (z) such Permitted Pledgor shall grant to the Finance Parties a valid first-ranking pledge upon not less than 662/3% of the total amount of Capital Stock ultimately acquired and held by such Permitted Pledgor in such Pledged Restricted Subsidiary.

10.4	Accessory Documents with respect to Future Restricted Subsidiaries

In connection and concurrently with any Restricted Subsidiary entering into a Guarantee Agreement or any Permitted Pledgor granting a Pledge pursuant to Section 10.3 at any time after the date of this Agreement, the Borrowers shall deliver or cause to be delivered to the Administrative Agent, in form and substance satisfactory to it:

10.4.1	with respect to each such Restricted Subsidiary or, as the case may be, each such Permitted Pledgor and the Pledged Restricted Subsidiary, the documentation referred to in subsection 11.1.1;

10.4.2	a certificate substantially in the form of the one attached hereto as Schedule “E”, duly executed by one (1) Responsible Officer of such Restricted Subsidiary or by one (1) Responsible Officer of the Cdn Borrower; and

10.4.3	the legal opinions of counsel to such Restricted Subsidiary or, as the case may be, to such Permitted Pledgor and to the Pledged Restricted Subsidiary, addressed to the Finance Parties and Lenders’ Counsel.

ARTICLE 11

CONDITIONS PRECEDENT

11.1	Conditions Precedent to the Coming in Effect of this Agreement

Notwithstanding the execution of this Agreement, the provisions hereof shall not come into effect until the following conditions precedent shall have been met to the satisfaction of all the Lenders on or prior to May 31, 2012 (or such later date determined by the Cdn Borrower and all the Lenders) or, as the case may be, waived by all the Lenders:

CORPORATE MATTERS

11.1.1	the Administrative Agent shall have received:

11.1.1.1	true and complete copies of the constitutive documents, charter and by-laws of the Cdn Borrower;

11.1.1.2

true and complete copies of the resolutions of the board of directors, the executive committee, the shareholders or the shareholders committee, the partners or partners committee, as appropriate, authorizing or ratifying the execution and delivery of, and the performance by the Cdn Borrower of its obligations under the Operative Documents to which it is a party and stating the offices of

CREDIT AGREEMENT – PAGE 47

the Responsible Officers or other Persons who are, as appropriate, authorized to sign such documents;

11.1.1.3	a certificate of the Cdn Borrower stating the name, office and the true signature or other individual as appropriate, executing the Operative Documents;

11.1.1.4	in respect of the Cdn Borrower, a certificate of good standing (including, where appropriate, a certificat d’attestation) or the equivalent thereof from the jurisdiction of its organization in respect of such Restricted Credit Party issued by the appropriate authorities in its jurisdiction of organization;

MATTERS RELATING TO LIENS AND GUARANTEES

11.1.2	[intentionally deleted];

11.1.3	[intentionally deleted];

FEES, EXPENSES AND COSTS

11.1.4	the Administrative Agent, the Co-Lead Arrangers and the Lenders shall have received all fees which any of them is entitled to receive on or prior to the date of this Agreement under any agreement with the Cdn Borrower;

11.1.5	the Administrative Agent and the Co-Lead Arrangers shall have received full payment from the Cdn Borrower of the fees and expenses of Lenders’ Counsel which are billed through the date of this Agreement;

LEGAL OPINIONS

11.1.6	the Administrative Agent and the Co-Lead Arrangers shall have received the legal opinions of the Cdn Borrower’s Counsel addressed to the Finance Parties and Lenders’ Counsel. Such legal opinions shall cover such matters incident to the transactions contemplated by the Operative Documents as the Administrative Agent and the Co-Lead Arrangers may reasonably request, including the legality, validity, binding nature and enforceability of the Operative Documents;

COMPLIANCE/OTHER

11.1.7	the representations and warranties made by the Restricted Credit Parties under any of the Operative Documents are true and correct as at the date of this Agreement and will remain true and correct immediately following the making of the first Drawdown, rollover or conversion on or immediately after such date;

11.1.8	the Administrative Agent shall have received a Compliance Certificate setting forth the calculations required to establish compliance with the Ratios as at

CREDIT AGREEMENT – PAGE 48

March 31, 2012 and confirming the absence of any Material Adverse Effect since September 30, 2011;

11.1.9	the Administrative Agent shall have received a Certificate of Officer, it being understood that such certificate may address certain additional matters of fact;

11.1.10	[intentionally deleted];

11.1.11	the Administrative Agent and the Co-Lead Arrangers shall have received a sources and uses statement substantially in the form attached hereto as Schedule W;

11.1.12	the Administrative Agent and the Lenders shall have received all applicable “know-your-client” and anti- money laundering rules and regulations information;

11.1.13	no Default shall have occurred and be continuing;

SCHEME DOCUMENTS

11.1.14	the Administrative Agent and the Co-Lead Arrangers shall have received drafts of the Scheme Press Release and the Co-Operation Agreement; and

11.1.15	[intentionally deleted].

11.2	Documentary Conditions Precedent to Initial Advances

(A) In respect of Sections 11.2.1, 11.2.2, 11.2.3, 11.2.4 and 11.2.7, on or before the earlier of (y) the date that is 30 days after the date of this Agreement, and (z) the date of the initial Advance under the Term Loan Credit Facility, and (B) in respect of all other Sections in this Section 11.2, the date of the initial Advance under the Term Loan Credit Facilities, the Borrower shall deliver or cause to be delivered to the Administrative Agent, in form and substance satisfactory to it the following documents or take or make the following actions (provided that (i) for greater certainty, the taking of the following actions and the delivery of the following documents shall not be a condition to the making of any Certain Funds Advance; (ii) failure to take the following actions or deliver any of the following documents prior to the making of the initial Advance shall be an Event of Default hereunder; and (iii) immediately upon the expiry of the Certain Funds Period all rights, remedies and entitlements in respect of such Event of Default shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Certain Funds Period):

CORPORATE MATTERS

11.2.1	the Administrative Agent shall have received:

11.2.1.1	true and complete copies of the constitutive documents, charter and by-laws of each Borrower and each of the Restricted Credit Parties;

CREDIT AGREEMENT – PAGE 49

11.2.1.2	true and complete copies of the resolutions of the board of directors, the executive committee, the shareholders or the shareholders committee, the partners or partners committee, as appropriate, authorizing or ratifying the execution and delivery of, and the performance by each Borrower and each of the Restricted Credit Parties of its obligations under the Operative Documents to which it is a party and stating the offices of the Responsible Officers or other Persons who are, as appropriate, authorized to sign such documents;

11.2.1.3	a certificate stating the name, office and the true signature of each Responsible Officer or other individual as appropriate, of each Borrower and each of the Restricted Credit Parties executing the Operative Documents;

11.2.1.4	in respect of the Borrowers and each Restricted Credit Party, a certificate of good standing (including, where appropriate, a certificat d’attestation) or the equivalent thereof from the jurisdiction of its organization in respect of such Borrower and each such Restricted Credit Party issued by the appropriate authorities in its jurisdiction of organization;

MATTERS RELATING TO LIENS AND GUARANTEES

11.2.2	the Administrative Agent shall have received satisfactory evidence that, by no later than the date of the initial Advance under the Term Loan Credit Facilities, it shall receive releases, discharges and mainlevées with respect to all Liens, if any, other than Permitted Liens, affecting any of the Restricted Credit Parties or their assets, duly executed by all of the Persons who benefit from such Liens, if any, or have been granted security on such Liens, if any, or a satisfactory evidence that all Debt that was secured or purported to be secured by such Liens has been paid in full and that no further Debt may in any way be secured by such Liens;

11.2.3	the Administrative Agent shall have received a Guarantee Agreement duly executed by the Borrowers and each of the Authorized Restricted Subsidiaries;

11.2.4	the Administrative Agent shall have received a certificate, substantially in the form of the one attached hereto as Schedule “E”, duly executed by one (1) Responsible Officer of the Borrowers and each of the Restricted Credit Parties;

FEES, EXPENSES AND COSTS

11.2.5	the Administrative Agent, the Co-Lead Arrangers and the Lenders shall have received all fees which any of them is entitled to receive on or prior to the date of the initial Advance under the Credit Facilities under any agreement with the Cdn Borrower;

CREDIT AGREEMENT – PAGE 50

11.2.6	the Administrative Agent and the Co-Lead Arrangers shall have received full payment from the Cdn Borrower of the fees and expenses of Lenders’ Counsel which are billed through the date of the initial Advance under the Credit Facilities;

LEGAL OPINIONS

11.2.7	the Administrative Agent shall have received the legal opinions of the Borrowers’ and each of the Restricted Credit Parties’ Counsel addressed to the Finance Parties and Lenders’ Counsel. Such legal opinions shall cover such matters incident to the transactions contemplated by the Operative Documents as the Administrative Agent may reasonably request, including (i) the legality, validity, binding nature and enforceability of the Operative Documents, and (ii) the conflicts of laws rules governing the enforceability of foreign judgments and the recognition of foreign Law;

COMPLIANCE

11.2.8	the representations and warranties made by the Borrowers and each of the Restricted Credit Parties under any of the Operative Documents are true and correct as at the date of this Agreement and will remain true and correct immediately following the making of the first Drawdown, rollover or conversion on or immediately after such date;

11.2.9	the Administrative Agent shall have received a Compliance Certificate setting forth the calculations required to establish compliance with the Ratios as at the last day of the financial quarter immediately preceding the date of the Initial Advance under the Term Loan Credit Facilities (calculated on a pro forma basis after giving effect to the UK Target Acquisition and the incurrence of indebtedness in connection therewith) and confirming the absence of any Material Adverse Effect since September 30, 2011;

11.2.10	the Administrative Agent shall have received a Certificate of Officer, it being understood that such certificate may address certain additional matters of fact;

11.2.11	the Administrative Agent shall have received a certificate of a Responsible Officer of the Cdn Borrower certifying (without personal liability of such Responsible Officer) that the entering into of this Agreement and the other Operative Documents, the completion of the UK Target Acquisition and the making of the Advances contemplated hereunder will not constitute or result in any default or event of default under (A) the Existing Revolving Credit Agreement (other than the Required Amendments), or (B) the 2011 Note Purchase Agreement, or (C) the 2004 Note Purchase Agreement;

11.2.12

the Administrative Agent and the Co-Lead Arrangers shall have received a structure chart which shows the Cdn Borrower and its subsidiaries assuming the effective date of the Scheme has occurred and identifying each “Restricted

CREDIT AGREEMENT – PAGE 51

Subsidiary”, each “Pledged Restricted Subsidiary” and each “Permitted Pledgor”; and

11.2.13	no Default shall have occurred and be continuing.

11.3	UK Target Acquisition Related Conditions

The obligation of each Lender to make its initial Advance under any Credit Facility or otherwise give effect to any Drawdown Notice hereunder shall be subject to satisfaction of each of the UK Target Acquisition Related Conditions.

11.4	General Conditions

Subject to and upon compliance with all of the relevant terms and conditions of this Agreement, at any time and from time to time (i) during the Revolving Period, the Cdn Borrower can request an Advance, conversion or rollover under the Cdn Revolving Facility and the Cdn Swingline Facility and the US Borrower can request an Advance, conversion or rollover under the US Revolving Facility and the US Swingline Facility only; and (ii) at any time prior to the expiry of the period set forth in Section 2.7.8, the Cdn Borrower can request an Advance under the applicable Term Loan Credit Facility, in each case, if, on the requested Borrowing Date:

11.4.1	where a Draw Request or a Conversion Request is required, the Administrative Agent and, in the case where an LC is requested to be issued, the relevant LC Issuing Lender, shall have received such Draw Request or Conversion Request, in each case, within the delays herein provided;

11.4.2	the representations and warranties made by the Restricted Credit Parties under the Operative Documents are true and correct as of the date of such requested Advance, conversion or rollover and will remain true and correct immediately following the making of such Advance, conversion or rollover;

11.4.3	in the case an LC is requested to be issued, the appropriate LC Issuing Lender shall have received concurrently with such Draw Request or Conversion Request all documents and information as it may consider necessary as to the beneficiary of such LC and to the conditions under which it shall become obliged to make payments thereunder so that it can prepare the appropriate form thereof; and

11.4.4	no Default shall have occurred and be continuing.

11.5 Certain Funds

11.5.1

Subject to Section 11.3, during the Certain Funds Period, the Lenders will only be obliged to comply with a Draw Request under Clause 11.4 (or otherwise provide an Advance hereunder) in relation to a Certain Funds Advance, if on the date of the Draw Request and on the proposed Drawdown Date: (i) no Major Default is

CREDIT AGREEMENT – PAGE 52

continuing or would result from the proposed Advance; and (ii) all the Major Representations are true.

11.5.2	During the Certain Funds Period (save in circumstances where, pursuant to Section 11.5.1 above, a Lender is not obligated to comply with a Draw Request under Clause 11.4 (or otherwise provide an Advance hereunder)), none of the Finance Parties shall be entitled to: (i) cancel any of its Commitments to the extent to do so would prevent or limit the making of a Certain Funds Advance; (ii) rescind, terminate or cancel this Agreement or exercise any similar right or remedy or make or enforce any claim under the Operative Documents it may have to the extent to do so would prevent or limit the making of a Certain Funds Advance; (iii) refuse to participate in the making of a Certain Funds Advance; (iv) exercise any right of set-off or counterclaim in respect of a Certain Funds Advance to the extent to do so would prevent or limit the making of a Certain Funds Advance; or (v) cancel, accelerate or cause repayment or prepayment of any amounts owing under this Agreement or under any other Operative Document to the extent to do so would prevent or limit the making of a Certain Funds Advance, provided that immediately upon the expiry of the Certain Funds Period all such rights, remedies and entitlements shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Certain Funds Period.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES

To induce the Lenders to make the Facilities available to the Borrowers, the Borrowers solidarily represent and warrant to and in favour of the Lenders as follows:

12.1	Existence

Each Restricted Credit Party is a corporation, general or limited partnership or other legal person duly and validly incorporated or formed, organized and existing under the Laws of its jurisdiction of organization disclosed in Schedule “F” and has the legal capacity to own its Business Assets and to carry on its business in each jurisdiction in which its Business Assets are located or it carries on business.

12.2	Authority and Enforceability

Each Restricted Credit Party has the legal capacity to enter into the Operative Documents to which it is a party and do all acts and things and execute and deliver all agreements, documents and instruments as are required thereunder to be done, observed or performed by it in accordance with the terms and conditions thereof, and each Operative Document to which such Restricted Credit Party is a party constitutes a valid and legally binding obligation enforceable against it in accordance with its terms, subject only, with respect to the performance by such Restricted Credit Party of its obligations under each such Operative Document and the enforceability of each such Operative Document, to bankruptcy, insolvency, winding-up, dissolution, administration, reorganization, arrangement or other Applicable Laws affecting the enforcement

CREDIT AGREEMENT – PAGE 53

of creditors’ rights in general and to general principles of equity under which specific performance and injunctive relief may be refused by a court in its discretion.

12.3	Due Authorization

Each Restricted Credit Party has taken all necessary action to authorize the execution and delivery of each Operative Document to which it is a party, the creation and performance of its obligations thereunder and the consummation of the transactions contemplated in the Operative Documents to which it is a party.

12.4	Due Execution

Each Restricted Credit Party has duly executed and delivered each Operative Document to which it is a party.

12.5	Validity of Loan Documents – Non-Conflict

None of the authorization, execution, delivery or performance of the Operative Documents by any Restricted Credit Party, nor the consummation of any of the transactions contemplated in the Operative Documents to which such Restricted Credit Party is a party:

12.5.1	requires any Authorization to be obtained or Registration to be made (except such as have already been obtained or made and are now in full force and effect and those not yet required to be obtained or made and to be in full force and effect);

12.5.2	conflicts with, contravenes or gives rise to any default under (i) any of the articles (or equivalent or analogous organization documents) or by-laws or resolutions of the directors, shareholders or partners of such Restricted Credit Party, (ii) the provisions of any indenture, instrument, agreement or undertaking to which such Restricted Credit Party is a party or by which such Restricted Credit Party or any of its Business Assets are or may become bound, or (iii) any Applicable Law except, with respect to clauses (ii) and (iii) only, for such conflicts, contraventions and defaults, which, singly or in the aggregate, could not reasonably be expected to have a Material Adverse Effect; or

12.5.3	has resulted or will result in the creation or imposition of any Lien upon any of the Business Assets of such Restricted Credit Party other than any Pledge.

12.6	Absence of Litigation

There is no existing, pending or threatened Litigation against any Restricted Credit Party which could reasonably be expected to have a Material Adverse Effect. No event has occurred, and no state or condition exists, which could reasonably be expected to give rise to any such Litigation and there is no Award outstanding against any Restricted Credit Party which could reasonably be expected to have a Material Adverse Effect.

CREDIT AGREEMENT – PAGE 54

12.7	Financial Statements

Each financial report and Financial Statement delivered to the Lenders pursuant to or in connection with this Agreement has been prepared in accordance with GAAP (subject to year end audit adjustments, where applicable) and fairly presents in all material respects the financial information and the financial condition and results of operations contained therein as at their respective preparation dates.

12.8	Contingent Liabilities and Indebtedness

None of the Restricted Credit Parties has (i) any material contingent liabilities known to the Borrowers which are not disclosed or referred to in the most recent Financial Statements or otherwise disclosed to the Administrative Agent in writing, or (ii) incurred any Indebtedness which is not disclosed in or reflected in such Financial Statements, or otherwise disclosed to the Administrative Agent in writing, other than Indebtedness incurred in the ordinary course of business and Debt permitted hereunder.

12.9	Accuracy of Information

No information furnished by any Restricted Credit Party to the Lenders or the Agents in connection with any of the Operative Documents contains any material misstatement of fact or omits to state a material fact necessary to make the statements contained therein not misleading in light of the circumstances in which they were made and as of the date made. No undisclosed fact is currently known to the Restricted Credit Parties which has or may have a Material Adverse Effect which has not been specifically disclosed in writing to the Lenders or the Agents.

12.10	Accuracy of Forecasts

Each financial forecast and projection with respect to any Restricted Credit Party prepared by any Restricted Credit Party and furnished to the Lenders was based upon assumptions believed to be reasonable by the Restricted Credit Parties as of the date of preparation.

12.11	No Material Adverse Change

Since the date of the most recent audited consolidated Financial Statements of the Cdn Borrower furnished to the Lenders prior to the date of this Agreement, there has been no change which could reasonably be expected to have a Material Adverse Effect.

12.12	Compliance with Laws

Each Restricted Credit Party is in compliance in all material respects with all Applicable Laws, non-compliance with which could reasonably be expected to have a Material Adverse Effect.

12.13	All Authorizations Obtained and Registrations Made

All Authorizations and Registrations necessary or of advantage to permit each Restricted Credit Party to (i) execute, deliver and perform each Operative Document to which it is party and consummate the transactions contemplated thereby and (ii) own its Business Assets and carry on its business, have been obtained or effected and are in full force and effect and for such

CREDIT AGREEMENT – PAGE 55

Authorizations and Registrations not yet required to be obtained or made and, in the case of paragraph (ii) only, for such Authorizations and Registrations the failure to obtain, effect or to be in full force and effect could not reasonably be expected to have a Material Adverse Effect. Each Restricted Credit Party is in compliance with the requirements of all such Authorizations and Registrations and there is no Award outstanding or Litigation existing, pending or threatened which could result in the revocation, cancellation, suspension or any adverse modification of any of such Authorizations and Registrations.

12.14	ERISA

12.14.1	No Restricted Credit Party has breached the fiduciary rules of ERISA or engaged in any prohibited transaction in connection with which such Restricted Credit Party would be subjected to (in the case of any such breach) a suit for damages or (in the case of any such prohibited transaction) either a civil penalty assessed under Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code that, in any case, could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

12.14.2	No ERISA Event has occurred or is reasonably expected to occur that, when taken together with all other such ERISA Events for which liability is reasonably expected to occur, could reasonably be expected to result in a Material Adverse Effect. The present value of all accumulated benefit obligations under each Plan (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent Financial Statements reflecting such amounts, exceed by more than US$5,000,000 the fair market value of the assets of such Plan, and the present value of all accumulated benefit obligations of all underfunded Plans (based on the assumptions used for purposes of Statement of Financial Accounting Standards No. 87) did not, as of the date of the most recent Financial Statements reflecting such amounts, exceed by more than US$15,000,000 the fair market value of the assets of all such underfunded Plans.

12.14.3	Full timely payment has been made of all amounts, if any, which any Related Person is required under Applicable Law, the terms of each Plan or Multiemployer Plan, or any collective bargaining agreement to have paid as contributions to such Plan or Multiemployer Plan, and no accumulated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, exists or is reasonably expected to exist with respect to any Plan.

12.15	Canadian Pension Plans

Each Canadian Plan of the Restricted Credit Parties is in substantial compliance with all applicable pension benefits and Tax Laws. As of the date of the last completed actuarial evaluation, no Canadian Plan of the Restricted Credit Parties had any unfunded liability determined in accordance with all Applicable Laws and using assumptions and methods that are appropriate in the circumstances and in accordance with generally accepted actuarial principles

CREDIT AGREEMENT – PAGE 56

and practices in Canada in connection with an on-going Canadian Plan, except for any such unfunded liability that is being amortized in accordance with Applicable Laws. All contributions, including any special payments to amortize any unfunded liability, required to have been made in accordance with all Applicable Laws and the terms of each Canadian Plan have been made. No event has occurred and no condition exists with respect to any Canadian Plan that has resulted or is reasonably likely to result in any Canadian Plan being ordered or required to be wound up in whole pursuant to any applicable pension benefits Laws or having its registration revoked or refused for the purposes of any applicable pension benefits or Tax Laws or being placed under the administration of any relevant pension benefits regulatory authority or being required to pay any Taxes or penalties under any applicable pension benefits or Tax Laws except, in each case, as would not reasonably be expected to have a Material Adverse Effect. No event has occurred and no condition exists that has resulted, or could reasonably be expected to result, in any Restricted Credit Party being required to pay, repay or refund any amount (other than contributions required to be made or benefits or expenses required to be paid in the ordinary course) to or on account of any Canadian Plan or a current or former member thereof where such requirement to pay, repay or refund could reasonably be expected to have a Material Adverse Effect. No event has occurred and no condition exists that has resulted, or could reasonably be expected to result, in a payment being made out of a guarantee fund established under any applicable pension benefits Laws in respect of a Canadian Plan.

12.16	No Default

No Default has occurred which has not been disclosed to the Lenders or the Administrative Agent and either remedied (or otherwise ceased to be continuing) or expressly waived by the Lenders in writing.

12.17	Immovable and Real Property

Each Restricted Credit Party has a subsisting leasehold interest in, or good and marketable title to, in each case free and clear of all Liens, other than Permitted Liens, all of the immovable and real property leased or owned by it which are reflected in the latest consolidated Financial Statements of the Cdn Borrower provided to the Lenders, except for immovable or real property interests disposed since the date of those Financial Statements in compliance with the provisions of the Operative Documents.

12.18	Movable and Personal Property

Each Restricted Credit Party is the sole legal and beneficial owner of, free and clear of all Liens, other than Permitted Liens, all movable and personal property reflected as an asset in the latest consolidated Financial Statements of the Cdn Borrower provided to the Lenders, except for personal property disposed since the date of those Financial Statements in compliance with the provisions of the Operative Documents.

12.19	Intellectual Property

Each Restricted Credit Party owns or possesses, or has a license to or otherwise has the right to use, all patents, trademarks, service marks, trade names and copyrights, technology, know-how and processes, and all rights with respect to the foregoing, which are necessary for the operation

CREDIT AGREEMENT – PAGE 57

of its business as presently conducted and as currently proposed to be conducted without any known material conflict, to the best of its knowledge, with the rights of others, except those the failure to own or possess (or be licensed or otherwise have the right to use) could not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. The consummation of the transactions contemplated by the Operative Documents will not alter or impair in any material respect any such rights. To the best of the Restricted Credit Parties’ knowledge, none of the products of the Restricted Credit Parties infringes any patent, trademark, service mark, trade name, copyright, license or other right owned by any other Person in any manner that could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. No Litigation is pending or (to the best of the Restricted Credit Parties’ knowledge, after diligent inquiry) threatened against any Restricted Credit Party or affecting any Restricted Credit Party, contesting its rights to sell or use any product or material, which Litigation could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect. To the best of the Restricted Credit Parties’ knowledge, after diligent inquiry, there is no violation by any Person of any of its right with respect to any patent, trademark, trade name or service mark owned by any Restricted Credit Party or used by any Restricted Credit Party or used in connection with the assets of any Restricted Credit Party in any manner that could, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect.

12.20	Corporate Structure

Schedule “F” (as updated where applicable upon delivery of the structure chart provided by the Cdn Borrower pursuant to Section 11.2.12 and each Compliance Certificate) sets forth a complete and accurate list of all Subsidiaries of the Cdn Borrower (and after the delivery of the structure chart provided by the Cdn Borrower pursuant to Section 11.2.12 after giving effect to the UK Target Acquisition), indicating (i) the jurisdiction of organization of each such Subsidiary, (ii) whether such Subsidiary is a Restricted Subsidiary (and if less than all the Obligations of the Borrowers are guaranteed by such Restricted Subsidiary, a description of the Obligations guaranteed by such Restricted Subsidiary or a note to the effect that such Restricted Subsidiary is a Pledged Restricted Subsidiary), (iii) each Person holding ownership interests in each such Restricted Subsidiary and voting ownership interests in each Unrestricted Subsidiary, the nature of such ownership interests and the percentage of ownership of such Subsidiary represented by such ownership interests, (iv) any option or right, if any, granted by each such Subsidiary to any Person to acquire Capital Stock in such Subsidiary, (v) the location of the registered and chief executive offices of each such Subsidiary, and (vi) the exact name of each such Subsidiary.

12.21	Taxes

Each Restricted Credit Party has:

12.21.1	delivered or caused to be delivered, as and when required, all income, sales, goods and services and other returns for Taxes to the appropriate Governmental Authorities;

12.21.2

paid and discharged all Taxes payable by it when due except with respect to any such Tax which is being contested in good faith by appropriate proceedings and which is not required, by Applicable Law, to be paid prior to

CREDIT AGREEMENT – PAGE 58

such contestation and for which appropriate reserves have been provided in its books and as to which neither any Lien (other than a Permitted Lien) has attached nor any foreclosure, distraint, seizure, attachment, sale or similar proceedings shall have been commenced; and

12.21.3	made provision for appropriate amounts in respect of any Taxes likely to be exigible in accordance with GAAP;

and the charges, accruals and reserves on its books in respect of Taxes are adequate, in its judgement.

12.22	Solvency

As at the date of execution by each Restricted Credit Party of (i) the Credit Agreement (to the extent such Restricted Credit Party is a party thereto), and (ii) the Guarantee Agreement to which such Restricted Credit Party is a party, each Restricted Credit Party is Solvent. As at the date of the making of the initial Advance under the Term Loan Credit Facilities, the Cdn Borrower will be solvent.

12.23	Environment

With respect to environmental matters:

12.23.1	each Restricted Credit Party is in compliance with all Environmental Laws;

12.23.2	the Business Assets of each Restricted Credit Party are owned, leased, managed, controlled or operated in compliance with all Environmental Laws;

12.23.3	there are no existing, pending or, to the knowledge of the Restricted Credit Parties threatened:

(i)	claims, complaints, notices or requests for information received by any Restricted Credit Party with respect to any alleged violation by any Restricted Credit Party of or alleged liability of any Restricted Credit Party under any Environmental Law relating to any of the Business Assets of the Restricted Credit Parties, or

(ii)	orders from any Governmental Authority, including stop, Clean-Up or preventative orders, directions or action requests issued under Environmental Law which have been received by any Restricted Credit Party requiring any work, repair, Clean-up, construction or Capital Expenditures by any Restricted Credit Party with respect to any of the Business Assets of the Restricted Credit Parties;

12.23.4	except in compliance with Environmental Law, no Hazardous Materials have been generated, received, handled, used, stored, treated or shipped at or from, and there has been no release of Hazardous Materials at, on, from or under any of the Business Assets of any of the Restricted Credit Parties;

CREDIT AGREEMENT – PAGE 59

12.23.5	except in compliance with Environmental Law, as far as the Restricted Credit Parties are aware, none of the lands and premises comprising any of the Business Assets of the Restricted Credit Parties has been used for the disposal of waste or as a landfill or waste disposal site; and

12.23.6	no Restricted Credit Party has directly transported or directly arranged for the transportation of any Hazardous Materials to any location, except in compliance in all material respects with Environmental Law, with the exception of any matter or matters that could not reasonably be expected to, singly or in the aggregate, have a Material Adverse Effect.

12.24	Employee Relations

As of the date of this Agreement, no Restricted Credit Party nor any employees of the Restricted Credit Parties is subject to any collective bargaining agreement and no petition for certification or union election is pending with respect to employees of the Restricted Credit Parties and no union or collective bargaining unit has sought such certification or recognition with respect to employees of the Restricted Credit Parties. There are no strikes, slowdowns, lock-outs or stoppages pending or, to the best of the Restricted Credit Parties knowledge, threatened against any Restricted Credit Party and its employees, or any of them which could reasonably be expected to have a Material Adverse Effect.

12.25	Status Under Certain Statutes

None of the Borrowers nor any Subsidiary is, and, after giving effect to any Advance, no Borrower nor any Subsidiary will be:

12.25.1	an “investment company” or a company “controlled” by an “investment company” within the meaning of the United States Investment Company Act of 1940, as amended;

12.25.2	subject to regulation under the United States Public Utility Holding Company Act of 2005, as amended, the United States ICC Termination Act of 1995, as amended, or the United States Federal Power Act, as amended;

12.25.3	a Person or entity described by Section 1 of Executive Order 13224 of September 24, 2001 Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism, 66 Fed. Reg. 49,079 (2001), or to the best knowledge and belief of the Cdn Borrower and its Affiliates, a Person or entity who engages or will engage in any dealings or transactions, or are or will be otherwise associated, with any such Persons or entities; or

12.25.4	in violation of the Patriot Act, the Trading with the Enemy Act, or any of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B Chapter V, as amended) and any other enabling legislation or executive order relating thereto.

CREDIT AGREEMENT – PAGE 60

12.26	Federal Reserve Regulations

No Restricted Credit Party is engaged, directly or indirectly, principally or as one of its important activities, in the business of extending, or arranging for the extension of, credit for the purpose of purchasing or carrying margin stock (as defined in Regulation U). Neither the borrowing of any Advance hereunder, nor the use of the proceeds thereof, will violate or be inconsistent with the provisions of Regulation U, Regulation X or Regulation T.

12.27	Business

The Restricted Credit Parties specialize in the Core Business and other activities incidental or complementary thereto.

12.28	Foreign Assets Control Regulations and Anti-Terrorism and Money Laundering Laws

12.28.1	None of the Borrowers nor any of their respective Affiliates is:

12.28.1.1	an OFAC Listed Person;

12.28.1.2	a Person that is otherwise a sanctions target of the OFAC sanctions programs;

12.28.1.3	a Person described or designated in Section 1 of the Anti-Terrorism Order; or

12.28.1.4	a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly, (i) any Person or entity described in paragraphs 12.28.1.1, 12.28.1.2 or 12.28.1.3 or (ii) any Person, entity, organization, foreign country or regime that is subject to any U.S. economic or trade sanctions program administered or enforced by OFAC (each OFAC Listed Person and each other Person or entity described in this Section 12.28.1, a “Blocked Person”).

12.28.2	No part of the proceeds of the Loans constitutes or will constitute funds obtained on behalf of any Blocked Person or will otherwise be used, directly by the Borrowers or indirectly through any of their Affiliates, in connection with any investment in, or any transactions or dealings with, any Blocked Person.

12.28.3	To each of the Borrowers’ actual knowledge, after making due inquiry, none of the Borrowers nor any of their respective Affiliates:

12.28.3.1

is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any Applicable Law (collectively, and including the Proceeds of Crime (Money Laundering) and Terrorist

CREDIT AGREEMENT – PAGE 61

Financing Act (Canada), the Criminal Code (Canada) and all rules and regulations made under such Acts and any similar Law enacted in Canada or the United States of America, “Anti-Terrorism and Money Laundering Laws”);

12.28.3.2	has been assessed civil penalties under any Anti-Terrorism and Money Laundering Laws; or

12.28.3.3	has had any of its funds seized or forfeited in an action under any Anti-Terrorism and Money Laundering Laws. Each of the Borrowers has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that each Borrower and each of its Affiliates is and will continue to be in compliance with all Anti-Terrorism and Money Laundering Laws.

12.28.4	No part of the proceeds of the Loans will be used, directly or indirectly, for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organization or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage in violation of the United States Foreign Corrupt Practices Act of 1977. Each of the Borrowers has taken reasonable measures appropriate to the circumstances (in any event as required by Applicable Law) to ensure that each Borrower and each of its Affiliates is and will continue to be in compliance with all applicable anti-corruption laws and regulations applicable to it.

12.29	The Acquisition Documents

12.29.1	The UK Acquisition Documents: (i) are or will be in compliance in all material respects with the UK Code (subject to any waivers granted by the Panel); and (ii) contain or will contain all the material terms relating to the UK Target Acquisition as of the date of publication.

12.30	Repetition of Representations and Warranties

All statements contained in any certificate, financial statement, or other document delivered to the Agents or any of the Lenders by any Restricted Credit Party including or pursuant to or in connection with this Agreement or any other Operative Document shall constitute representations and warranties made under this Agreement. The representations and warranties made under this Agreement shall be deemed to be repeated by the Borrowers on each Borrowing Date by reference to the facts and circumstances then existing, it being understood that to the extent such representations and warranties relate to a specifically identified earlier date they shall be true and correct as of such earlier date.

CREDIT AGREEMENT – PAGE 62

12.31	Nature of Representations and Warranties

The representations and warranties made under this Agreement shall survive the execution and delivery of this Agreement, the making of each Advance and any conversion or rollover pursuant to Article 7 notwithstanding any investigation or examination which may be made by any Finance Party or Lenders’ Counsel and the Finance Parties shall be deemed to have relied on such representations and warranties in the making of each Advance and any such conversion or rollover.

ARTICLE 13

GENERAL COVENANTS

So long as any Loan or any other amount payable hereunder is outstanding and unpaid or any of Borrowers shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled), and unless the Administrative Agent, acting in accordance with the instructions of the Required Lenders, shall otherwise consent in writing, the Borrowers hereby solidarily covenant that:

13.1	Preservation of Existence, etc.

Each Restricted Credit Party will (i) subject to Section 15.4, preserve and maintain its existence, and (ii) preserve and maintain all Authorizations and Registrations necessary or required in the normal conduct of its business and qualify and remain qualified and authorized to do business in each jurisdiction in which it carries on business or owns or leases Business Assets except, in all cases contemplated in this clause (ii), where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

13.2	Preservation of Authorizations

Each Restricted Credit Party will maintain, and take all actions necessary to maintain, in full force and effect the action taken by it to authorize the execution, delivery and performance in accordance with their respective terms of each of the Operative Documents to which it is a party and the consummation of the transactions contemplated by each one thereof.

13.3	Obtain Authorizations

Each Restricted Credit Party will obtain and maintain any Authorization of or from any Governmental Authority which may be or become necessary or required in order that it may (y) carry on its business as contemplated in Section 12.27 and (z) fulfil its obligations under each of the Operative Documents to which it is a party.

13.4	Business, Compliance with Applicable Law

Each Restricted Credit Party will engage principally in the business referred to in Section 12.27 and carry on and conduct its business in a proper and efficient manner so as to preserve and protect the earnings, incomes and profits therefrom and comply with all requirements of Applicable Law, and the terms and conditions of all Authorizations necessary or required in the normal conduct of its business, and in order to complete any Permitted Acquisition, provided,

CREDIT AGREEMENT – PAGE 63

however, that nothing herein shall require it to comply with the requirements of any Applicable Law or the terms or conditions of any Authorization so long as non-compliance could not reasonably be anticipated to (i) have a Material Adverse Effect, or (ii) prevent or impose adverse conditions on any Permitted Acquisition.

13.5	Keeping of Records

Each Restricted Credit Party will keep or cause to be kept, proper and lawful records and books of account and make or cause to be made therein, true and faithful entries of all dealings and transactions in relation to its business, all in accordance with GAAP applied on a consistent basis.

13.6	Insurance

Each Restricted Credit Party will insure and keep insured its property, assets and business, and will maintain business interruption and civil liability insurance, in each case for such coverage as a prudent administrator would obtain in the case of similar property, assets and business, provided that any such insurance shall not contain any co-insurance provisions which would require such Restricted Credit Party to become co-insurer save and except to the extent any such co-insurance provisions would be customary for companies carrying on businesses similar to that being carried on by such Restricted Credit Party. Each Restricted Credit Party will duly and punctually pay or cause to be paid the premiums and other sums of money payable in connection with such insurance.

13.7	Payment of Taxes and Claims

Each Restricted Credit Party will pay and discharge all Taxes imposed upon it or upon its income, capital or profits or upon any properties belonging to it prior to the date on which penalties attach thereto, and all lawful claims for rents, labour, materials and supplies which, if unpaid, might become a Lien upon any of its properties; provided, however, that no such Tax, to the extent permitted by Applicable Law, need be paid which is being contested in good faith by appropriate proceedings and for which appropriate reserves shall have been set aside on the appropriate books, but only so long as such Tax does not become a Lien, other than a Permitted Lien and no Default occurs as a result thereof.

13.8	Visits and Inspections

Upon five (5) Business Days prior written notice, each Restricted Credit Party shall permit representatives of any of the Finance Parties to visit and inspect its properties during normal business hours, inspect and make extracts from and copies of its books and records and discuss with its principal officers its business, assets, liabilities, financial position, results of operations and business prospects, it being agreed that the costs and expenses relating to such visits and inspections shall be for the account of the Lenders if no Default exists at the time same are made.

CREDIT AGREEMENT – PAGE 64

13.9	Payment of Legal and Other Fees and Disbursements

The Borrowers solidarily covenant to pay upon demand all reasonable legal, notarial, consulting and professional fees and disbursements or any out of pocket costs and expenses incurred from time to time by the Finance Parties or any one thereof, in connection with:

13.9.1	the negotiation, preparation and delivery of this Agreement, the other Operative Documents as well as any amendment, restatement, supplement or other modification to be made to any of the foregoing at any time and from time to time;

13.9.2	any Registrations made in connection with the Operative Documents;

13.9.3	any advice sought by the Agents, the Lenders or any one thereof on the construction of this Agreement, any of the other Operative Documents or in anticipation of the exercise of or for the purpose of determining whether or not to exercise any or all of their rights and recourses under the Operative Documents;

13.9.4	the collection of any moneys due under the Operative Documents or ensuring compliance with the provisions of the Operative Documents;

13.9.5	any disagreement as to the meaning of any provision of the Operative Documents or any Litigation arising under or in connection with the Operative Documents;

13.9.6	the exercise of the rights of visits and inspections contemplated in Section 13.8 at any time where a Default has occurred and is continuing; and

13.9.7	the legal fees incurred in connection with any Assignment;

provided, however, that, prior to the exercise by the Lenders of their rights under Article 17 or the occurrence of any Insolvency Event, the obligations of the Borrowers under this Section as they relate to legal fees and disbursements, shall be limited only to the legal fees and disbursements charged or to be charged by Lenders’ Counsel.

13.10	Transactions with Affiliates

Each Restricted Credit Party will cause all material agreements or transactions to be entered into from time to time, as between such Restricted Credit Party and any one or more of its Affiliates or Subsidiaries (other than the Borrowers and Solvent Authorized Restricted Subsidiaries), to be negotiated and concluded on an arm’s length basis for fair market value on commercially reasonable market terms prevailing from time to time in the industry (including as to payment terms).

13.11	Federal Reserve Regulations

No portion of any Loan is to be used in violation of Regulation U. If requested by any Lender or the Administrative Agent, the Borrowers shall furnish to the Administrative Agent and each

CREDIT AGREEMENT – PAGE 65

Lender a statement in conformity with and to the extent required by the requirements of FR Form G-3 or FR Form U 1 referred to in Regulation U

13.12	Offer Conversion

The Cdn Borrower shall procure that UK Bidco shall initiate the UK Target Acquisition pursuant to a Scheme. Subject to the consent of the Panel, the Co-Lead Arrangers and the Majority Lenders, the Cdn Borrower, on behalf of UK Bidco, may, before the Scheme Date, give written notice (an “Offer Conversion Notice”) to the Administrative Agent that it intends to withdraw the Scheme and to launch an Offer. Notwithstanding the foregoing, the consent of the Majority Lenders shall not be required to withdraw the Scheme and launch an Offer if (i) the Offer is recommended by the board of directors of the UK Target, (ii) the Offer is on substantially the same terms and conditions as the Scheme; and (iii) the Offer includes a minimum tender condition of not less than 90 per cent in value of each class of the shares (including options and equivalent or similar securities) to which the Offer relates and, where the shares are voting shares, not less than 90 per cent of the voting rights carried by those shares (or, in each case, if required by the Panel and agreed to by the Co-Lead Arrangers, such lesser percentage (being at least 75%) as the Panel specifies). The Cdn Borrower shall procure that UK Bidco shall within 28 days of the date of the Offer Conversion Notice (or such longer period as permitted by the Panel) withdraw the Scheme and issue an Offer Press Release (such actions together being an “Offer Conversion”).

13.13	Scheme Undertakings/Offer Undertakings

Comply with each of the Scheme Undertakings and/or Offer Undertakings, as applicable.

ARTICLE 14

FINANCIAL AND INFORMATION COVENANTS

So long as any Loan or any other amount payable hereunder is outstanding and unpaid or any Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled) and unless the Administrative Agent, acting in accordance with the instructions of the Required Lenders, shall otherwise consent in writing, the Borrowers solidarily covenant and agree that:

14.1	Maintenance of Ratios

The Cdn Borrower shall maintain at all times the following ratios tested on a quarterly basis, on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2):

14.1.1	a Leverage Ratio not greater than 3.00 to 1.00. Notwithstanding the foregoing, following a Permitted Acquisition in an amount exceeding Cdn$150,000,000, the Leverage Ratio may increase to a level not exceeding 3.50 to 1.00 for a period of twelve (12) months following such Permitted Acquisition;

CREDIT AGREEMENT – PAGE 66

14.1.2	an Interest and Rent Coverage Ratio of not less than 1.50:1.00.

14.2	Tangible Net Assets and Revenues of Restricted Group

The Tangible Net Assets of the Restricted Group and the reported combined revenues of the Restricted Group shall, at all times, never be less than 75% of the Tangible Net Assets of the Cdn Borrower and the Revenues of the Cdn Borrower. If, at any time:

14.2.1	the Tangible Net Assets of the Restricted Group as at the last day of any Test Period are less than 75% of the Tangible Net Assets of the Cdn Borrower as at such last day of such Test Period; or

14.2.2	the reported combined revenues of the Restricted Group for such Test Period are less than 75% of the Revenues of the Cdn Borrower for such Test Period;

then the Cdn Borrower shall, within ten (10) days of such determination, designate one or more Subsidiaries to become Restricted Subsidiaries in order to comply with this covenant, and shall complete all necessary documentation within a further 20-day delay or such longer delay as may be agreed to by the Administrative Agent, acting in accordance with the instructions of the Majority Lenders. Any such designation shall be made in accordance with and subject to the terms and conditions set forth in Sections 10.2, 10.3 and 10.4.

In addition to and without in any way limiting the foregoing, where at any time:

(i)	both the Tangible Net Assets of the Restricted Group as at the last day of any Test Period and the reported combined revenues of the Restricted Group for such Test Period are, in each case, greater than 85% of the Tangible Net Assets of the Cdn Borrower as at such last day of such Test Period and the Revenues of the Cdn Borrower for such Test Period, respectively, then all the Ratios shall be calculated, as at the end of such Test Period, for all purposes of this Agreement, on a Consolidated Basis; and

(ii)	either the Tangible Net Assets of the Cdn Borrower as at the last day of any Test Period or the reported combined revenues of the Restricted Group for such Test Period are equal to or less than 85% of the Tangible Net Assets of the Cdn Borrower as at such last day of such Test Period and the Revenues of the Cdn Borrower for such Test Period, respectively, then all the Ratios shall be calculated, as at the end of such Test Period, for all purposes of this Agreement, on an Adjusted Consolidated Basis.

14.3	Quarterly Financial Statements and Information

Within sixty (60) days after the end of each of the first three (3) fiscal quarters in each of the fiscal years of the Cdn Borrower, the Cdn Borrower shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.3.1	the management prepared Financial Statements of the Cdn Borrower on a Consolidated Basis, together with the supporting schedules, setting forth, in

CREDIT AGREEMENT – PAGE 67

comparative form, the figures for the corresponding period of the previous fiscal year;

14.3.2	the management prepared Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis, together with the supporting schedules; and

14.3.3	a Compliance Certificate.

14.4	Annual Financial Statements and Information

Within 90 days after the end of each fiscal year of the Cdn Borrower, the Cdn Borrower shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.4.1	the audited consolidated Financial Statements of the Cdn Borrower for such fiscal year as audited by a national firm of chartered accountants of recognized standing and accompanied by such auditors’ report which must not contain any expression of any material concern as to whether or not such Financial Statements do present fairly the financial position of the Cdn Borrower as at the end of such fiscal year, and setting forth in comparative form, the figures for the previous fiscal year;

14.4.2	the management prepared Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis for such fiscal year, together with the supporting schedules; and

14.4.3	a Compliance Certificate.

14.5	Business Plan and Budget Information

No later than 90 days after the beginning of each fiscal year of the Cdn Borrower, the Cdn Borrower shall furnish to the Administrative Agent, by electronic mail, one (1) copy of the budget and the forecasted statements of earnings, retained earnings, shareholders’ equity and cash flows of the Cdn Borrower for such fiscal year, in each case on a Consolidated Basis, with all reasonable explanations and copies of the information and assumptions upon which such budget and forecasted statements are based.

14.6	Notice of Acquisition

The Cdn Borrower shall advise the Administrative Agent forthwith of, and in any event not less than five (5) Business Days prior to, any proposed utilization of the Facilities for any Acquisition where the amount of the proposed utilization, together with any Debt assumed in connection with such Acquisition, exceed 10% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, and shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.6.1	notification of the Acquisition and information with respect to its purchase price;

CREDIT AGREEMENT – PAGE 68

14.6.2	historical audited financial statements of the target of the Acquisition (the “Target”), or, if not available, as set out in unaudited financial statements or in any other information that has been reviewed;

14.6.3	(i) if EBITDA and EBITDAR of the Target is included in the calculation of EBITDA and EBITDAR, a balance sheet, income statement and statement of cash flows of the Cdn Borrower on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), or (ii) if EBITDA and EBITDAR of the Target is not included in the calculation of EBITDA and EBITDAR, a balance sheet of the Cdn Borrower on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), in all cases, taking into consideration the Acquisition and showing the projected impact of the Acquisition both currently and for the immediately succeeding year, including compliance with the Ratios on a Pro Forma Basis; and

14.6.4	an Acquisition Certificate.

14.7	Notice of Customer Contract

The Cdn Borrower shall advise the Administrative Agent forthwith of, and in any event not less than five (5) Business Days prior to, any proposed utilization of the Facilities for the financing of any Customer Contract where the amount of the proposed utilization, together with any Debt assumed in connection with such Customer Contract, exceed 10% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted and shall furnish to the Administrative Agent, by electronic mail, one (1) copy of:

14.7.1	notification of the Customer Contract and information with respect to its financing;

14.7.2	balance sheet and income statement of the Cdn Borrower, on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), taking into consideration the Customer Contract and showing the projected impact of the Customer Contract both currently and for the immediately succeeding year, including compliance with the Ratios on a Pro Forma Basis; and

14.7.3	a Customer Contract Certificate.

14.8	Other Information

The Borrowers shall furnish to the Administrative Agent:

14.8.1

after the sending or filing thereof, copies of all reports, notices, prospectuses and registration statements which the Cdn Borrower or any other Restricted Credit Party files with the Toronto Stock Exchange, the Securities and Exchange Commission or any other securities exchange, securities commissions or similar governmental authority or commissions and which are

CREDIT AGREEMENT – PAGE 69

not available on SEDAR, EDGAR or the website of the Cdn Borrower on the internet at http://www.cgi.com; it being understood that any posting on SEDAR, EDGAR or such website of the Cdn Borrower shall constitute sufficient delivery for the purposes of this subsection 14.8.1;

14.8.2	upon receipt thereof, copy of each special audit made by independent accountants of the books of any Restricted Credit Party;

14.8.3	upon each request from the Administrative Agent, such other data, certificates, reports, statements, documents or further information regarding the business, assets, liabilities, financial position, results of operations or business prospects of any Restricted Credit Party as the Administrative Agent may reasonably request, provided that the Borrowers shall not be required to disclose information pursuant to this subsection if the disclosure of such information in the written opinion of the Restricted Credit Parties’ Counsel furnished to the Administrative Agent and the Lenders at the Borrowers’ expense or, solely in the case of (ii) below, as advised in writing by an appropriate official of the Toronto Stock Exchange or the New York Stock Exchange, (i) would be prohibited by Applicable Law or by the terms of an obligation of confidentiality comprised in any agreement binding on the Borrowers, their Affiliates or any one thereof, or (ii) would require any Borrower to make public disclosure of such information to comply with any of its continuing obligations to the Toronto Stock Exchange or New York Stock Exchange (provided that, after receipt of such opinion, the Administrative Agent and the Lenders shall have been afforded an opportunity to meet with official(s) of the applicable exchange and such officials confirm to the Administrative Agent and the Lenders that the disclosure of such information by any Borrower to the Administrative Agent and the Lenders is so prohibited by the requirements of such exchange unless such Borrower publishes such information).

14.9	Notice of Litigation and Other Matters

The Borrowers shall furnish to the Administrative Agent prompt notice of the following events after any Restricted Credit Party has become aware thereof and has made a reasonable determination with respect thereto (which notice shall in any event be given within ten (10) Business Days after any Restricted Credit Party has become aware thereof):

14.9.1	the commencement of any Litigation against, or (to the extent known to any Restricted Credit Party) in any other way relating adversely to a Restricted Credit Party or any of its Business Assets which singly or when aggregated with all other such Litigations could have a Material Adverse Effect;

14.9.2	any event or events which, singly or in the aggregate, could have a Material Adverse Effect; and

14.9.3	any Default.

CREDIT AGREEMENT – PAGE 70

ARTICLE 15

NEGATIVE COVENANTS

So long as any Loan or any other amount payable hereunder is outstanding and unpaid or any Borrower shall have the right to borrow hereunder (whether or not the conditions to borrowing have been or can be fulfilled) and unless the Administrative Agent, acting in accordance with the instructions of the Required Lenders, shall otherwise consent in writing, the Borrowers hereby solidarily covenant that:

15.1	Liens

No Restricted Credit Party will create, incur, assume or suffer to exist any Lien upon or in respect of any of its present or future Business Assets other than Permitted Liens.

15.2	Indebtedness

No Restricted Subsidiary which is not an Authorized Restricted Subsidiary will incur, create, assume or suffer to exist any Debt except for:

15.2.1	Debt under this Agreement and the other Operative Documents;

15.2.2	Guarantees under the Existing Revolving Credit Agreement and the Note Purchase Agreements;

15.2.3	Debt secured by a Lien which is a Permitted Lien;

15.2.4	unsecured Debt that is pari passu with the Loans for an aggregate amount not exceeding Cdn$15,000,000, which Debt shall be used for the sole purpose of funding local payroll, cash management services and other local expenses (provided that the foregoing Cdn$15,000,000 amount shall be increased to Cdn$50,000,000 on the date that the Cdn Borrower shall have obtained a corresponding amendment to the 2004 Note Purchase Agreement and the 2011 Note Purchase Agreement, as applicable); and

15.2.5	Debt to the Borrowers or any Authorized Restricted Subsidiary.

15.3	Derivative Instruments

No Restricted Credit Party will enter into, be a party to or Guarantee any Derivative Instrument other than ISDA Contracts, and not for speculative purposes of any kind.

15.4	Amalgamations

No Restricted Credit Party will wind-up, liquidate or dissolve its affairs or enter into any transaction of amalgamation, merger or consolidation or convey, sell, alienate, lease or otherwise dispose of (or agree to do any of the foregoing, at any future time) all or substantially all of its Business Assets except for any amalgamation, merger or consolidation or any such sale,

CREDIT AGREEMENT – PAGE 71

alienation or other form of disposition between two or more Restricted Credit Parties provided that:

15.4.1	the Person formed by or surviving any such transaction shall have assumed, as primary obligor, by an agreement satisfactory in form and substance to the Administrative Agent or by operation of law, the Obligations (with delivery, in connection with such assumption, of such opinions of the Restricted Credit Parties’ Counsel as the Administrative Agent may reasonably request); and

15.4.2	immediately before and after such transaction, no Default exists.

15.5	Acquisitions and Investments

No Restricted Credit Party will make any Acquisition or Investment, in any manner whatsoever, directly or indirectly, other than Acquisitions or Investments which relate to activities which are substantially the same as one or more of the activities forming part of the Core Business. Notwithstanding the foregoing, no Restricted Credit Party will make any Investment (other than Investments in the Borrowers or the Authorized Restricted Subsidiaries) if a Default exists or would result therefrom. For greater certainty, Cash Equivalent Investments and investments of funds held for clients in Marketable Securities shall not constitute Investments for the purposes of this Section 15.5.

15.6	Distribution

The Cdn Borrower will not declare, set apart for payment or make any Distribution to any shareholder, Affiliate or holder of any option, warrant or right to purchase or acquire shares of its Capital Stock where any Default shall exist or would result from such Distribution.

15.7	Sale of Assets

No Restricted Credit Party will make any Asset Disposition, except for:

15.7.1	transactions made in the ordinary course of the carrying on its day to day business for cash or Cash Equivalent Investments;

15.7.2	Sale-Leaseback Transactions, Capital Leases and similar transactions not in excess of the amount permitted under clause 8 of the definition of Permitted Liens found in Schedule “B”;

15.7.3	Asset Dispositions by a Restricted Credit Party to any Borrower or any Authorized Restricted Subsidiary;

15.7.4

Asset Dispositions of assets acquired in a Permitted Acquisition to the extent that such assets are disposed of (i) immediately prior, concurrently with or immediately after such Permitted Acquisition, or (ii) within 12 months following such Permitted Acquisition in the case of any such assets which either do not form part of the Core Business or are otherwise identified and disclosed in writing to the Administrative Agent by the relevant Restricted Credit Party at the time of such Permitted Acquisition as being non-strategic,

CREDIT AGREEMENT – PAGE 72

in all cases, for cash or any other consideration payable in full upon completion of such disposition and which represents the fair market value thereof;

15.7.5	Asset Dispositions for fair market value to the extent that the Net Proceeds of such transaction are applied as follows:

(i)	for Asset Dispositions in any period of 12 consecutive months, having an aggregate book value or fair market value, whichever is greater, that does not exceed 10% of the Tangible Net Assets of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, the Restricted Credit Parties may apply the Net Proceeds thereof at their discretion;

(ii)	for Asset Dispositions in any period of 12 consecutive months, having an aggregate book value or fair market value, whichever is greater, that exceeds 10% but does not exceed 20% of the Tangible Net Assets of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, the Borrowers shall apply the Net Proceeds thereof, at the Borrowers’ election, to either or both of (A) within 12 months following such transaction, the purchase, acquisition or construction of assets (including Capital Stock) which are to be used in the Core Business of the Restricted Credit Parties or (B) not later than five (5) Business Days after the expiration of the 12-month period referred to in (A), the repayment or prepayment of Senior Indebtedness on a Pro Rata Basis in an amount equal to the Net Proceeds which at that time have not been used or applied to purchase, acquire or construct assets (including Capital Stock) as contemplated in clause (ii)(A) above;

(iii)	for Asset Dispositions in any period of 12 consecutive months, having an aggregate book value or fair market value, whichever is greater, that exceeds 20% of the Tangible Net Assets of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted, the Borrowers shall apply the Net Proceeds thereof which at that time have not been used or applied to purchase, acquire or construct assets (including Capital Stock) as contemplated in clause (ii)(A) above, not later than five (5) Business Days after such transaction, to the repayment or prepayment of Senior Indebtedness on a Pro Rata Basis, provided that concurrently with any such transaction, the Cdn Borrower shall have furnished to the Administrative Agent a Disposition Certificate;

15.7.6	the sale of accounts receivable in connection with a Securitization Program, in an aggregate amount (when added to the amount of any then-existing Securitization Program) that does not exceed, at any time, 60% of the Total Accounts Receivable of the Cdn Borrower, as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted.

CREDIT AGREEMENT – PAGE 73

15.8	Change of Year-End

The Cdn Borrower will not change its fiscal year-end or the end of any of its fiscal quarters except if required by GAAP and provided that the Administrative Agent, acting upon the instruction of the Majority Lenders, will act reasonably and in good faith in addressing any request from the Cdn Borrower to make any such change. On the date of this Agreement, the fiscal year-end of the Cdn Borrower is September 30.

15.9	Change in Business

No Restricted Credit Party will effect any material change in the nature of its business as described in Section 12.27.

15.10	Ownership of Shares and Subsidiaries

No Restricted Credit Party will permit the US Borrower or any Restricted Subsidiary to cease to be wholly-owned, directly or indirectly, by the Cdn Borrower, save and except (i) pursuant to an Asset Disposition permitted hereunder and then, only if all the Capital Stock of such Restricted Subsidiary is sold, and (ii) for any Pledged Restricted Subsidiary.

15.11	Accounting Treatment and Reporting Practices

No Restricted Credit Party will make any material changes in its accounting or reporting or financial reporting practices, except as required or preferred by GAAP, in which case such changes shall be promptly disclosed to the Administrative Agent.

15.12	Terrorism Sanctions Regulations

The Borrowers will not, nor will they permit any of their respective Affiliates to, become a Blocked Person or have any investments in, or finance or engage in any dealings or transactions with, any Blocked Person where such investments, dealings or transactions could reasonably be expected to result in any Lender being in violation of the laws and regulations referenced in Section 12.28.1, Section 12.25.4, Section 1 of the Anti-Terrorism Order or CISADA (as the same may be amended from time to time, or any successor or supplemental laws or regulations of similar substance).

ARTICLE 16

EVENTS OF DEFAULT

The occurrence of any one or more of the following events shall constitute an Event of Default (each such event being herein referred to as an “Event of Default”):

16.1	Non-Payment

Any Borrower fails to pay, when due, any amount of principal owed by it and outstanding hereunder or fails to pay interest or any other amount outstanding hereunder or under any other Operative Document within three (3) Business Days of the due date thereof.

CREDIT AGREEMENT – PAGE 74

16.2	Misrepresentation

Any representation or warranty made or deemed made by any Restricted Credit Party hereunder or in any other Operative Document is found to have been, when made or deemed made, either incorrect or substantially inaccurate with respect to a material aspect.

16.3	Ratio

The Cdn Borrower fails to maintain any Ratio in accordance with Section 14.1.

16.4	Negative Covenants

Any Restricted Credit Party fails to comply with the provisions of Article 15.

16.5	Breach of Other Covenants

Any Restricted Credit Party fails to perform or comply with any provision or obligation (other than those specifically referred to in the other Sections of this Article) contained in any Operative Document to which it is a party and such failure continues unremedied for a period of 30 days following the issuance to the Borrowers by the Administrative Agent of notice thereof.

16.6	Cross-Default

Any Restricted Credit Party defaults under any one or more agreements, documents or instruments relating to any Debt (other than any Debt due to the Lenders hereunder), the amount of which singly, exceeds Cdn$50,000,000 or, when aggregated with all such Debt in default by the Restricted Credit Parties, exceeds Cdn$50,000,000, provided that, if any legal or collection proceedings are commenced against any Restricted Credit Party, such Restricted Credit Party shall have the right to contest same in good faith and no Event of Default shall ensue provided that the Majority Lenders, once notified by the Borrowers through the Administrative Agent, are absolutely satisfied, in their complete discretion, that the repayment of the Loans and the ability of the Borrowers to service their Debt shall not be compromised.

16.7	Insolvency

An Insolvency Event shall have occurred with respect to any Restricted Credit Party.

16.8	Unsatisfied Awards

One or more Awards are rendered by a competent tribunal against any of the Restricted Credit Parties in an aggregate amount in excess of Cdn$25,000,000 (net of applicable insurance coverage pursuant to which liability is acknowledged in writing by the insurer, with a copy promptly provided to the Administrative Agent) and remains unsatisfied until the earlier of (a) 30 days following the date of such Award, or (b) the fifth (5th) Business Day before the date on which such Award becomes executory, or such longer period as may be agreed to by the Majority Lenders, in their absolute discretion; provided that the Lenders will permit any such Restricted Credit Party to contest such Award for the period necessary to conclude such contestation if at all times during such period: (x) such Restricted Credit Party appeals such Award and enforcement proceedings are suspended as a result of such appeal, (y) the amount of

CREDIT AGREEMENT – PAGE 75

any such Award, when added to the Cdn Borrower’s consolidated Debt as if the amount of such Award were Debt hereunder, would not cause the Cdn Borrower to breach any Ratio, and (z) the Restricted Credit Parties have the cash on hand or sufficient availability under the Facilities to pay the amount of such Award.

16.9	Enforcement Proceedings

Property of any of the Restricted Credit Party having a total value (calculated at the greater of book value and fair market value) of more than Cdn$10,000,000 is the object of a seizure or of a taking of possession or other legal proceeding by a creditor, provided that if such legal proceedings are commenced, any such Restricted Credit Party shall have the right to contest same in good faith and no Event of Default shall ensue provided that the Majority Lenders, once notified by the Borrowers through the Administrative Agent, are absolutely satisfied, in their complete discretion, that the repayment of the Loans and the ability of the Borrowers to service their Debt will not be compromised.

16.10	Enforceability of Operative Documents

If a court of competent jurisdiction shall render a judgment or order, or any Law, ordinance, decree or regulation shall be enacted, the effect of which is to render any material provision of any Operative Document invalid, not binding or unenforceable or if any Operative Document shall cease to be in full force and effect and valid and enforceable, provided that if such matter is (in the opinion of the Administrative Agent) capable of being remedied, the Restricted Credit Parties shall have failed, within 20 days thereafter to furnish or cause to be furnished to the Administrative Agent on behalf of the Lenders replacement documents adequately remedying the aforementioned effect, in the opinion of the Administrative Agent.

16.11	Material Adverse Change

In the opinion of the Lenders, acting in good faith, there occurs a change which has had or could reasonably be expected to have a Material Adverse Effect and the situation has not been remedied within ten (10) Business Days following the issuance to the Borrowers by the Administrative Agent of notice thereof.

16.12	Termination of Guarantees

Any Guarantee or any Pledge to be provided by any of the Restricted Credit Parties pursuant to the terms of this Agreement is or purports to be terminated by notice given under Article 2362 of the Civil Code of Québec or other Applicable Law, unless such termination is effected in the context of replacing a Restricted Subsidiary with another in accordance with the relevant provisions of this Agreement or, if despite such termination, no Default occurs under Section 14.2.

16.13	Change of Control

A Change of Control occurs.

CREDIT AGREEMENT – PAGE 76

16.14	Impermissible Qualification

The auditors of the Cdn Borrower qualify their opinion on the Financial Statements or in any notes to such Financial Statements in any material adverse respect.

16.15	ERISA Event

An ERISA Event shall have occurred that, in the opinion of the Majority Lenders, when taken together with all other ERISA Events that have occurred, could reasonably be expected to result in liability of the Restricted Credit Parties in an aggregate amount exceeding (i) US$10,000,000 in any year, or (ii) US$30,000,000 for all periods.

ARTICLE 17

REMEDIES

17.1	Termination and Acceleration

If an Event of Default shall have occurred and be continuing, the Administrative Agent may do any one or more of the following:

17.1.1	declare the whole or any item or part of the Facilities and the Commitments made hereunder to be cancelled, terminated or reduced, whereupon the Lenders shall not be required to make any further Advance hereunder in respect of such portion of the Facilities and Commitments so cancelled, terminated or reduced;

17.1.2	accelerate the maturity of all or any item or part of the Loans and declare them to be immediately due and payable, whereupon they shall be so accelerated and become so due and payable;

17.1.3	demand that the Cdn Borrower prepay the BA Liabilities then outstanding, whereupon the Cdn Borrower shall be obliged to prepay to the Administrative Agent the face amount of all outstanding BAs issued for its account notwithstanding that the holders of the outstanding BAs shall not have demanded payment or shall not then be entitled to do so;

17.1.4	demand that the Cdn Borrower prepay the Cdn Revolving LC Liabilities then outstanding whereupon the Cdn Borrower shall be obliged to prepay to the Administrative Agent the aggregate maximum liability of the Cdn LC Issuing Lender under the LCs issued under the Cdn Revolving Facility and then outstanding notwithstanding that the beneficiaries of such outstanding LCs shall not have demanded payment in whole or in part, or shall have demanded payment in part only or shall not then be entitled to do so;

17.1.5

demand that the US Borrower prepay the US Revolving LC Liabilities then outstanding whereupon the US Borrower shall be obliged to prepay to the Administrative Agent the aggregate maximum liability of the US LC Issuing Lender under the LCs issued under the US Revolving Facility and then

CREDIT AGREEMENT – PAGE 77

outstanding notwithstanding that the beneficiaries of such outstanding LCs shall not have demanded payment in whole or in part, or shall have demanded payment in part only or shall not then be entitled to do so;

17.1.6	demand payment under any Guarantee comprised in the Operative Documents;

17.1.7	suspend any rights of any Restricted Credit Party under any Operative Document, whereupon such rights shall be so suspended; and

17.1.8	take any other action, commence any other suit, action or proceeding or exercise such other rights as may be permitted by Applicable Law (whether or not provided for in any Operative Document) at such times and in such manner as the Administrative Agent may consider expedient, all without any additional notice, demand, presentment for payment, protest, noting of protest, dishonour, notice of dishonour or any other action being required other than those required by Law. If an Event of Default referred to in Section 16.7 occurs, the Facilities and the Commitments made thereunder shall immediately and automatically be terminated and cancelled and the Loans shall be accelerated and become immediately and automatically due and payable (including any obligations under LC Liabilities, notwithstanding that the beneficiaries of such outstanding LCs shall not have demanded payment in whole or in part or shall have demanded payment in part only or shall not then be entitled to do so) without any action on the part of the Administrative Agent or any other Finance Party or any other Person being required.

17.2	Distribution of Proceeds of Realization

Any Proceeds of Realization received by any one of the Finance Parties, shall be applied as follows:

17.2.1	firstly, to pay all fees due to and costs incurred by the Administrative Agent up to and including the day a payment is made to or Proceeds of Realization are retained by the Finance Parties under subsection 17.2.3;

17.2.2	secondly, to pay all Realization Costs incurred and paid by any one of the Finance Parties up to and including the day a payment is made to or Proceeds of Realization are retained by the Finance Parties under subsection 17.2.3;

17.2.3	thirdly, to pay to the Finance Parties (including Affiliates thereof parties to ISDA Contracts) the Obligations outstanding on the date any payment is made under this subsection 17.2.3; and

17.2.4	fourthly, to pay any surplus to or to the order of any Person, including the Borrowers which under Applicable Law may be entitled to receive same.

17.3	Pro Rata Sharing of Realization Costs

Until such time as the Realization Costs are paid in the manner contemplated in subsection 17.2.2, all Realization Costs incurred and paid by any one of the Finance Parties shall be shared by the Finance Parties on the basis of their respective Rateable Share.

CREDIT AGREEMENT – PAGE 78

17.4	Indemnities and Payments

Nothing herein contained shall be construed or interpreted as in any way obliging the Finance Parties to make any payment as provided for in this Agreement unless they or it are firstly supplied with such indemnifications as the Majority Lenders may consider to be necessary or desirable to protect and save the Finance Parties harmless from any liability or penalty for which any one thereof may become liable under any applicable Law as a result of making such payment.

17.5	Compensation and Set-Off

17.5.1	In addition to any rights now or hereafter granted under applicable Law and not by way of limitation of any such rights, upon the occurrence of an Event of Default, each Finance Party is hereby authorized by each of the Borrowers, at any time and from time to time, without notice to any of the Borrowers or to any other Person, any such notice being hereby expressly waived, to effect compensation, to set off and to appropriate and to apply any and all deposits (general or special, time or demand, including Indebtedness evidenced by certificates of deposit, in each case whether matured or unmatured), and any other Indebtedness at any time held or owing by such Finance Party to or for the credit or the account of a Borrower against and on account of the obligations and liabilities of any Borrower to such Finance Party under the Operative Documents, irrespective of whether or not the Agent shall have made any demand hereunder or shall have declared the Loans to be due and payable as permitted hereunder and although said obligations and liabilities, or any of them, shall be contingent or unmatured.

17.5.2	For the purposes of the application of this Section 17.5, each of the Borrowers and the Finance Parties agree that the benefit of any term applicable to any Finance Party’s deposit or other Indebtedness referred to in this Section 17.5 shall be lost immediately before the time when such Finance Party shall exercise its rights under this Section 17.5 in respect of such deposit or Indebtedness of such Finance Party.

17.5.3	Furthermore, in the exercise of its rights under this Section 17.5, where any Indebtedness of any Finance Party to a Borrower is not outstanding in the same currency as the Indebtedness of such or any other Borrower against which such Finance Party desires to exercise its rights under this Section 17.5, then such Finance Party may effect all currency conversions with respect to any such liability as it considers appropriate in accordance with its normal practices by using its own rate of exchange in effect on the Business Day preceding that on which it exercised its rights under this Section.

17.6	Recovery for the Finance Parties

Each Finance Party agrees that if it shall exercise any right under Section 17.5 or any other right of counterclaim, compensation, set-off, banker’s lien, realization of security, or similar right with respect to property of a Borrower or if, under any applicable bankruptcy, insolvency or other

CREDIT AGREEMENT – PAGE 79

similar Law, it receives a secured claim the security for which is a debt owed by it to a Borrower, the amount thereof shall constitute Proceeds of Realization under Section 17.2 and shall be dealt with in the same manner as therein provided as if a realization had occurred. All amounts thus recovered by any Finance Party shall promptly be delivered to the Administrative Agent for distribution. The provisions of this Section 17.6 shall not apply to the exercise of any such right of counterclaim, compensation, set-off, banker’s lien, realization of security or similar right with respect to property of a Borrower in favour of such Lender as regards any Indebtedness of such Borrower to such Lender, as the case may be, which would not constitute a part of the Obligations or the Loan of such Lender, as the case may be, or which was not created in furtherance of the Commitments of such Lender, as the case may be.

17.7	Notices

Save as otherwise expressly provided for herein, no notice or mise en demeure of any kind shall be required to be given to the Borrowers by the Administrative Agent or the other Finance Parties for the purpose of putting the Borrowers in default, the Borrowers being in default by the mere lapse of time allowed for the performance of an obligation or by the mere occurrence of any event constituting an Event of Default.

17.8	Dealings with the Borrowers

The Administrative Agent may grant extensions of time and other indulgences, take and give up securities, accept compositions, grant releases and discharges and otherwise deal with the Borrowers as the Required Lenders may see fit, without prejudice to the liability of the Borrowers or to the Finance Parties’ rights in respect of the security conferred upon them pursuant to the terms of the Operative Documents.

17.9	No Deemed Payment

Where any Finance Party, whether under the provisions of the Operative Documents or otherwise, receives or recovers from a Borrower an amount ultimately payable to it under the provisions of the Operative Documents, but as a consequence of the provisions of Sectio n 9.6 or 17.6 does not retain the totality of such amount, as between such Borrower, on the one hand, and that Finance Party, on the other hand, that excess amount not retained by such Finance Party shall be treated as not having been paid to such Finance Party for the purposes of this Agreement.

17.10	ISDA Contracts

In the event the Administrative Agent exercises any one of the rights referred to in Section 17.1, any Finance Party having entered into or whose Affiliate has entered into an ISDA Contract with any Restricted Credit Party shall have the right to claim from that Restricted Credit Party all amounts due under such ISDA Contract as a consequence of the exercise by such Finance Party or such Affiliate of its right to terminate such agreement under the terms thereof.

CREDIT AGREEMENT – PAGE 80

17.11	Finance Parties to Exercise Rights through Administrative Agent

Subject only to the extent that under the provisions of Article 18 and Article 19 a single Finance Party is affected and subject to the provisions of Sections 17.5 and 17.10, the Finance Parties shall only exercise their Rights, Remedies and/or Recourses with respect to the Operative Documents through the Administrative Agent.

ARTICLE 18

TAXES AND OTHER CHARGES

18.1	Payments without Deductions

18.1.1	The Borrowers solidarily agree to pay the Loans of each Finance Party in principal, interest, fees and accessories, free and clear of and without deduction or withholding for (i) any and all present and future Taxes (but excluding, however, withholding taxes imposed under FATCA as well as Taxes imposed upon such Finance Party (any such Finance Party shall be referred to herein as a “Taxed Party”) by the jurisdiction and political subdivision in which it or its relevant lending office may be located or under the Laws of which it may have been constituted) that may be imposed from time to time by any jurisdiction (including any jurisdiction from which payment is made) in connection with any amount required to be paid to such Finance Party pursuant to this Agreement or by any jurisdiction with respect to the preparation, execution, delivery, registration, performance, amendment or enforcement of this Agreement (all of the foregoing, other than the excluded items shall be collectively referred to herein as the “Local Taxes”), and (ii) any and all present and future Taxes that may be imposed from time to time by any jurisdiction with respect to the payment by the Borrowers of or the reimbursement by the Borrowers for any Local Taxes (all of the foregoing listed in clauses (i) and (ii) other than the excluded items shall be collectively referred to herein as the “Indemnified Taxes”). In the event that any Taxed Party shall have paid any Indemnified Taxes, which under the terms of this Section 18.1, the Borrowers are obliged to pay, the Borrowers solidarily covenant and agree to reimburse, upon demand, such Taxed Party on an after-tax-basis as contemplated in Section 18.2 for the amount of any such Indemnified Taxes so paid by the latter, with interest on such amount as contemplated in this Agreement, and any such reimbursement paid by the Borrowers shall benefit from and be subject to the provisions of this Section 18.1 and Section 18.2.

18.1.2

If a payment made to a Finance Party under this Agreement would be subject to U.S. federal withholding Tax imposed by FATCA if such Finance Party were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Finance Party shall deliver to the applicable withholding agent, at the time or times prescribed by law and at such time or times reasonably requested by such withholding agent, such documentation

CREDIT AGREEMENT – PAGE 81

prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the withholding agent as may be necessary for the withholding agent to comply with its obligations under FATCA, to determine that such Finance Party has or has not complied with such Finance Party’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this subsection 18.1.2, “FATCA” shall include any amendments made to FATCA after the date of this Agreement.

18.2	Payments of Additional Amounts

If any Borrower is at any time (x) required by Law to make any deduction or withholding in respect of any Indemnified Taxes from any amount payable under this Agreement or (y) prevented by operation of Law from paying, causing to be paid or reimbursing the payment of any Indemnified Taxes or (z) required to reimburse a Taxed Party for any Indemnified Taxes paid by the latter but which, under the terms hereof, such Borrower is obliged to pay, the Borrowers solidarily covenant and agree to pay such additional amounts as may be necessary in order that the net amounts retained by any Taxed Party, after any deduction or withholding, after the deduction of any such Indemnified Taxes not paid, caused to be paid or reimbursed by such Borrower, after the payment of such Indemnified Taxes by the Taxed Party and after any Taxes imposed on or measured by the net income, profit or capital of the Taxed Party as a result of its receipt of additional amounts hereunder, shall equal the net after-tax amounts which would have been retained by such Taxed Party if any deduction or withholding had not been made, if such Indemnified Taxes had been paid, caused to be paid or reimbursed by such Borrower, if such Indemnified Taxes had not been paid by the Taxed Party and if no additional amounts had been paid hereunder. Such additional amounts shall be paid (i) in the case of amounts payable as a result of a deduction or withholding from an amount payable under this Agreement, on the date the latter amount is payable, (ii) in the case of amounts payable as a result of the failure by a Borrower to pay or reimburse such Indemnified Taxes, on the earlier of the date on which such Indemnified Taxes are due and the fifth day following the receipt by such Borrower of a notice from the Taxed Party that such Indemnified Taxes have been paid by such Taxed Party,(iii) in the case of Indemnified Taxes paid by a Taxed Party and that a Borrower is obliged to pay, on demand from the Taxed Party and (iv) in the case of amounts payable as a result of Taxes imposed on or measured by the net income, profit or capital of any Taxed Party as a result of its receipt of additional amounts hereunder, on the fifth day following the receipt by the Borrowers of a request therefor by such Taxed Party. Upon request from a Borrower, the Taxed Party claiming payment of Indemnified Taxes under the provisions of this Section shall provide such Borrower with such information and documentation as such Borrower may reasonably request.

18.3	Increase in Interest Rates

If a Borrower is prevented by operation of Law from paying or causing to be paid any amount required to be paid by Section 18.2, the Borrowers solidarily covenant and agree to pay as additional interest payable under this Agreement an amount equal to such required amount, on the applicable Interest Payment Date if such amount is in respect of interest or, if otherwise, on the next succeeding Interest Payment Date, it being expressly understood and agreed that any such additional interest payment shall be paid on an after-tax-basis as contemplated in Section 18.2 and shall be subject to the provisions of Sections 18.1 and 18.2. The Borrowers, at the

CREDIT AGREEMENT – PAGE 82

request of any Taxed Party, shall sign such documents, deeds and instruments and shall do all such things as such Taxed Party shall reasonably consider useful or necessary to give full force and effect to such increase in the rate of interest.

18.4	Remittances by Taxed Party

With respect to any of such Indemnified Taxes, the relevant Borrower shall make any required payment thereof within the time allowed under applicable Law and, within 15 days thereafter, shall furnish to the Administrative Agent and any Taxed Party evidence of such payment together with such certificates, receipts and other documents as may be available to establish any Tax credit to which such Taxed Party may be entitled. If such Taxed Party shall determine in its sole discretion that it has irrevocably obtained a credit or similar Tax benefit with respect to Income Taxes imposed by a jurisdiction in which it or its relevant lending office may be located or under the Laws of which it has been constituted, on the basis of the payment of such Taxes by such Borrower, such Taxed Party shall remit to such Borrower promptly an amount equal to the amount of such credit or benefit as is, in its discretion, exercised in good faith, equitably allocable to such payment by such Borrower having taken into account all its dealings giving rise to similar credits or benefits in relation to the same Tax period. If such Taxed Party shall determine subsequently that, for any reason, the amount of such credit or benefit has directly or indirectly been reduced, the Borrowers solidarily covenant and agree to pay, upon the request of such Taxed Party accompanied by evidence of such reduction, to such Taxed Party an amount equal to the amount of such reduction. All determinations and computations required or permitted by this Section shall be made, and all assumptions, methods of allocation and other principles necessary for or related to such determinations and computations shall be made or selected, by such Taxed Party in its sole discretion (exercised in good faith) and shall constitute, in the absence of manifest error, prima facie evidence of the amounts or matters so determined or computed.

18.5	U.S. Tax Forms and Certificates

Each US Lender that is not a “United States person” within the meaning of Section 7701(a)(30) of the Code (a “Non-US Lender”), on or prior to the date of its execution and delivery of this Agreement in the case of each such US Lender listed on the signature pages hereof and on or prior to the date on which it becomes a US Lender in the case of each such other US Lender, and thereafter as reasonably requested from time to time by the US Borrower or the Administrative Agent, shall provide the US Borrower and the Administrative Agent with duly completed copies of whichever of the following forms and certificates (as applicable) that such US Lender is legally able to deliver: (i) Internal Revenue Service Form W-8BEN, certifying that such Non-US Lender is entitled to benefits under an income tax treaty to which the United States is a party that reduces to zero the rate of withholding of US federal income tax on payments of interest; (ii) Internal Revenue Service Form W-8ECI; (iii) in the case of a Non-US Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (y) Internal Revenue Service Form W-8BEN and (z) a certificate to the effect that such Non-US Lender is not (A) a “bank” within the meaning of Section 881(c)(3)(A) of the Code, (B) a “10 percent shareholder” of the US Borrower within the meaning of Section 881(c)(3)(B) of the Code, or (C) a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code; or (iv) any other form or certificate required under the Code or the Treasury Regulations certifying that such Non-US Lender or each of its beneficial owners is entitled to a complete exemption from US

CREDIT AGREEMENT – PAGE 83

federal income tax on payments of interest pursuant to this Agreement or any other Senior Finance Document.

18.6	Failure to Provide Tax Forms and Certificates

For any period with respect to which a US Lender that is a Non-US Lender has failed to provide the US Borrower and the relevant Administrative Agent with the appropriate form and/or certificate pursuant to Section 18.5 (unless such failure is due to a Change in Law or an income tax treaty to which the United States is a party that occurred subsequent to the date on which a form and/or certificate originally was required to be provided by such US Lender), and notwithstanding anything in this Article 18 to the contrary such US Lender shall not be entitled to receive any additional amounts or indemnification under Article 18 with respect to withholding of United States federal income tax on interest payments made with respect to such period on its US Revolving Loans; provided, however, that should a US Lender, which is otherwise exempt from or subject to a reduced rate of withholding of United States federal income tax, become subject to such Taxes because of its failure to deliver a form required to be delivered hereunder, the US Borrower shall take such steps as such Non-US Lender shall reasonably request to assist such Non-US Lender to recover such Taxes; provided that any such steps shall not subject the US Borrower to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Borrower in any material respect.

18.7	Obligations in Respect of Non-US Lenders

Notwithstanding anything in this Article 18 to the contrary, the US Borrower shall not be required to indemnify or pay any additional amounts pursuant to Article 18 to any US Lender that is a Non-US Lender in respect of withholding of United States federal income tax on interest payments on its US Revolving Loans to the extent that the obligation to withhold United States federal income tax on interest payments on its US Revolving Loans existed on the date such US Revolving Lender became a party to this Agreement; provided, however, that this Section 18.7 shall not apply to any Assignee under any Assignment made pursuant to a request by the US Borrower.

18.8	Mitigation

If any Borrower is required to pay additional amounts to or for the account of any Lender pursuant to this Article 18, then such Lender shall use reasonable efforts to change the jurisdiction of its applicable lending office so as to eliminate or reduce any such additional payment which may thereafter accrue if such change, in the judgment of such Lender, would not subject such Lender to any unreimbursed cost or expense and would not otherwise be disadvantageous to such Lender in its sole discretion (exercised in good faith).

18.9	Obligations in Respect of Canadian Withholding Taxes

For any period with respect to which any Cdn Lender has ceased to qualify as a Canadian resident (unless such Cdn Lender, as the case may be, has ceased to qualify as a Canadian resident as a result of a Change in Law), such Cdn Lender shall not be entitled to receive any additional amounts or indemnification under this Article 18 with respect to any Canadian

CREDIT AGREEMENT – PAGE 84

withholding tax on interest payments made with respect to such period on its Cdn Revolving Loan.

18.10	Survival of Agreements

The agreements of the Borrowers under this Article 18 shall survive the repayment of the Loans and the cancellation in full of the Facilities.

ARTICLE 19

INDEMNITIES

19.1	Market Disruption

If, on the date of issuance of any BAs or on the date referred to in subsection 5.2.1, the Affected Lenders, or any Affected Lender, as applicable, determine in good faith and acting reasonably (which determination shall be presumptively correct, absent manifest error) that, by reason of circumstances affecting the interbank market or the Canadian money market, as applicable, generally, for any Selected Period,

19.1.1	adequate and fair means do not exist for ascertaining Libor or the Discount Rate; or

19.1.2	deposits in the relevant currencies are not available to such Affected Lender(s) in such markets in the ordinary course of business in sufficient amounts to enable it to make a Libor Loan, to accept Drafts or discount BAs; or

19.1.3	it is impracticable or unfeasible for such Affected Lender(s) to accept or discount BAs or to make or maintain a Libor Loan (whether, in the case of BAs, because there is no market for BAs or because the demand for BAs is insufficient to allow the sale or trading of BAs accepted or to be accepted and purchased hereunder); or

19.1.4	Libor or the Discount Rate is less than the actual cost of making or maintaining a BA or a Libor Loan;

then the Affected Lender(s) shall promptly give notice of this situation to the Administrative Agent and the Administrative Agent shall forthwith remit such notice to the Borrowers. Notwithstanding the foregoing, any Affected Lender specified under clause (iii) of the definition of “Affected Lenders” herein shall (as a condition to claiming Affected Lender status under such clause) provide the Cdn Borrower with a certificate setting forth all relevant information supporting any such determination and, in the absence of demonstrated error, such certificate shall constitute prima facie evidence of the subject matter thereof.

19.2	Suspension of Rights to Convert

If notice has been given by the Administrative Agent pursuant to Section 19.1:

CREDIT AGREEMENT – PAGE 85

19.2.1	the Libor Loans or any part thereof, as the case may be, shall not be made, the Drafts shall not be accepted or the BAs shall not be discounted (whether pursuant to an Advance, a conversion or a rollover) by the Affected Lenders and the Borrowers’ right to elect that Advances be made or once made be converted into or continued as BAs or Libor Loans by any Affected Lender shall be suspended until such time as the Administrative Agent shall notify the Borrowers that the circumstances having given rise to such suspension no longer exist, and any Draw Requests or Conversion Requests requesting (i) a BA shall be deemed to be Draw Requests or Conversion Requests requesting a Cdn Revolving Prime Rate Loan, and (ii) a Libor Loan shall be deemed to be Draw Requests or Conversion Requests requesting, in the case of the Cdn Borrower, a US Base Rate Loan, and in the case of the US Borrower, a US Prime Rate Loan;

19.2.2	each Affected Lender, over the course of the next twenty (20) Business Days following the issuance of the notice by the Administrative Agent under Section 19.1, shall negotiate in good faith with the Borrowers and deliver to the Borrowers in writing the terms of a substitute basis for the continuation of the BA Liability or Libor Loan of such Affected Lender or any part thereof, as the case may be, which is, financially, the substantial equivalent to such Affected Lender of the terms provided herein. The terms of the Substitute Basis for the BA Liability or Libor Loan of such Affected Lender or any part thereof, as the case may be, if they are accepted by the Borrowers, shall be effective from any such acceptance and the provisions of this Agreement respecting such BA Liability or Libor Loan as the case may be, ipso facto, shall be amended to accord with the terms of the Substitute Basis for such Affected Lender. The Borrowers shall sign such documents, deeds and instruments, and shall do all such things as the Affected Lenders shall reasonably consider useful or necessary to give effect to the Substitute Basis. If by the expiry of the said twenty (20) Business Days no agreement has been reached with respect to the Substitute Basis, the Borrower shall have the rights set forth in Section 19.8.

19.3	Change in Law

If any Finance Party determines (which determination shall be evidenced by a certificate submitted to the Borrowers and the Administrative Agent by such Finance Party and, in the absence of demonstrable error, such certificate shall constitute prima facie evidence of the subject matter thereof among the parties hereto) that:

19.3.1

a Change in Law has made or shall make it unlawful or contrary to any Applicable Law for such Finance Party to maintain or give effect to all or any part of its obligations as contemplated by this Agreement and the other Operative Documents, or to make or maintain all or any part of the BA Liabilities or the Libor Loan hereunder of such Finance Party, then the obligations of such Finance Party to maintain or give effect to such part of such obligations, or to make or maintain such part of such BA Liabilities or such Libor Loan shall terminate and, subject to the provisions of any such Applicable Law and those of Sections 19.5 and 19.6 with respect to losses and

CREDIT AGREEMENT – PAGE 86

expenses, the Borrowers may convert such BA Liabilities or such Libor Loan or any part thereof or alternatively may repay in full any such or other affected Loan or liability to such Finance Party, together, in each case, with all interest accrued thereon, which conversion or repayment shall be made, with respect to each relevant Selected Amount, at the expiry of its Selected Period, or if in the judgment of such Finance Party immediate conversion or repayment is required, immediately upon demand of such Finance Party; or

19.3.2	a Change in Law has:

19.3.2.1	imposed, modified, or deemed applicable any loan ceiling against such Finance Party or imposed, modified or deemed applicable any special Tax (other than a Tax on the overall net income of such Finance Party) deposit insurance, reserve, deposit or similar requirement with respect to assets held by, deposits in or for the account of, the acquisition of funds by, or loans by such Finance Party; or

19.3.2.2	changed the basis of taxation of payments to such Finance Party under this Agreement (other than a change affecting taxation on the overall net income of such Finance Party); or

19.3.2.3	imposed on such Finance Party any other condition (including the amount of capital required or expected to be maintained by such Finance Party as a result of this Agreement or its Commitment, including any additional liquidity requirements imposed by the Bank of International Settlements, the Basel Committee, the Banking Regulations and Supervisory Practices (or any successor or similar authority) or any other financial regulatory authority or otherwise) or monetary restraint with respect to this Agreement, the BA Liabilities, the Libor Loan or any part thereof of such Finance Party or any other Operative Document; and

the result of any of the foregoing is to increase the cost to such Finance Party of making or maintaining its Commitments, BA Liabilities, Libor Loan or LC Liabilities or any part of any one thereof or to reduce any amount receivable by such Finance Party with respect to the BA Liabilities, the Libor Loan or LC Liabilities or any part of any one thereof of such Finance Party by an amount which such Finance Party deems in its sole discretion to be material, then, the Borrowers, within fifteen (15) Business Days of receipt of the certificate referred to above (which certificate shall contain all required computations and reasonable explanations of the amounts required to be paid):

19.3.2.4	shall pay to such Finance Party, such additional amount computed by such Finance Party as will, on an after-tax basis, compensate such Finance Party for such additional cost or reduction in amounts receivable which such Finance Party determines to be attributable to the Borrowers or the Loans made to the Borrowers; and

CREDIT AGREEMENT – PAGE 87

19.3.2.5	subject to the provisions of Sections 19.5 and 19.6 with respect to losses and expenses, may (i) convert such Libor Loans or any part thereof into a US Base Rate Loan or may repay it, (ii) convert such Libor Loans or any part thereof into a US Prime Rate Loan or may repay it, and (iii) shall repay in full the BA Liabilities and LC Liabilities together, in each case, with accrued interest thereon.

19.4	Notice of Change in Law

The Administrative Agent shall promptly give notice of receipt by it of any certificate delivered pursuant to the provisions of Section 19.3 to the Borrowers and the Finance Parties.

19.5	Reimbursement of Losses and Expenses

Whenever any Finance Party or the Administrative Agent shall sustain or incur any losses and expenses in connection with:

19.5.1	the failure of a Borrower to borrow pursuant to a Draw Request once delivered (whether by reason of such Borrower’s decision not to proceed, the non-fulfilment of any of the conditions set forth in this Agreement, the existence of a Default on the relevant Drawdown Date or for any other reason); or

19.5.2	the declaration by the Administrative Agent following the occurrence of an Event of Default, that the Loans are immediately due and payable; or

19.5.3	the failure of the Borrowers to pay when due principal, interest, fees or any other amount under this Agreement (whether at maturity, by reason of acceleration or otherwise); or

19.5.4	the conversion or repayment of the whole or any part of the BA Liabilities, the LC Liabilities or the Libor Loans on any day other than a Selected Maturity Date; or

19.5.5	the conversion or repayment of the whole or any part of any affected Loans or liabilities pursuant to Sections 19.1 or 19.3; or

19.5.6	the failure of a Borrower to convert pursuant to a Conversion Request once delivered any part of the Loans into or continue any part thereof as BA Liabilities, LC Liabilities or Libor Loans (whether by reason of such Borrower’s decision not to proceed, the non-fulfilment of any of the conditions set forth in this Agreement, the existence of a Default on the relevant Conversion Date or for any other reason);

(the events contemplated above shall be referred to individually as a “Loss Event” and the funds converted, repaid, not borrowed or not repaid, as the case may be, which are subject to any such Loss Event shall be collectively referred to as the “Affected Funds”);

the Borrowers solidarily agree to pay such Finance Party or the Administrative Agent, upon demand, an amount certified by such Finance Party or the Administrative Agent to be necessary

CREDIT AGREEMENT – PAGE 88

to compensate it for all such losses and expenses. The certificate of such Finance Party or the Administrative Agent, as the case may be, shall also specify the computation and reasonable explanations of the amount to be paid. The agreements of the Borrowers under this Section 19.5 shall survive the repayment of the Loans and the termination of the Facilities.

19.6	Amount of Losses with respect to Libor Loans

With respect to the Libor Loans, the losses and expenses referred to in Section 19.5 shall consist of and be limited to, losses and expenses incurred by any Finance Party in connection with the redeployment of the Affected Funds in an amount equal to the premium, if any, that such Finance Party would be required to pay were it to purchase, in the relevant market, prior to its maturity, on the date of such Loss Event, a term deposit instrument in a principal amount equal to the affected Selected Amount and whose maturity is equal to the remaining term of the affected Selected Period and bearing interest at a rate equal to the rate applicable or that would have been applicable under the terms hereof to the Affected Funds on the date of such Loss Event.

19.7	General Indemnity

The Borrowers hereby solidarily indemnify and hold harmless the Indemnified Parties from and against any and all losses and expenses that may be incurred by or asserted or awarded against any Indemnified Party, in each case arising out of or in connection with or relating to any investigation, litigation or proceeding or the preparation of any defense with respect thereto arising out of or in connection with or relating to this Agreement, the other Operative Documents or the transactions contemplated hereby or thereby, or any use made or proposed to be made with the proceeds of the Facilities, whether or not such investigation, litigation or proceeding is brought by the Borrowers or any one thereof, any shareholder or creditor thereof, an Indemnified Party or any other Person, or an Indemnified Party is otherwise a party thereto and whether or not the transactions contemplated hereby are consummated, except to the extent such losses and expenses (i) are found in a final, non-appealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s intentional or gross fault or wilful misconduct, or (ii) result from a claim brought by any Restricted Credit Party against an Indemnified Party for breach in bad faith of such Indemnified Party’s obligations hereunder or under any other Operative Document, if such Restricted Credit Party has obtained a final, non-appealable judgment in its favour on such claim by a court of competent jurisdiction.

19.8	Option to Replace Affected Lenders

19.8.1	If any Lender shall become an Affected Lender then, in each such case, provided no Default has occurred and is continuing, the Borrowers shall have the right, at their sole expense and effort and upon notice to such Affected Lender and the Administrative Agent, to replace such Affected Lender. The Borrowers shall exercise such right within thirty (30) Business Days of such Lender becoming an Affected Lender. The replacement of any Affected Lender shall be made for its entire Loan and Commitments.

19.8.2	Where the Borrowers shall wish to replace any Affected Lender then, provided there does not then exist any Default:

CREDIT AGREEMENT – PAGE 89

19.8.2.1	the Borrowers shall initially be required to offer the other Lenders, through the Administrative Agent, to acquire the whole or any portion of the Loan and assume the corresponding portion of the Commitments of the Affected Lender. The other Lenders shall be required to inform the Administrative Agent of their decision within ten (10) Business Days of such offer; and

19.8.2.2	with respect to any portion of the Loan and Commitments of the Affected Lender that the other Lenders have not decided to acquire within the delay stipulated above, the Borrowers may then request that such portion be Assigned to one or more financial institutions, provided that the Administrative Agent and the LC Issuing Lenders consent to each such Assignment, which consent shall not be unreasonably withheld.

19.8.3	Any Assignment under the provisions of this Section 19.8 shall be effected in accordance with the provisions of Section 22.5 provided, however, that the Borrowers shall pay to the Administrative Agent the fee referred to in paragraph 22.5.1.4. The Affected Lender shall cooperate with the Administrative Agent and the Borrowers for the purpose of completing any Assignment requested by the Borrowers under the provisions of this Section 19.8 in a timely manner.

ARTICLE 20

THE AGENTS

20.1	Appointment and Authorization

Each Lender irrevocably appoints and authorizes, and hereby agrees that it will require any Assignee, irrevocably to appoint and authorize each Agent to execute, deliver and take such actions as its agent under each Operative Document to which each Agent is party and to exercise such rights under each such Operative Document as are specifically delegated to each Agent by the terms thereof, together with such rights as are reasonably incidental thereto. The Agents accept such appointment and agree to perform its obligations as Agents under the Operative Documents in accordance with the provisions thereof.

20.2	Declaration of Agency

Each Agent declares that it shall hold the rights granted to it under each Operative Document, for its own benefit and as agent for the rateable benefit of each Lender and each Affiliate thereof party to an ISDA Contract. The rights vested in each Agent by any Operative Document shall be performed by each Agent in accordance with the provisions of this Article.

20.3	Interest Holders

The Agents may treat each Lender as the holder of all of the interests of such Lender in respect of the Facilities until a duly executed and delivered Loan Transfer Agreement in form and

CREDIT AGREEMENT – PAGE 90

substance satisfactory to the Administrative Agent, has been delivered to the Administrative Agent and the Administrative Agent has been paid its required processing fee for such Assignment.

20.4	Consultation with Professionals

Each Agent may engage and consult with Lenders’ Counsel, accountants, consultants, financial advisors and other experts and such Agent shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of Lenders’ Counsel or such accountants, consultants, financial advisors or other experts.

20.5	Operative Documents

No Agent shall be under any duty or obligation to examine, enquire into or pass upon the validity, effectiveness or genuineness of any Operative Document or any other agreement, document, instrument or communication furnished pursuant to or in connection with any Operative Document, and the Agents shall be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

20.6	Agents and their Subsidiaries and Affiliates

With respect to its Commitments and Loan, each Agent shall have the same rights hereunder as any other Lender and may exercise the same as though it were not an Agent and each Agent and its Subsidiaries and Affiliates may accept deposits from, lend money to and generally engage in any kind of business with any Restricted Credit Party and its Affiliates and Persons doing business with any Restricted Credit Party or any of its Affiliates as if it were not an Agent and without any obligation to account therefor.

20.7	Responsibility of the Agents

The obligations of the Agents to the other Finance Parties under the Operative Documents are only those expressly set forth therein. No Agent shall have any fiduciary obligation to any Finance Party or any Affiliate thereof party to an ISDA Contract. The Agents shall only have those contractual obligations expressly set forth in the Operative Documents. No Agent shall have any duty or obligation to investigate whether any Default has occurred. The Administrative Agent shall be entitled to assume that no Default has occurred and is continuing, unless an officer of the Administrative Agent charged with the administration of this Agreement has actual knowledge or has been notified by a Borrower of such fact or has been notified by the Majority Lenders that they consider that a Default has occurred and is continuing, such notification to specify in detail the nature thereof.

20.8	Action by the Administrative Agent

20.8.1

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any right which may be vested in it by, and with respect to taking or refraining from taking any action which it may be able to take under or in respect of, any Operative Document, unless the Administrative Agent has been instructed by the Required Lenders to exercise

CREDIT AGREEMENT – PAGE 91

such rights or to take or refrain from taking such action; provided, however, that the Administrative Agent shall not exercise any right under Section 17.1 without being instructed to do so by the Required Lenders. The Administrative Agent shall incur no obligation under or in respect of the Operative Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its intentional or gross fault or wilful misconduct.

20.8.2	The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any Operative Document in accordance with the instructions of the Required Lenders, and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties.

20.8.3	Notwithstanding anything else herein contained, the Administrative Agent may refrain from doing anything which would or might in its opinion be contrary to any Applicable Law or which would or might otherwise render it liable to any Person and may do anything which is, in its opinion, necessary to comply with any Applicable Law.

20.8.4	Notwithstanding subsection 20.8.1, the Administrative Agent may refrain from acting in accordance with any instructions of the Required Lenders to begin any litigation, arising out of or in connection with any Operative Document until it has received such security as it may require (whether by way of payment in advance or otherwise) for all losses and expenses which it will or may expend or incur in complying with such instructions.

20.9	Notice of Events of Default

20.9.1	In the event that an officer of the Administrative Agent charged with the administration of this Agreement is notified of any Default, the Administrative Agent shall promptly notify the Finance Parties, and, subject to Section 20.8, the Administrative Agent shall take such action and assert such rights under the Operative Documents as the Required Lenders shall request in writing, and the Administrative Agent shall not be subject to any liability by reason of its acting pursuant to any such request.

20.9.2	Prior to receiving any instructions from the Required Lenders in respect of such Default, the Administrative Agent may, but shall not be obliged to, take such action or assert such rights (other than those matters requiring unanimous Lender consent) as it deems in its discretion to be advisable for the protection of the Finance Parties, except that, if the Required Lenders have instructed the Administrative Agent not to take such action or assert such rights, in no event shall the Administrative Agent act contrary to those instructions.

CREDIT AGREEMENT – PAGE 92

20.10	Responsibility Disclaimed

None of the Agents in its capacity as Agent shall be under any obligation whatsoever:

20.10.1	to any Restricted Credit Party as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party of any of its obligations under any Operative Document;

20.10.2	to any Finance Party or any Affiliate thereof party to an ISDA Contract, as a consequence of any failure or delay in the performance by, or any breach by, any Restricted Credit Party of any of its obligations under any Operative Document; or

20.10.3	to any Finance Party or any Affiliate thereof party to an ISDA Contract, for any statements, representations or warranties in any Operative Document or any other agreement, document or instrument contemplated by any Operative Document or in any other information provided pursuant to any Operative Document or for the validity, effectiveness, enforceability or sufficiency of any Operative Document.

20.11	Indemnification

Each of the Finance Parties severally agrees to indemnify the Administrative Agent (to the extent not reimbursed by the Borrowers on demand) pro rata according to their respective Rateable Share from and against any and all losses and expenses which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any Operative Document except that no Finance Party shall be liable to the Agent for any portion of such losses and expenses that is found in a final non-appealable judgement of court of competent jurisdiction to have resulted from the intentional or gross fault or wilful misconduct of the Administrative Agent.

20.12	Protection of Employees

Each reference in Sections 20.1, 20.8, 20.9, 20.10, 20.11 and 20.14 to any Agent shall (to the extent the context so admits) be deemed to include such Agent and its directors, officers, employees, agents, solicitors, accountants, consultants, financial advisors, other experts and all other representatives and such Agent shall be constituted as agent and bare trustee of each such Person and shall hold and enforce their rights under said Sections for their respective benefits.

20.13	Credit Decision

Each Finance Party represents and warrants to the Agents that:

20.13.1	in making its decision to enter into this Agreement and to make its Commitments and its Loan, it has independently taken whatever steps it considers necessary to evaluate the financial condition and affairs of each Restricted Credit Party and that it has made an independent credit judgment without reliance upon any information furnished by any Agent; and

CREDIT AGREEMENT – PAGE 93

20.13.2	so long as any portion of its Loan remains outstanding it will continue to make its own independent evaluation of the financial condition and affairs of each Restricted Credit Party.

20.14	Replacement Administrative Agent

20.14.1	The Administrative Agent (a “Resigning Agent”) may resign at any time by giving written notice thereof to the other Finance Parties and the Borrowers. Such resignation shall only be effective upon the earlier of (i) the appointment of a replacement agent and its acceptance of such appointment and (ii) the 30th day following such notice. Upon receipt of notice of any such intended resignation, the Majority Lenders shall have the right to appoint a replacement to the Resigning Agent which shall be one of the Lenders which has an office in Montréal, Québec, or Toronto, Ontario, and in the U.S.A. and provided no Default shall have then occurred and be continuing, which shall be acceptable to the Borrowers. If no replacement to the Resigning Agent shall have been so appointed and shall have accepted such appointment within 15 days of receipt of such notice, the Majority Lenders shall, within the following 15 days, appoint a replacement that may, but need not be, a Lender but that shall be, with respect to the Cdn Revolving Facility, a financial institution to which payments are not subject to Part XIII of the Income Tax Act (Canada) and which has a branch in Montréal, Québec or Toronto, Ontario and, with respect to the US Revolving Facility, an office in the U.S.A., and provided no Default shall have then occurred and be continuing, that shall be acceptable to the Borrowers. If the Majority Lenders fail to appoint a replacement to the Resigning Agent within such 15 day period, without limitation of its rights under this Section 20.14, the Resigning Agent may, on behalf of the Lenders, appoint a replacement Administrative Agent which shall be, with respect to the Cdn Revolving Facility, a financial institution to which payments are not subject to Part XIII of the Income Tax Act (Canada) and which has a branch in Montréal, Québec or Toronto, Ontario and, with respect to the US Revolving Facility, an office in the U.S.A. Upon the resignation of a Resigning Agent, the replacement agent shall thereupon succeed to and become vested with all the rights and obligations of the Resigning Agent and the Resigning Agent shall be discharged from its obligations under the Operative Documents. After any Resigning Agent’s resignation hereunder as Administrative Agent the provisions of this Article 20 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as Administrative Agent. In the event no replacement Administrative Agent shall have been appointed, the provisions hereof shall continue in full force and effect and each Lender shall be deemed to be its Administrative Agent.

20.14.2

The Administrative Agent may also be removed at any time by the Majority Lenders on the grounds that the Administrative Agent has failed to comply, in all material respects, with its obligations towards any Lender and has not remedied such failure within a reasonable delay following its receipt of a notice from the Majority Lenders describing such failure. The provisions of

CREDIT AGREEMENT – PAGE 94

subsection 20.14.1 above will apply mutatis mutandis to an Administrative Agent that is being so removed.

20.15	Delegation

With the prior approval of the Majority Lenders, such approval not to be unreasonably withheld, the Administrative Agent shall have the right to delegate any of its rights, duties or obligations under the Operative Documents to any Lender such terms and conditions as the Administrative Agent may think fit and the Administrative Agent shall not be bound to supervise the proceedings or be in any way responsible for any obligations or losses and expenses incurred by reason of any misconduct or default on the part of any such delegate. Any such Lender to which the Administrative Agent delegates any of its rights, duties or obligations under the Operative Documents shall incur no obligations under or in respect of the Operative Documents with respect to anything which it may do or refrain from doing (within the scope of the rights, duties or obligations so delegated to it) in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its intentional or gross fault or wilful misconduct.

20.16	Waivers and Amendments

20.16.1	Except as otherwise expressly provided in subsections 10.3.1 and 10.3.2, in respect of the percentage of ownership interest in a Pledged Restricted Subsidiary, or in subsections 20.16.2 and 20.16.3, any term, covenant, agreement, condition or obligation of any Operative Document may be amended with the consent of the Restricted Credit Parties that are party thereto and the Administrative Agent, acting in accordance with the instructions of the Majority Lenders, and such amendment shall be binding upon all the parties hereto or thereto or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Administrative Agent, acting in accordance with the instructions of the Majority Lenders, and such waiver shall be binding upon all of the Lenders and in any such event the failure to observe, perform or discharge any such term, covenant, agreement, condition or obligation (whether such amendment is executed or such consent or waiver is given before or after such failure) shall not be construed as a breach of such term, covenant, agreement, condition or obligations or an Event of Default.

20.16.2	Without the prior consent of every Lender and the Borrowers, no amendment, waiver or other action of, or in respect of, any Operative Document shall:

20.16.2.1	increase the aggregate amount of any Facility, the amount or term of any of the Commitments or the proportion represented by the Rateable Share of any Lender, except to the extent expressly permitted or required in this Agreement;

20.16.2.2	postpone or defer the time for the payment of the principal of or interest on the Loans or any part thereof, any Stamping Fee, any LC Fee or any other amount payable hereunder;

CREDIT AGREEMENT – PAGE 95

20.16.2.3	decrease the rate or amount or change the currency of any principal, interest or fees (including Stamping Fees and LC Fees) payable hereunder or the requirement of pro rata application in accordance with each Lender’s Rateable Share of all amounts received by the Administrative Agent in respect of each Facility;

20.16.2.4	change the definition of “Required Lenders” or “Majority Lenders” or “Supermajority Lenders”;

20.16.2.5	be made in respect of the last paragraph of Section 2.16 or amend this Section 20.16;

20.16.2.6	release or postpone any Guarantee or Pledge of any Restricted Credit Party under any Operative Document except as otherwise expressly permitted or required by the provisions of any Operative Document; and

20.16.2.7	release any Borrower of any of its obligations to become a party to a Guarantee Agreement in respect of all of the Obligations (other than those that are its direct obligations).

20.16.3	No amendment or waiver of any provision of any Operative Document shall affect any of the rights or obligations of the Administrative Agent or the LC Issuing Lenders under any Operative Document without the prior consent of the Administrative Agent or the LC Issuing Lenders, as the case may be.

20.16.4	Nothing contained in this Agreement or the other Operative Documents, including the specific reference to Lenders in certain provisions and to Majority Lenders in other provisions, should be construed or interpreted as in any way limiting or restricting the generality of the provisions of this Section 20.16.

20.17	Articles 2138 to 2148 C.C.Q. Not Applicable

The mandate of the Administrative Agent under this Agreement is not governed by the provisions of Articles 2138 to 2148 of the Civil Code of Québec and the Finance Parties do hereby expressly renounce to the benefit of each and every one of such Articles.

20.18	Rights, Benefits and Recourses Created by the Operative Documents

The parties hereto do hereby expressly acknowledge, declare and agree that the rights, benefits and recourses created and intended to be created at any time and from time to time by any of the Operative Documents in favour of the Administrative Agent or in favour of the Finance Parties, their Affiliates or any one thereof, are created and intended to be created in favour of the Lenders, and in favour of the Administrative Agent as agent for such Person or Persons that now are or may, at any time and from time to time, become Finance Parties or Affiliates thereof, in the same manner and to the same extent as though each such Person was personally an original party to or a Person specifically named as a beneficiary in the said documents. In furtherance of

CREDIT AGREEMENT – PAGE 96

the provisions of this Section 20.18, the parties hereto do hereby irrevocably mandate the Administrative Agent, for and on their behalf, to confirm to and confer upon each Person that becomes a Finance Party, the benefits of the Operative Documents and to execute any instrument necessary to evidence same. The acceptance by the Administrative Agent of any Loan Transfer Agreement shall constitute for all purposes of the Operative Documents, the carrying out by the Administrative Agent of the irrevocable mandate given to it under this Section 20.18.

20.19	Certain other Agents

Notwithstanding anything to the contrary herein contained, none of the Persons identified on the facing page or signature page of this Agreement as “Co-Lead Arranger”, “Joint Book Runner” or “Co-Syndication Agent” shall have any right, power, obligation, liability, responsibility or duty under this Agreement or any other Operative Document in its capacity as such. Without limiting the foregoing, no such Person so identified shall have or be deemed to have any mandatory or fiduciary relationship to any Finance Party or any Restricted Credit Party.

20.20	Replacement of Non-Consenting Lenders

If any Lender fails to consent to an amendment or waiver requested under Section 20.16 at a time when the Majority Lenders have approved such amendment or waiver, then the Borrowers shall have the right to replace such non-consenting Lender in the same manner as that set out in Section 19.8 of this Agreement, the provisions of which shall apply mutatis mutandis to any such replacement of such non-consenting Lender.

ARTICLE 21

OPERATION OF ACCOUNTS

21.1	Notice of Advance to the Finance Parties

Upon receipt of any Draw Request, Conversion Request or Repayment Notice, the Administrative Agent shall promptly notify each Finance Party of the receipt of such request or notice and, as the case may be, subject to Section 4.2, of the Rateable Share (pertaining to the relevant Facility) of the requested Advance of such Lender or of the contemplated repayment, as the case may be.

21.2	Interlender Procedure for Making Advances

21.2.1

With respect to any Direct Advance, by no later than 11:00 a.m. (local time in the place of payment) on the requested Borrowing Date, each Lender shall make available to the Administrative Agent its Rateable Share (pertaining to the relevant Facility) of the requested Advance in same-day funds in the appropriate currency by wire-transferring such amount in the Administrative Agent’s Account. To the extent that a Lender is unable to make a Direct Advance in a currency other than in Canadian Dollars or US Dollars, such Lender may cause one of its Affiliates to make available to the Administrative Agent such Rateable Share of such Lender of the requested Advance by wire-transferring the appropriate amount in the appropriate currency in same-day

CREDIT AGREEMENT – PAGE 97

funds to the Administrative Agent’s Account provided that such Lender shall at all times be considered to be the Lender for all purposes of the Operative Documents.

21.2.2	With respect to Advances requested by way of BAs, by no later than 11:00 a.m. (local time in the place of payment) on the relevant Issuance Date, subject to the relevant provisions of Article 11 each Lender shall make available to the Administrative Agent the BA Proceeds referred to in Section 4.6 in same-day funds in Canadian Dollars by wire-transferring such amount in the Administrative Agent’s Account.

21.2.3	With respect to Advances requested by way of LCs, the Advance shall be made by the delivery by the appropriate LC Issuing Lender of the requested LCs as contemplated in Section 6.2.

21.3	Deposits By or on Behalf of Lenders to Constitute Advances

With respect to each Borrower’s Account, all deposits and credits made into said accounts under the terms hereof by the Administrative Agent, on behalf of the Lenders, and required to be so deposited or credited pursuant to a Draw Request or Conversion Request, shall constitute Advances by the Lenders under the terms hereof.

21.4	Maintenance of Loan Records by the Administrative Agent

21.4.1	The Administrative Agent will open and maintain on its books, at the Administrative Agent’s Office, a loan record for each Borrower evidencing the aggregate Indebtedness of such Borrower to the Finance Parties hereunder and each constituent part of the Loans. The Administrative Agent shall record therein the amount of each Direct Advance and the issuance of each LC and BA, and shall enter therein each payment of principal and interest on the said loans and all amounts paid by the Borrowers on account of BAs and LC Liabilities and all other amounts paid by the Borrowers and becoming due under this Agreement.

21.4.2	The said loan records shall constitute, in the absence of manifest error, prima facie evidence of the whole and each constituent part of the Loans, the date any Advance is made to a Borrower or any relevant conversion or rollover and the aggregate amounts from time to time paid by a Borrower on account of such Loans, in principal, interest, fees and other amounts due hereunder. Any failure of the Administrative Agent to record a transaction on any loan record in a timely fashion shall not affect or impair the validity of the obligation of such Borrower to repay the Loans owed by it by and when herein provided. The obligation of each Borrower to repay the Loans owed by it shall be evidenced by this Agreement and by the loan records maintained by the Administrative Agent, it being the intent of the parties hereto that, save as otherwise expressly provided in Section 4.11, the obligations of the Borrowers with respect to the Loans are to be evidenced only as stated herein and not by separate promissory notes.

CREDIT AGREEMENT – PAGE 98

21.4.3	Upon request of any Borrower or any Finance Party or as regularily as any Borrower or any Finance Party may request from time to time, the Administrative Agent shall notify in writing the Borrowers or such Finance Party, as the case may be, of the entries in such loan records and of the aggregate amounts due by the Borrowers to the Lenders hereunder.

21.5	Authority to Debit and Credit

Each Borrower does hereby expressly and irrevocably authorize the Administrative Agent and each Swingline Lender to effect all necessary debits, deposits, credits and transfers in, from or to any Borrower’s Account or Borrower’s Operating Account, as the case may be, in order to accommodate the Lenders in making Advances and in order to accommodate the Borrowers in making payments to the Finance Parties and the Administrative Agent, the whole under and subject to the provisions of this Agreement.

21.6	Failure by Any Lender to Advance

The failure by any Lender to make an Advance in accordance with its obligations hereunder shall not relieve the other Lenders of their several obligations to make an Advance (in accordance with their respective obligations) equal to their respective Rateable Share (pertaining to the relevant Facility) of the aggregate amount of any Advance requested by any Borrower nor shall any Lender be responsible for the obligations of any other Lender.

21.7	Defaulting Lenders

Notwithstanding any provision of this Agreement to the contrary, if any Lender becomes a Defaulting Lender, then the following provisions shall apply for so long as such Lender is a Defaulting Lender:

21.7.1	fees shall cease to accrue on the Commitment of such Defaulting Lender pursuant to Section 6.3, Section 8.1, or any other provision of any other Operative Documents;

21.7.2	the Commitment and Loan of such Defaulting Lender shall not be included in determining whether the Required Lenders have taken or may take any action hereunder (including any consent to any amendment, waiver or other modification pursuant to Section 20.16); provided, that this subsection 21.7.2 shall not apply to the vote of a Defaulting Lender in the case of an amendment, waiver or other modification requiring the consent of such Lender or each Lender directly affected thereby;

21.7.3	if any LC Liability exists or any Swingline Loan shall be outstanding at the time such Lender becomes a Defaulting Lender then:

21.7.3.1

all or any part of the LC Liability of such Defaulting Lender and all or any part of the Rateable Share of the Refunded Swingline Loans of such Defaulting Lender shall be reallocated among the non-Defaulting Lenders in accordance with their respective Rateable

CREDIT AGREEMENT – PAGE 99

Shares but only to the extent that (x) the sum of all non-Defaulting Lenders’ Loans plus such Defaulting Lender’s Rateable Share of the Refunded Swingline Loans plus such Defaulting Lender’s LC Liability does not exceed the total of all non-Defaulting Lenders’ Commitments, (y) such reallocation does not cause the sum of the relevant LC Liability and Loans of such non Defaulting Lender to exceed such non Defaulting Lender’s relevant Commitment, and (z) the conditions set forth in Section 11.2 are satisfied at the time of such reallocation (and, unless the Cdn Borrower shall have otherwise notified the Administrative Agent at such time, the Borrowers shall be deemed to have represented and warranted that such conditions are satisfied at such time);

21.7.3.2	if the reallocation described in paragraph 21.7.3.1 above cannot, or can only partially, be effected, the relevant Borrower shall, within one (1) Business Day following notice by the Administrative Agent, (x) first, prepay such Rateable Share of the Refunded Swingline Loans of such Defaulting Lender and (y) second, repay the relevant Borrower’s obligations corresponding to such Defaulting Lender’s LC Liability (in each case, after giving effect to any partial reallocation pursuant to paragraph 21.7.3.1 above) in accordance with the procedures set forth in Section 9.5 for so long as such LC Liability is outstanding;

21.7.3.3	if the relevant Borrower repays any portion of such Defaulting Lender’s LC Liability pursuant to paragraph 21.7.3.2 above, such Borrower shall not be required to pay any fees under Section 6.3 in respect of such Defaulting Lender’s LC Liability;

21.7.3.4	if the LC Liability of the non-Defaulting Lenders is reallocated pursuant to paragraph 21.7.3.1 above, then the fees payable to the Lenders pursuant to Section 6.3 shall be adjusted in accordance with such non-Defaulting Lenders’ Rateable Share; and

21.7.3.5	if all or any portion of such Defaulting Lender’s LC Liability is neither reallocated nor repaid pursuant to paragraph 21.7.3.1 or 21.7.3.2 above, then, without prejudice to any rights or remedies of the LC Issuing Lenders or any other Lender hereunder, all facility fees that otherwise would have been payable to such Defaulting Lender (solely with respect to the portion of such Defaulting Lender’s Revolving Commitment that was utilized by such LC Liability) and LC Fees payable under Section 6.3 with respect to such Defaulting Lender’s LC Liability shall be payable to the relevant LC Issuing Lender until and to the extent that such LC Liability is reallocated and/or repaid;

21.7.4	for so long as such Lender is a Defaulting Lender, the Swingline Lender shall not be required to fund the Rateable Share of the Refunded Swingline Loans of

CREDIT AGREEMENT – PAGE 100

such Defaulting Lender and the LC Issuing Lenders shall not be required to issue, amend or increase any LC, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding LC Liability will be 100% covered by the Revolving Commitments of the non-Defaulting Lenders and/or repaid by the relevant Borrower in accordance with the provisions hereof, and participating interests in any such newly made Swingline Loan or any newly issued or increased LC shall be allocated among non-Defaulting Lenders in a manner consistent with paragraph 21.7.3.1 (and such Defaulting Lender shall not participate therein); and

21.7.5	for so long as such Lender is a Defaulting Lender, any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Article 9, Article 17 or otherwise, and including any amounts made available to the Administrative Agent by such Defaulting Lender pursuant to Section 9.6 and Section 17.6), shall be applied at such time or times as may be determined by the Administrative Agent as follows:

21.7.5.1	first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder;

21.7.5.2	second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the LC Issuing Lenders and Swingline Lenders hereunder;

21.7.5.3	third, as the Borrowers may request (so long as no Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent;

21.7.5.4	fourth, if so determined by the Administrative Agent and the Borrowers, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of such Defaulting Lender to fund Loans under this Agreement;

21.7.5.5	fifth, to the payment of any amounts owing to the Lenders or the LC Issuing Lenders as a result of any judgment of a court of competent jurisdiction obtained by any Lender or any LC Issuing Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement;

21.7.5.6	sixth, so long as no Default exists, to the payment of any amounts owing to the Borrowers as a result of any judgment of a court of competent jurisdiction obtained by any Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and

CREDIT AGREEMENT – PAGE 101

21.7.5.7	seventh, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loan in respect of which such Defaulting Lender has not fully funded its Rateable Share and (y) such Loan was made at a time when the conditions set forth in Section 11.2 were satisfied or waived, such payment shall be applied solely to pay the Loan of all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loan of such Defaulting Lender.

Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender pursuant to this subsection 21.7.5 shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto.

In the event that the Administrative Agent, the Borrowers, the Swingline Lender and the LC Issuing Lenders agree that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Rateable Share of the Refunded Swingline Loans and LC Liability of the Lenders shall be readjusted to the extent necessary to reflect the inclusion of such previously Defaulting Lender’s Commitment and on such date such Lender shall purchase at par such of the Loan of the other Lenders (other than Swingline Loans) as the Administrative Agent shall determine may be necessary in order for such Lender to hold such Loans in accordance with its Rateable Share.

21.8	Replacement of Defaulting Lenders

If any Lender becomes a Defaulting Lender, then the Borrowers shall have the right to replace such Defaulting Lender in the same manner as that set out in Section 19.8 of this Agreement, the provisions of which shall apply mutatis mutandis to any such replacement of Defaulting Lenders.

ARTICLE 22

MISCELLANEOUS

22.1	Notices

Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telecopier or hand delivery) at its address and attention set forth with its signature below or in an annex hereto or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded, provided however that (i) electronic mail and internet and intranet websites may be used only to distribute routine communications, such as financial statements and other similar information and may not be used for any other purposes, and (ii) the Borrowers may use electronic mail to deliver to the Administrative Agent (y) the information set forth in Sections 14.3 to 14.7, inclusively, in accordance with such Sections, and (z) any Draw Request, Repayment Notice, Conversion

CREDIT AGREEMENT – PAGE 102

Request or the notice contemplated in Section 2.14, provided that, in all cases, where any such information, request or notice is a document that shall be signed by any Borrower or any Responsible Officer, as the case may be, same shall be furnished in a “pdf” format or similar format evidencing any such signature, and provided further that in the case of any Draw Request, Repayment Notice or Conversion Request so delivered to the Administrative Agent by “pdf” or such similar format within the delays herein contemplated, any such Draw Request, Repayment Notice or Conversion Request shall be confirmed by the relevant Borrower by telephonic notice to the Administrative Agent within the same delays.

22.2	Calculations and Determinations Shall Constitute Prima Facie Proof

In the absence of manifest error, any calculation or determination to be made by the Administrative Agent, any Finance Party or the Majority Lenders under this Agreement, when made, shall constitute prima facie evidence for all of the parties hereto.

22.3	Rights and Recourses Cumulative

The rights and remedies of each Finance Party under this Agreement shall be cumulative and not exclusive of any right or remedy which each Finance Party would otherwise have and no failure or delay by the Administrative Agent or any Finance Party in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude its other or further exercise or the exercise of any other power or right.

22.4	Assignments by the Borrowers

The rights of each Borrower hereunder are declared to be purely personal and may therefore not be assigned or transferred, nor can any Borrower assign or transfer any of its obligations, any such assignment being null and void insofar as the Finance Parties are concerned and rendering any balance then outstanding of the Loans immediately due and payable at the option of the Administrative Agent and relieving the Lenders from the obligation of making any or any further Advances hereunder.

22.5	Assignments and Participations by Lenders

22.5.1	Any Lender may at any time enter into Assignments, provided that no such Assignment to a separate legal entity shall be effective until:

22.5.1.1	in respect of any Assignment of a Revolving Loan or a Revolving Commitment, the Administrative Agent and the LC Issuing Lenders shall consent to same, which consent, in all cases, shall not be unreasonably withheld, provided however that (i) no such consent shall be required for an Assignment to a Lender, and (ii) no consent from the Administrative Agent shall be required for an Assignment to an Affiliate of a Lender;

22.5.1.2	the Borrowers shall consent to same, which consent shall not be unreasonably withheld, provided, however, that (i) in the event any such Assignment shall result, under the then Applicable Laws, in the

CREDIT AGREEMENT – PAGE 103

Borrowers having to indemnify or pay additional amounts to the Assignee pursuant to Article 18, same shall constitute a sufficient reason to withhold such consent, (ii) no such consent shall be required for an Assignment to a Lender, an Affiliate of a Lender or an Approved Fund unless any such Assignment shall result, under the then Applicable Laws, in the Borrowers having to indemnify or pay additional amounts to such Assignee pursuant to Article 18, (iii) no such consent shall be required in respect of an Assignment to an Approved Lender or a Qualified Lender that is made prior to the successful syndication of the Credit Facilities by the Co-Lead Arrangers, and (iv) where such Assignment is to occur at a time where a Default has occurred and is continuing, no such consent shall be required;

22.5.1.3	a Loan Transfer Agreement shall have been executed by such Lender, the Assignee, the Administrative Agent and the Borrowers (if required) and delivered to the Administrative Agent and the Borrowers. Each Borrower hereby covenants and agrees not to unreasonably withhold its execution of the aforesaid instrument. The signature of the Borrowers shall only be required under the terms of this subsection where such Assignment is to occur at a time where no Default has occurred and is continuing; and

22.5.1.4	such Lender has paid to the Administrative Agent, for its exclusive benefit, a fee of Cdn$5,000 (provided no such fee shall be payable in connection with syndication of the Credit Facilities by the Co-Lead Arrangers).

Any Lender may, without the consent of the Borrowers or the Administrative Agent, pledge its rights hereunder or under any Loan as collateral security for extensions of credit from any Federal Reserve Bank.

22.5.2	Upon such execution and delivery and provided the other conditions of this Section 22.5 shall have been met, such Lender shall be released from its Commitments and other obligations hereunder to the extent of such Assignment, and such Assignee shall for all purposes be a Lender party to this Agreement, and shall have all the rights and obligations of a Lender under this Agreement and shall be entitled to the benefit of the provisions hereof, to the same extent as if it were an original party hereto, and no further consent or action by the Borrowers, the Lenders or the Administrative Agent shall be required. Each Loan Transfer Agreement shall constitute an amendment to this Agreement and more particularly to Schedule “A” hereto to the extent, and only to the extent, necessary to reflect the addition of such Assignee as a Lender and the resulting adjustment of the Commitments, if any, resulting from the aforesaid Assignment.

22.5.3	Without in any way limiting the generality of any of the foregoing, the Borrowers shall, at the request of any Lender which so Assigns any of its

CREDIT AGREEMENT – PAGE 104

interest under this Agreement, execute and deliver to such Lender or to such party or parties as such Lender may designate any and all further instruments or documents and use its best efforts to obtain any and all further authorizations or approvals, and make any and all further registrations, filings or notifications, as may be necessary or desirable to give full force and effect to such Assignment.

22.5.4	Any Assignment contemplated in this Section 22.5 must be either for the entire amount of the Commitments and the Loans of a Lender or where it is for a lesser amount, such amount must not be such that the Commitments of the Assigning Lender would be reduced by less than Cdn$5,000,000 nor must the remaining amount of the Commitments of the Assigning Lender following such an Assignment be less than Cdn$5,000,000. Notwithstanding the foregoing, where any such Assignment is being made while a Default has occurred and is continuing, none of the restrictions contained in this subsection 22.5.4 shall apply to such Assignment.

22.5.5	Any Lender may, without the consent of any Borrower, the Administrative Agent or any LC Issuing Lender, sell participations to one or more banks or other entities (a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrowers, the Administrative Agent, the LC Issuing Lenders and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce the Operative Documents and to approve any amendment, modification or waiver of any provision of the Operative Documents; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in subsection 20.16.2 that affects such Participant. Each Borrower agrees that each Participant shall be entitled to the benefits of Article 18 and Article 19 to the same extent as if it were a Lender and had acquired its interest by Assignment pursuant to this Section 22.5. To the extent permitted by Law, each Participant also shall be entitled to the benefits of Section 17.5 as though it were a Lender, provided such Participant agrees to be subject to Section 18.4 as though it were a Lender.

22.5.6

Except as specifically set forth in this Section 22.5, nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the respective parties hereto and their successors or assignees permitted hereunder any benefit or any legal or equitable right, remedy or other claim under this Agreement. For the purposes of this Section 22.5, each Lender, subject to the prior consent of the Borrowers and subject to Section 22.18, which consent shall not be unreasonably withheld, may provide, on a

CREDIT AGREEMENT – PAGE 105

confidential and need-to-know basis, any prospective assignees, transferees or participants with this Agreement, the other Operative Documents as well as all information, reports, budgets, projections and documents, which are made available to each Lender by the Borrowers in connection with this Agreement, from time to time provided that the prior consent of the Borrowers is not required at any time where a Default has occurred and is continuing.

22.6	Conversion Rules

If for the purpose of obtaining or enforcing a judgment in any court or for any other purpose hereunder (such as, without limitation, to determine the value of any amount expressed in a currency other than that in which is expressed hereunder the amount to which it is being compared), it is necessary to convert any amount in the currency in which it is denominated (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be the Exchange Rate for conversion of the Original Currency into the Second Currency applicable on the Business Day on which judgment is given or such determination must be made.

22.7	Currency Indemnity

Each Borrower agrees that its obligations in respect of any amount due and payable to the Finance Parties in the Original Currency hereunder shall, notwithstanding any payment or tender, including pursuant to any judgment expressed or payment made in the Second Currency, be discharged only to the extent that, on the Business Day following receipt of any sums so paid or adjudged to be due hereunder in the Second Currency, the Administrative Agent, on behalf of the Finance Parties, in accordance with normal banking procedure, may purchase in the Canadian money market or the Canadian foreign exchange market, as the case may be, the Original Currency with the amount of the Second Currency so paid or so adjudged to be due; and, if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, each Borrower agrees, as a separate obligation and notwithstanding any such payment or judgment to indemnify the affected Finance Parties against such loss and, if the amount of the Original Currency so purchased is greater than the amount originally due in the Original Currency, the Administrative Agent and the Finance Parties agree, notwithstanding any such payment or judgment, to remit to such Borrower, on demand, any such excess.

22.8	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

22.9	Severability

Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

CREDIT AGREEMENT – PAGE 106

22.10	Replacement of Previous Agreements

This Agreement replaces and supersedes all verbal or oral agreements, understandings and undertakings between the Finance Parties, or any one thereof, and the Cdn Borrower relating to the Facilities, the whole subject to and except for the letter agreement contemplated in Section 8.2.

22.11	No Novation

Any security provided to the Finance Parties by any Borrower shall not constitute a payment, nor shall it operate novation of any amount due hereunder and shall not operate by way of compensation, set-off or confusion of, or merge with, any Indebtedness or liability of any Borrower or of any other Person or Persons to the Finance Parties or any one thereof under any deed, guarantee, contract, bill of exchange, promissory note, letter of credit, certificate of deposit or other instrument by which the same may now or at any time hereafter be represented or evidenced.

22.12	Obligation to Pay Absolute

Except as provided under Section 9.8, the obligations of each Borrower to make payments on the Loans as and when provided in this Agreement shall be unconditional and irrevocable, and shall be paid strictly in accordance with the terms of this Agreement under all circumstances without any right of compensation or set-off and notwithstanding any defence, right of action or claim of any nature whatsoever which any Borrower may at any time have or have had against the Administrative Agent or the Finance Parties, whether in connection with this Agreement or otherwise.

22.13	Risk of Superior Force

Each Borrower expressly assumes all risks of superior force, so that each Borrower shall be bound to timely repay the Loans in full under this Agreement notwithstanding the existence or occurrence of any event or circumstance constituting a superior force within the meaning of Article 1470 of the Civil Code of Québec.

22.14	Inconsistency with Guarantee Agreement

Unless otherwise herein provided, to the extent that any provision of this Agreement is inconsistent with the provisions of any other Operative Document, the provisions of this Agreement shall prevail.

22.15	Governing Law

This Agreement and the interpretation and enforcement thereof shall be governed by and in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

CREDIT AGREEMENT – PAGE 107

22.16	Submission to Jurisdiction

Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Québec sitting in the judicial district of Montréal with respect to any matter arising hereunder or in relation herewith. The parties hereto irrevocably waive any objections on the ground of venue or forum non conveniens or any similar grounds. The parties hereto irrevocably consent to service of process by mail or in any other manner permitted by relevant Law.

22.17	Waiver of Jury Trial

Each party hereto hereby waives any right it may have to a trial by jury of any dispute arising under or relating to this Agreement and agrees that any such dispute shall be tried before a judge sitting without a jury.

22.18	Treatment of Certain Information: Confidentiality

22.18.1	Each of the Agents and the Lenders agrees to maintain the confidentiality of the Information (as hereinafter defined), except that Information may be disclosed (a) to it, its Affiliates and its and its Affiliates’ respective partners, directors, officers, employees, agents, advisors and representatives (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential), (b) to the extent requested by any regulatory authority purporting to have jurisdiction over it (including any self-regulatory authority), (c) to the extent required by Applicable Laws or by any subpoena or similar legal process, (d) to any other party hereto, (e) in connection with the exercise of any remedies hereunder or under any other Operative Document or any action or proceeding relating to this Agreement or any other Operative Document or the enforcement of rights hereunder or thereunder, (f) subject to an agreement containing provisions substantially the same as those of this Section, to (y) any Assignee of or Participant in, or any prospective Assignee of or Participant in, any of its rights or obligations under this Agreement or (z) any actual or prospective counterparty (or its advisors) to any Derivative Instrument relating to any Restricted Credit Party and its obligations, (g) with the consent of the Cdn Borrower or (h) to the extent such Information (y) becomes publicly available other than as a result of a breach of this Section or (z) becomes available to any Agent or any Lender on a non-confidential basis from a source other than a Restricted Credit Party.

22.18.2

For all purposes of this Section 22.18, “Information” means all information received in connection with this Agreement from any Restricted Credit Party relating to any Restricted Credit Party or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to such receipt. Any Person required to maintain the confidentiality of Information as provided in this Section 22.18 shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to

CREDIT AGREEMENT – PAGE 108

maintain the confidentiality of such Information as such Person would accord to its own confidential information. In addition, the Agents may disclose to any agency or organization that assigns standard identification numbers to loan facilities such basic information describing the Credit Facilities as is necessary to assign unique identifiers (and, if requested, supply a copy of this Agreement), it being understood that the Person to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to make available to the public only such Information as such person normally makes available in the course of its business of assigning identification numbers.

22.18.3	In addition, and notwithstanding anything herein to the contrary, the Administrative Agent may provide the information described on Schedule “G” concerning the Restricted Credit Parties and the Credit Facilities to Loan Pricing Corporation and/or other recognized trade publishers of information for general circulation in the loan market.

22.19	“Know Your Customer Checks”

If (i) any Change in Law made after the date of this Agreement, (ii) any change in the status of a Subsidiary from an Unrestricted Subsidiary to a Restricted Subsidiary, (iii) any designation of an additional Borrower pursuant to Section 2.16, (iv) any change in the composition of the shareholders of a Restricted Subsidiary after the date of this Agreement, or (v) a proposed assignment or transfer by a Lender of any of its rights and/or obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer obliges the Administrative Agent or any Lender (or, in the case of paragraph (v) above, any prospective Lender) to comply with “know your client” or similar identification procedures in circumstances where the necessary information is not already available to it, each Restricted Credit Party shall, promptly upon the request of the Administrative Agent or any relevant Lender or prospective Lender supply, or cause to be supplied, such documentation and other evidences as is reasonably requested by the Administrative Agent (for itself or on behalf of any Lender) or by any relevant Lender (for itself or on behalf of any such prospective Lender) in order for the Administrative Agent, such Lender or prospective Lender to carry out and be satisfied with the results of all necessary “know your client” or other similar checks under all applicable Laws. Each Lender or prospective Lender shall promptly upon the request of the Administrative Agent supply, or cause to be supplied, such documentation and other evidences as is reasonably requested by the Administrative Agent for the purposes of its carrying out of and satisfaction with the results of all necessary “know your client” or other similar checks under all applicable Laws.

ARTICLE 23

FORMAL DATE

23.1	Formal Date

For the purpose of convenience, this Agreement may be referred to as bearing formal date of May 31, 2012 irrespective of the actual date of its execution.

CREDIT AGREEMENT – PAGE 109

ARTICLE 24

LANGUAGE

24.1	English Language

The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language.

24.2	Langue Anglaise

Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise.

CREDIT AGREEMENT - SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have signed this Credit Agreement.

CGI GROUP INC. as Cdn Borrower

Per:	/s/ R. David Anderson
Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer

Address:	1130 Sherbrooke Street West 7th Floor Montreal, Quebec H3A 2M8

To the attention of:	Executive Vice-President and Chief Financial Officer

Telecopier:	(514) 841-3299

CREDIT AGREEMENT - SIGNATURE PAGE

NATIONAL BANK OF CANADA as Administrative Agent

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Directeur—Director

CREDIT AGREEMENT - SIGNATURE PAGE

CANADIAN IMPERIAL BANK OF COMMERCE as Lender, Co-Lead Arranger, Joint Bookrunner and Co-Syndication Agent

Per:	/s/ Charles St-Germain
Name: CHARLES ST-GERMAIN
Title: MANAGING DIRECTOR

Per:	/s/ Alain Longpré
Name: ALAIN LONGPRÉ
Title: EXECUTIVE DIRECTOR

CREDIT AGREEMENT - SIGNATURE PAGE

NATIONAL BANK OF CANADA as Lender, Co-Lead Arranger and Joint Bookrunner

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Directeur—Director

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

CREDIT AGREEMENT - SIGNATURE PAGE

THE TORONTO-DOMINION BANK as Lender, Co-Lead Arranger, Joint Bookrunner and Co-Syndication Agent

Per:	/s/ Paul Archer
Name: Paul Archer
Title: Managing Director

Per:	/s/ Yves Bergeron
Name: Yves Bergeron
Title: Managing Director

SCHEDULE A – PAGE 1

CREDIT AGREEMENT

SCHEDULE “A”

THE LENDERS AND THEIR COMMITMENTS

NAME OF LENDER	CDN REVOLVING COMMITMENT		US REVOLVING COMMITMENT	TERM LOAN A CREDIT FACILITY	TERM LOAN B CREDIT FACILITY	TERM LOAN C CREDIT FACILITY
CANADIAN IMPERIAL BANK OF COMMERCE	Cdn$	500,000,000	Cdn$0	£208,333,334	£103,333,333	£103,333,333

NATIONAL BANK OF CANADA	Cdn$	500,000,000	Cdn$0	£208,333,333	£103,333,334	£103,333,333

THE TORONTO-DOMINION BANK	Cdn$	500,000,000	Cdn$0	£208,333,333	£103,333,333	£103,333,334

SCHEDULE B – PAGE 1

CREDIT AGREEMENT

SCHEDULE “B”

DEFINITIONS

“30 Day CDOR BA Rate” means, for any day, the CDOR BA Rate for BAs having a maturity of 1 month;

“2004 Note Purchase Agreement” means that certain Note Purchase Agreement dated as of January 29, 2004 relating to the US$85,000,000 4.59% Guaranteed Series A Senior Unsecured Notes, US$87,000,000 5.10% Guaranteed Series B Senior Unsecured Notes and US$20,000,000 6.00% Guaranteed Series C Senior Unsecured Notes, all issued by the Cdn Borrower, as such agreement may be amended, supplemented or restated at any time and from time to time;

“2011 Note Purchase Agreement” means that certain Note Purchase Agreement dated as of July 12, 2011 relating to the US$85,000,000 3.66% Guaranteed Series A Senior Notes, US$140,000,000 4.36% Guaranteed Series B Senior Notes and US$250,000,000 4.99% Guaranteed Series C Senior Notes, all issued by the Cdn Borrower, as such agreement may be amended, supplemented or restated at any time and from time to time;

“Acquisition” with respect to any Person, means any transaction or series of transactions whereby such Person purchases, acquires or obtains:

1.	the Control of another Person;

2.	the whole or substantial part of another Person’s properties and assets; or

3.	the whole or a substantial part of a business, line of business or division of another Person;

the whole either directly or through Subsidiaries;

“Acquisition Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “H”, signed by one (1) Responsible Officer of the Cdn Borrower, setting forth, inter alia, the calculations required to establish compliance with the Ratios on a Pro Forma Basis as at the end of the then most recently completed fiscal quarter immediately preceding the occurrence of the Acquisition to which such certificate relates;

“Additional Borrower Accession Agreement” refers to an agreement substantially in the form of the one attached hereto as Schedule “I”;

“Additional Cdn Borrower” means any Cdn Restricted Subsidiary designated as an additional Borrower pursuant to Section 2.16;

“Additional Foreign Borrower” means any Foreign Restricted Subsidiary designated as an additional Borrower pursuant to Section 2.16;

“Additional Revolving Commitments” has the meaning ascribed to it in subsection 2.19.1;

SCHEDULE B – PAGE 2

CREDIT AGREEMENT

“Additional US Borrower” means any US Restricted Subsidiary designated as an additional Borrower pursuant to Section 2.16;

“Adjusted Consolidated Basis” means, whenever such expression is being used hereunder with respect to Ratios, financial information or Financial Statements, that such Ratios, financial information or Financial Statements shall be calculated, established and determined on the basis of the combined financial data of the Restricted Group, the whole as determined in accordance with GAAP, applied in a consistent manner;

“Administrative Agent” means National Bank of Canada, in its capacity as agent for the Finance Parties for the purposes of this Agreement and the other Operative Documents, and includes any successor thereof in such capacity;

“Administrative Agent’s Account” means the bank accounts of the Administrative Agent designated from time to time by the Administrative Agent to the Lenders for purposes of making the inter-lender advances contemplated in Section 21.2;

“Administrative Agent’s Office” means generally, the office of the Administrative Agent located in Montréal, Quebec, the details of which shall be provided by the Administrative Agent to the Borrowers, or such other office as the Administrative Agent may specify from time to time;

“Administrative Agent’s Prime Rate” means, for any day, the rate of interest, expressed as an annual rate, quoted or announced on such day by the Administrative Agent in the City of Montréal as being its reference rate then in effect for determining interest rates on commercial demand loans made by it in Canada in Canadian Dollars to its prime commercial borrowers. The parties hereto acknowledge that the “Administrative Agent’s Prime Rate” is a reference rate and is not necessarily intended to be the lowest or best rate of interest charged to customers in connection with extensions of credit;

“Administrative Agent’s US Base Rate” means, for any day, the rate of interest, expressed as an annual rate, which is equal to the rate of interest in effect on such day quoted or announced on such day by the Administrative Agent in the City of Montréal as being its reference rate then in effect for determining interest rates on commercial demand loans made by it in Canada in US Dollars to its prime commercial borrowers. The parties hereto acknowledge that the “Administrative Agent’s US Base Rate” is a reference rate and is not necessarily intended to be the lowest or best rate of interest charged to customers in connection with extensions of credit;

“Administrative Agent’s US Prime Rate” means, for any day, the rate of interest, expressed as an annual rate, which is equal to the rate of interest in effect on such day quoted or announced on such day by the Administrative Agent in the City of New York as being its reference rate then in effect for determining interest rates on commercial demand loans made by it in the continental United States of America in US Dollars to its prime commercial borrowers. The parties hereto acknowledge that the “Administrative Agent’s US Prime Rate” is a reference rate and is not necessarily intended to be the lowest or best rate of interest charged to customers in connection with extensions of credit;

SCHEDULE B – PAGE 3

CREDIT AGREEMENT

“Advance” means any amount of money or credit advanced or to be advanced (as the context requires) to the Borrowers or any one thereof pursuant to this Agreement, whether by way of cash advance by the Lenders, acceptance of Drafts or BA Equivalent Notes (as applicable) by the Cdn Lenders or issue of LCs by the LC Issuing Lenders;

“Affected Funds” has the meaning ascribed to it in Section 19.5;

“Affected Lenders” means (i) under the Revolving Facility, Lenders whose Revolving Commitments represent at least 35% of the Revolving Facilities and who shall have issued a notice to the Administrative Agent pursuant to Section 19.1, (ii) under the Term Loan Credit Facilities, Lenders whose Term Loan Commitments represent at least 35% of the Term Loan Credit Commitments and who shall have issued a notice to the Administrative Agent pursuant to Section 19.1, (iii) in respect of any Advance denominated in Sterling or Euros, any Lender who shall have notified the Administrative Agent that Libor is less than the actual cost of making or maintaining a Libor Loan denominated in Sterling or Euros, as applicable, (iv) any Lender to whom any Borrower is required to pay additional amounts pursuant to Article 18, and (v) a Lender which has refused to fund an Additional Foreign Borrower pursuant to Section 2.14 in circumstances where the Majority Lenders have accepted such Person as an Additional Foreign Borrower;

“Affiliate” means any Person which, directly or indirectly, through one or more intermediaries, Controls, is Controlled by or is under common Control with, any other Person; “Agents” refers collectively to the Administrative Agent and the Persons contemplated in Section 20.19, and “Agent” means any one of them;

“Aggregate Swingline Commitment Amount” means, on any date, Cdn$50,000,000, as same may be allocated from time to time as between the Cdn Swingline Commitment Amount and the US Swingline Commitment Amount pursuant to the provisions of this Agreement;

“Agreed Foreign Currency” means, at any time, any one of the Japanese Yen, the Swiss Franc, the Australian Dollar, the Indian Rupee, the Mexican Peso, the Polish Zloty or any other foreign currency acceptable to the relevant LC Issuing Lender, on condition that, in all cases, at such time, any such currency is freely transferable and convertible into Canadian Dollars and US Dollars and deposits of same are readily available in the London interbank market;

“American Account Branch” means the branch of the Administrative Agent in the continental United States of America as the Administrative Agent may specify from time to time;

“Anti-Terrorism Order” means Executive Order No. 13,224 of September 24, 2001, Blocking Property and Prohibiting Transactions with Persons Who Commit, Threaten to Commit or Support Terrorism, 66 U.S. Fed. Reg. 49, 079 (2001), as amended;

“Anti-Terrorism and Money Laundering Laws” has the meaning ascribed to it in paragraph 12.28.3.1;

SCHEDULE B – PAGE 4

CREDIT AGREEMENT

“Anti-Trust Conditions” means the antitrust conditions to the Scheme or the Offer, as the case may be, relating to the European Commission and/or the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

“Applicable Law” means Law applicable to any specified Person, property, transaction or event or any of such Person’s Business Assets, and any Award of any Governmental Authority or arbitrator in any proceeding or action to which the Person in question is a party or by which such Person or any of its Business Assets is bound;

“Approved Fund” means (i) with respect to any Lender, an entity (whether a corporation, partnership, limited liability company, trust or otherwise) that is engaged in making, purchasing, holding or otherwise investing in bank loans and similar extensions of credit in the ordinary course of its business and is managed or advised by such Lender or any Affiliate thereof, and (ii) with respect to any Lender that is a fund that invests in bank loans and similar extensions of credit, any other fund that invests in bank loans and similar extensions of credit and is managed or advised by the same investment advisor as such Lender or by any Affiliate of such investment advisor;

“Approved Lender” means any financial institution identified by the Co-Lead Arrangers to the Cdn Borrower in writing prior to or concurrently with the execution of this Agreement;

“Asset Disposition” has the meaning ascribed to it in the definition of Net Proceeds found in this Schedule “B”;

“Assignment” or “Assign” means the sale, assignment, transfer or other disposition of a Loan or any portion thereof, of a Lender and the equivalent portion of the corresponding Commitments and other obligations of such Lender under this Agreement (provided that, even if no Loans are outstanding, the Commitments of any Lender may be transferred) but expressly excludes any participation pursuant to subsection 22.5.5, and “Assigning”, “Assignor” and “Assignee” have the correlative meanings;

“Authorization” means any authorization, approval, consent, exemption, licence, permit, franchise or no-action letter from any Governmental Authority having jurisdiction with respect to any specified Person, property, transaction or event, or with respect to any of such Person’s Business Assets or from any Person in connection with any easement, servitude or contractual rights;

“Authorized Restricted Subsidiaries” means, as at any time, those of the Restricted Subsidiaries that have executed a Guarantee Agreement providing for unlimited Guarantees of the Obligations;

“Available Cdn Revolving Commitment” means, as at any time, as determined by the Administrative Agent for the purposes of Section 8.1, with respect to any Cdn Lender, the difference between the Cdn Revolving Commitment of such Cdn Lender at such time and the Cdn Revolving Loan of such Cdn Lender then outstanding (excluding, for greater certainty, in the case of the Cdn Swingline Lender, its Cdn Swingline Loan then outstanding), expressed in the Equivalent in Canadian Dollars;

SCHEDULE B – PAGE 5

CREDIT AGREEMENT

“Available Cdn Revolving Facility” means, as at any time, as determined by the Administrative Agent, the difference between the Cdn Revolving Facility then in effect and the sum of the Cdn Revolving Loans and the Cdn Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Available Cdn Swingline Facility” means, as at any time, as determined by the Cdn Swingline Lender, the difference between the Cdn Swingline Commitment Amount then in effect and the Cdn Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Available Term Loan Commitment” means, as at any time, as determined by the Administrative Agent, in respect of any Term Loan Credit Facility, the difference between the Term Loan Credit Facility then in effect and the sum of the Loans then outstanding thereunder, expressed in the Equivalent in Sterling;

“Available US Revolving Commitment” means, as at any time, as determined by the Administrative Agent for the purposes of Section 8.1, with respect to any US Lender, the difference between the US Revolving Commitment of such US Lender at such time and the US Revolving Loan of such US Lender then outstanding (excluding, for greater certainty, in the case of the US Swingline Lender, its US Swingline Loan then outstanding), both expressed in their Equivalent in US Dollars;

“Available US Revolving Facility” means, as at any time, as determined by the Administrative Agent, the difference between the US Revolving Facility then in effect and the sum of the US Revolving Loans and the US Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Available US Swingline Facility” means, as at any time, as determined by the US Swingline Lender, the difference between the US Swingline Commitment Amount then in effect and the US Swingline Loan then outstanding, expressed in the Equivalent in Canadian Dollars;

“Award” means any judgment, decree, injunction, rule, award or order of any Governmental Authority or arbitrator;

“BA” means, with respect to any Lender other than a Non-BA Lender, a Draft issued by the Cdn Borrower and accepted by such Lender pursuant to this Agreement and, with respect to a Non-BA Lender, means a BA Equivalent Note;

“BA Equivalent Note” means a non-interest bearing promissory note (including a depository note, as such expression is defined in the Depository Bills and Notes Act (Canada)), issued by the Cdn Borrower to a Non-BA Lender and which is discounted by such Non-BA Lender in accordance with the provisions of Section 4.11;

“BA Liability”, with respect to any Lender, means, as at any time, the aggregate of the face amount of the BAs accepted by such Lender under the applicable Facility and still outstanding after deducting therefrom any amount held under Section 9.4 in connection with such BAs, and “BA Liabilities” refers collectively to the BA Liabilities of all Lenders;

SCHEDULE B – PAGE 6

CREDIT AGREEMENT

“BA Proceeds” means, with respect to any BA, the difference between the Discounted Proceeds and the Stamping Fee relating thereto;

“BA Reference Lenders” refers collectively, at any time, to two (2) Lenders that are not banks under Schedule “I” of the Bank Act (Canada), determined by the Administrative Agent with the consent of the Cdn Borrower;

“Banking Day” means any Business Day that is also a day on which banks are generally open for commercial lending and foreign exchange business in London, England;

“Basel III” refers to the third version of the banking supervision Accords (recommendations on banking laws and regulations) issued by the Basel Committee on Banking Supervision and which sets the global regulatory standard on bank capital adequacy and liquidity as at the date of this Agreement;

“Blocked Person” has the meaning ascribed to it in paragraph 12.28.1.4;

“Borrowers” refers collectively to the Cdn Borrower, the US Borrower, any Additional Cdn Borrower, Additional US Borrower and Additional Foreign Borrower, and “Borrower” refers to any one thereof;

“Borrowers’ Accounts” refers collectively to the accounts of the Borrowers maintained with the Administrative Agent at the Canadian Account Branch (for the Cdn Borrower) or the American Account Branch (for the US Borrower), and “Borrower’s Account” refers to any one thereof;

“Borrowers’ Operating Accounts” refers collectively to the accounts of the Borrowers maintained with the Cdn Swingline Lender (for the Cdn Borrower) or the US Swingline Lender (for the US Borrower), and “Borrower’s Operating Account” refers to any one thereof;

“Borrowing Date” means any day on which an Advance is made by way of Drawdown or a conversion or a rollover hereunder is made;

“Business Assets” means the business, operations, undertaking, property and assets of a specified Person, including the shares and the other securities held in another Person;

“Business Day” means any day excluding Saturday, Sunday and any other day which in Montréal, Québec, Toronto, Ontario or New York, United States of America is a legal holiday or a day on which banks are authorized by law or by local proclamation to close provided that (i) with respect to any transaction under the terms hereof requiring a transfer of funds in Canadian Dollars, then “Business Day” means any day, excluding Saturday, Sunday and any other day which in Montréal, Québec or Toronto, Ontario is a legal holiday or a day on which banks are authorized by law or by local proclamation to close, and (ii) with respect to any transaction under the terms hereof requiring a transfer of funds in Sterling or Euros, such day shall also be a day on which banks are generally open for commercial lending and foreign exchange business in London, England;

“Canadian Account Branch” means the branch of the Administrative Agent located at Montréal, Québec, the details of which shall be provided by the Administrative Agent to the

SCHEDULE B – PAGE 7

CREDIT AGREEMENT

Borrowers, or such other branch of the Administrative Agent in Canada as the Administrative Agent may specify from time to time;

“Canadian Dollars” or “Cdn$” means the lawful currency of Canada;

“Canadian Plan” means any plan, program, arrangement or understanding that provides pension or retirement benefits (whether or not registered under any applicable pension benefits or Tax Laws in Canada) which is maintained or contributed to by (or to which there is or may be an obligation to contribute of) a Restricted Credit Party in respect of any individual’s employment in Canada or a province or territory thereof with a Restricted Credit Party or any of its Subsidiaries;

“Capital Expenditures”, with respect to any Person, means any and all expenditures of money or money’s worth made or committed to be made by such Person for or in connection with the acquisition, repair (the expenditure with respect to which is capitalized), improvement or extension of capital property or assets (other than an Acquisition), whether by way of purchase, Capital Lease or otherwise;

“Capital Lease”, with respect to any Person, means any lease or other arrangement relating to property or assets (i) which, in accordance with GAAP, would be accounted for as a capital lease obligation on a balance sheet of such Person, or (ii) for which the amount of the asset and liability thereunder should be disclosed in a note to such balance sheet as if so capitalized in accordance with GAAP;

“Capital Stock” means common shares, preferred shares or other equivalent equity interests (howsoever designated) of capital stock of a body corporate, equity preferred or common interests in a limited liability company, limited or general partnership interests in a partnership or any other equivalent such ownership interest, as well as the interest of a beneficiary under a trust;

“Cash Equivalent Investments” means:

1.	direct obligations of, or obligations the principal of and interest on which are unconditionally guaranteed by, the government of Canada or the United States of America (or by any agency thereof to the extent such obligations are backed by the full faith and credit of Canada or the United States of America), in each case maturing within one year of the date such Investment is made;

2.	marketable general obligations issued by any Province of Canada or by any State of the United States of America or any political subdivision of any such Province or State or any corporation or public instrumentality thereof maturing within one year of the date such Investment is made and, at the time of such Investment, having a credit rating of A-1 or better from S&P or its equivalent from Moody’s or its equivalent from DBRS;

3.	investments in commercial paper or other similar marketable promissory notes maturing no longer than twelve (12) months from the date such Investment is made and, at the time of such Investment, having a credit rating of A-1 or better from S&P or its equivalent from Moody’s or its equivalent from DBRS;

SCHEDULE B – PAGE 8

CREDIT AGREEMENT

4.	investments in Canadian or US certificates of deposit, banker’s acceptance and time deposits maturing within twelve (12) months of the date such Investment is made, issued, guaranteed by or placed with, and money market deposit accounts issued or offered by (y) any Lender, or (z) any commercial bank, trust company or credit union organized or licensed under the Laws of Canada or the United States of America, or any Province or State thereof, having a credit rating of A-1 or better from S&P or its equivalent from Moody’s or its equivalent from DBRS; and

5.	investments in money market funds or other mutual funds that invest solely in, or repurchase obligations that are comprised solely of the types of Cash Equivalent Investments described in clauses 1 to 4 above;

“Cdn Borrower” refers to CGI Group Inc., a corporation constituted under the Laws of Québec, and includes any successor thereto;

“Cdn LC Issuing Lender” is the reference to National Bank of Canada in its capacity as issuer of LCs under the Cdn Revolving Facility and includes any successor thereof in such capacity, and any other Cdn Lender which the Cdn Borrower shall have designated as a Cdn LC Issuing Lender by notice to the Administrative Agent;

“Cdn LC Issuing Office” means the office of the Cdn LC Issuing Lender located in Canada as the Cdn LC Issuing Lender may specify from time to time;

“Cdn Lender” as at any time, refers to any Lender that, at such time, has a Cdn Revolving Commitment;

“Cdn Restricted Subsidiary” means, for the purposes of Section 2.14, any Authorized Restricted Subsidiary which is organized under the Laws of Canada or any province thereof, and “Cdn Restricted Subsidiaries” means any two or more of them;

“Cdn Revolving Commitment” means, with respect to any Cdn Lender, as at any time, the aggregate amount which such Cdn Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.1.1 and, subject to the terms hereof, to an Additional Foreign Borrower, as such amount may have been modified since the date of this Agreement pursuant to the provisions of this Agreement, and includes, with respect to the Cdn Swingline Lender, the Cdn Swingline Commitment Amount;

“Cdn Revolving Facility”, as at any time, refers collectively to the aggregate of the Cdn Revolving Commitments of the Cdn Lenders at such time;

“Cdn Revolving LC Liability”, with respect to any Cdn Lender, means, as at any time, the Rateable Share of such Cdn Lender (pertaining to the Cdn Revolving Facility) in the Stated Amount of the LCs issued under the Cdn Revolving Facility and still outstanding after deducting therefrom any amount held under Section 9.5 in connection with such LCs;

“Cdn Revolving Libor Loan”, with respect to any Cdn. Lender, means, as at any time, that portion of the Cdn Revolving Loan of such Cdn Lender with respect to which the Cdn Borrower

SCHEDULE B – PAGE 9

CREDIT AGREEMENT

has elected to pay interest on a Libor Basis, and “Cdn Revolving Libor Loans” means the aggregate of all Cdn Revolving Libor Loans of all Cdn Lenders;

“Cdn Revolving Loan”, with respect to any Cdn Lender, means, as at any time, the aggregate of the principal amount of Advances of such Cdn Lender then outstanding under the Cdn Revolving Facility, including the BA Liabilities and the Cdn Revolving LC Liability of such Cdn Lender, and “Cdn Revolving Loans” means the aggregate of all Cdn Revolving Loans of all Cdn Lenders;

“Cdn Revolving Prime Rate Loan”, with respect to any Cdn Lender, means, as at any time, that portion of the Cdn Revolving Loan of such Cdn Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest on a Prime Rate Basis, and “Cdn Revolving Prime Rate Loans” means the aggregate of all Cdn Revolving Prime Rate Loans of all Cdn Lenders;

“Cdn Revolving US Base Rate Loan”, with respect to any Cdn Lender, means, as at any time, that portion of the Cdn Revolving Loan of such Cdn Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest on a US Base Rate Basis, and “Cdn Revolving US Base Rate Loans” means the aggregate of all Cdn Revolving US Base Rate Loans of all Cdn Lenders;

“Cdn Swingline Commitment Amount” means, on any date, Cdn$50,000,000, as such amount may be modified from time to time pursuant to the provisions of this Agreement;

“Cdn Swingline Facility” means the swingline facility which the Cdn Swingline Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.2.1;

“Cdn Swingline Lender” means National Bank of Canada and includes any successor thereof in such capacity;

“Cdn Swingline Loan” means, as at any time, the aggregate of the principal amount of Advances of the Cdn Swingline Lender then outstanding under the Cdn Swingline Facility;

“Cdn Swingline Prime Rate Loan” means, as at any time, that portion of the Cdn Swingline Loan with respect to which the Cdn Borrower is required to pay interest on a Prime Rate Basis;

“Cdn Swingline US Base Rate Loan” means, as at any time, that portion of the Cdn Swingline Loan with respect to which the Cdn Borrower is required to pay interest on a US Base Rate Basis;

“Cdn Term Loan Libor Loan”, with respect to any Term Loan Lender, means, as at any time, that portion of the applicable Term Loan of such Term Loan Lender with respect to which the Cdn Borrower has elected to pay interest on a Libor Basis, and “Cdn Term Loan Libor Loans” means the aggregate of all Cdn Term Loan Libor Loans of all Term Loan Lenders;

“Cdn Term Loan Prime Rate Loan”, with respect to any Term Loan Lender, means, as at any time, that portion of the applicable Term Loan of such Term Loan Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest

SCHEDULE B – PAGE 10

CREDIT AGREEMENT

on a Prime Rate Basis, and “Cdn Term Loan Prime Rate Loans” means the aggregate of all Cdn Term Loan Prime Rate Loans of all Term Loan Lenders;

“Cdn Term Loan US Base Rate Loan”, with respect to any Term Loan Lender, means, as at any time, that portion of the applicable Term Loan of such Term Loan Lender with respect to which the Cdn Borrower has elected or, under the terms of this Agreement, is required to pay interest on a US Base Rate Basis, and “Cdn Term Loan US Base Rate Loans” means the aggregate of all Cdn Term Loan US Base Rate Loans of all Term Loan Lenders;

“CDOR BA Rate” means, for any Business Day, the discount rate (expressed as an annual percentage, rounded upwards to the nearest fifth decimal point) quoted on the Reuters Screen CDOR page as of 10:00 A.M. (Montréal time) on such day for bankers’ acceptances denominated in Canadian Dollars accepted by the Administrative Agent, having a maturity similar to that of the BAs with respect to which such rate is being determined and, where different rates are shown for different amounts, for an amount which is closest to the aggregate face amount of BAs the Cdn Borrower has requested the applicable Lenders accept on such day. If for any such Business Day such rate does not appear on such CDOR Page, “CDOR BA Rate” shall mean for such day, the arithmetical mean of the discount rates (expressed as an annual percentage, rounded upwards to the nearest fifth decimal point), charged by money market jobbers for non-interest bearing bills of exchange accepted by the Administrative Agent, having a maturity similar to that of the BAs with respect to which such rate is being determined and having a face amount which is closest to the aggregate face amount of BAs the Cdn Borrower has requested the applicable Lenders accept on such day;

“Certain Funds Advance” means an Advance made or to be made under the Credit Facilities during the Certain Funds Period where such Advance is to be made solely for a UK Acquisition Purpose;

“Certain Funds Period” means, the period commencing on May 31, 2012 and ending on the earliest of :

(A) in respect of a Scheme, (i) the date which is 180 days after the date of this Agreement; (ii) the date falling 15 days after the Scheme Date; (iii) the date on which the Scheme lapses, terminates, is withdrawn or is rejected by the Court (unless prior to that date the Cdn Borrower on behalf of UK Bidco has notified the Administrative Agent that it intends to launch an Offer Conversion and the Offer Press Release has been issued in accordance with this Agreement); (iv) the date on which the UK Target becomes a direct or indirect wholly owned subsidiary of the Cdn Borrower and UK Bidco (or the Cdn Borrower on behalf of UK Bidco) has paid for all shares in UK Target beneficially owned by it; and (v) the date on which the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation 139/2004/EC or the UK Target Acquisition is referred to the UK Competition Commission (where such date occurs before the date on which the Shareholder Meeting is held); and

(B) in respect of an Offer, (i) the date which is 30 days after the Unconditional Date or if UK Bidco has issued Squeeze-Out Notices before such date, such longer period as is necessary to enable UK Bidco to implement such Squeeze-Out; (ii) the date which is 180 days after the date of this Agreement; (iii) the date on which the Offer lapses, terminates

SCHEDULE B – PAGE 11

CREDIT AGREEMENT

or is withdrawn; (iv) the date on which the UK Target becomes a direct or indirect wholly owned subsidiary of the Cdn Borrower and UK Bidco (or the Cdn Borrower on behalf of UK Bidco) has paid for all shares in UK Target beneficially owned by it; and (v) the date on which the European Commission initiates proceedings under Article 6(1)(c) of Council Regulation 139/2004/EC or the UK Target Acquisition is referred to the UK Competition Commission (where such date occurs before the first closing date of the Offer or the date on which the Offer becomes or is declared unconditional as to acceptances, whichever is the later);

“Certificate of Officer” means a certificate signed by one (1) Responsible Officer of the Borrowers, attesting and stating that:

6.	said officers have taken cognizance of all the terms of the present Agreement and of all other Operative Documents;

7.	said officers, to the best of their knowledge after diligent enquiry, do not know of the existence, as of the date of the certificate, of a condition or of any fact whatsoever, constituting a Default; and

8.	the representations and warranties made or deemed made by the Borrowers under the Operative Documents are still true and correct as of the date of such certificate;

“Change in Law” means (w) the adoption or the coming into force, of any Law, directive, guideline (whether or not having the force of law) or the interpretation, application or administration thereof by a Governmental Authority or other authority charged with the interpretation, application or administration thereof, (x) any change in any Law, directive or guideline (whether or not having the force of law) or in the interpretation, application or administration thereof by any Governmental Authority or other authority charged with the interpretation, application or administration thereof, (y) any reversal by any Governmental Authority or other authority of an interpretation of any Law, directive or guideline (whether or not having the force of Law), (z) any change in GAAP or any requirement, guideline, directive, interpretation or administrative position with respect to GAAP, or (zz) any compliance by any Lender (or, for purposes of Section 18.8, by any lending office of such Lender or by such Lender’s holding company, if any) with any request, guideline or directive (whether or not having the force of law) of any Governmental Authority or other authority charged with the interpretation, application or administration thereof; in each case, which becomes effective after the date of this Agreement. For purposes of this Agreement, the Dodd Frank Wall Street Reform and Consumer Protection Act, and all requests, rules, regulations, guidelines or directives made or issued thereunder or in connection therewith, and all changes to or further implementation by any Governmental Authority or other authority of Basel III, in each case which are enacted, adopted or issued after November 7, 2011, shall be deemed to constitute a “Change in Law”;

“Change of Control” means, with respect to the Cdn Borrower, any circumstance which would result in any Person or group of Persons acting together holding, directly or indirectly, individually or collectively, a majority of the votes attached to the outstanding Voting Capital Stock of the Cdn Borrower, except for any circumstance where (i) (x) such Person or group of Persons is any one or more of the Principal Shareholders and the Permitted Holders, or (y) such Person or group of Persons acts in concert with one or more of the Principal Shareholders and

SCHEDULE B – PAGE 12

CREDIT AGREEMENT

the Permitted Holders, each of whom holds, directly or indirectly, Voting Capital Stock of the Cdn Borrower (collectively, such Person or group of Persons and such Principal Shareholders and Permitted Holders acting in concert being referred to as the “Concerted Group”); provided that, at all times that such Concerted Group is acting in concert, (A) the aggregate Voting Capital Stock of the Cdn Borrower held directly and indirectly by all of the Principal Shareholders and Permitted Holders so acting in concert within the Concerted Group shall have the right to vote the majority of the votes attached to the aggregate of the Voting Capital Stock of the Cdn Borrower held directly and indirectly by the Concerted Group so acting in concert, and (B) the board of directors of the Cdn Borrower is not nor becomes controlled by any shareholder or group of shareholders acting in concert (other than any one or more of the Principal Shareholders and the Permitted Holders even if such are acting in concert with a Concerted Group), and (ii) the Cdn Borrower remains a corporation with publicly traded shares from and after giving effect thereto;

“CISADA” means the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010, United States Public Law 111195, as amended from time to time, and the rules and regulations promulgated thereunder from time to time in effect;

“Clean-Up” means the remediation, containment, removal, treatment, neutralization or inactivation of any Hazardous Material;

“Code” means the United States Internal Revenue Code of 1986, as amended from time to time;

“Commitments”, with respect to any Lender, refers collectively to the Cdn Revolving Commitment, US Revolving Commitment, the Term Loan A Commitment, the Term Loan B Commitment, the Term Loan C Commitment and includes, with respect to the Cdn Swingline Lender, the Cdn Swingline Commitment Amount, and with respect to the US Swingline Lender, the US Swingline Commitment Amount, in each case, as such amounts may be reduced in accordance with the terms of this Agreement;

“Compliance Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “J”, signed by one (1) Responsible Officer of the Cdn Borrower and delivered pursuant to Sections 14.3 and 14.4;

“Consolidated Basis” means, whenever such expression is being used hereunder with respect to Ratios, financial information or Financial Statements, that such Ratios, financial information or Financial Statements shall be calculated, established and determined on the basis of the consolidated financial data of the Cdn Borrower, excluding however, all the financing data of Innovapost, the whole as determined in accordance with GAAP, applied in a consistent manner;

“Contract Costs” means the following costs incurred in the course of long-term Customer Contracts: (i) integration costs incurred on large outsourcing contracts as well as incentives granted to clients upon signature of long-term outsourcing contracts, (ii) costs of software specifically designed or acquired to provide long-term outsourcing contracts to clients or group of clients, and (iii) reasonable amounts described in (i) or (ii) that arise out of specific long-term outsourcing contracts entered into by an acquired entity;

SCHEDULE B – PAGE 13

CREDIT AGREEMENT

“Control”, “Controls” and “Controlled” when used with respect to any Person means the power to appoint the majority of the members of the board of directors of such Person, directly or indirectly, whether through ownership of capital stock, by contract or otherwise, it being understood, however, that where the power to manage such Person has been, entirely or substantially, removed from its board of directors through a unanimous shareholders’ agreement or otherwise or when such Person does not have a board of directors, then it shall mean the power to direct the management and policies of such Person, directly or indirectly;

“Conversion Date” means any day on which a conversion or rollover is effected;

“Conversion Request” means a notice, substantially in the form of the one attached hereto as Schedule “K”, issued to the Administrative Agent by a Borrower pursuant to Section 7.1;

“Co-operation Agreement” means the agreement between the Cdn Borrower, UK Bidco and UK Target entered into in connection with the Scheme;

“Core Business” means information system and information technology (“IS/IT”) consulting and management services;

“Court” means the High Court of Justice in England and Wales;

“Customer Contract” means a customer contract (including all renewals, amendments, supplements or extensions thereof) entered into by any Restricted Credit Party in connection with services rendered as part of the Core Business;

“Customer Contract Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “L”, signed by one (1) Responsible Officer of the Cdn Borrower, setting forth, inter alia, the calculations required to establish compliance with the Ratios on a Pro Forma Basis as at the end of then most recently completed fiscal quarter immediately preceding the utilization of the Facilities for the financing of the Customer Contract to which such certificate relates;

“DBRS” means DBRS Limited, and includes any successor thereof;

“Debt” means, for any Person, without duplication:

1.	all Indebtedness for borrowed money, whether or not represented by notes, bonds, debentures or similar indentures;

2.	obligations representing the deferred purchase price of goods and services, excluding trade payables and other accrued current liabilities incurred in the ordinary course of business provided they are payable within 90 days from the date of purchase;

3.	the amount of the Negative Value of Derivative Instruments of such Person that exceeds Cdn$20,000,000, provided that for all purposes of Section 16.6, the Debt of any Restricted Credit Party relating to Derivative Instruments shall be the full amount of the Negative Value of Derivative Instruments of such Restricted Credit Party;

4.	the amount of any Securitization Program conducted by such Person;

SCHEDULE B – PAGE 14

CREDIT AGREEMENT

5.	the obligations, whether or not assumed, which are secured by Liens on the property belonging to such Person or payable out of the proceeds flowing therefrom, other than (i) the Permitted Liens described in clauses 1 to 5, inclusively of the definition of Permitted Liens found in this Schedule “B”, (ii) similar non-consensual Liens included in clause 7 of such definition of Permitted Liens that do not secure any other category of Debt described in this definition, and (iii) the Liens described in clause 9 of such definition of Permitted Liens to the extent same are non-consensual and do not secure any other category of Debt described in this definition;

6.	payment obligations under Capital Leases and Synthetic Leases (excluding, in all cases, operating leases in the manner contemplated under the definition of GAAP);

7.	payment obligations under letters of credit (other than documentary letters of credit contemplating payment against delivery of property), letters of guarantee and bankers’ acceptances; and

8.	payment obligations under Guarantees provided by such Person in respect of the obligations of another Person contemplated in any other clause of this definition;

“Default” means any Event of Default or any default, breach, failure, event, state or condition which, unless remedied or waived, with the lapse of time, giving of notice, making of a determination, or any combination thereof or otherwise, would constitute an Event of Default;

“Defaulting Lender” means any Lender that (A) has failed, within three (3) Business Days of the date required to be funded or paid (whether pursuant to Section 2.9.3, Section 4.6, Section 6.5.3 or otherwise generally pursuant to Section 21.2), to (i) fund any portion of its Loans (including any participations in LCs or Swingline Loans) or (ii) pay over to any Restricted Credit Party any other amount required to be paid by it hereunder, unless, in the case of clause (i) above, such Lender notifies the Administrative Agent in writing that such failure is the result of such Lender’s good faith determination that a condition precedent to funding (specifically identified and including the particular default, if any) a Loan under this Agreement has not been satisfied, (B) has notified the Borrowers or any other Restricted Credit Party in writing, or has made a public statement to the effect, that it does not intend or expect to comply with any of its funding obligations under this Agreement or generally under other agreements in which it commits to extend credit (unless, in all cases, such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default hereunder, if any and only applicable hereto) to funding, as the case may be, a Loan under this Agreement or a loan under such other agreement, cannot be satisfied), (C) has failed, within three (3) Business Days after request by a Restricted Credit Party, acting in good faith, to provide a certification in writing from an authorized officer of such Lender that it will comply with its obligations (and is financially able to meet such obligations) to fund prospective Loans (including participations in then outstanding LCs and Swingline Loans) under this Agreement; provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (C) upon such Restricted Credit Party’s receipt of such certification in form and substance satisfactory to it and the Administrative Agent, or (D) has or whose parent has become the subject of an Insolvency Event;

SCHEDULE B – PAGE 15

CREDIT AGREEMENT

“Derivative Instruments” means any documents executed with respect to interest rate swap, index swap, basis swap, equity swap, forward rate swap, commodity swap, cap, floor or collar transaction, tunnel transaction, foreign exchange swap, cross-currency rate swap transaction, foreign exchange forward transaction, currency option or any other similar transaction (including any option with respect to any of these transactions and any combination of these transactions) as well as any other transaction contemplated by the expression “swap transaction” in accordance with the definitions of the International Swap Dealers Association, Inc., as amended and supplemented from time to time;

“Direct Advance” refers to any Advance with respect to which the relevant Borrower has requested that interest thereon be calculated on a Prime Rate Basis, US Base Rate Basis, US Prime Rate Basis or Libor Basis;

“Discount Rate” means (i) with respect to any BA accepted by a Lender that is a bank under Schedule “I” of the Bank Act (Canada), the CDOR BA Rate for the applicable Selected Period, and (ii) with respect to any BA accepted by any Lender that is not a bank under Schedule “I” of the Bank Act (Canada) or any BA Equivalent Note discounted by any Non-BA Lender, the lesser of (a) the rate determined by the Administrative Agent as being the arithmetic average of the actual discount rates of the BA Reference Lenders established in accordance with their normal practices for BAs having a comparable face value and an identical Selected Period as such applicable BA to be accepted or discounted, as the case may be, by each such BA Reference Lender, or (b) the CDOR BA Rate for the applicable Selected Period, plus 0.10%;

“Discounted Proceeds” means, with respect to any BA, an amount equal to the result of the following mathematical formula, rounded to the nearest whole cent and with one-half of one cent being rounded up:

BANKER’S ACCEPTANCE NOMINAL AMOUNT X	(1)
(1 + (A x B/C))

where,

“A” is the Discount Rate applicable to such BA (expressed as a decimal);

“B” is the number of days comprised in the Selected Period selected by the Cdn Borrower with respect to the relevant BA such Lender is requested to issue; and

“C” is 365;

with the price as so determined (namely the parenthetical portion of the above formula) being rounded up or down to the fifth decimal place and .000005 being rounded up;

“Disposition Certificate” means a certificate, substantially in the form of the one attached hereto as Schedule “M”, signed by one (1) Responsible Officer of the Cdn Borrower, setting forth, inter alia, the calculations required to establish compliance with the Ratios on a Pro Forma Basis as at the end of then most recently completed fiscal quarter immediately preceding the occurrence of the Asset Disposition to which such certificate relates;

SCHEDULE B – PAGE 16

CREDIT AGREEMENT

“Dissenting Lenders” refers to Lenders who, following an Extension Request, have refused or are deemed to have refused to extend the Revolving Period and “Dissenting Lender” refers to any one thereof;

“Distributions”, with respect to any Person, means:

1.	the payment or declaration of any dividend or the making of any distribution of any kind or character (whether in cash or property but expressly excluding any such distribution by way of the payment of dividends by the issuance of common stock) in respect of any class of the Capital Stock of such Person or to the holders of any class of its Capital Stock;

2.	the purchase, redemption or other acquisition or retirement for value of any of its Capital Stock or of any options, warrants or rights to purchase or acquire shares of its Capital Stock; and

3.	the setting aside of any funds for any of the foregoing purposes;

“Draft” means a blank non-interest bearing bill of exchange within the meaning of the Bills of Exchange Act (Canada) or a blank depository bill within the meaning of the Depository Bills and Notes Act (Canada), as applicable, drawn by the Cdn Borrower and addressed to a Lender, made payable to that Lender, bearer or a clearing house bearing such distinguishing letters and numbers and being in such form as each Lender may require;

“Draw Request” means a notice, substantially in the form of the one attached hereto as Schedule “N”, issued by a Borrower to the Administrative Agent in connection with any Drawdown requested by such Borrower under the terms hereof;

“Drawdown” means a fresh Advance which is not derived from a conversion or rollover pursuant to Article 7;

“Drawdown Date” means any day on which a Drawdown is made;

“EBITDA” shall have the same meaning, mutatis mutandis, as EBITDAR (as hereinafter defined), save and except for the removal of the reference to Operating Rentals from clause (c) of such definition;

“EBITDAR” means, on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), for any period, (a) net income or loss for such period, (b) minus the gains or plus the losses incurred in connection with all extraordinary items, plus (c) all amounts deducted in computing such net income or loss for such period in respect of depreciation and amortization expense (including the non-cash amortization expense of incentive payments), Interest Expense, income tax expense, Operating Rentals and Options Expenses, and minus (d) solely for the purposes of the Ratios, the amount of any Excluded Discounts; provided, however, that

1. if, further to any Acquisition permitted hereunder, the Cdn Borrower or any of its Subsidiaries (or, as applicable, any Restricted Credit Party) acquires a division of a Person, or acquires a Person (which becomes a Subsidiary of the Cdn Borrower (or, as applicable, a Restricted Credit

SCHEDULE B – PAGE 17

CREDIT AGREEMENT

Party) or amalgamates or merges with the Cdn Borrower or any of its Subsidiaries (or, as applicable, any Restricted Credit Party), in each case, in accordance with the provisions hereof (“Acquiredco”), the EBITDAR of Acquiredco for the relevant period, as set out in its historical audited financial statements, may be included in the calculation of EBITDAR hereunder, to the extent not consolidated with the Cdn Borrower or the Restricted Group, as the case may be, in accordance with GAAP, provided that, (i) as at any time where EBITDAR is to be calculated on an Adjusted Consolidated Basis pursuant to Section 14.2, Acquiredco shall have executed a Guarantee Agreement or be subject to a Pledge, as the case may be, in accordance with the provisions of Sections 10.2, 10.3 and 10.4; and (ii) any inclusion of the historical EBITDAR of Acquiredco shall be made by adding thereto (to the extent deducted therefrom in any such relevant Acquiredco’s historical audited financial statements) any non-recurring restructuring charges; and

2. with respect to any permitted Asset Disposition, the EBITDAR attributable to all property disposed of in such Asset Disposition shall be excluded for the relevant period as if such Asset Disposition had occurred as of the first day of such relevant period;

“Environmental Law” means any Applicable Law relating to pollution, the environment or to any activity, event or circumstance in respect of Hazardous Materials and to the Restricted Credit Parties or any of their Business Assets;

“Equivalent” means the equivalent in any currency of any value or sum denominated in any other currency using the Exchange Rate, the whole as calculated by the Administrative Agent as required under the terms hereof on the date that any such calculation is so required to be made;

“ERISA” means the Employee Retirement Income Security Act of 1974 and the regulations promulgated and rulings issued thereunder, the whole as amended from time to time;

“ERISA Event” means (a) the occurrence of any Reportable Event; (b) any failure to meet the minimum funding standard under Section 412 of the Code or Section 302 of ERISA with respect to any Plan, whether or not waived; (c) the filing pursuant to Section 412(d) of the Code or Section 303(d) of ERISA of an application for a waiver of the minimum funding standard with respect to any Plan; (d) the incurrence by a Restricted Credit Party or any of its Related Persons of any liability under Title IV of ERISA with respect to the termination of any Plan; (e) the receipt by a Restricted Credit Party or any Related Person from the PBGC or a plan administrator of any notice relating to an intention to terminate any Plan or to appoint a trustee to administer any Plan; (f) the incurrence by a Restricted Credit Party or any of its Related Persons of any liability with respect to the withdrawal or partial withdrawal from any Plan or Multiemployer Plan; or (g) the receipt by a Restricted Credit Party or any Related Person of any notice, or the receipt by any Multiemployer Plan from a Restricted Credit Party or any Related Person of any notice, concerning the imposition of Withdrawal Liability or a determination that a Multiemployer Plan is, or is expected to be, insolvent or in reorganization, within the meaning of Title IV of ERISA;

“Euros” or “€” each means the single currency of those member states of the European Union participating in the European Monetary Union from time to time;

“Event of Default” means any of the events described in Article 16;

SCHEDULE B – PAGE 18

CREDIT AGREEMENT

“Exchange Rate” means the rate of exchange quoted by the Bank of Canada on the Business Day preceding the day as of which any determination of such rate is required to be made under the terms hereof, as the noon mid-market spot rate for conversions of any currency into another currency;

“Excluded Discounts” means discounts which result in a reduction of actual cash receipts or cash incentives granted during any year of a Customer Contract, unless the relevant Customer Contract and the discounts applicable thereunder meet each of the following requirements:

1.	the aggregate amount of the cash incentives and discounts does not exceed 7.5% of the amount of the cash payments to be made during the term of the relevant Customer Contract (and for greater certainty, only the portion of the discount or cash incentive in excess of the aforesaid 7.5% will be an Excluded Discount to be deducted from EBITDA and EBITDAR);

2.	in the case of a discount incentive, the amount of the applicable associated deferred credit shall be treated as Debt but only for the purpose of the calculation of the Ratios;

3.	the amount of the discount must be fully received by the customer during a period equal to the first 20% of the life of the Customer Contract, not exceeding 2 years; and

4.	the Customer Contract must provide that the unamortized portion of any such discount (calculated on a straight-line basis over the life of the Customer Contract) shall be repaid in the event of the premature termination of the Customer Contract;

“Existing LCs” refers collectively to the outstanding letters of credit set forth in Schedule “O” and any other letter of credit of a Person that becomes a Lender under this Agreement and is designated as an Existing LC by the Administrative Agent;

“Existing Revolving Credit Agreement” means the Borrowers existing third amended and restated credit agreement dated December 2, 2011 among, inter alia, the Borrowers, National Bank of Canada, as administrative agent, and the lenders party thereto, as such agreement was amended effective as of May 25, 2012 and as such agreement may be amended, restated, supplemented or replaced after the date hereof;

“Extension Request” means a notice substantially in the form of the one attached hereto as Schedule “T” issued by the Borrowers to the Administrative Agent in connection with any extension of the Revolving Period;

“Facility” or “Credit Facility” refers to any one of the Cdn Revolving Facility, the US Revolving Facility, the Cdn Swingline Facility, the US Swingline Facility, the Term Loan A Credit Facility, the Term Loan B Credit Facility, the Term Loan C Credit Facility, and “Facilities” or “Credit Facilities” refers collectively to all such facilities;

“Facility Reallocation Request” means a request to the Administrative Agent by the Cdn Borrower, substantially in the form of the one attached hereto as Schedule “P”, whereby the Cdn Borrower requests adjustments to the Revolving Facilities pursuant to the provisions of Section 2.17;

SCHEDULE B – PAGE 19

CREDIT AGREEMENT

“FATCA” refers to Sections 1471 through 1474 of the Code, as of the date of this Agreement (and any amended or successor provision substantively comparable thereto and not materially more onerous to comply with), and any current or future regulations or official interpretations thereof;

“Federal Funds Effective Rate” means, for any day, an annual interest rate equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System arranged by federal funds brokers, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average quotations for the day of such transactions received by the Administrative Agent from three (3) federal funds brokers of recognized standing selected by the Administrative Agent in consultation with the Borrowers;

“Finance Parties” refers collectively to the Lenders, the LC Issuing Lenders and the Administrative Agent, and “Finance Party” refers to any one thereof;

“Financial Statements” means, with respect to the Cdn Borrower, for any period, all prepared in accordance with GAAP, the balance sheet of the Cdn Borrower as at the end of such period and the related statements of income, of retained earnings, and of cash flows for such period;

“Foreign Restricted Subsidiary” means, for the purposes of Section 2.14, any Authorized Restricted Subsidiary which is organized under the Laws of any jurisdiction other than Canada or any province thereof or the United States of America or any state thereof, and “Foreign Restricted Subsidiaries” means any two or more of them;

“GAAP” means, with respect to the Cdn Borrower, the Accounting Recommendations in the Handbook of the Canadian Institute of Chartered Accountants (“Recommendations”), including, for the avoidance of doubt, IFRS as same is applied by the Cdn Borrower as of and from October 1, 2011, and, when a matter is not covered by a Recommendation, other accounting principles that either (i) are generally accepted by virtue of their use in similar circumstances by a significant number of profit-oriented entities in Canada, or (ii) are consistent with the Recommendations and are developed through the exercise of professional judgment and the application of the concepts described in the financial statement concepts section of the Handbook referred to above; provided that, (x) in the case of either subparagraph (i) or (ii) above, the auditors of the Cdn Borrower will have concurred in the use of such other accounting principles and, with respect to a Restricted Credit Party other than the Cdn Borrower, generally accepted accounting principles applicable to that person and in effect from time to time in the jurisdiction of incorporation of that person, and (y) in all cases, payment obligations under operating leases shall be excluded from the determination of Debt and Interest Expense and acquisition related and associated non recurring integration costs shall be excluded from the determination of EBITDA and EBITDAR, the whole in the manner contemplated and as applicable under GAAP (as the same was applied under the Existing Revolving Credit Agreement);

“Governmental Authority” means Canada, the Provinces thereof, any other sovereign country and any other regional, municipal, state, provincial, local or other subdivision of any jurisdiction, and any other governmental entity of any such jurisdiction and includes any agency, department, commission, office, régie, ministry, tribunal, central bank or other Person exercising executive,

SCHEDULE B – PAGE 20

CREDIT AGREEMENT

legislative, judicial, regulatory or administrative functions of or pertaining to government including the European Union, the European Court of Justice, the European Commission, the European Parliament and the European Central Bank;

“Guarantee Agreement” refers to any guarantee agreement to be entered into from time to time by the Restricted Credit Parties in accordance with the provisions of Article 10;

“Guarantees” means, with respect to any Person, any Indebtedness of another Person which such guaranteeing Person has guaranteed or in respect of which such guaranteeing Person is liable, contingently or otherwise, including by way of agreement to purchase property or services, to provide funds for payment, to supply funds to or otherwise invest in such other Person, or otherwise, in all cases to assure a creditor of such other Person against loss, other than endorsements for collection or deposit in the ordinary course of business. Furthermore, “Guarantee” and “Guaranteeing” shall have correlative meanings. For the purposes of determining compliance with various provisions in this Agreement relating to Guarantees, the amount of any Guarantee shall be deemed to be the lesser of (i) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee is made (for greater clarity where such primary obligation is to be incurred pursuant to a revolving credit facility, the amount of the aggregate commitments under such a facility shall constitute the stated amount of the primary obligation) and (ii) the maximum amount for which such guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Guarantee, unless such primary obligation and the maximum amount for which such guaranteeing Person may be liable are not stated or determinable, in which case the amount of such Guarantee shall be deemed to be such guaranteeing Person’s maximum reasonably anticipated liability in respect thereof as reasonably determined by the Administrative Agent in good faith;

“Hazardous Material” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (i) impair the quality of the environment for any use that can be made of it, (ii) injure or damage property or plant or animal life, (iii) harm or materially discomfort any individual, (iv) adversely affect the health of any individual, (v) impair the safety of any individual, (vi) render any property or plant or animal life unfit for use by man, (vii) cause loss of enjoyment of normal use of property, or (viii) interfere with the normal course of business, and includes any material or substance that may be defined or regulated under any Environmental Law;

“IFRS” means the International Financial Reporting Standards (formerly known as the International Accounting Standards), as set and promoted by the International Accounting Standards Board (formerly known as the International Accounting Standards Committee);

“Income Taxes” means taxes based on or measured by income or profit of any nature of kind;

“Indebtedness” of any Person means (without duplication) all obligations of such Person which in accordance with GAAP should be classified upon a balance sheet of such Person as liabilities of such Person, and in any event includes all Debt (other than obligations referred to in clause 5 of the definition of Debt found in this Schedule “B” which are not, in accordance with GAAP, required to be classified as liabilities on the balance sheet, nor noted as contingent liabilities in the notes to the Financial Statements) of such Person;

SCHEDULE B – PAGE 21

CREDIT AGREEMENT

“Indemnified Parties” refers collectively to the Finance Parties, each of their Affiliates as well as their respective directors, officers, employees, advisors, representatives and agents and “Indemnified Party” refers to any one thereof;

“Indemnified Taxes” has the meaning ascribed to it in Section 18.1;

“Information” has the meaning ascribed to it in subsection 22.18.2;

“Innovapost” means Innovapost Inc., a joint venture of the Cdn Borrower with Canada Post, and includes any successor thereto;

“Insolvency Event” means with respect to any Person, the occurrence of any of the following events:

1.	an order is made that such Person be wound up; or

2.	an order appointing a liquidator, an administrator or a provisional liquidator in respect of such Person is made, or one of them is appointed; or

3.	a receiver, receiver and manager, statutory manager, trustee or similar official, is, after notice to such Person, appointed in respect of such Person or all or substantially all of its assets; or

4.	such Person enters into, or resolves to enter into, an arrangement or reconstruction or composition with, or assignment for the benefit of, all or any class of its creditors or it proposes a reorganization, moratorium or other administration involving any of them for reasons relating to insolvency; or

5.	such Person is declared to be in a final judgement or states that it is unable to pay its debts generally when they fall due; or

6.	such Person resolves to wind itself up, assigns itself into bankruptcy (including by filing a voluntary petition under Title 11 of the United States Code) or commits any act of bankruptcy as such term is defined in the Bankruptcy and Insolvency Act (Canada) or in any other legislation applicable to such Person, or gives notice of its intention to do so for reasons relating to insolvency; or

7.	such Person takes any steps to obtain or is granted protection from its creditors, under any Applicable Law; or

8.

(a) the commencement of an involuntary proceeding or the filing of an involuntary petition against such Person (i) seeking to adjudicate such Person a bankrupt or insolvent or seeking bankruptcy, liquidation, reorganization, dissolution, winding up, a composition or arrangement with creditors, a readjustment of debts, or other relief with respect to such Person or its debts or a substantial part of its assets under any Law relating to bankruptcy, insolvency, reorganization, receivership, relief of debtors or other similar Law now or hereafter in effect, including any plan of arrangement or compromise or other similar corporate proceeding involving or affecting the creditors of such Person or such Person’s property or a substantial portion thereof, or (ii) seeking the appointment

SCHEDULE B – PAGE 22

CREDIT AGREEMENT

of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its assets, the issuance of a writ of attachment, execution, or similar process, or like relief if, in each such case mentioned in (i) or (ii) above, subparagraphs (b), (c) or (d) of this paragraph 8 do not apply and such involuntary proceeding shall remain undismissed and unstayed for a period of thirty (30) days; (b) an order for relief is entered against such Person under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-Up and Restructuring Act (Canada) or any other present or future federal bankruptcy or insolvency Laws of Canada or Title 11 of the United States Code as now or hereafter in effect; (c) filing by such Person of an answer admitting the material allegations of a petition filed against it in any involuntary proceeding commenced against it; or (d) consent by such Person to any relief referred to in this paragraph 8 or to the appointment of or taking possession by any such official in any involuntary proceeding commenced against it; or

9.	anything analogous or having a substantially similar effect to any of the events specified above happens under the Law of any applicable jurisdiction;

“Interest and Rent Coverage Ratio” means, for each period consisting of the then most recent four (4) fiscal quarters of the Cdn Borrower, the ratio of (i) EBITDAR in respect of such period to (ii) the total of the Interest Expense and the Operating Rentals in respect of such period;

“Interest Expense” for any period, means all interest and all amortization of debt discount and expense for such period on each item of Debt for which such calculations are being made, calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), excluding, for greater certainty, any payment obligations under operating leases in the manner contemplated in the definition of GAAP;

“Interest Payment Date” means:

1.	with respect to the Prime Rate Loans, the US Prime Rate Loans and the US Base Rate Loans, the first (1st) Business Day of each and every calendar month of each year with respect to amounts of interest accrued to and including the last day of the previous month; and

2.	with respect to the Libor Loans, for each Selected Amount:

(ii)	the Selected Maturity Date applicable to such Selected Amount where the relevant Selected Period is 3 months or less; and

(iii)	where the relevant Selected Period is greater than 3 months, the fourth Business Day following each period of 3 months during such Selected Period and the Selected Maturity Date applicable to such Selected Amount;

in each case, with respect to amounts of interest accrued to and including the immediately preceding day;

SCHEDULE B – PAGE 23

CREDIT AGREEMENT

“Investment” means all investments, in cash or by delivery of property, or by the assumption of Indebtedness or other obligations (other than any investment which would constitute a Permitted Acquisition hereunder and other than any Cash Equivalent Investments or investments of funds held for clients in Marketable Securities), made directly or indirectly in any Person, whether by acquisition of Capital Stock or assets, or by loan, advance, capital contribution or otherwise, calculated at the actual amount at which such investments were made and net of Distributions paid in cash to any Restricted Credit Party in respect of any such investments since the date such investment was made;

“ISDA Contracts” is the collective reference to the Derivative Instruments between any of the Restricted Credit Parties and any Lender or any Affiliate of any Lender (whether directly or by way of assignment), and “ISDA Contract” refers to any one thereof;

“ISDA Master Agreement” means any of the 1992 ISDA Master Agreement or the 2002 ISDA Master Agreement as published by the International Swaps and Derivatives Association, Inc. and includes all schedules, supplements, annexes and confirmations attached thereto as incorporated therein, as such agreement may be amended, supplemented or replaced from time to time;

“Issuance Date” means:

1.	with respect to any LC, the date on which the relevant LC Issuing Lender issued same; and

2.	with respect to any BA, the date on which the relevant Lender accepted same;

“Law” means any international treaty, any domestic or foreign constitution or any federal, provincial, territorial, state, municipal, county or local statute, law, ordinance, code, rule, regulation or order (including any consent, decree or administrative order) or any directive, guideline, policy or authorization of any Governmental Authority;

“LC Fee” means the fee payable on any LC in accordance with the provisions of Section 6.3;

“LC Issuing Lenders” refers collectively to the Cdn LC Issuing Lender and the US LC Issuing Lender, and “LC Issuing Lender” refers, with respect to the Cdn Revolving Facility, to the Cdn LC Issuing Lender and, with respect to the US Revolving Facility, to the US LC Issuing Lender;

“LC Issuing Offices” refers collectively to the Cdn LC Issuing Office and the US LC Issuing Office, and “LC Issuing Office” refers, with respect to the Cdn LC Issuing Lender, Cdn LC Issuing Office and, with respect to the US LC Issuing Lender, the US LC Issuing Office;

“LC Liability” with respect to any Lender, refers collectively to the Cdn Revolving LC Liability and US Revolving LC Liability of such Lender, and “LC Liabilities” refers collectively to the Cdn Revolving LC Liabilities and US Revolving LC Liabilities;

“LCs” is the collective reference to any outstanding letter of guarantee or any stand-by or other letter of credit (including a documentary letter of credit) and all renewals and substitutions therefor, issued from time to time by an LC Issuing Lender under the Cdn Revolving Facility or the US Revolving Facility, in accordance with the provisions hereof, provided that with respect

SCHEDULE B – PAGE 24

CREDIT AGREEMENT

to the US Revolving Facility, it shall not include any letter of guarantee, and “LC” means any one of the LCs;

“Lender” means any Person:

1.	named in Schedule “A”; or

2.	which has become a party hereto in accordance with Section 22.5;

and which has not ceased to be a party hereto in accordance with the terms hereof, and “Lenders” is the collective reference to all such Persons. For greater clarity, where a Lender makes available any of its Commitments from different branches, such Lender shall still be considered as the same Lender for all of its Commitments;

“Lenders’ Counsel” means (i) in Canada and in the U.S.A., Osler, Hoskin & Harcourt LLP, (ii) in the United Kingdon, Clifford Chance LLP, and (iii) in each other relevant jurisdiction, such firm of solicitors as the Administrative Agent may select;

“Leverage Ratio” means, as of any date of determination, the ratio of (i) Debt (other than obligations referred to in clause 5 of the definition of Debt found in this Schedule “B” which are not, in accordance with GAAP, required to be classified as liabilities on the balance sheet nor noted as contingent liabilities in the notes to the Financial Statements) as of such date on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2) plus the amount of the deferred credit applicable in connection with Customer Contracts, as referred to in the definition of Excluded Discounts found in this Schedule “B”, to (ii) EBITDA for the period consisting of the then most recent four (4) fiscal quarters of the Cdn Borrower;

“Libor” for each Selected Period of each Selected Amount of each Libor Loan means the percentage rate per annum (based on (y) in respect of Libor Loans denominated in US$ or Euros, a three hundred sixty (360) day year, and (z) in respect of Libor Loans denominated in Sterling, a three hundred and sixty-five (365) day year, in each case, and rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) determined by the Administrative Agent as the interest rate for deposits in the relevant currency appearing on the display referred to as the “LIBOR 01 Page” (or any display substituted therefor) of Reuter Monitor Money Rates Service for such Selected Period as of 11:00 A.M. (London time) on the Quotation Date for such Selected Period and for a period similar to such Selected Period or, if such page or such service shall cease to be displayed or published, such other page or such other service for the purpose of displaying or publishing the British Bankers’ Association Interest Settlement Rate for such currency as the Administrative Agent shall select. If no quotation for the relevant currency and Selected Period is displayed or published to permit the Administrative Agent to determine Libor in accordance with the foregoing, Libor will be determined by the Administrative Agent with reference to the rate of interest (based on (y) in respect of Libor Loans denominated in US$ or Euros, a three hundred sixty (360) day year, and (z) in respect of Libor Loans denominated in Sterling, a three hundred and sixty-five (365) day year, in each case, rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) quoted by the Administrative Agent as the rate at which the Administrative Agent was offering deposits in a representative amount in the currency of such Libor Loan to prime banks in the London interbank market for such Selected Period as of 11:00 A.M. (London time) on the Quotation Date for such Selected Period.

SCHEDULE B – PAGE 25

CREDIT AGREEMENT

With respect to Libor Loans to be made under the US Revolving Facility, Libor shall be determined on the basis of the Reserve Adjusted Libor;

“Libor Basis”, means the calculation of interest on the Libor Loans as provided in Section 5.3;

“Libor Loan”, with respect to any Lender, refers collectively to the Cdn Revolving Libor Loan, the US Revolving Libor Loan and the Cdn Term Loan Libor Loan of such Lender, and “Libor Loans” refers collectively to the Libor Loans of all Lenders;

“Lien” means (i) any right of set-off or combination of accounts intended to secure the payment or performance of an obligation, (ii) any interest in property securing an obligation owed to, or a claim by, a Person other than the owner (which for the purposes hereof shall include a possessor under a title retention agreement and a lessee under a Capital Lease or in a Sale and Leaseback Transaction) including by way of mortgage, pledge, charge, lien, assignment by way of security, hypothecation, security interest, hire purchase agreement, conditional sale agreement, deposit arrangement, deemed trust, title retention, Capital Lease, discount, factoring or securitization arrangement deemed trust, on recourse terms, (iii) any preference, priority, adverse claim, levy, execution, seizure, attachment, garnishment or other encumbrance which binds property, and (iv) any agreement to grant any of the foregoing rights or interests;

“Litigation” means any grievance, investigation, litigation, legal action, lawsuit or other proceeding (whether civil, administrative, quasi-criminal or criminal) by or before any Governmental Authority or arbitrator;

“Loan” means, with respect to any Lender, the aggregate of the Cdn Revolving Loan, the US Revolving Loan and the Term Loans of such Lender, and includes, with respect to each Swingline Lender, its Swingline Loan, together with any other amount in principal, interest, fees and accessories and interest on arrears of interest, fees and accessories, in each case, due and payable to such Lender and such Swingline Lender by the Borrowers or any one thereof; and “Loans” means the aggregate of all Loans of all Lenders;

“Loan Transfer Agreement” refers to an agreement substantially in the form of the one attached hereto as Schedule “Q” whereby a Lender makes an Assignment;

“Local Taxes” has the meaning ascribed to it in Section 18.1;

“Loss Event” has the meaning ascribed to it in Section 19.5;

“Major Credit Facility” means this Agreement and any other working capital credit, loan or borrowing facility (including any renewal, extension, replacement or refinancing thereof) entered into on or after the date of this Agreement by the Cdn Borrower or any Restricted Subsidiary in a principal amount equal to or greater than Cdn$15,000,000 (or its equivalent in another currency);

“Major Default” means, with respect to the Cdn Borrower and its Subsidiaries only (and not, for the avoidance of doubt, relating to any member of the UK Target Group), any circumstance constituting a Default or Event of Default under any of the following:

(i) Section 16.1;

SCHEDULE B – PAGE 26

CREDIT AGREEMENT

(ii) Section 16.2 insofar as it relates to a breach of a Major Representation;

(iii) Section 16.4 insofar as it relates to a breach of Section 15.1, Section 15.2, Section 15.3, Section 15.4, Section 15.5, Section 15.6, Section 15.7, Section 15.8, Section 15.9, Section 15.10 or Section 15.12;

(iv) Section 16.5 insofar as it relates to Section 13.1, Section 13.2, Section 13.3, Section 13.4, Section 13.7, Section 13.10, Section 13.11, Section 13.12 or Section 13.13 (but in so far as it relates to a breach of Section 13.13, excluding the Scheme Undertakings at paragraphs 1(d)(i), 1(d)(ii), 1(e)(i), 1(e)(ii), 1(e)(iii) and 1(e)(iv) and the Offer Undertakings at paragraphs 2(a)(i), 2(a)(ii), 2(b)(i), 2(b)(ii), 2(b)(iii) and 2(e) of Schedule U to this Agreement);

(v) Section 16.7;

(vi) Section 16.10; or

(vii) Section 16.12;

“Major Representation” means a representation or warranty with respect to the Cdn Borrower and its Subsidiaries only (and not, for the avoidance of doubt, relating to any member of the UK Target Group) under any of Section 12.1; Section 12.2; Section 12.3; Section 12.4; Section 12.28 and Section 12.29;

“Majority Lenders” means (i) at any time prior to the termination of the Commitments, Lenders whose Commitments represent at least 51% of the Facilities, and (ii) as of and from the termination of the Commitments, Lenders to which at least 51% of the Loans (other than the Swingline Loans) are due;

“Marketable Securities” means (i) Cash Equivalent Investments and (ii) other marketable securities otherwise contemplated by the Cdn Borrower’s investment policy relating to funds held for clients as approved from time to time by the audit committee of the board of directors of the Cdn Borrower and remitted to the Administrative Agent prior to the effective date of such investment policy;

“Material Adverse Effect” means the occurrence or the failure to occur of any event or series of events which either singly or in the aggregate would have a material adverse effect (i) upon the business, liabilities, assets, operating results or financial condition of the Cdn Borrower and its Subsidiaries taken as a whole, (ii) on the ability of any one of the Restricted Credit Parties to perform any of its material obligations under the Operative Documents to which it is a party, or (iii) on the validity or enforceability of any Operative Document;

“Moody’s” means Moody’s Investors Service, Inc., and includes any successor thereof;

“Multiemployer Plan” means any Plan which is a multiemployer plan (as such term is defined in Section 4001(a)(3) of ERISA);

“Negative Value of Derivative Instruments” means the aggregate amount that would be payable to all counterparties by any Restricted Credit Party (net of all amounts that would be

SCHEDULE B – PAGE 27

CREDIT AGREEMENT

payable by any such counterparty to any such Restricted Credit Party) on the date of determination pursuant to Section 6(e)(ii)(2)(A) of each ISDA Master Agreement governing the relevant Derivative Instruments as if all such Derivative Instruments under such ISDA Master Agreements were being terminated on that day using, in the case of the 1992 ISDA Master Agreement only, the Market Quotation (as such term is defined in such ISDA Master Agreement) derived from each such counterparty’s estimate at mid-market of the amounts that would be paid for Replacement Transactions (as such term is defined in such ISDA Master Agreement);

“Net Proceeds” means, for the purposes of Section 15.7, the gross amount of proceeds payable to any Restricted Credit Party in cash or Cash Equivalent Investments arising from the sale, transfer, lease, assignment or other disposition or alienation of any of the property and assets (including Capital Stock) of any Restricted Credit Party, or from proceeds of insurance relating to the destruction of property or assets to the extent that such proceeds are not being applied to replace, restore or rebuild the assets so destroyed (an “Asset Disposition”), less (i) the amounts payable to discharge, radiate or otherwise release Permitted Liens on the property or assets being disposed of, (ii) the amount of Taxes arising from each such Asset Disposition and which cannot be offset against losses, depreciation or otherwise such that same must actually be paid in cash, and (iii) reasonable out-of-pocket costs, fees and expenses incurred in connection with such Asset Disposition, including commissions, but excluding any amounts paid to Affiliates of any such Restricted Credit Party;

“New Lender” means, as at any time, for the purposes of Section 2.21, any commercial bank, finance company, or other financial institutions (not then a party to this Agreement) which is acceptable to the Administrative Agent, the LC Issuing Lenders and the Borrowers, in each case, acting reasonably, and which would become a Lender hereunder by providing an Additional Revolving Commitment pursuant to such Section 2.19 and “New Lenders” refers to all such New Lenders;

“Non-BA Lender” means any Lender which is a “foreign bank” (other than an “authorized foreign bank”), as such terms are defined in the Bank Act (Canada), or which does not or cannot, in the ordinary course of business or as a matter of general policy, accept bills of exchange under the Bills of Exchange Act (Canada) or depository bills under the Depository Bills and Notes Act (Canada) which would constitute banker’s acceptances for the remaining Lenders, and “Non-BA Lenders” is the collective reference to all such Persons;

“Non-US Lender” has the meaning ascribed to it in Section 18.5;

“Note Purchase Agreements” refers collectively to the 2004 Note Purchase Agreement and the 2011 Note Purchase Agreement and, for purposes of Section 15.2.2 and paragraph 12 of the definition of “Permitted Liens” only, any other note purchase agreements entered into after the date of this Agreement;

“NPA Indebtedness” means, as at any time, the aggregate principal amount of all notes issued by the Cdn Borrower under the Note Purchase Agreements and outstanding at such time, together with any amount in interest, fees and make-whole payment then due and payable in connection with such notes;

SCHEDULE B – PAGE 28

CREDIT AGREEMENT

“OFAC” means the Office of Foreign Assets Control, U.S. Department of Treasury;

“OFAC Listed Person” means a Person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by OFAC;

“Offer” means an offer, on terms satisfactory to the Co-Lead Arrangers and the Majority Lenders, to be made by or on behalf of UK Bidco following an Offer Conversion, to acquire all of the UK Target Shares not already owned by UK Bidco as such offer may from time to time be waived, amended or modified as permitted in accordance with this Agreement, provided that the consent of the Majority Lenders to the terms of the Offer shall not be required if (i) the Offer is recommended by the board of directors of the UK Target, (ii) the Offer is on substantially the same terms and conditions as the Scheme; and (iii) the Offer includes a minimum tender condition of not less than 90 per cent in value of each class of the shares (including options and equivalent or similar securities) to which the Offer relates and, where the shares are voting shares, not less than 90 per cent of the voting rights carried by those shares (or, in each case, if required by the Panel and agreed to by the Co-Lead Arrangers, such lesser percentage (being at least 75%) as the Panel specifies);

“Offer Conversion” has the meaning specified in Section 13.12;

“Offer Conversion Notice” has the meaning specified in Section 13.12;

“Offer Documents” means the offer document which is to be sent by or on behalf of UK Bidco to the UK Target Shareholders in respect of the Offer and any other document designated as an “Offer Document” by the Administrative Agent and the Cdn Borrower;

“Offer Press Release” means the press announcement in the form agreed by or on behalf of the Cdn Borrower and the Co-Lead Arrangers to be issued by or on behalf of UK Bidco announcing the terms of the Offer pursuant to Rule 2.7 of the UK Code;

“Offer Undertakings” means the Offer related undertakings specified in Schedule U of this Agreement;

“Obligations” refers collectively to the performance by the Restricted Credit Parties of all of their obligations under the Operative Documents including, the obligation of the Borrowers to repay the Loans upon the terms and conditions provided for hereunder and the obligations of the Restricted Credit Parties in respect of ISDA Contracts;

“Operative Documents” refer collectively to this Agreement, each Guarantee Agreement, the ISDA Contracts, any cash management arrangements, and each certificate, document, instrument or agreement (including any fee letters) delivered by any Finance Party to the Administrative Agent or the Lenders or entered into by or between any Restricted Credit Party, any Finance Party, the Administrative Agent or any other Person in connection with the transactions contemplated herein or therein or which is supplemental hereto or thereto, and “Operative Document” refers to any one thereof;

SCHEDULE B – PAGE 29

CREDIT AGREEMENT

“Operating Rentals” means, as to any Person, for any period, the operating rental payments of such Person for the preceding four-quarter period, the whole calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2);

“Options Expenses” for any period, means all non-cash compensation charges for such period arising from any grant or issuance of stock options or other equity-based awards relating to employee benefit or other management compensation plans of the Cdn Borrower or any of its Subsidiaries, the whole calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2);

“Panel” means The Panel on Takeovers and Mergers in the United Kingdom;

“Participant” has the meaning ascribed to it in subsection 22.5.5;

“Patriot Act” means the USA Patriot Act (Title III of the Pub. L. 107-56 signed into Law October 26, 2001; as amended;

“PBGC” means the Pension Benefit Guaranty Corporation or any Governmental Authority succeeding to any of its functions;

“Permitted Acquisition” refers to any Acquisition by any Restricted Credit Party made in accordance with the provisions of Sections 14.6 and 15.5;

“Permitted Holders” means (i) any of the spouse, children or other lineal descendants (whether adoptive or biological) of any of the Principal Shareholders, (ii) any revocable or irrevocable intervivos or testamentary trust or the probate estate of any of the Principal Shareholders or any individuals named in clause (i) above, so long as one or more of the Principal Shareholders or any of the foregoing individuals named in clause (i) above is the principal beneficiary of such trust or probate estate, and (iii) any person all of the voting capital stock of which is held, directly or indirectly, by, or for the benefit of, one or more of the Principal Shareholders or any of the foregoing individuals or trusts specified in clauses (i) and (ii) above;

“Permitted Liens” means, with respect to any Person:

1.

any Lien created by Law that is assumed in the ordinary course of business and in order to exercise same, which has not at such date been registered in accordance with applicable Laws against such Person, which relates to obligations which are not yet due, which is not related to any loan of money or obtention of credit and which, in the aggregate, do not affect in a material way the use, the income or the benefits flowing from the property so charged in the conduct of the business of such Person; any Lien resulting from judgments or decisions which such Person has, at such date, appealed or in respect of which it has sought revision and obtained a suspension of execution pending the appeal or the revision; any Lien for taxes, assessments or governmental claims or other impositions not yet due or matured or in respect of which the validity at such date has been contested in good faith by such Person before a competent tribunal or other governmental body in accordance with the provisions of Section 13.7; or which relates to a deposit of monies or securities in the ordinary course of business with respect to any

SCHEDULE B – PAGE 30

CREDIT AGREEMENT

Lien referred to in this paragraph, or to secure workmen’s compensation, surety or appeal bonds or security for costs of litigation;

2.	any right of a municipality, governmental body or other public authority pursuant to any lease, license, franchise, grant or permit obtained by such Person, or any right resulting from a legislative provision, to terminate such lease, license, franchise, grant or permit, or requiring an annual or periodic payment as a condition of its extension;

3.	any Lien granted by such Person to a public body, or to a municipal or governmental authority or public utility, or which may be imposed by one or the other, when required by such body or authority with respect to the operations of such Person or in the ordinary course of its business;

4.	real rights granted in favour of municipal authorities or public utilities on immovables acquired from time to time by such Person which do not adversely affect the value or marketability of such Person‘s immovable property in a material way;

5.	minor title defects, homologated lines, zoning and building by-laws, ordinances, regulations and other governmental restrictions on the use of property, provided that none of the foregoing adversely affect the value or marketability of such Person’s immovable property in a material way;

6.	Liens in favour of a seller of assets or a lender which finances the purchase of such assets, provided that such Lien is limited to the assets purchased and that the Indebtedness secured by such Lien does not exceed 100% of the acquisition price of the assets so acquired (including Sales Taxes) and provided that the Indebtedness secured thereby does not, together with the amount of Indebtedness set out in clauses 7, 8 and 9 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

7.	Liens on property existing immediately prior to the time of acquisition thereof and not incurred in anticipation of the financing of such acquisition, provided that the Indebtedness secured thereby does not, together with the amount of Indebtedness set out in clauses 6, 8 and 9 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

8.	Sale and Leaseback Transactions (other than Sale and Leaseback Transactions that are otherwise accounted for as operating leases in accordance with GAAP), Capital Leases and other similar transactions, provided that the Indebtedness thereunder does not, together with the amount of Indebtedness set out in clauses 6, 7 and 9 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

9.	Liens (i) created to secure Debt of the Restricted Credit Parties permitted hereunder, or (ii) securing up to Cdn$25,000,000 of due and unpaid obligations of the Restricted

SCHEDULE B – PAGE 31

CREDIT AGREEMENT

Subsidiaries (such as landlord liens and similar Liens created by Law), provided that such Debt and due and unpaid obligations do not, together with the amount of Indebtedness set out in clauses 6, 7 and 8 of this definition, exceed an amount equal to 15% of the Shareholders’ Equity of the Cdn Borrower as determined in the last quarterly or annual Financial Statements, whichever were most recently submitted;

10.	Liens created in favour of the Administrative Agent or the Lenders pursuant to this Agreement;

11.	to the extent such Person is a Permitted Pledgor, any Lien created in favour of finance parties under the Existing Revolving Credit Agreement to secure indebtedness thereunder and under other “Operative Documents” (as such term is defined in the Existing Revolving Credit Agreement) or holders of notes under the Note Purchase Agreements to secure NPA Indebtedness, provided that such Lien shall be limited to the Capital Stock held by such Person in any relevant Pledged Restricted Subsidiary, and provided further that such Capital Stock shall have been pledged on a pari passu basis in favour of the Finance Parties prior to or concurrently with the granting of such Lien, the whole in accordance with the provisions of Section 10.3 and pursuant to documentation in form and substance reasonably satisfactory to the Majority Lenders (including, but not limited to, security agreements and other necessary or desirable collateral agreements and instruments, an intercreditor agreement and opinions of counsel reasonably satisfactory to the Majority Lenders); and

12.	Liens securing any amounts owed or outstanding under or pursuant to, or governed by, any Major Credit Facility or any Note Purchase Agreements to the extent this Agreement and the Guarantee Agreements are also concurrently secured equally and ratably pursuant to documentation in form and substance reasonably satisfactory to the Majority Lenders (including, but not limited to, security agreements and other necessary or desirable collateral agreements and instruments, an intercreditor agreement and opinions of counsel reasonably satisfactory to the Majority Lenders);

“Permitted Pledgor” has the meaning ascribed to it in paragraph 10.3.1;

“Person” means an individual, corporation, estate, partnership, trust, joint venture, other legal entity, unincorporated association or Governmental Authority;

“Plan” means any employee pension benefit plan (as defined in Section 3(2) of ERISA), other than a Multiemployer Plan, subject to the provisions of Title IV of ERISA or Section 412 of the Code or Section 302 of ERISA, and in respect of which a Restricted Credit Party or any Related Person is (or, if such plan were terminated, would under Section 4069 of ERISA be deemed to be) an “employer” as defined in Section 3(5) of ERISA;

“Pledge” refers to any first-ranking pledge contemplated in subsection 10.3;

“Pledged Restricted Subsidiary” has the meaning ascribed to it in Section 10.3;

SCHEDULE B – PAGE 32

CREDIT AGREEMENT

“Prime Rate” means, for any day, a rate per annum equal to the greater of (y) the Administrative Agent’s Prime Rate for such day; and (z) the 30 Day CDOR BA Rate in effect on such day plus 1.00%; in each case, as adjusted from time to time without notice to the Borrowers;

“Prime Rate Basis” means the calculation of interest on the Prime Rate Loans as provided in Sections 3.3 and 3.6;

“Prime Rate Loan”, with respect to any Lender, refers to the Cdn Revolving Prime Rate Loan or Cdn Term Loan Prime Rate Loans of such Lender and, in the case of the Cdn Swingline Lender, its Cdn Swingline Prime Rate Loan, and “Prime Rate Loans” refers to all Prime Rate Loans of all Lenders;

“Principal Shareholders” means, collectively, Serge Godin, André Imbeau and Jean Brassard;

“Pro Forma Basis” means, with respect to (i) the making or effecting of an Asset Disposition, a Permitted Acquisition where EBITDA and EBITDAR of the Target is not included in the calculation of EBITDA and EBITDAR (subject to (ii)) or the utilization of the Facilities for the financing of any Customer Contract contemplated in Section 14.7 (each of the foregoing being referred to as an “event” and collectively as the “events”), the calculation of the relevant components of the Ratios calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), as of the end and for the four (4) fiscal quarters immediately succeeding the occurrence of such event, taken as one period and after giving pro forma effect to the occurrence of such event (and all other such events), as if such event had occurred on the first day of such four-quarter period or (ii) the making or effecting of a Permitted Acquisition where EBITDA and EBITDAR of the Target is included in the calculation of EBITDA and EBITDAR (each of the foregoing being referred to as an “acquisition event” and collectively as the “acquisition events”), the calculation of the relevant components of the Ratios calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2), as of the end and for the four (4) fiscal quarters immediately preceding the occurrence of such acquisition event, taken as one period and after giving pro forma effect to the occurrence of such acquisition event (and all other such acquisition events), as if such acquisition event had occurred on the first day of such four-quarter period;

“Proceeds of Realization” refers to any and all monies received, collected, generated or that arose from the exercise of any Rights, Remedies and/or Recourses including any monies involved in any operation of compensation or set-off;

“Pro Rata Basis” means, with respect to any repayment or prepayment of the outstanding Debt under the Facilities pursuant to an Asset Disposition as contemplated in Section 15.7, that such pro rata portion of such Debt under the Facilities shall be calculated by multiplying (i) the aggregate principal amount of the Senior Indebtedness to be so repaid or prepaid by (ii) a fraction, the numerator of which is the aggregate principal amount of the Debt then outstanding under the Facilities and the denominator of which is the aggregate principal amount of Senior Indebtedness then outstanding (including under the Facilities) that may receive any portion of such repayment or prepayment;

“Public Company Acquisition” has the meaning ascribed to it in Section 10.2;

SCHEDULE B – PAGE 33

CREDIT AGREEMENT

“Qualified Lender” means a bank whose senior, unsecured, non-credit enhanced, long term debt is rated at least A3, A- or A low by at least two of Moody’s Investor Services Inc, Standard & Poor’s, a division of McCraw-Hill Companies, Inc. and Dominion Bond Rating Service Limited, respectively;

“Quotation Date” means, in relation to any Selected Period, the day on which quotations would ordinarily be given by prime banks in the relevant interbank market for deposits in the currency in relation to which such rate is to be determined for delivery on the first day of that Selected Period provided that, if, for any such Selected Period, quotations would ordinarily be given on more than one date, the Quotation Date for that Selected Period shall be the last of those dates. As of the date of this Agreement, the Quotation Date for a Selected Period relating to a Libor Loan (i) in Sterling, is the first day of such Selected Period, and (ii) in US Dollars or Euros, is two (2) Banking Days’ prior to the first day of such Selected Period;

“Rateable Share” means, with respect to any Lender:

1.	in connection with the fees, expenses and costs as well as the Proceeds of Realization and the Realization Costs, the credit and compensating balances and indemnities, the ratio of the Loan of such Lender to the Loans;

2.	with respect to the Cdn Revolving Facility, the ratio of the Cdn Revolving Commitment of such Lender to the Cdn Revolving Facility;

3.	with respect to the US Revolving Facility, the ratio of the US Revolving Commitment of such Lender to the US Revolving Facility; and

4.	with respect to a Term Loan, the ratio of the Commitment of such Lender under such Term Loan to the applicable Term Loan Commitment;

“Ratios” refers collectively to the financial ratios referred to in Section 14.1;

“Realization Costs” refers collectively to:

1.	all cost and expenses incident to the exercise of Rights, Remedies and/or Recourses including reasonable fees and out-of-pocket expenses of counsel, accountants and other professionals, escrow fees, recording fees, broker’s fees, any fees, costs and expenses incurred in connection with any sale or foreclosure of any property or assets, and all applicable transfer and mutation taxes that may be imposed by reason of any such sale or foreclosure and the delivery of any and all instruments in connection therewith; and

2.	any claim or debt, in principal, interest, fees and accessories which, notwithstanding the provisions of this Agreement, by Applicable Law is payable by preference over the Loans;

“Reduction Notice” means a notice, substantially in the form of the one attached hereto as Schedule “R”, issued by the relevant Borrower to the Administrative Agent in connection with any reduction of the Facilities or any one thereof;

“Refunded Swingline Loan” has the meaning ascribed to it in subsection 2.9.3;

SCHEDULE B – PAGE 34

CREDIT AGREEMENT

“Registration” means any notice to or filing, publication, recording or registration with any Governmental Authority having jurisdiction with respect to any specified Person, transaction or event, or any of such Person’s Business Assets;

“Regulation T” means Regulation T of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks;

“Regulation U” means Regulation U of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor or other regulation or official interpretation of said Board of Governors relating to the extension of credit by banks for the purpose of purchasing or carrying margin stocks;

“Regulation X” means Regulation X of the Board of Governors of the US Federal Reserve System as from time to time in effect and any successor thereto or other regulation or official interpretation of said Board of Governors relating to the extension of credit for the purpose of purchasing or carrying margin stocks;

“Related Person” means any trade or business, whether or not incorporated, which, together with a Restricted Credit Party or any of its Subsidiaries is treated as a single employer under Section 414(b) or Section 414(c) of the Code, or solely for the purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code;

“Relevant Margin” has the meaning ascribed to it in Schedule “C”;

“Repayment Notice” means a notice, substantially in the form of the one attached hereto as Schedule “S”, issued by the relevant Borrower to the Administrative Agent in connection with any repayment of the whole or any part of the Loans;

“Reportable Event” means a reportable event as defined in Section 4043 of ERISA and the regulations issued under such section, excluding, however, such events as to which the PBGC has by regulation waived the requirement of Section 4043(a) of ERISA that it be notified within 30 days of the occurrence of such event, provided, however, that a failure to meet the minimum funding standard of Section 412 of the Code and of Section 302 of ERISA shall be a Reportable Event regardless of the issuance of any such waiver of the notice requirement in accordance with either Section 4043(a) of ERISA or Section 412(d) of the Code;

“Required Amendments” means amendments to the Existing Revolving Credit Agreement to ensure the availability of amounts thereunder to meet “certain funds” requirements under the UK Code, in each case, which amendments are reflected in the amending agreement provided to the Co-Lead Arrangers by the Borrower prior the date hereof;

“Required Lenders” means, for any purpose, either the Majority Lenders, the Supermajority Lenders or all of the Lenders depending on who has the authority to instruct the Administrative Agent for that purpose as provided for in this Agreement;

SCHEDULE B – PAGE 35

CREDIT AGREEMENT

“Reserve Adjusted Libor” with respect to any Libor Loan for any Selected Period to be made under the US Revolving Facility, means the rate determined by the Administrative Agent (rounded upwards, if necessary, to the nearest whole multiple of 1/100 of 1%) to be the quotient of (i) Libor for such Selected Period divided by (ii) 1 minus the Reserve Requirement applicable to such Libor Loan and Selected Period;

“Reserve Requirement” for each Selected Period of each Libor Loan made available under the US Revolving Facility, means the average daily maximum aggregate reserve requirements (including all basic, supplemental, marginal, emergency and other reserves) expressed as a decimal, imposed during such Selected Period under the regulations of the Board of Governors of the United States Federal Reserve System prescribed for eurocurrency funding (currently referred to as “eurocurrency liabilities” in Regulation D) on member banks of the United States Federal Reserve System. Libor Loans under the US Revolving Facility shall be deemed to constitute such “eurocurrency liabilities” and to be subject to such maximum aggregate reserve requirements without benefit of or credit for prorations, exceptions or offsets which may be available from time to time to any US Lender under Regulation D;

“Reset Date” has the meaning ascribed to it in Schedule “C”;

“Resigning Agent” has the meaning ascribed to it in subsection 20.14.1;

“Responsible Officer” means, with respect to any Restricted Credit Party, the founder and executive chairman, the founder, executive vice-chairman and secretary, the president, the chief executive officer, the chief financial officer, the senior vice-president, finance & treasury, the senior vice-president, finance and strategic investments, the vice-president treasury or a vice-president, the secretary, the corporate secretary or the assistant corporate secretary, provided that, with respect to financial matters, the Responsible Officer shall be the founder and executive chairman, the chief financial officer, the senior vice-president, finance & treasury, the senior vice-president, finance and strategic investments or the vice-president, treasury of such Person;

“Restricted Credit Parties’ Counsel” means (i) in Canada, Fasken Martineau LLP, (ii) in the U.S.A, Holland & Knight LLP, (iii) in the United Kingdom, Sullivan & Cromwell LLP, (iv) in each other relevant jurisdiction, such firm of solicitors of recognized local standing as the Borrowers may select, and (v) each additional or replacement firm of solicitors of recognized local standing as the Borrowers may select from time to time;

“Restricted Credit Parties” as at any time, refers collectively to the Borrowers and the Restricted Subsidiaries at such time and “Restricted Credit Party” refers to any one thereof;

“Restricted Group” means the Restricted Credit Parties taken as a whole;

“Restricted Subsidiaries” refers collectively to the Subsidiaries of the Cdn Borrower designated as such from time to time in accordance with the provisions of Section 10.2 or Section 10.3, as the case may be. As of the date of this Agreement, the Restricted Subsidiaries are those set forth as such in Schedule “F”;

“Revenues of the Cdn Borrower” means, on a Consolidated Basis, for any relevant Test Period, the reported revenues of the Cdn Borrower;

SCHEDULE B – PAGE 36

CREDIT AGREEMENT

“Revolving Commitment”, with respect to any Lender, refers collectively to the Cdn Revolving Commitment and US Revolving Commitment of such Lender, and “Revolving Commitments” means the aggregate of the Revolving Commitment of all Lenders;

“Revolving Facilities” refers collectively to the Cdn Revolving Facility and the US Revolving Facility and “Revolving Facility” refers to any one thereof;

“Revolving Loan”, with respect to any Lender, refers collectively to the Cdn Revolving Loan and the US Revolving Loan of such Lender, and “Revolving Loans” means the aggregate of the Revolving Loan of all Lenders;

“Revolving Period” means the period commencing on the date of the first Advance of the Term Loans and terminating on the earlier of:

1.	December 2, 2016, subject to any extension of such date in accordance with the provisions of Section 2.18;

2.	the date that the Facilities are terminated and cancelled in their entirety under the provisions of Section 17.1; and

3.	the effective date of any other cancellation of the Facilities in their entirety;

“Rights, Remedies and/or Recourses” with respect to any Person, refers to any personal action, provisional measure, any other real or personal right, any other remedy, whether or not hypothecary, or whether same is exercised under the terms of any security or any other recourse whatsoever and including:

1.	the right to accelerate any Indebtedness owed to such Person or to demand payment of any Indebtedness payable on demand or to demand payment under any guarantee;

2.	the right to institute or prosecute any litigation;

3.	the right, whether legal or conventional, to effect compensation or set-off;

4.	the right to initiate or prosecute insolvency proceedings or enforcement proceedings; and

5.	the exercise of the rights or a creditor under any insolvency proceeding;

“S&P” means Standard and Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc., and includes any successor thereof;

“Sale and Leaseback Transaction”, with respect to any Person, means any transaction or series of transactions whereby such Person sells, transfers or otherwise disposes of any of its properties and assets to another Person and within one (1) year of such sale, transfer or other disposition such Person leases or rents, as lessee, the same property under a lease, the term of which (including the initial term and any period for which the lease may be renewed or extended) exceeds three (3) years;

SCHEDULE B – PAGE 37

CREDIT AGREEMENT

“Sales Taxes” means sales, transfer, turnover or value added taxes of any nature or kind, including Canadian goods and services taxes and federal, state and provincial sales and exercise taxes;

“Scheme” means the proposed scheme of arrangement under Part 26 of the Companies Act 2006 to be posted to the UK Target Shareholders in connection with the UK Target Acquisition substantially on the terms set out in the Scheme Press Release, as such scheme may from time to time be waived, amended or modified as permitted in accordance with this Agreement;

“Scheme Circular” means the document to be sent to the UK Target Shareholders by the UK Target setting out the terms of the Scheme and convening, among other things, the Shareholder Meeting;

“Scheme Date” means the date on which the Scheme becomes effective in accordance with its terms;

“Scheme Documents” means each of the Scheme Press Release, the Scheme Circular, the Scheme Resolutions and the Co-operation Agreement and any other document designated as a “Scheme Document” by the Administrative Agent and the Cdn Borrower;

“Scheme Press Release” means the press announcement in the form agreed by or on behalf of the Cdn Borrower and the Co Lead-Arrangers to be issued by or on behalf of UK Bidco and/or the UK Target announcing the terms of the Scheme pursuant to Rule 2.5 of the UK Code;

“Scheme Resolutions” means the resolutions referred to and in the form set out in the Scheme Circular;

“Scheme Undertakings” means the Scheme related undertakings specified in Schedule U of this Agreement;

“Securitization Program” means a transaction or series of transactions providing for the sale, securitization or other asset-backed financing of accounts receivable of any of the Restricted Credit Parties;

“Selected Amount” means, with respect to each Lender:

1.	in connection with BAs, the aggregate face amount of BAs of such Lender having the same Issuance Date and Selected Maturity Date and outstanding or requested to be outstanding under the Cdn Revolving Facility or Term Loan Credit Facilities, as applicable;

2.	in connection with Libor Loans, such portion of the aggregate principal amount of the Libor Loan of such Lender outstanding or requested to be outstanding under a Revolving Facility or Term Loan Credit Facility, as applicable, for a Selected Period; and

3.	in connection with LCs, the Rateable Share of such Lender of the maximum liability of the LC Issuing Lenders under each LC outstanding or requested to be outstanding;

SCHEDULE B – PAGE 38

CREDIT AGREEMENT

“Selected Maturity Date” means, with respect to BAs, Libor Loans and LC Liabilities, the maturity date selected by the relevant Borrower under any Draw Request or Conversion Request, as the case may be;

“Selected Period” means, with respect to any Selected Amount, the period commencing as of and from the Borrowing Date applicable to such Selected Amount up to and including the day preceding the Selected Maturity Date applicable to such Selected Amount;

“Senior Indebtedness” is the collective reference to, as at any time, (i) the principal amount of the Debt then outstanding under the Note Purchase Agreements, (ii) the principal amount of Debt then outstanding under the Facilities, and (iii) the principal amount of Debt then outstanding under the Existing Revolving Credit Agreement; and (iv) any other permitted unsubordinated Debt of any Restricted Credit Party;

“Shareholders’ Equity of the Cdn Borrower” means, at any time, the amount of the shareholders’ equity of the Cdn Borrower, calculated on a Consolidated Basis;

“Shareholder Meeting” means the general meeting of the UK Target Shareholders (and related class meetings)(and any adjournment thereof) convened to consider the Scheme Resolutions to approve and implement the Scheme;

“Solvent” means, when used with respect to a Person, that (a) the fair saleable value of the assets of such Person is in excess of the total amount of the present value of its liabilities (including for purposes of this definition all liabilities (including loss reserves as determined by such Person), whether or not reflected on a balance sheet prepared in accordance with GAAP and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), (b) such Person is able to pay its debts or obligations in the ordinary course as they mature and (c) such Person does not have unreasonably small capital to carry out its business as conducted and as proposed to be conducted. “Solvency” shall have a correlative meaning;

“Squeeze-Out” means the squeeze-out procedures set out in Chapter 3 of Part 28 of the UK Companies Act 2006 pursuant to which UK Bidco may become entitled to, or may be required to, acquire any remaining UK Target Shares the subject of the Offer;

“Squeeze-Out Notice” means a notice issued to a shareholder of the UK Target by UK Bidco in accordance with section 979 of the UK Companies Act 2006;

“Stamping Fee” refers to the fee payable pursuant to the provisions of Section 4.4;

“Stand-By Fees” refers collectively to the fees payable pursuant to the provisions of Section 8.1;

“Stated Amount” means, on any date and with respect to any LC, the total amount then available to be drawn under such LC;

“Sterling” or “£” each means Pounds Sterling which is the lawful currency of the United Kingdom;

“Subsidiary” of any Person means (i) any Person which is Controlled, directly or indirectly by such first Person or (ii) any Person a majority of whose voting Capital Stock, on a fully diluted

SCHEDULE B – PAGE 39

CREDIT AGREEMENT

basis, is owned directly or indirectly, beneficially or otherwise, by such first Person or (iii) a trust whose beneficiary is such first Person or a Subsidiary of such first Person. A Person shall be deemed to be a wholly-owned Subsidiary of another Person if (i) all the outstanding voting and participating Capital Stock of such first Person is owned by such other Person or if (ii) all the beneficiaries of a trust are Subsidiaries of such first Person. A Person shall be deemed to be a Subsidiary of another Person if it is a Subsidiary of a Person that is that other’s Subsidiary;

“Substitute Basis” means the substitute basis for the BA Liabilities or the Libor Loans referred to in subsection 19.2.2;

“Supermajority Lenders” means (i) at any time prior to the termination of the Commitments, Lenders whose Commitments represent at least 80% of the Facilities, and (ii) as of and from the termination of the Commitments, Lenders to which at least 80% of the Loans (other than the Swingline Loans) are due;

“Swingline Facilities” refers collectively to the Cdn Swingline Facility and the US Swingline Facility and “Swingline Facility” refers to any one thereof;

“Swingline Lenders” refers collectively to the Cdn Swingline Lender and the US Swingline Lender, and “Swingline Lender” refers, with respect to the Cdn Swingline Facility, to the Cdn Swingline Lender and, with respect to the US Swingline Facility, to the US Swingline Lender;

“Swingline Loan” means, as the context may require, the Cdn Swingline Loan or the US Swingline Loan;

“Synthetic Lease” means any synthetic lease or similar off-balance sheet financing product where such transaction is considered borrowed money for tax purposes but is classified as an operating lease in accordance with GAAP;

“Tangible Net Assets of the Cdn Borrower” means, on any day, on a Consolidated Basis (without duplication), the assets of the Cdn Borrower minus the aggregate amount appearing on the consolidated balance sheet of the Cdn Borrower in respect of goodwill, deferred costs, intellectual property, loans to shareholders, future income taxes, and other similar intangible assets as determined by the Majority Lenders, acting reasonably, after consultation with the Cdn Borrower (and for greater certainty, Contract Costs, work in progress and prepaid expenses shall be considered as tangible assets), and minus any increase in the value of assets caused by any reevaluation of same, determined in accordance with GAAP;

“Tangible Net Assets of the Restricted Group” means, on any day, on a combined basis (without duplication), the assets of the Restricted Group minus the aggregate amount appearing on the consolidated balance sheet of the Restricted Group in respect of goodwill, deferred costs, intellectual property, loans to shareholders, future income taxes, and other similar intangible assets as determined by the Majority Lenders, acting reasonably, after consultation with the Cdn Borrower (and for greater certainty, Contract Costs, work in progress and prepaid expenses shall be considered as tangible assets), and minus any increase in the value of assets caused by any reevaluation of same, and otherwise determined in accordance with GAAP;

“Target” has the meaning ascribed to it in subsection 14.6.2;

SCHEDULE B – PAGE 40

CREDIT AGREEMENT

“Taxed Party” has the meaning ascribed to it in Section 18.1;

“Taxes” means all taxes of any kind or nature whatsoever including federal large corporation taxes, provincial capital taxes, realty taxes (including utility charges which are collectible like realty taxes), business taxes, property transfer taxes, Income Taxes, Sales Taxes, levies, stamp taxes, royalties, duties, and all fees, deductions, compulsory loans and withholdings imposed, levied, collected, withheld or assessed as of the date of this Agreement or at any time in the future, by any Governmental Authority having power to tax, together with penalties, fines, additions to tax and interest thereon, and “Tax” shall have a correlative meaning;

“Term Loans” means, with respect to any Term Loan Lender, collectively, the aggregate principal amount of Advances of such Term Loan Lender then outstanding under the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, and “Term Loans” means, with respect to the Term Loan Lenders, refers to the aggregate principal amount of Advances of such Term Loan Lenders under the Term Loan Credit Facilities;

“Term Loan A Commitment” means, with respect to any Lender, as at any time, the aggregate amount which such Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.3.1, as such amount may be reduced pursuant to the provisions of this Agreement, and “Term Loan A Commitment” or “Term Loan A Commitments” means, with respect to all Lenders, the aggregate of the Term Loan A Commitment of all such Lenders;

“Term Loan B Commitment” means, with respect to any Lender, as at any time, the aggregate amount which such Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.3.2, as such amount may be reduced pursuant to the provisions of this Agreement, and “Term Loan B Commitment” or “Term Loan B Commitments” means, with respect to all Lenders, the aggregate of the Term Loan B Commitment of all such Lenders;

“Term Loan C Commitment” means, with respect to any Lender, as at any time, the aggregate amount which such Lender has agreed to make available to the Cdn Borrower pursuant to subsection 2.3.3, as such amount may be reduced pursuant to the provisions of this Agreement, and “Term Loan C Commitment” or “Term Loan C Commitments” means, with respect to all Lenders, the aggregate of the Term Loan C Commitment of all such Lenders;

“Term Loan Commitments” means, collectively, the Term Loan A Commitment, the Term Loan B Commitment and the Term Loan C Commitment, and individually any one of them;

“Term Loan Credit Facilities”, means, collectively, the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, and individually any one of them;

“Term Loan A Credit Facility” as at any time, refers collectively to the aggregate of the Term Loan A Commitments of the Lenders at such time;

“Term Loan B Credit Facility” as at any time, refers collectively to the aggregate of the Term Loan B Commitments of the Lenders at such time;

“Term Loan C Credit Facility” as at any time, refers collectively to the aggregate of the Term Loan C Commitments of the Lenders at such time;

SCHEDULE B – PAGE 41

CREDIT AGREEMENT

“Term Loan Lenders” means, collectively, the Term Loan A Lenders, the Term Loan B Lenders and the Term Loan C Lenders, and individually any one of them;

“Term Loan A Lender” as at any time, refers to any Lender that, at such time, has a Term Loan A Commitment;

“Term Loan B Lender” as at any time, refers to any Lender that, at such time, has a Term Loan B Commitment;

“Term Loan C Lender” as at any time, refers to any Lender that, at such time, has a Term Loan C Commitment;

“Term Loan A Maturity Date” means May 31, 2016;

“Term Loan B Maturity Date” means May 31, 2015;

“Term Loan C Maturity Date” means May 31, 2014;

“Test Period” shall mean, for any determination under Section 14.2, the four (4) consecutive fiscal quarters of the Cdn Borrower then last ended;

“Total Accounts Receivable of the Cdn Borrower” means, on any day, on a Consolidated Basis (without duplication), the accounts receivable of the Cdn Borrower plus the amount of any then existing Securitization Program, the whole as determined in accordance with GAAP;

“Type” means, with respect to any Advance, its nature as a Prime Rate Loan, US Base Rate Loan, US Prime Rate Loan, Libor Loan or an issue of BAs or LCs;

“UK Acquisition Costs” means all fees, costs and expenses, stamp, registration and other Taxes incurred by the Cdn Borrower or any of its Subsidiaries in connection with the UK Target Acquisition;

“UK Acquisition Documents” means the Scheme Documents or, if an Offer Conversion is made, the Offer Documents, and any other document designated a “UK Acquisition Document” by the Cdn Borrower and the Administrative Agent;

“UK Acquisition Purpose” means any of the purposes set out in Section 2.4.1;

“UK Bidco” means GGI Group Holdings Europe Limited (a wholly-owned indirect Subsidiary of the Cdn Borrower and a Restricted Subsidiary), a private limited company incorporated under the laws of England and Wales, and includes any successor thereto;

“UK Code” means the City Code on Takeovers and Mergers administered by the Panel;

“UK Target Acquisition” means the acquisition by or on behalf of UK Bidco of UK Target Shares pursuant to the Scheme or, if an Offer Conversion is made, the Offer;

“UK Target Acquisition Related Conditions” means the conditions precedent specified in Schedule V to this Agreement;

SCHEDULE B – PAGE 42

CREDIT AGREEMENT

“UK Target” means Logica plc, a public limited company incorporated under the laws of England and Wales;

“UK Target Group” means the UK Target and its Subsidiaries;

“UK Target Shares” means all the issued or unconditionally allotted share capital in the UK Target and any further such shares which may be issued or unconditionally allotted pursuant to the exercise of any outstanding subscription or conversion rights or otherwise;

“UK Target Shareholders” means all the holders of UK Target Shares;

“Unconditional Date” means the date on which the Offer (if made) becomes or is declared unconditional in all respects by or on behalf of UK Bidco;

“Unrestricted Subsidiaries”, as at any time, refers collectively to the Subsidiaries of the Cdn Borrower that, at such time, have not been designated as Restricted Subsidiaries in accordance with the provisions of Section 10.2 or Section 10.3, as the case may be;

“US Base Rate” means, for any day, a rate per annum equal to the greater of (x) the Administrative Agent’s US Base Rate for such day, (y) the Federal Funds Effective Rate then in effect on such day plus 0.50%, and (z) Libor then in effect on such day for a one month Selected Period plus 1.00%; in each case as adjusted from time to time without notice to the Borrowers;

“US Base Rate Basis” means the calculation of interest on the US Base Rate Loans as provided in Sections 3.4 and 3.6;

“US Base Rate Loan”, with respect to any Lender, refers to the Cdn Revolving US Base Rate Loan or Cdn Term Loan US Base Rate Loan of such Lender and, in the case of the Cdn Swingline Lender, its Cdn Swingline US Base Rate Loan, and “US Base Rate Loans” refers to all US Base Rate Loans of all Lenders;

“US Borrower” refers to any US Restricted Subsidiary designated as a Borrower hereunder after the date of this Agreement pursuant to Section 2.14, and includes any successor thereto;

“US Dollars” or “US$” means the lawful currency of the United States of America;

“US LC Issuing Lender” is the reference to any Lender who, after the date of this Agreement, agrees to be an issuer of LCs under the US Revolving Facility and is acceptable to the US Borrower and the Administrative Agent, and includes any successor thereof in such capacity, and any other Lender which the US Borrower shall have designated as a US LC Issuing Lender by notice to the Administrative Agent;

“US LC Issuing Office” means the office of the US LC Issuing Lender located in the continental United States of America as the US LC Issuing Lender may specify from time to time;

“US Lender” as at any time, refers to any Lender that, at such time, has a US Revolving Commitment;

SCHEDULE B – PAGE 43

CREDIT AGREEMENT

“US Prime Rate” means, for any day, a rate per annum equal to the greater of (x) the Administrative Agent’s US Prime Rate for such day, (y) the Federal Funds Effective Rate then in effect on such day plus 0.50%, and (z) Libor then in effect on such day for a one month Selected Period plus 1.00%; in each case as adjusted from time to time without notice to the Borrowers;

“US Prime Rate Basis” means the calculation of interest on the US Prime Rate as provided in Sections 3.5 and 3.6;

“US Prime Rate Loan”, with respect to any US Lender, refers to the US Revolving US Prime Rate Loan of such US Lender and, in the case of the US Swingline Lender, its US Swingline Loan, and “US Prime Rate Loans” refers collectively to the US Prime Rate Loans of all US Lenders;

“US Restricted Subsidiary” means, for the purposes of Section 2.16, any Authorized Restricted Subsidiary which is organized under the Laws of the U.S.A. or any state thereof, and “US Restricted Subsidiaries” means any two or more of them;

“US Revolving Commitment” means, with respect to any US Lender, as at any time, the aggregate amount which such US Lender has agreed to make available to the US Borrower pursuant to subsection 2.1.2 and, subject to the terms hereof, an Additional Foreign Borrower, and includes, with respect to the US Swingline Lender, the US Swingline Commitment Amount. As at the Closing Date, the US Revolving Commitment is Cdn$0;

“US Revolving Facility” as at any time, refers collectively to the aggregate of the US Revolving Commitments of the US Lenders at such time;

“US Revolving LC Liability”, with respect to any US Lender, means, as at any time, the Rateable Share of such US Lender (pertaining to the US Revolving Facility) in the Stated Amount of the LCs issued under the US Revolving Facility and still outstanding after deducting therefrom any amount held under Section 9.5 in connection with such LCs;

“US Revolving Libor Loan”, with respect to any US Lender, means, as at any time, that portion of the US Revolving Loan of such US Lender with respect to which the US Borrower has elected to pay interest on a Libor Basis, and “US Revolving Libor Loans” means the aggregate of all US Revolving Libor Loans of all US Lenders;

“US Revolving Loan”, with respect to any US Lender, means, as at any time, the aggregate of the principal amount of Advances of such US Lender then outstanding under the US Revolving Facility, including the US Revolving LC Liability of such US Lender, and “US Revolving Loans” means the aggregate of all US Revolving Loans of all US Lenders;

“US Revolving US Prime Rate Loan”, with respect to any US Lender, means, as at any time, that portion of the US Revolving Loan of such US Lender with respect to which the US Borrower has elected or, under the terms of this Agreement, is required to pay interest on a US Prime Rate Basis and “US Revolving US Prime Rate Loans” means the aggregate of all US Revolving US Prime Rate Loans of all US Lenders;

SCHEDULE B – PAGE 44

CREDIT AGREEMENT

“US Swingline Commitment Amount” means, on any date, Cdn$0, as such amount may be modified from time to time pursuant to the provisions of this Agreement;

“US Swingline Facility” means the swingline facility which the US Swingline Lender has agreed to make available to the US Borrower pursuant to subsection 2.2.2;

“US Swingline Lender” means any Lender who, after the date of this Agreement, agrees to be the US Swingline Lender and is acceptable to the US Borrower and the Administrative Agent, and includes any successor thereof in such capacity;

“US Swingline Loan” means, as at any time, the aggregate of the principal amount of Advances of the US Swingline Lender then outstanding under the US Swingline Facility;

“Voting Capital Stock” means Capital Stock of a Person which carries voting rights or the right to Control such Person generally, provided that Capital Stock which carries the right to vote or Control conditionally upon the happening of an event shall not be considered Voting Capital Stock until the occurrence of such event and then only during the continuance of such event; and

“Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as such terms are defined in Part I of Subtitle E of Title IV of ERISA.

SCHEDULE C – PAGE 1

CREDIT AGREEMENT

SCHEDULE “C”

DEFINITION OF RELEVANT MARGIN AND STAND-BY FEE

1. Revolving Facilities:

Where R is	The Relevant Margin in respect of the Revolving Facilities shall be, with respect to						The Stand- By Fee shall be
	Sections 3.3 (Prime Rate Loans)	Section 3.4 (US Base Rate Loans)	Section 3.5 (US Prime Rate Loans)	Section 5.3 (Libor Loans)	Section 4.4 (Stamping Fee)	Section 6.3 (LC Fee)
R < 1.00	0.00%	0.00%	0.00%	1.00%	1.00%	1.00%	0.20%
1.00 ≤ R < 1.50	0.25%	0.25%	0.25%	1.25%	1.25%	1.25%	0.25%
1.50 ≤ R < 2.25	0.50%	0.50%	0.50%	1.50%	1.50%	1.50%	0.30%
2.25 ≤ R < 3.00	0.75%	0.75%	0.75%	1.75%	1.75%	1.75%	0.35%
R ≥ 3.00	1.00%	1.00%	1.00%	2.00%	2.00%	2.00%	0.40%

2. Term Loan Credit Facilities:

Where R is	The Relevant Margin in respect of the Term Loan Credit Facilities shall be, with respect to				The Stand- By Fee shall be
	Sections 3.3 (Prime Rate Loans)	Section 3.4 (US Base Rate Loans)	Section 5.3 (Libor Loans)	Section 4.4 (Stamping Fee)
R < 1.00	0.25%	0.25%	1.25%	1.25%	0.25%
1.00 ≤ R < 1.50	0.50%	0.50%	1.50%	1.50%	0.30%
1.50 ≤ R < 2.00	0.75%	0.75%	1.75%	1.75%	0.35%
2.00 ≤ R < 2.50	1.00%	1.00%	2.00%	2.00%	0.40%
2.50 ≤ R < 3.00	1.25%	1.25%	2.25%	2.25%	0.45%
R ≥ 3.00	1.75%	1.75%	2.75%	2.75%	0.55%

Where “R” means the Leverage Ratio.

For the purposes of the calculations required to be made under this Schedule, the Leverage Ratio shall be determined quarterly, on the day (the “Reset Date”) which is three (3) Business Days after the Administrative Agent receives the Compliance Certificate contemplated in Section 14.3 or 14.4, as the case may be, with respect to the fiscal quarter or fiscal year, as the case may be, most recently ended. From and including the date of this Agreement up to but excluding the date of the first Advance under the Term Loan Credit Facilities, the Relevant Margin and the Stand-By Fee shall be determined on the basis of the Compliance Certificate referred to in subsection 11.1.9. The first Reset Date shall occur on the date of the first Advance under the Term Loan Credit Facilities (based on the Compliance Certificate referred to under subsection 11.2.9). Thereafter the next Reset Date shall occur on the day which is three (3) Business Days after the

SCHEDULE C – PAGE 2

CREDIT AGREEMENT

Administrative Agent receives the Compliance Certificate for the fiscal quarter ending after the date of the initial Advance under the Credit Facilities.

Any adjustment to the Relevant Margin and the Stand-By Fee shall only take place on a Reset Date.

If the Cdn Borrower fails to submit to the Administrative Agent the Compliance Certificate referred to in Sections 12.2.9, 14.3 and 14.4 by the time required under such Sections, then the Relevant Margin and the Stand-By Fee shall be, throughout the period from the date upon which the Cdn Borrower is required to submit such Compliance Certificate until the date which is three (3) Business Days following the date on which the Administrative Agent receives such Compliance Certificate, the corresponding percentage rate indicated on the last line of the applicable matrix set forth above.

SCHEDULE “D”

GUARANTEE AND SUBORDINATION AGREEMENT

among

THE SEVERAL GUARANTORS NAMED HEREIN

AS JOINT AND SEVERAL GUARANTORS

- and -

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

- and -

CGI GROUP INC.

AS CDN BORROWER AND GUARANTOR

DATED AS OF • •, 2012

-i-

(continued)

-ii-

GUARANTEE AND SUBORDINATION AGREEMENT

GUARANTEE AND SUBORDINATION AGREEMENT entered into at Montréal, Province of Québec, dated as of • •, 2012.

AMONG:	THE SEVERAL GUARANTORS SET FORTH IN SCHEDULE “A” HERETO, AS JOINT AND SEVERAL GUARANTORS;

AND:	NATIONAL BANK OF CANADA, AS ADMINISTRATIVE AGENT;

AND:	CGI GROUP INC., AS CDN BORROWER AND GUARANTOR.

WHEREAS the Borrowers and the Guarantors are all part of a common business enterprise;

WHEREAS a £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, was entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”);

WHEREAS the Credit Agreement requires that the Guaranteed Obligations be guaranteed by the Guarantors pursuant to this Agreement;

WHEREAS the Finance Parties have required that, as a continuing guarantee for the reimbursement of all amounts owing with respect to the Guaranteed Obligations and compliance by the Guarantors with the terms and conditions set forth in the other Operative Documents, each of the Guarantors enter into this Agreement;

WHEREAS the Facilities will be made available to the Borrowers in reliance upon the covenants and guarantees of the Guarantors set forth herein;

NOW, THEREFORE, in consideration of the Lenders having entered into the Credit Agreement with the Borrowers and having agreed, subject to the terms and conditions therein provided, to make the Facilities available to the Borrowers, and for other good and valuable consideration, the sufficiency and receipt of which are hereby acknowledged, the parties hereto have agreed as follows:

ARTICLE 1

INTERPRETATION

1.1 Definitions. The capitalized words and expressions, wherever used in this Agreement, in its Schedules or in any deed or agreement supplemental or ancillary hereto, unless otherwise defined in Schedule “B” hereof or unless there be something in the subject or the context inconsistent therewith, shall have the meanings ascribed thereto from time to time in the Credit

GUARANTEE AND SUBORDINATION AGREEMENT—PAGE 2

Agreement. Following cancellation in full of the Facilities and the final and indefeasible payment of the Obligations, the capitalized words and expressions used herein, unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, shall continue to have the same meaning as that ascribed to them in the Credit Agreement as if the Facilities had not been cancelled in full and the final and indefeasible payment of the Obligations had not been made.

1.2 Preamble. The preamble of this Agreement shall form an integral part hereof, as if at length recited herein.

1.3 General Interpretation. Unless there be something in the subject or the context inconsistent therewith, words importing the singular only shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender, and vice versa, and all references to dollars shall mean Canadian Dollars.

1.4 Division into Articles. The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of titles are for convenience of reference only and do not affect the meaning or the interpretation of the present Agreement.

1.5 Governing Law. This Agreement and the interpretation and enforcement thereof shall be governed by and in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

1.6 Waiver of Jury Trial. Each party hereto hereby waives any right it may have to a trial by jury of any dispute arising under or relating to this Agreement and agrees that any such dispute shall be tried before a judge sitting without a jury.

1.7 Submission to Jurisdiction. Each of the parties hereto irrevocably submits to the non-exclusive jurisdiction of the Courts of the Province of Québec sitting in the judicial district of Montréal with respect to any matter arising hereunder or in relation herewith. The parties hereto irrevocably waive any objections on the ground of venue or forum non conveniens or any similar grounds. The parties hereto irrevocably consent to service of process by mail or in any other manner permitted by relevant Law.

1.8 Process Agent. The Guarantors shall at all times maintain an agent for service of process in the Province of Québec. Such agent shall be:

Address:	CGI Group Inc.
1130 Sherbrooke Street West
7th Floor
Montréal, Québec H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial
Officer
Telecopier:	(514) 841-3299

(or such other address in the Province of Québec as the Guarantors may notify to the Administrative Agent) and the Guarantors may at any time appoint an alternate acceptable to the Administrative Agent provided, however, that the Guarantors notify the Administrative Agent in writing of the address of such agent upon each substitution, and any writ, judgment or other

GUARANTEE AND SUBORDINATION AGREEMENT—PAGE 3

notice of legal process shall be sufficiently served on the Guarantors and each one thereof if delivered to such agent at its address for the time being. If for any reason, such agent no longer serves as agent of the Guarantors to receive service of process, the Guarantors shall promptly appoint another agent and advise the Administrative Agent thereof.

ARTICLE 2

GUARANTEE

2.1 Object of Guarantee. The Guarantors, solidarily and jointly and severally, hereby irrevocably, absolutely and unconditionally guarantee to the Guaranteed Parties, the due and punctual payment, observance and performance of all of the Guaranteed Obligations when and as due (whether at maturity, by reason of acceleration or otherwise) and in accordance with their respective terms, and the Guarantors expressly agree so to pay, observe or perform the same when so due or deemed to be due, upon demand therefor by the Administrative Agent.

2.2 Consideration. Each of the Guarantors acknowledges that it has made this Guarantee to induce the Guaranteed Parties to make the Loans available to the Borrowers and to induce the Guaranteed Parties to enter into the ISDA Contracts and that the Guaranteed Parties are making the Loans and other financial accommodations available to the Borrowers and are entering into the ISDA Contracts in reliance upon this Guarantee and would not make available nor continue to make available to the Borrowers or enter into same without the appropriate execution and delivery of this Guarantee. Each of the Guarantors represents and warrants that this Guarantee may reasonably be expected to benefit it directly or indirectly.

2.3 Nature of the Guarantors’ Obligations. The Guarantors’ obligations hereunder are solidary, joint and several, absolute and unconditional, present and continuing, unlimited, general and irrevocable and constitute a guarantee of payment and performance and not merely a guarantee of collection. The obligations of the Guarantors hereunder are independent of the Guaranteed Obligations, and a separate action may be brought or prosecuted against all or any one of the Guarantors to enforce this Guarantee.

2.4 Manner of Payment. Upon receipt of a written demand from the Administrative Agent, the Guarantors shall make payment forthwith of the amount claimed at the Canadian Account Branch (in the case of Guaranteed Obligations relating to the Cdn Revolving Facility or the Term Loan Credit Facilities) and at the American Account Branch (in the case of Guaranteed Obligations relating to the US Revolving Facility) in the same currency as that in which the relevant Guaranteed Obligations are then outstanding, in funds immediately available to the Administrative Agent. Subject to the following sentence, any amount payable by any Guarantor under this Guarantee which is not paid forthwith upon demand therefor will bear interest from the date of such demand until paid in full at the rate or rates applicable to the corresponding Guaranteed Obligation under the applicable Operative Document. The intention of the parties is that no more interest will accrue or be demanded from any Guarantor than is owing by any Borrower or any other Guarantor as part of the Guaranteed Obligations. All payments hereunder shall be made at the Canadian Account Branch or the American Account Branch, as the case may be, no later than 3:00 p.m., Montréal time, on the Business Day following the day on which a demand is made hereunder.

GUARANTEE AND SUBORDINATION AGREEMENT—PAGE 4

2.5 Statement of Account. Any statement of account prepared by the Administrative Agent (as regards the Guaranteed Obligations) shall constitute prima facie evidence of the amount which, as of the date of the statement so prepared, is due by the Borrower or the other Guarantors, as the case may be, to the Guaranteed Parties under the Guaranteed Obligations and each of the Guarantors hereby acknowledges and agrees that, absent manifest error, it shall be bound by each such statement. The Administrative Agent agrees to provide the Guarantors with computations and calculations used by such Person to prepare each such statement of account promptly following a request therefor.

2.6 No Reduction in Payment or Performance. All payments due to the Guaranteed Parties hereunder and all of the other terms, conditions, covenants and agreements to be observed or performed by the Guarantors hereunder, whether in respect of the Guaranteed Obligations or otherwise, shall be made, observed or performed by the Guarantors without any reduction whatsoever, including, without limitation, any reduction resulting from any defence, right of action, right of set-off or compensation, right of recoupment or counterclaim of any nature whatsoever that the Borrowers or the other Guarantors, as the case may be, may have or have had at any time against the Administrative Agent, a Guaranteed Party or any other Person whether with respect to this Agreement, the Credit Agreement, the other Operative Documents or otherwise other than the prior payment in accordance with the terms of the Operative Documents, of the Guaranteed Obligations (or any portion thereof).

2.7 Imputation of moneys received in reduction of Guaranteed Obligations. Notwithstanding every legal rule concerning the imputation of payments, all sums of money received from any Guarantor pursuant to the provisions of this Article 2, shall be applied in reduction of the Guaranteed Obligations as provided in the Operative Documents. No Guarantor shall be subrogated to the rights of the Guaranteed Parties as long as they have not received the full, final and definitive amount of their claim against the Borrowers and the other Guarantors, as the case may be, with respect to all of the Obligations.

2.8 Irregularity in borrowings of no effect on obligations of the Guarantors. All sums of money, advances, renewals, commitments and undertakings related to the Guaranteed Obligations borrowed or effectively obtained from the Guaranteed Parties by any Borrower or Guarantor pursuant to the Credit Agreement, the ISDA Contracts or otherwise, shall be considered as being part of the Guaranteed Obligations, notwithstanding any irregularity, defect or flaw in the borrowing or obtaining of such sums of money, advances, renewals, commitments and undertakings, whether or not the Administrative Agent, the Guaranteed Parties, or any one thereof, was aware of the same, it being expressly understood that any sum which cannot be recovered from the Guarantors as guarantors hereunder for reasons of voidness of the principal obligation, may be recovered from the Guarantors and any one thereof as sole or principal debtor and shall be payable to the Administrative Agent, for the benefit of the Guaranteed Parties upon demand therefor by the Administrative Agent.

2.9 No Release of the Guarantors. Subject to the provisions of Section 10.2 of the Credit Agreement, save and except for, and only upon the cancellation in full of the Facilities and the receipt by the Guaranteed Parties of the full, final and definitive amount of their claim against the Borrowers, with respect to the Obligations, the obligations of the Guarantors hereunder shall not be reduced, limited or terminated, nor shall the Guarantors be discharged from any obligation hereunder, for any reason whatsoever including, but not limited to (and whether or not the same shall have occurred or failed to occur once or more than once and, in the case of extensions of

GUARANTEE AND SUBORDINATION AGREEMENT—PAGE 5

time for payment, observance or performance of obligations, whether such extensions or any of them are for periods longer than the respective periods then specified therefor and whether or not the Guarantors or any one thereof shall have received notice thereof or assented thereto):

2.9.1	any extension of the time for payment, observance or performance, or any other amendment or modification of any of the terms and conditions of the Guaranteed Obligations or the Operative Documents;

2.9.2	any composition or settlement (whether by way of release, acceptance of a plan of reorganization or otherwise) of the Guaranteed Obligations;

2.9.3	any failure to exercise, delay in the exercise of, exercise or waiver of, or forbearance or other indulgence with respect to any Rights, Remedies and/or Recourses available to the Guaranteed Parties, including but not limited to:

2.9.3.1	any exercise of or failure to exercise any right of set-off, compensation, recoupment or counterclaim;

2.9.3.2	any election of Rights, Remedies and/or Recourses effected by the Guaranteed Parties;

2.9.3.3	any subordination by operation of Law, whether present or future, of any or all of the Guaranteed Obligations; and

2.9.3.4	any other act or failure to act which varies the risks of the Guarantors hereunder or, but for the provisions hereof, under the terms of any Law, would operate to reduce, limit or terminate the obligations of the Guarantors from any obligation hereunder.

2.10	Certain Waivers. Each of the Guarantors hereby waives:

2.10.1	any requirement, and any right to require, that any power be exercised or any action be taken against any Borrower, any other Guarantor or any collateral for any of the Guaranteed Obligations;

2.10.2	any and all defences to and set-offs, counterclaims and claims of recoupment against any and all of the Guaranteed Obligations that may at any time be available to the Borrowers or any other Guarantor;

2.10.3	notice of acceptance of the incurrence or renewal of any Guaranteed Obligations;

2.10.4	all notices which may be required by Law to preserve any rights against such Guarantor hereunder including, but not limited to, any notice of default, demand, dishonour, presentment and protest;

2.10.5	any defence based upon, arising out of or in any way related to:

2.10.5.1	any claim that any election of remedies by the Guaranteed Parties impaired, reduced, released or extinguished any rights that such

GUARANTEE AND SUBORDINATION AGREEMENT—PAGE 6

Guarantor might otherwise have had against any Borrower or any other Guarantor; and

2.10.5.2	any claim that the Guaranteed Obligations should be strictly construed against the Guaranteed Parties; and

2.10.6	any and all other defences related to the Guaranteed Obligations save and except, and only upon the cancellation in full of the Facilities, that the Guaranteed Parties have received the full, final and definitive amount of their claim against the Borrowers and the other Guarantors with respect to the Guaranteed Obligations.

2.11 No Release in Event of Bankruptcy. No settlement or discharge of the Guaranteed Obligations shall be effective if any payment by any of the Guarantors in respect thereof is avoided or reduced by virtue of any provision or enactment relating to bankruptcy, insolvency, liquidation or similar laws of general application from time to time, and if such payment is so avoided or reduced, the Guaranteed Parties shall be entitled to recover the amount of such payment as if such settlement or discharge had not occurred.

2.12 Additional Security. This Guarantee shall be in addition to and without prejudice to any other security by whomsoever given, held at any time by the Administrative Agent, the Guaranteed Parties or any one thereof. None of the Guaranteed Parties or the Administrative Agent shall be under any obligation to marshal any such security or any of the funds or assets the Administrative Agent or the Guaranteed Parties or any one thereof may be entitled to receive or have a claim upon.

2.13 Continuing Liability of Guarantors. The Guaranteed Obligations shall be deemed not to have been paid, observed or performed, and the liability of each of the Guarantors hereunder in respect thereof shall continue and not be discharged, to the extent that any payment, observance or performance thereof by any Borrower or any other Guarantor, or out of the proceeds of any collateral (collectively referred to herein as the “Disgorged Amount”), is recovered from or reimbursed by or for the account of the Guaranteed Parties for any reason, including, but not limited to, a preference or fraudulent transfer or by virtue of any subordination (whether present or future or contractual or otherwise) of the Guaranteed Obligations, whether such recovery or payment over is effected by any judgment, decree or order of any court or Governmental Authority, by any plan of reorganization or by settlement or compromise by the Guaranteed Parties (whether or not consented to by any Borrower or any Guarantor) of any claim for any such recovery or payment over. Each of the Guarantors hereby expressly waives the benefit of any applicable Law of limitations and agrees that it shall be liable hereunder whenever such a recovery or payment ever occurs.

2.14 Rights of Subrogation, etc. None of the Guarantors will enforce any right that it may at any time have against any Borrower or any other Guarantor or any collateral for any of the Guaranteed Obligations, including, but not limited to, rights of subrogation, exoneration, reimbursement and contribution and whether arising by operation of Law or otherwise, until all of the Guaranteed Obligations have been paid, observed and performed in full, except that this Section 2.14 shall not apply to routine acts, such as the giving of notices and the filing of continuation statements, necessary to preserve any such rights. Notwithstanding the fact that at such time any of the Guarantors may be subrogated to all or any part of the Guaranteed

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 7

Obligations or have existing rights of exoneration, reimbursement, contribution or similar rights, the Guaranteed Parties and the Administrative Agent may from time to time take or refrain from taking any and all of the actions referred to in Section 2.9 and such Guarantor hereby releases the Guaranteed Parties and the Administrative Agent from any and all claims arising therefrom, connected therewith or in any way related thereto.

2.15 Continuance of Guarantee. Subject to Section 2.13, this Guarantee shall continue in full force and effect until the payment, observance and performance in full of the Guaranteed Obligations and the cancellation in full of the Facilities, provided however that where at any time the Guaranteed Parties, the Administrative Agent or any one thereof is required to pay over any Disgorged Amount, the Guaranteed Parties, the Administrative Agent or any one thereof shall be permitted to make a claim therefor under the provisions of Section 2.13.

2.16 Reasonableness of Waivers, Renunciations, Declarations and Authorizations. Each of the Guarantors warrants and agrees with the Guaranteed Parties (herein acting and represented by the Administrative Agent) that each of the waivers, renunciations, declarations and authorizations set forth in this Guarantee is made with full knowledge of its significance and consequences and each of the Guarantors and the Guaranteed Parties (herein acting and represented by the Administrative Agent) hereby warrants and agrees that if any of such waivers, renunciations, declarations and authorizations is determined to be contrary to any applicable Law or public policy, such waivers, renunciations, declarations and authorizations shall be effective only to the maximum extent permitted by Law.

2.17 Authority to Modify Guaranteed Obligations. Each of the Guarantors expressly authorizes the Administrative Agent, the Guaranteed Parties or any one thereof, at any time and from time to time, without notice and without affecting the liability of such Guarantor hereunder, to:

2.17.1	alter the terms of all or any part of the Guaranteed Obligations and any security and guarantees therefor including, without limitation, modification of times for payment and rates of interest and increases to the amount of the Guaranteed Obligations;

2.17.2	accept new or additional instruments, documents, agreements, security or guarantees in connection with all or any part of the Guaranteed Obligations;

2.17.3	accept partial payments on the Guaranteed Obligations;

2.17.4	waive, release, reconvey, terminate, abandon, subordinate, exchange, substitute, transfer, compound, compromise, liquidate and enforce all or any part of the Guaranteed Obligations and any security or guarantee therefor, and apply any such security and direct the order or manner of sale thereof as the Administrative Agent (for the Guaranteed Parties) in its discretion may determine;

2.17.5	release the Borrowers, any Guarantor or any other Person from any personal liability with respect to all or any part of the Guaranteed Obligations; and

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 8

2.17.6	otherwise amend the provisions of any one of the Operative Documents including, without limitation, increasing the amount of the Facilities or any constituent part of such Facilities.

ARTICLE 3

SUBORDINATION AND POSTPONEMENT

3.1 Subordination and Postponement of Indebtedness. Subject to Section 3.2, each of the Guarantors acknowledges, declares and agrees that all Subordinated Indebtedness is junior and subordinate, and the payment thereof, whether in whole or in part, and whether as to principal, interest, fees or otherwise, and whether at or prior to maturity or upon acceleration of any maturity, is postponed to the prior payment in full of the Guaranteed Obligations.

3.2 Exception as to Postponement Only. Notwithstanding the provisions of Section 3.1, any Guarantor may pay or prepay any amount owing to any other Guarantor, at any time, on account of the Subordinated Indebtedness (whether or not the amount to be paid or prepaid is then due), on condition that at the time of such payment or prepayment, no Event of Default exists or would result therefrom.

3.3 Subordination and Postponement of Liens. Each of the Guarantors hereby acknowledges and declares that it does not hold any Liens against the assets of any of the other Guarantors. Each of the Guarantors also acknowledges, declares and agrees that it shall obtain the consent and approval of the Administrative Agent in order to create a Lien in favour of any other Guarantor in connection with the Subordinated Indebtedness or any part thereof (the aggregate of all such present and future Liens is collectively referred to herein as the “Subordinated Liens”) and that any such Liens thereafter held by it, as well as all of the Rights, Remedies and/or Recourses which may be granted to such Guarantor, directly or indirectly, under the terms of any applicable Law or the Subordinated Liens, are hereby and shall be completely subordinated to and rank after any and all Liens then or at any time thereafter held by the Guaranteed Parties, the Administrative Agent or any one thereof and securing the Guaranteed Obligations or any part thereof (all of which Liens are collectively referred to herein as the “Secured Party Liens”) notwithstanding any ranking that might otherwise be established by Law resulting from the nature of the Lien which may be created under the Subordinated Liens or the Secured Party Liens or the date or time of execution, issue, delivery, registration, filing, notification, publication or perfection of any deed, document, application for registration, notice or financing statement, or otherwise howsoever.

3.4 Exercise of Rights Either Under the Subordinated Indebtedness or the Subordinated Liens. In the event that any event of default occurs and continues under any one of the deeds or documents pursuant to which the Subordinated Indebtedness, or any part thereof, may be attested or evidenced, now or at any time hereafter, or any deeds or documents pursuant to which the Subordinated Liens or any one thereof is now or may be constituted at any time hereafter (the aggregate of such contracts, hypothecs, deeds and documents are collectively referred to herein as the “Subordinated Documents”), each of the Guarantors agrees not to directly or indirectly exercise any Right, Remedy and/or Recourse granted to it by Law or any one of the Subordinated Documents during any period prior to the cancellation in full of the Facilities and final and indefeasible payment of the Guaranteed Obligations until such time as the Administrative Agent shall have given its prior written consent to the exercise of such Rights,

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 9

Remedies or Recourses and, with respect to any such Right, Remedy and/or Recourse, which any Guarantor is exercising prior to the cancellation in full of the Facilities and final and indefeasible payment of the Guaranteed Obligations, each of the Guarantors agrees to cease exercising such Right, Remedy and/or Recourse upon the request of the Administrative Agent.

3.5 Discharge of Subordinated Liens. In the event of any Disposition of the whole or any part of the assets and properties of any of the Guarantors whether by the Guaranteed Parties, the Administrative Agent or any one thereof, in the exercise of any one of their Rights, Remedies and/or Recourses, or whether by any receiver, trustee, liquidator or sequestrator pursuant to the powers granted to it by any applicable Law of any jurisdiction whatsoever, or whether by any other Person in the performance of analogous duties under any Law concerning bankruptcy, reorganization, arrangement, readjustment, composition or liquidation, of any jurisdiction whatsoever, each of the Guarantors expressly agrees, upon the written demand of the Administrative Agent and at the expense of the Guarantors, to execute and deliver all such instruments of release, discharge and cancellation of Liens and termination statements as the Administrative Agent considers necessary or desirable in order to discharge and cancel such Subordinated Liens now or hereafter held by it. After the repayment in full of the Obligations following such Disposition, to the extent that under any applicable provisions of Law, any Guarantor has the right to receive the balance, if any, of the proceeds of such Disposition, the Administrative Agent shall pay such balance over to the relevant Guarantors.

3.6 Proceeds of Sale, etc. Subject to the provisions of the Operative Documents (including Section 3.2 of this Agreement), in the event that the assets and properties of any of the Guarantors, are Disposed of or are otherwise realized, or proceeds of insurance policies or expropriation awards are paid in respect thereof, the Guaranteed Obligations shall be paid in full prior to the payment of any Subordinated Indebtedness.

3.7 Prior Payment of Guaranteed Party’s Indebtedness in Bankruptcy, etc. In the event of any Proceeding relating to any one of the Guarantors or its debts or assets, if the Guaranteed Obligations has not been paid in full at such time, the Administrative Agent, for and on behalf of the Guaranteed Parties, are hereby irrevocably authorized by each of the Guarantors in any such Proceeding, to collect any assets or securities of any kind of such party distributed, divided or applied by way of dividend or payment or any such securities issued on account of any of the Subordinated Indebtedness and to apply the same, or the proceeds of any realization upon the same, as the Majority Lenders in their discretion elect to effect to the Obligations until the Obligations shall have been paid in full, rendering any surplus then remaining to the Persons entitled by Law to receive same. The Guarantors shall vote or otherwise act in any such proceeding (including, without limitation, vote to accept or reject any plan of partial or complete liquidation, reorganization, arrangement, composition or extension) in accordance with the written instructions of the Administrative Agent and, upon request from the Administrative Agent, each Guarantor shall give a power of attorney or proxy to the Administrative Agent or any Person designated by them to vote or otherwise act in any such Proceeding. Furthermore, each of the Guarantors hereby covenants and agrees to do all such things and give all such instructions as the Majority Lenders, in their discretion, may deem necessary or desirable in order to instruct any receiver, trustee, liquidator or sequestrator appointed in connection with or as a result of any such Proceeding, to make any payment or distribution or issue any securities to be made or issued in connection with such Proceeding on account of such Subordinated

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 10

Indebtedness to the Administrative Agent, for the benefit of the Guaranteed Parties, until the Obligations shall have been paid in full.

3.8 Payments Held in Deposit. In the event of any payment or distribution to any Guarantor made in breach of the terms of this Article, such a payment or distribution shall be held under gratuitous deposit for the Guaranteed Parties and shall be paid to the Administrative Agent, for the benefit of the Guaranteed Parties, forthwith following demand therefor by the Administrative Agent to the extent that the Guaranteed Parties remain, on the date of any such payment, creditors of any of the Guarantors.

3.9 Scope of Subordination and Postponement. The provisions of this Article are intended solely to define and establish the relative rights of the creditors of the Guarantors who are parties hereto. Nothing in this Agreement shall in any way impair, modify or affect, as between or among any Guarantor, on the one hand, and its creditors and the creditors under such documents, on the other hand, the obligations of such party to effect payment of principal, interest, costs, fees, royalties and other amounts, obligations and liabilities owing under or pursuant to the terms of such documents or affect the relative rights of the creditors of such Guarantor thereunder.

3.10 Further Acts. Each of the Guarantors hereby covenants and agrees to execute and deliver all such deeds, documents, applications for registration, notices and financing statements and to do all such things as are necessary in order to register and publish the subordinations contained in this Article wheresoever required by the Administrative Agent, the whole at the expense of the Guarantors.

ARTICLE 4

CONTRIBUTION OF GUARANTORS

4.1 Indemnity and Subrogation. In addition to all such rights of indemnity and subrogation as the Guarantors may have under applicable Law (but subject to Section 4.3), the Borrowers agree that in the event a payment shall be made by any Guarantor under this Agreement, the Borrowers (on account of the Guaranteed Obligations) shall indemnify such Guarantor for the full amount of such payment and such Guarantor shall be subrogated to the rights of the Person to whom such payment shall have been made by such Guarantor to the extent of such payment.

4.2 Contribution and Subrogation. Each Guarantor (a “Contributing Guarantor”) agrees (subject to Section 4.3) that, in the event a payment shall be made by any other Guarantor under this Agreement and such other Guarantor (the “Claiming Guarantor”) shall not have been fully indemnified by the Borrowers, as provided in Section 4.1, such Contributing Guarantor shall indemnify the Claiming Guarantor in an amount equal to the amount of such payment by the Claiming Guarantor, multiplied by a fraction of which the numerator shall be the net worth of such Contributing Guarantor on the date it became a party hereto and the denominator shall be the aggregate net worth of all Guarantors on such date. Any Contributing Guarantor making any payment to a Claiming Guarantor pursuant to this Section 4.2 shall be subrogated to the rights of such Claiming Guarantor under Section 4.1 to the extent of such payment.

4.3 Subordination. Notwithstanding any provision of this Agreement to the contrary, all rights of the Guarantors under Sections 4.1 and 4.2 and all other rights of indemnity, contribution or subrogation under applicable Law or otherwise shall be (i) fully subordinated to the

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 11

indefeasible payment in full in cash of the Guaranteed Obligations, and (ii) expressly subject to the provisions and limitations imposed on such rights hereunder. No failure on the part of any Borrower or any Guarantor to make the payments required by Sections 4.1 and 4.2 (or any other payments required under Applicable Law or otherwise) shall in any respect limit the liability of any other Guarantor with respect to its obligations hereunder, and each Guarantor shall remain liable for the full amount of the obligations of such Guarantor hereunder.

ARTICLE 5

ACCESSIONS

5.1 Additional Guarantors. At any time and from time to time, any Restricted Credit Party which is not already a Guarantor may become party to this Agreement in the capacity of a Guarantor provided:

5.1.1	an instrument, in form and substance similar to the one attached hereto as Schedule “C”, shall have been executed by such Person and the Administrative Agent and shall have been delivered to such Person, the Administrative Agent and the Borrowers. The Administrative Agent hereby covenants and agrees not unreasonably to delay, condition, or withhold its execution of the aforesaid instrument; and

5.1.2	that such Person shall have delivered to the Administrative Agent with respect to itself and its entering into and performing its obligations under this Agreement the documents contemplated in Section 10.3 of the Credit Agreement.

5.2 Effective Date. As of and from the effective date stipulated in the instrument referred to in subsection 5.1.1, such Person shall for all purposes be a Guarantor party to this Agreement and shall have all the rights and obligations of a Guarantor under this Agreement and shall be entitled to the benefit of, and be bound by the provisions hereof, to the same extent as if it were an original party hereto and no further consent or action by the Borrowers, the Guaranteed Parties or the Administrative Agent shall be required. Such instrument shall constitute, inter alia, an amendment to this Agreement and more particularly, of Schedule “A” hereof to the extent, and only to the extent, necessary to reflect the addition of such Person as a Guarantor. Promptly after receipt thereof, the Administrative Agent shall deliver to each of the Guaranteed Parties a copy of any instrument received under the terms of this Section 5.2.

ARTICLE 6

TAXES AND OTHER CHARGES

6.1 Payments without Deductions. Each of the Guarantors solidarily agrees to pay to the Guaranteed Parties the Guaranteed Obligations, in principal, interest, fees and accessories, free and clear of and without deduction or withholding for (y) any and all present and future Taxes but excluding however, Taxes imposed upon any Guaranteed Party (any such Guaranteed Party shall be referred to herein as a “Taxed Party”) by the jurisdiction and political subdivision in which it or its relevant lending office may be located or under the Laws of which it may have been constituted that may be imposed from time to time by any jurisdiction (including any

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 12

jurisdiction from which payment is made) in connection with any amount required to be paid to such Taxed Party pursuant to this Agreement or by any jurisdiction with respect to the preparation, execution, delivery, registration, performance, amendment or enforcement of this Agreement (all of the foregoing, other than the excluded items shall be collectively referred to herein as the “Local Taxes”), and (z) any and all present and future Taxes that may be imposed from time to time by any jurisdiction with respect to the payment by any of the Guarantors of or the reimbursement by any of the Guarantors for any Local Taxes (all of the foregoing listed in clauses (y) and (z), other than the excluded items, shall be collectively referred to herein as the “Indemnified Taxes”). In the event that any Taxed Party shall have paid any Indemnified Taxes which, under the terms of this Section 6.1, the Guarantors or any one thereof is obliged to pay, each of the Guarantors covenants and agrees to reimburse, upon demand, such Taxed Party on an after-tax-basis as contemplated in Section 6.2 for the amount of any such Indemnified Taxes so paid by the latter, with interest on such amount as contemplated in this Agreement, and any such reimbursement paid by any Guarantor shall benefit from the provisions of this Section 6.1 and Section 6.2.

6.2 Payments of Additional Amounts. If any of the Guarantors is at any time (x) required by Law to make any deduction or withholding in respect of any Indemnified Taxes from any amount payable under this Agreement or (y) prevented by operation of Law from paying, causing to be paid or reimbursing the payment of any Indemnified Taxes or (z) required to reimburse a Taxed Party for any Indemnified Taxes paid by the latter but which, under the terms hereof, the Guarantors are obliged to pay, each of the Guarantors covenants and agrees to pay such additional amount as may be necessary in order that the net amounts retained by any Taxed Party, after any deduction or withholding, after the deduction of any such Indemnified Taxes not paid, caused to be paid or reimbursed by any Guarantor, after the payment of such Indemnified Taxes by the Taxed Party and after any Taxes imposed on or measured by the net income, profit or capital of the Taxed Party as a result of its receipt of additional amounts hereunder, shall equal the net after-tax amounts which would have been retained by such Taxed Party if any deduction or withholding had not been made, if such Indemnified Taxes had been paid, caused to be paid or reimbursed by any Guarantor, if such Indemnified Taxes had not been paid by the Taxed Party and if no additional amounts had been paid hereunder. Such additional amounts shall be paid (i) in the case of amounts payable as a result of a deduction or withholding from an amount payable under this Agreement, on the date the latter amount is payable, (ii) in the case of amounts payable as a result of the failure by any Guarantor to pay or reimburse such Indemnified Taxes, on the earlier of the date on which such Indemnified Taxes are due and the fifth day following the receipt by the Guarantors of a notice from the Taxed Party that such Indemnified Taxes have been paid by such Taxed Party, (iii) in the case of Indemnified Taxes paid by a Taxed Party and that the Guarantors are obliged to pay, on demand from the Taxed Party and (iv) in the case of amounts payable as a result of Taxes imposed on or measured by the net income, profit or capital of any Taxed Party as a result of its receipt of additional amounts hereunder, on the fifth day following the receipt by the Guarantors of a request therefor by such Taxed Party. Upon request from any Guarantor, the Taxed Party claiming payment of Indemnified Taxes under the provisions of this Section 6.2 shall provide the Borrowers with such information and documentation as such Guarantor may reasonably request.

6.3 Increase in Interest Rates. If any of the Guarantors is prevented by operation of Law from paying or causing to be paid any amount required to be paid by Section 6.2, each of the Guarantors covenants and agrees to pay as additional interest payable under this Agreement, an

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 13

amount equal to such required amount, it being expressly understood and agreed that any such additional interest payment shall be paid on an after-tax-basis as contemplated in Section 6.2 and shall be subject to the provisions of Sections 6.1 and 6.2. Each of the Guarantors, at the request of any Taxed Party, shall sign such documents, deeds and instruments and shall do all such things as such Taxed Party shall reasonably consider useful or necessary to give full force and effect to such increase in the rate of interest.

6.4 Remittances by Taxed Party. With respect to any of such Indemnified Taxes, the Guarantors shall make any required payment thereof within the time allowed under applicable Law and, within 15 days thereafter, shall furnish to the Administrative Agent and any Taxed Party evidence of such payment together with such certificates, receipts and other documents as may be available to establish any Tax credit to which such Taxed Party may be entitled. If such Taxed Party shall determine that it has irrevocably obtained a credit or similar Tax benefit with respect to income Taxes imposed by a jurisdiction in which it or its relevant lending office may be located or under the Laws of which it has been constituted, on the basis of the payment of such Taxes by any of the Guarantors, such Taxed Party shall remit to the relevant Guarantors promptly an amount equal to the amount of such credit or benefit as is, in its discretion, exercised in good faith, equitably allocable to such payment by any of the Guarantors having taken into account all its dealings giving rise to similar credits or benefits in relation to the same Tax period. If such Taxed Party shall determine subsequently that, for any reason, the amount of such credit or benefit has directly or indirectly been reduced, each of the Guarantors covenants and agrees to pay, upon the request of such Taxed Party accompanied by evidence of such reduction, to such Taxed Party an amount equal to the amount of such reduction. All determinations and computations required or permitted by this Section 6.4 shall be made, and all assumptions, methods of allocation and other principles necessary for or related to such determinations and computations shall be made or selected, by such Taxed Party in its sole discretion (exercised in good faith) and shall constitute, in the absence of manifest error, prima facie evidence of the amounts or matters so determined or computed.

6.5 Survival of Agreements. The agreements of the Guarantors under this Article 6 shall survive the payment, observance and performance in full of the Guaranteed Obligations, the cancellation in full of the Facilities.

ARTICLE 7

JUDGMENT CURRENCY

7.1 Conversion Rules. If for the purpose of obtaining or enforcing judgment in any court or for any other purpose hereunder, it is necessary to convert an amount due hereunder in the currency in which it is due (the “Original Currency”) into another currency (the “Second Currency”), the rate of exchange applied shall be the Exchange Rate for conversion of the Original Currency into the Second Currency on the Business Day on which judgment is given or the amount is due, as the case may be.

7.2 Currency Indemnity. Each of the Guarantors agrees that its obligations, in respect of any amounts due from it to the Guaranteed Parties in the Original Currency hereunder shall, notwithstanding any payment or tender, including pursuant to any judgment expressed or payment made in the Second Currency, be discharged only to the extent that, on the Business Day following receipt of any sums so paid or adjudged to be due hereunder in the Second

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 14

Currency, the Administrative Agent, on behalf of the Guaranteed Parties, as the case may be, in accordance with normal banking procedure, may purchase in the Canadian money market or the Canadian foreign exchange market, as the case may be, the Original Currency with the amount of the Second Currency so paid or so adjudged to be due; and, if the amount of the Original Currency so purchased is less than the amount originally due in the Original Currency, each of the Guarantors agrees as a separate and independent obligation and notwithstanding any such payment or judgment to indemnify the Guaranteed Parties against such loss and, if the amount of the Original Currency so purchased is greater than the amount originally due in the Original Currency, the Administrative Agent and the Guaranteed Parties (herein acting and represented by the Administrative Agent) agree, notwithstanding any such payment or judgment, to remit to the relevant Guarantors, on demand, any such excess. The obligation provided for in this Section 7.2 shall not be affected by or merged with any judgment obtained under this Agreement.

ARTICLE 8

SPECIAL PROVISIONS WITH RESPECT TO THE GUARANTEED PARTIES

8.1 Intervention of any Lender into this Agreement. The Administrative Agent does hereby declare that in accordance with the provisions of the Credit Agreement and of any Loan Transfer Agreement which has been or shall be executed from time to time, it has been mandated or shall have its mandate confirmed, as the case may be, by each and every Person who may, at any time and from time to time, become a Lender to act for and on its behalf in the execution of this Agreement and in the assumption and performance of its obligations hereunder in the same manner and to the same extent as though such Person were an original Guaranteed Party thereto. Furthermore, the Guaranteed Parties (herein acting and represented by the Administrative Agent) do hereby acknowledge and agree that the execution and delivery of a Loan Transfer Agreement by the parties referred to therein shall constitute for all purposes of this Agreement, the intervention by such transferee referred to in such Loan Transfer Agreement into this Agreement and such transferee shall have all the benefits created hereunder and shall be bound by all the terms hereof as fully as though it were an original Guaranteed Party hereto.

8.2 Benefit of this Agreement for future Guaranteed Parties. The Guaranteed Parties (herein acting and represented by the Administrative Agent) hereto do hereby expressly acknowledge, declare and agree that the rights, benefits and remedies created and intended to be created at any time and from time to time by this Agreement in favour of the Administrative Agent, are created and intended to be created in favour of the Guaranteed Parties and in favour of the Administrative Agent as administrative agent for such Person or Persons who now are or may, at any time and from time to time, become Guaranteed Parties in the same manner and to the same extent as though each such Person was personally an original Guaranteed Party hereto or a Person specifically named as a beneficiary in this Agreement. In furtherance of the provisions of this Section 8.2, the original Guaranteed Parties (herein acting and represented by the Administrative Agent) hereto do hereby irrevocably mandate the Administrative Agent, for and on their behalf, to confirm to and confer upon each Person who becomes a Guaranteed Party, the benefits of this Agreement and to execute any instrument necessary to evidence same. The acceptance by the Administrative Agent of any Loan Transfer Agreement shall constitute for all purposes of this Agreement the carrying out by the Administrative Agent of the irrevocable mandate given to it under this Section 8.2.

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 15

ARTICLE 9

GENERAL PROVISIONS

9.1 Notices. Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telecopier or hand delivery) at its address and attention set forth with its signature below, or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded.

9.2 Amendments and Waivers. The rights and remedies of the Guaranteed Parties and the Administrative Agent under this Agreement shall be cumulative and not exclusive of any rights or remedies which they would otherwise have and no failure or delay by any one thereof in exercising any right shall operate as a waiver thereof, nor shall any single or partial exercise of any power or right preclude its other or further exercise or the exercise of any other power or right. Any term, covenant, agreement or condition contained in this Agreement may be amended with the consent of the Guarantors, the Borrowers and the Administrative Agent and such amendment shall be binding upon all of the parties hereto and the Guaranteed Parties, or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Administrative Agent and such waiver shall be binding upon all of the parties hereto and the Guaranteed Parties, and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation (whether such amendment is executed or such consent or waiver is given before or after such failure) shall not be construed as a breach of such covenant, condition or obligation.

9.3 Assignments by Lenders. Each of the Guarantors hereby acknowledges that (y) pursuant to the provisions of Section 22.5 of the Credit Agreement, any Guaranteed Party may at any time grant Participations in or enter into Assignments subject to the conditions set forth in Section 22.5 of the Credit Agreement and (z) upon fulfilment of the conditions precedent to Assignment set forth in Section 22.5 of the Credit Agreement, including, without limitation, the execution of a Loan Transfer Agreement, the assigning Guaranteed Party shall be released from its obligations under the terms hereof to the extent of such Assignment and the transferee of such Guaranteed Party, for all purposes, shall be a Guaranteed Party under this Agreement and shall be entitled to the benefits, Rights, Remedies and/or Recourses of such Guaranteed Party under this Agreement to the same extent and in the same manner as if it were an original party hereto and no further consent or action by the Guarantors shall be required. Except as specifically set forth in this Section 9.3, nothing in this Agreement, expressed or implied, is intended to or shall confer on any Person other than the Guaranteed Parties, the Administrative Agent and their respective successors and assigns any benefit or any legal or equitable right, remedy or other claim under this Agreement.

9.4 Compensation and Set-Off

9.4.1	In addition to any right now or hereafter granted under applicable Law and not by way of limitation of any such rights:

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 16

9.4.1.1	upon the occurrence and during the continuance of an Event of Default, each Guaranteed Party is hereby authorized by each Guarantor, at any time and from time to time, without notice to any Guarantor or to any other Person, any such notice being hereby expressly waived, to effect compensation, to set-off and to appropriate and to apply any and all deposits (general or special, time or demand, including Indebtedness evidenced by certificates of deposit, in each case whether matured or unmatured), and any other Indebtedness at any time held or owing by such Guaranteed Party to or for the credit or the account of any Guarantor against and on account of the Guaranteed Obligations, irrespective of whether or not the Administrative Agent shall have made any demand hereunder and although said obligations and liabilities, or any of them, shall be contingent or unmatured;

9.4.2	For the purposes of the application of this Section 9.4, the Guarantors and the Guaranteed Parties (herein acting and represented by the Administrative Agent) agree that the benefit of any term applicable to any Guaranteed Party’s deposit, credit indebtedness, liability or obligation referred to in this Section 9.4 shall be lost immediately before the time when such or Guaranteed Party shall exercise its rights under this Section 9.4 in respect of such deposit, credit indebtedness, liability or obligation of such Guaranteed Party.

9.4.3	Furthermore, in the exercise of its rights under this Section 9.4, where any Indebtedness of either of any Guaranteed Party to any Guarantor is not outstanding in the same currency as the Indebtedness of such Guarantor to such Guaranteed Party, then such Guaranteed Party may effect all currency conversions with respect to any such Indebtedness as it considers appropriate in accordance with its normal practices by using its own rate of exchange in effect on the Business Day preceding that on which it exercised its rights under this Section 9.4.

9.5 No Duty to Disclose. Each of the Guarantors hereby acknowledges that it is presently, and covenants that it will keep itself at any time and from time to time, fully informed of the financial condition of the Borrowers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of non-payment of the Guaranteed Obligations. Each of the Guarantors hereby agrees that none of the Guaranteed Parties and the Administrative Agent shall have any duty to disclose or report to any of the Guarantors any information now or hereafter known to them, relating to the business, assets, liabilities, financial position, results of operations or status of the Borrowers’ performance of their obligations under the Operative Documents.

9.6 Limitation on Interest. The Guaranteed Parties and each of the Guarantors intend to fully comply with all applicable Laws limiting the amount of interest which may be contracted for, charged or received, and so in the event that any portion of the payments required hereunder from any of the Guarantors is determined to be interest, such payments shall be automatically limited to the portion thereof which, after taking into account all other interest contracted for, charged or received, shall not exceed the limit prescribed by applicable Law, and in the event the

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 17

Guaranteed Parties shall have received any such amounts determined to be interest in excess of the amount permitted hereunder, the Guaranteed Parties shall apply such excess amounts to the other obligations of the Guarantors hereunder which do not constitute interest and shall return to the Guarantors any portion of the excess not so applied.

9.7 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

9.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

9.9 Entire Agreement. With respect to the obligations of the Guarantors hereunder, this Agreement constitutes the entire agreement among the parties hereto.

9.10 Assignments by the Guarantors. The rights of the Guarantors hereunder are declared to be purely personal and may therefore not be assigned or transferred, nor can any Guarantor assign or transfer any of its obligations, any such assignment being null and void insofar as the Guaranteed Parties are concerned.

9.11 Expenses. The Guarantors solidarily agree to pay all duly documented reasonable out-of pocket costs and expenses, including reasonable attorneys’ fees, which may be incurred by the Guaranteed Parties, the Administrative Agent or any one thereof in any effort to collect or enforce any of their obligations hereunder. The obligations of the Guarantors under this Section 9.11 be subject to each of the limitations and conditions contained in Section 13.9 of the Credit Agreement which shall apply to this Section 9.11 mutatis mutandis.

9.12 Acknowledgment. Each of the Guarantors hereby acknowledges that it has received and taken cognizance of an original executed copy of the Credit Agreement, this Agreement and the other Operative Documents and is familiar with all the provisions thereof.

ARTICLE 10

FORMAL DATE

10.1 Formal Date. For the purpose of convenience, this Agreement may be referred to as bearing formal date of ●●, 2012 irrespective of the actual date of its execution.

ARTICLE 11

LANGUAGE

11.1 English Language. The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language.

GUARANTEE AND SUBORDINATION AGREEMENT–PAGE 18

11.2 Langue Anglaise. Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise.

GUARANTEE AND SUBORDINATION AGREEMENT

IN WITNESS WHEREOF, the parties hereto have signed this Agreement.

CGI GROUP INC.
as Cdn Borrower and Guarantor

Per:

and Per:

Address:	1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

3955338 CANADA INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CDSL CANADA LIMITED
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CENTRE DE SERVICES DE PAIE CGI INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI FEDERAL INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI GROUP HOLDINGS EUROPE LIMITED
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI GROUP HOLDINGS USA INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS
(NEDERLAND) B.V.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS (U.K.)
LIMITED
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS
ESPANA S A
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS II
LUXEMBOURG S.à r.l
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI INFORMATION SYSTEMS AND
MANAGEMENT CONSULTANTS
LUXEMBOURG S.à r.l
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI LIMITED PARTNERSHIP 2005, by its
general partner, 9160-7697 QUÉBEC INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI SYSTEMS MANAGEMENT, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CGI TECHNOLOGIES AND
SOLUTIONS INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

CONSEILLERS EN GESTION ET
INFORMATIQUE CGI INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

OBERON ASSOCIATES, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY ASSOCIATES, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY GLOBAL HOLDINGS, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY GLOBAL, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

STANLEY, INC.
as Guarantor

Per:

and Per:

Address:	c/o CGI GROUP INC.
1130 Sherbrooke Street West
7th Floor
Montreal, Quebec
H3A 2M8
To the attention of:	Executive Vice-President and Chief Financial Officer
Telecopier:	(514) 841-3299

GUARANTEE AND SUBORDINATION AGREEMENT

NATIONAL BANK OF CANADA
AS ADMINISTRATIVE AGENT

Per:

and Per:

Address:	National Bank of Canada
1155 Metcalfe Street
5th floor
Montreal, Quebec H3B 4S9
Attention :	Manager
Telecopier:	(514) 390-7860

SCHEDULE A—PAGE 1

GUARANTEE AND SUBORDINATION AGREEMENT

SCHEDULE “A”

GUARANTORS

CGI GROUP INC.

3955338 CANADA INC.

CDSL CANADA LIMITED

CENTRE DE SERVICES DE PAIE CGI INC.

CGI FEDERAL INC.

CGI GROUP HOLDINGS EUROPE LIMITED

CGI GROUP HOLDINGS USA INC.

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (NEDERLAND) B.V.

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (U.K.) LIMITED

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS ESPANA S A

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS II LUXEMBOURG S.à r.l

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS INC.

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS LUXEMBOURG S.à r.l

CGI LIMITED PARTNERSHIP 2005

CGI SYSTEMS MANAGEMENT, INC.

CGI TECHNOLOGIES AND SOLUTIONS INC.

CONSEILLERS EN GESTION ET INFORMATIQUE CGI INC.

OBERON ASSOCIATES, INC.

STANLEY ASSOCIATES, INC.

STANLEY GLOBAL HOLDINGS, INC.

STANLEY GLOBAL, INC.

STANLEY, INC.

SCHEDULE B—PAGE 1

GUARANTEE AND SUBORDINATION AGREEMENT

SCHEDULE “B”

DEFINITIONS

“Claiming Guarantor” shall have the meaning ascribed to it in Section 4.2;

“Contributing Guarantor” shall have the meaning ascribed to it in Section 4.2;

“Credit Agreement” shall have the meaning ascribed to it in the first preamble paragraph hereof;

“Disgorged Amount” shall have the meaning ascribed to it in Section 2.13;

“Disposed”, “Dispose” or “Disposition” means any realization or sale, liquidation, transfer, lease, alienation, the exercise of any right of set-off, compensation or appropriation of any deposits or credits, the collection of any claim, the creation of any Lien or any other disposition of the whole or any part of the property and assets of any of the Guarantors, as the case may be, by private agreement, call for tenders, public auction, judicial sale or any other type of sale having eventually the same effects as a judicial sale, sale by judicial authority or otherwise;

“Guaranteed Obligations” shall mean:

1.	with respect to any Guarantor other than the Borrowers, the Obligations, whether or not such Obligations are for the payment of money or the performance or non-performance of any act and whether or not such obligations arise or accrue before or after the occurrence of any Event of Default with respect to any of the Restricted Credit Parties (including without limitation any interest accrued on such obligations after the occurrence of any such Event of Default);

2.	with respect to the Cdn Borrower, the Obligations (other than the Cdn Revolving Loans and the Term Loans, and interest and fees payable with respect thereto), whether or not such Obligations are for the payment of money or the performance or non-performance of any act and whether or not such obligations arise or accrue before or after the occurrence of any Event of Default with respect to any of the Restricted Credit Parties (including, without limitation any interest accrued on such obligations after the occurrence of any such Event of Default); and

3.	with respect to each US Borrower, the Obligations (other than the US Revolving Loans, and interest and fees payable with respect thereto) whether or not such Obligations are for the payment of money or the performance or non-performance of any act and whether or not such obligations arise or accrue before or after the occurrence of any Event of Default with respect to any of the Restricted Credit Parties (including, without limitation any interest accrued on such obligations after the occurrence of any such Event of Default);

“Guaranteed Parties” refers collectively to:

1.	the Initial Lenders;

2.	any Person who may, at any time and from time to time, become a Lender under the terms of the Credit Agreement;

SCHEDULE B—PAGE 2

GUARANTEE AND SUBORDINATION AGREEMENT

3.	the Initial Lenders, any such Persons referred to in clause 2 above and any Affiliates thereof who may, at any time and from time to time, be a counterparty to any ISDA Contracts; and

4.	the Administrative Agent;

and, in each case, which has not ceased to be a party to the Credit Agreement in accordance with the provisions thereof;

“Guarantors”, as at any time, refers collectively to:

1.	any Person whose name is set forth in Schedule “A” hereto; and

2.	any other Person who, as such time, has become a party hereto in the capacity of a Guarantor pursuant to the provisions of Section 5.1.

and, “Guarantor” refers to any one thereof;

“Indemnified Taxes” shall have the meaning ascribed to it in Section 6.1;

“Initial Lenders” means the Persons named as Lenders initially set forth in Schedule “A” to the Credit Agreement;

“Local Taxes” shall have the meaning ascribed to it in Section 6.1;

“Original Currency” shall have the meaning ascribed to it in Section 7.1;

“Proceeding” refers to the making by any Person of an assignment for the benefit of creditors, the filing or consenting to the filing by any such Person of a petition in bankruptcy, a proposal or a notice of intention under the Bankruptcy and Insolvency Act (Canada) or any other equivalent Law of any other jurisdiction, an adjudication of insolvency or bankruptcy with respect to any such Person, the petitioning or application to any tribunal by any such Person for any receiver, trustee, liquidator or sequestrator of, or for any substantial portion of its property; or the commencement by any such Person of any proceeding relating to it or its property or any substantial portion thereof under any reorganization, arrangement, readjustment, composition or liquidation Law of any jurisdiction, whether now or hereafter in effect;

“Second Currency” shall have the meaning ascribed to it in Section 7.1;

“Secured Party Liens” shall have the meaning ascribed to it in Section 3.3;

“Subordinated Documents” shall have the meaning ascribed to it in Section 3.4;

“Subordinated Indebtedness” with respect to any Guarantor, means all Indebtedness, present and future, of each of the other Guarantors, to such Guarantor, whether contracted directly or resulting from the process of legal or conventional subrogation or assignment, in principal, interest, fees and accessories;

“Subordinated Liens” shall have the meaning ascribed to it in Section 3.3;

SCHEDULE B—PAGE 3

GUARANTEE AND SUBORDINATION AGREEMENT

“Taxed Party” shall have the meaning ascribed to it in Section 6.1; and

“this Agreement”, “this Guarantee”, “this “Guarantee and Subordination Agreement”, “these presents”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this guarantee and subordination agreement and include any and every deed or instrument which is supplemental or ancillary hereto or in implementation hereof, the whole as same may be amended, supplemented or restated at any time and from time to time.

SCHEDULE C—PAGE 1

GUARANTEE AND SUBORDINATION AGREEMENT

SCHEDULE “C”

ACCESSION CERTIFICATE for a guarantor

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Gentlemen:

We refer you to the guarantee and subordination agreement entered into as of                             , 2012 among, inter alios, National Bank of Canada, as Administrative Agent, CGI Group Inc., as Cdn Borrower and Guarantor, and the other Guarantors set forth in Schedule “A” thereto from time to time (the said agreement, as may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Guarantee and Subordination Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning ascribed to them, directly or by reference, from time to time in the Guarantee and Subordination Agreement.

Pursuant to the provisions of Section 5.1 of the Guarantee and Subordination Agreement, we hereby notify you of our desire to become a party to the Guarantee and Subordination Agreement as a Guarantor, such accession thereto shall be effective as of and from Note 1. In that regard, you will find attached hereto the documents contemplated in subsection 5.1.2 of the Guarantee and Subordination Agreement.

We hereby acknowledge and agree that as of and from Note 1, we shall for all purposes of the Guarantee and Subordination Agreement, be a Guarantor and party to the Guarantee and Subordination Agreement and shall have all the rights and obligations of a Guarantor under the Guarantee and Subordination Agreement and shall be entitled to the benefit of, and be bound by the provisions thereof, to the same extent as if we were an original party thereto.

Furthermore, we hereby acknowledge having taken cognizance (y) of the Guarantee and Subordination Agreement and consent and agree to be bound by the terms and conditions thereof to the same extent as if we were an original party thereto, and (z) of the Credit Agreement and the other Operative Documents and hereby accept the terms and conditions of each one thereof.

This instrument shall, for all purposes, constitute our intervention into the Guarantee and Subordination Agreement.

We would ask you to kindly confirm your acceptance of the foregoing by executing the enclosed duplicate copy hereof and delivering same to the Persons to whom these presents must be

SCHEDULE C—PAGE 2

GUARANTEE AND SUBORDINATION AGREEMENT

delivered in accordance with the provisions of Section 5.1 of the Guarantee and Subordination Agreement.

Dated:
Note 2

Per:

and Per:

CONFIRMATION

Relying upon the foregoing and the representations and warranties made by Note 2, National Bank of Canada, in its capacity as Administrative Agent for and on behalf of the Guaranteed Parties, accept the foregoing and as of and from Note 1, Note 2 shall, for all purposes of the Guarantee and Subordination Agreement, be a Guarantor as if it were an original party thereto.

Dated:
NATIONAL BANK OF CANADA, AS ADMINISTRATIVE AGENT

Per:

and Per:

Notes:

1. Insert the effective date as of which such Person shall become party to the Guarantee and Subordination Agreement.

2. Insert the full name of the Person requesting to accede to the Guarantee and Subordination Agreement.

SCHEDULE E—PAGE 1

CREDIT AGREEMENT

SCHEDULE “E”

GUARANTOR’S CERTIFICATE

I, the undersigned,                                                      ,                                                       of                                                               (the “Company”), am delivering this Certificate in connection with (i) a £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”) and (ii) the Guarantee Agreement (as such expression is defined in the Credit Agreement) to which the Company is a party as a guarantor (which agreement, as same may be amended, supplemented, restated or otherwise modified from time to time is hereinafter referred to as the “Guarantee”).

For purposes of this Certificate, I have performed the following procedures as of and for the periods set forth below:

1.	I have reviewed the financial statements of the Company for the period ending on .

2.	I have made all inquiries reasonably required to be able to give this Certificate knowledgeably.

3.	Based on the foregoing, in my capacity as of the Company and not personally, I hereby certify that, to the best of my knowledge, after giving effect to the Guarantee and the Loans contemplated under the Credit Agreement, and treating as assets of the Company the indemnity payments and contributions from any other Restricted Credit Party to which the Company would be entitled under the Guarantee, it is my opinion that (a) the Fair Value and Present Fair Saleable Value of the assets of the Company exceed its Stated Liabilities and Identified Contingent Liabilities; (b) the Company Does not have Unreasonably Small Capital; and (c) the Company will be able to pay its respective Stated Liabilities and Identified Contingent Liabilities as they mature or otherwise become payable.

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, the capitalized words and expressions used herein shall have the same meaning as that ascribed to them in the Credit Agreement.

For purposes of this Certificate, the following terms shall have the following meanings:

A.	“Fair Value” shall mean the amount at which the assets, in their entirety, of the Company would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

SCHEDULE E—PAGE 2

CREDIT AGREEMENT

B.	“Present Fair Saleable Value” shall mean the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Company are sold with reasonable promptness in an arms-length transaction under normal selling conditions for the sale of comparable business enterprises.

C.	“Stated Liabilities” shall mean the recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Company as of ● [INSERT LAST DATE OF MOST RECENTLY ENDED FISCAL YEAR], after giving effect to the initial Loans under the Credit Agreement, determined in accordance with GAAP.

D.	“Identified Contingent Liabilities” shall mean the maximum estimated amount of liabilities reasonably likely to result from pending litigation, asserted claims and assessments, guarantees, uninsured risks and other contingent liabilities of the Company after giving effect to the transactions contemplated by the Credit Agreement (including all fees and expenses related thereto but exclusive of such contingent liabilities to the extent reflected in Stated Liabilities), as identified and explained in terms of their nature and estimated magnitude by responsible officers of the Company.

E.	“Will be able to pay its Stated Liabilities, including Identified Contingent Liabilities, as they mature” shall mean that for the period from the date hereof through the date the Stated Liabilities and Identified Contingent Liabilities may mature or otherwise become payable, the Company will have sufficient assets and cash flow to pay its respective Stated Liabilities and Identified Contingent Liabilities as those liabilities mature or otherwise become payable.

F.	“Does not have Unreasonably Small Capital” shall mean that the Company, after giving effect to the incurrence of the Guaranteed Obligations (as such term is defined in the Guarantee) is a going concern and has sufficient capital to ensure that it will continue to be a going concern and to remain a going concern.

IN WITNESS WHEREOF, I have hereunto set our hand this                                                   day of                                                  , 201__.

Name: Title:

SCHEDULE F – PAGE 1

CREDIT AGREEMENT

SCHEDULE “F”

CORPORATE STRUCTURE

(SECTION 12.20 OF THE CREDIT AGREEMENT)

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
3955338 CANADA INC.	Canada Business Corporations Act (CBCA)	Restricted subsidiary	CGI Group Inc. 37,190,480 Common shares - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

4246641 CANADA INC.	Canada Business Corporations Act (CBCA)		CGI Group Inc. 1,000 Class A - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

9160-7697 QUÉBEC INC.	Business Corporations Act (Quebec)		CGI Group Inc.- 100 Common - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

ACCOUNTS RECEIVABLE AUTOMATED SOLUTIONS INC.	General Corporation Law (Delaware)		CGI Technologies and Solutions Inc. - 5,100 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

AMS MANAGEMENT SYSTEMS BRASIL LTDA	Brazil		CGI Technologies and Solutions Inc. - 96,000 quotas - 100%	Av. Cidade Jardim, 377 - S/L, room I, 01453-900 Sao Paulo, SP Brazil	Nil

AMS MANAGEMENT SYSTEMS UK LIMITED	Companies Act 1985 (England)		CGI Technologies and Solutions Inc. -750,102 shares - 100%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

CDSL CANADA LIMITED	Canada Business Corporations Act (CBCA)	Restricted subsidiary	CGI Information Systems and Management Consultants Inc.- 8,000,000 Class A - 100%	1900 Albert Street, Regina, Saskatchewan, Canada, S4P 4K8	Nil

CENTRE DE SERVICES DE PAIE CGI INC.	Business Corporations Act (Quebec)	Restricted subsidiary	Conseiller en gestion et informatique CGI Inc. -11,645,044 common and 100 Preferred Class A - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

SCHEDULE F – PAGE 2

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI BRASIL LTDA	Brazil		CGI Information Systems and Management Consultants Inc. - 2,305,247 quotas - 99% / Conseillers engestion et informatique CGI Inc. 1 quota - 1%	Rua do Rócio, No 291, conjunto 41 - parte, Edificio Atrium III, Sao Paulo - SP	Nil

CGI FEDERAL INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Technologies and Solutions Inc. - 100 Common Stock - 100%	2711 Centerville Road, Wilmington, Delaware, USA, 19808	Nil

CGI GROUP HOLDINGS EUROPE LIMITED	Companies Act 1985 (England)	Restricted subsidiary	3955338 Canada Inc. - 5,800 Ordinary - 89.3% / CGI LIMITED Technologies and Solutions Inc. - 100 “A” Preference / CGI technologies and Solutions Inc. - 100 “B” Preference / CGI Technologies and Solutions Inc. 100 “C” Preference / CGI Technologies and Solutions Inc. - 100 “D” Preference / CGI Technologies and Solutions Inc. - 100 “E” Preference / CGI Technologies and Solutions Inc. - 100 “F” Preference - 9.2 % AMS Management Systems U.K. Limited - 100 “G” Preference -1.5%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

SCHEDULE F – PAGE 3

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI GROUP HOLDINGS USA INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Group Inc. - 5,012 shares of common stock - 100%	2711 Centerville Road, Wilmington, Delaware, USA, 19808	Nil

CGI HUNGARY SOFTWARE SZOLGALTATO ES TANACSADO KFT.	Companies Act (Act 4 of 2006) Hungary		CGI Information Systems and Consultants Luxembourg S.à.r.l. - 1 quota with face value of USD 50,043 and 1 quota with face value of USD 50,903 (capital increase in the course of a conditional capital reduction) - 100%	H-2724 Újlengyel, Petöfi S. u. 40, Hungary	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (AUSTRALIA) INTERNATIONAL PTY LTD	Corporations Act (Australia)		CGI Information and Management Consultants (Australia) Pty Ltd - 5,000 ordinary shares - 100%	Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (AUSTRALIA) PTY LTD	Corporations Act (Australia)		CGI Technologies and Solutions Inc. - 2,500,002 shares - 100%	Level 53, Governor Phillip Tower, 1 Farrer Place, Sydney NSW 2000, Australia	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (BELGIQUE) SA	Belgium		CGI Group Holdings Europe Limited -17,499 shares - 99.995% -CGI Technologies and Technologies Inc. - 1 share -0,005%	Avenue du Boulevard 21, box 26, Brussels 1210, Belgium	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (DEUTSCHLAND) GMBH	Germany		CGI Group Holdings Europe Limited-1 share in nominal amount of DM 1,550,000,00 - 100%	Heerdter Loweg, 35, Düsseldorf 40549, Germany	Nil

SCHEDULE F – PAGE 4

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (NEDERLAND) B.V.	Netherlands	Restricted subsidiary	CGI Group Holdings Europe limited - 400 shares - 100%	Prinses Batrixlann 614, 2595 BM ‘s- Gravenhage, The Netherlands	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (NEW YORK) INC.	New York Statutes (New York)		CGI Technologies and Solutions Inc. - 100 Common stock - 100%	CT Corporation System, 111 Eighth Avenue, New York, NY, USA, 10011	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (POLSKA) SP.Z.O.O	Poland		CGI Group Holdings Europe Limited - 80 indivisible shares of equal value of PLN 625 each - 100%	Warsaw Towers, 10th Floor, ul. Sienna 39, Warsaw 00-121, Poland	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (SUISSE) SA	Switzerland		CGI Group Holdings Europe Limited - 100,000 shares - 3% / CGI Information Systems and Management Consultants (Deutschland) GmbH - 2’800’000 shares - 97%	Wiesenstrasse 10, P.O. Box 1073, 8032 Zurich, Switzerland	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (U.K.) LIMITED	Companies Act 1985 (England)	Restricted subsidiary	IMRglobal Limited - 1,825 shares- 18.25% / Intuitive Systems Limited - 2,424 shares - 24.24% / Intuitive Group Limited -216 shares - 2.16% / CGI group Holdings Europe Limited - 5,535 shares 55.35%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

SCHEDULE F – PAGE 5

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS ESPANA S A	Spain	Restricted subsidiary	CGI Information Systems and Management Consultants (Nederlands) B.V. - 10,000 bearer shares -100%	Avenida de Europa, 24 Edificio Torona B, Parque Empresarial “La Moraleja”, Alcobendas, Madrid 28108 Spain	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS HOLDING SAS	French Commercial Code, arts 227.1 to 227.30 (France)		CGI Group Holdings Europe Limited - 625,000 common -Par value 16 euros) 100%	20 Avenue de l’Opéra, 75001 Paris	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS II LUXEMBOURG S.à r.l	Incorporation Act (Luxembourg)	Restricted subsidiary	CGI Information Systems Management Consultants Inc. - 30,000 ordinary shares and 7,500,000 MRPS - 100%	6C, Parc d’Activités Syrdall L-5365 Munsbach Luxembourg	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS INC.	Canada Business Corporations Act (CBCA)	Restricted subsidiary	CGI Group Inc.- 11,923 Class A (Voting) / 1,000 Class C (non-voting) / 1,000 Class D (non-voting) / 1 Class E (non-voting) / 100% - Conseillers engestion et informatique CGI Inc. - 1,000 Class I share and 100 Class G (non-voting) – Cognicase Electronic Business Solutions Inc. 23,023,785 Preferred (non-voting)	125 Commerce Valley Drive West, Markham, Ontario, Canada, L3T 7W4	Nil

SCHEDULE F – PAGE 6

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS LUXEMBOURG S.à.r.l	Incorporation Act (Luxembourg)	Restricted subsidiary	CGI Information Systems Management Consultants Inc. - 29,664 Ordinary shares and 5,507,292 Convertible ordinary shares - 98.88% /Conseillers en gestion et informatique CGI Inc. -336 Ordinary shares and 62,155 Convertible ordinary shares - 1.12%	10 rue de Reims L- 2417 Luxembourg	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS M.K. LIMITED	Companies Act 1985 (England)		CGI Information Systems and Management Consultants (U.K.) Limited - 48,700,000 shares - 100%	Burystead Court, Caldecotte Lake Drive, Caldecotte, Milton Keynes Buckinghamshire, UK, MK7 8ND	Nil

CGI INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS PRIVATE LIMITED	Indian Companies Act, 1956 (Karnatakam India)		CGI Technologies and Solutions Inc. - 579,319 Equity shares - 100% / CGI Group Inc. (as nominee for CGI Technologies and Solutions Inc.) 1 equity share	E.City, Tower 2, No. 95/1 & 95/2, Electronic City Phase I (West), Bangalore, 560100, India	Nil

CGI INFORMATION TECHNOLOGY SERVICES PRIVATE LIMITED	Indian Companies Act, 1956 (Karnatakam India)		CGI Group Inc. 9999 Equity shares - 100% / CGI Information Systems and Management Consultants Inc. (as nominee for CGI group Inc. ) 1 equity share	E.City, Tower 2, No. 95/1 & 95/2, Electronic City Phase I (West), Bangalore, 560100, India	Nil

SCHEDULE F – PAGE 7

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
CGI ISMC INSURANCE COMPANY LIMITED	Companies Act Cap. 308 of the Laws of Barbados (Barbados)		CGI Group Inc. 1,000 Common - 100%	Whitepark House, White Park Road, Bridgetown, Barbados	Nil

CGI ITALIA SRL	Italy		Conseillers en gestion et informatique CGI SAS - 100 shares - 100%	Corso di Porta Vigentina, 35, 20122 Milano, Italy	Nil

CGI LIMITED PARTNERSHIP 2005	Quebec Civil Code (Quebec)	Restricted subsidiary	CGI Goup Inc.- 6,000,999 units - 99.9% / 9160- 7697 Quebec Inc. -1 Unit -0.01%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

CGI SYSTEMS MANAGEMENT, INC.	Florida Business Corporations Act (Florida)	Restricted subsidiary	CGI Technologies and Solutions Inc. - 100 Common Stock - 100%	100 North Tampa Street, Suite 4100, Tampa, Florida, USA, 33602	Nil

CGI TECHNOLOGIES AND SOLUTIONS INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Group Holdings USA Inc. - 100 Common - 100%	2711 Centerville Road, Wilmington, Delaware, USA, 19808	Nil

CGI TECHNOLOGIES AND SOLUTIONS MÉXICO, S.A. DE C.V.	General Commercial Corporations Law (Mexico)		CGI Technologies and Solutions Inc. 6,450 shares - 100%	Gabriel Mancera 1041, Colonia del valle, Mexico, DF 03100	Nil

CGI URUGUAY SA	Uruguay		CGI Information Systems and Management Consultants Inc,. - 300,000 shares - 100%	Plaza Independacia 811, Montevideo, Uruguay	Nil

CGIISMC - SISTEMAS DE INFORMAÇÃO E CONSULTORIA DE GESTÃO, UNIPESSOAL, LDA	Portugal		AMS Management Systems U.K. Limited - 100%	Rua Tomás da Fonseca, Torres de Lisboa, Torre G- 12, Lisbon N/A, Portugal 1600-209	Nil

CGIISMC INFORMATION SYSTEMS AND MANAGEMENT CONSULTANTS (SVERIGE) AB	Sweden		CGI Group Holdings Europe Limited - 1,000 shares - 100%	Linnegatan 89E, 115 23, Stockholm, Sweden	Nil

SCHEDULE F – PAGE 8

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
COGNICASE ELECTRONIC BUSINESS SOLUTIONS INC.	Canada Business Corporations Act (CBCA)		CGI Group Inc. - 27,210,052 Common Class A (voting) and 705,616 Class B Series 1 (non-voting) - 100%	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

CONSEILLERS EN GESTION ET INFORMATIQUE CGI INC.	Business Corporations Act (Quebec)	Restricted subsidiary	CGI Group Inc. - 10,031 common voting / 32,200 Class C Preferred / 100 Class E Preferred / 1,000 Class F Preferred / 165,752 Class G Preferred/ 1,000 Class H Preferred - 100% - CGI Information Systems and Management Consultants Inc. - 101,346 Class A Preferred and 100 Class D preferred (non-voting)	1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8	Nil

CONSEILLERS EN GESTION ET INFORMATIQUE CGI SAS	French Commercial Code, arts 227.1 to 227.30 (France)		CGI Information Systems and Management Consultants Holdings SAS - 235,500 shares (14euros) - 100%	20 Avenue de l’Opéra, 75001 Paris	Nil

GOVERNMENT SECURE SOLUTIONS CGI INC.	Delaware General Corporation Law			2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

SCHEDULE F – PAGE 9

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
IMRGLOBAL LIMITED	Companies Act 1985 (England)		CGI Information Systems and Management Consultants Private Limited - 666,670 ordinary shares - 25% / CGI Group Holdings Europe Limited - 2,000,000 ordinary shares - 75%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

INTUITIVE GROUP LIMITED	Companies Act 1985 (England)		IMR Global Limited - 5,057,942 Ordinary 0.10 euros	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

INTUITIVE SYSTEMS LIMITED	Companies Act 1985 (England)		IMRGlobal Limited - 399,230 Ordinary shares - 100%	Broadlands House, Primett Road, Stevenage SG1 3EE	Nil

LOYALTECH DO BRASIL LTDA	Brazil		CGIISMC Sistemas de informacao e consultoria de gestao Unipessoal - LDA- 9,900 ordinary - 99.9% / Joao Manoel Pinto da Cunha Rosa - 100 ordinary	Rua do Rócio, No 291, conjunto 41 - parte, Edificio Atrium III, Sao Paulo - SP	Nil

OKLAHOMA ACQUISITION CORP.	Delaware General Corporation Law		Stanley, Inc. – 1000 Common – 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

OBERON ASSOCIATES, INC.	Virginia	Restricted subsidiary	Stanley, Inc. - 100 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY ASSOCIATES, INC.	Domestic business Corporation (DC)	Restricted subsidiary	Stanley, Inc. - 1,000 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

SCHEDULE F – PAGE 10

CREDIT AGREEMENT

NAMES	LAWS AND JURISDICTIONS OF ORGANIZATION	WHETHER RESTRICTED SUBSIDIARY AND OBLIGATIONS GUARANTEED IF LESS THAN ALL THE OBLIGATIONS	OWNERSHIP OF THE VOTING CAPITAL STOCK AND % OF OWNERSHIP	HEAD OFFICE	OPTIONS
STANLEY GLOBAL HOLDINGS, INC.	General Corporation Law (Delaware)	Restricted subsidiary	Stanley, Inc. - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY GLOBAL, INC.	General Corporation Law (Delaware)	Restricted subsidiary	Stanley Global Holdings, Inc. - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY, INC.	General Corporation Law (Delaware)	Restricted subsidiary	CGI Federal Inc. - 1,000 Common - 100%	2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

STANLEY ASSOCIATES (DEUTSCHLAND) GMBH	Germany		Stanley Associates, Inc.-1 share of 1,000€ and 1 share of 24,000€	Niederkasseler Lohweg 175, Düsseldorf 40547, Germany	Nil

TECHRIZON, LLC	Domestic Limited Liability Company - Oklahoma			2711 Centerville Road, Suite 400, Wilmington, Delaware, 19808 USA	Nil

SYMMETRICS GMBH	Germany		4 shares of 1,250€ and 4 shares of 5,000 €	Wöhlerstr 42, 30163 Hannover, Germany	Nil

The chief executive office of each Subsidiary of the Cdn Borrower is located at 1130 Sherbrooke Street West, 7th Floor, Montreal, Quebec, Canada, H3A 2M8.

SCHEDULE G – PAGE 1

CREDIT AGREEMENT

SCHEDULE “G”

LOAN PRICING CORPORATION DISCLOSURE

Recommended Data Fields – At Close

The items highlighted in bold are those that Loan Pricing Corporation (LPC) deem essential. The remaining items are those that LPC has seen become more prominent over time as transparency has increased in the U.S. Loan Market.

Company Level	Deal Specific	Facility Specific
Issuer Name	Currency/Amount	Currency/Amount
Location
Date Type
SIC (Cdn)	Purpose	Purpose
Identification Number(s)	Sponsor	Tenor
Revenue	Financial Covenants	Term Out Option
Expiration Date
	Target Company	Facility Signing Date
*Measurement of Risk	Assignment Language	Pricing
S&P Sr. Debt	Law Firms	Base
Rate(s)/Spread(s)/BA/LIBOR
S&P Issuer	MAC Clause	Initial Pricing Level
Moody’s Sr. Debt	Springing lien	Pricing Grid (tied to, levels)
Moody’s Issuer	Cash Dominion	Grid Effective Date
Fitch Sr. Debt	Mandatory Prepays	Fees
Fitch Issuer	Restrct’d Payments (Neg Covs)	Participation Fee (tiered
also)
S&P Implied
(internal assessment)	Other Restrictions	Commitment Fee
DBRS
Other Ratings		Annual Fee
*Industry Classification		Utilization Fee
Moody’s Industry		LC Fee(s)
S&P Industry		BA Fee
Parent		Prepayment Fee
Financial Ratios		Other Fees to Market
Security
Secured/Unsecured
Collateral and Seniority of
Claim
Collateral Value
Guarantors
Lenders Names/Titles
Lender Commitment ($)
Committed/Uncommitted
Distribution method

SCHEDULE G – PAGE 2

CREDIT AGREEMENT

Amortization Schedule Borrowing Base/Advance Rates New Money Amount
Country of Syndication Facility Rating (Loss given default)
S&P Bank Loan Moody’s Bank Loan Fitch Bank Loan DBRS Other Ratings

*	These items would be considered useful to capture from an analytical perspective

SCHEDULE H – PAGE 1

CREDIT AGREEMENT

SCHEDULE “H”

ACQUISITION CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

I refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection 14.6.4 of the Credit Agreement in connection with [Insert details of the acquisition] (the “Acquisition”).

I, the undersigned,                     ,                      of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	The covenant analysis and information set forth in Appendix I hereto are true and correct as of the date of this Acquisition Certificate and establish compliance with the Ratios on a Pro Forma Basis as at the end of [Insert relevant quarter end], after giving pro forma effect to the occurrence of the Acquisition.

SCHEDULE H – PAGE 2

CREDIT AGREEMENT

Signed at                         , this                          day of                         , 201        .

Name:
Title:

SCHEDULE H – PAGE 3

CREDIT AGREEMENT

APPENDIX I

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	➢ Debt (as hereinbelow calculated)	$

	➢ EBITDA (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDA =

(cannot exceed 3.00:1.00 or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	➢ EBITDAR	$

	➢ Interest Expense	$

	➢ Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the
Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE H – PAGE 4

CREDIT AGREEMENT

II.			CALCULATION OF DEBT

	i	)	Indebtedness for borrowed money	$

plus	ii	)	deferred purchase price of goods and

			services	$

plus	iii	)	Negative Value of Derivative

			Instruments that exceeds $20,000,000	$

plus	iv	)	amount of any Securitization Program	$

plus	v	)	obligations secured by Liens	$

plus	vi	)	Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii	)	deferred credit on Customer Contracts	$

plus	viii	)	B/A’s, letters of credit , letters of

			guarantee	$

plus	ix	)	Guarantees	$

equals	x	)	Debt =		$

SCHEDULE H – PAGE 5

CREDIT AGREEMENT

III.	CALCULATION OF EBITDAR (LAST 12 MONTHS)

	i)	net income or loss	$

minus or plus

	ii)	gains or losses re: extraordinary items	$

plus	iii)	depreciation and amortization expense	$

plus	iv)	Interest Expense	$

plus	v)	income tax expense	$

plus	vi)	Operating Rentals	$

plus	vii)	Option Expenses	$

minus	viii)	Excluded Discounts	$

equals

	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i)	EBITDAR	$

minus	ii)	Operating Rentals	$

equals	EBITDA =			$

SCHEDULE I – PAGE 1

CREDIT AGREEMENT

SCHEDULE “I”

ADDITIONAL BORROWER ACCESSION AGREEMENT

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

We, [name of proposed Borrower], a [company/corporation] incorporated and existing under the laws of [jurisdiction of incorporation], agree to become an [Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower] and to be bound by the terms of the Credit Agreement in all respects as an [Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower], in accordance with Section 2.16 of the Credit Agreement.

This Additional Borrower Accession Agreement is governed by the laws of the Province of Québec and the federal laws of Canada applicable therein.

SCHEDULE I – PAGE 2

CREDIT AGREEMENT

[NAME OF PROPOSED BORROWER]

By:
Name:
Title:

By:
Name:
Title:

ACKNOWLEDGEMENT

We acknowledge, confirm and agree that the guarantee of each Restricted Credit Party under the Guarantee Agreement executed and delivered by it extends to all Obligations incurred or to be incurred under the Operative Documents by [name of proposed Borrower].

[INSERT EACH THEN EXISTING
RESTRICTING CREDIT PARTY]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE I – PAGE 3

CREDIT AGREEMENT

CONFIRMATION

The Administrative Agent hereby confirms the accession of [name of proposed Borrower] as an [Additional Cdn Borrower, Additional US Borrower or Additional Foreign Borrower] to the Credit Agreement on [date].

NATIONAL BANK OF CANADA,
as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE J – PAGE 1

CREDIT AGREEMENT

SCHEDULE “J”

COMPLIANCE CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection [11.1.8, 11.2.9, 14.3 or 14.4] of the Credit Agreement.

I, the undersigned,                     ,                      of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	To the best of my knowledge after diligent enquiry, I do not know of the existence, as of the date hereof, of a condition or of any fact whatsoever, constituting a Default or an Event of Default during the [fiscal quarter/year] with respect to which this certificate is being delivered;

3.	Since [September 30, 2011 / the last Compliance Certificate given pursuant to the Credit Agreement], up to the date hereof, to the best of my knowledge, I do not know of the occurrence of a Material Adverse Effect;

4.

The management prepared (i) Financial Statements of the Cdn Borrower on a Consolidated Basis, and (ii) Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis, in each case, attached

SCHEDULE J – PAGE 2

CREDIT AGREEMENT

hereto for the fiscal quarter ended fairly present in all material respects and in accordance with GAAP respectively the financial position of the Cdn Borrower as at the end of such fiscal quarter;

[or]

The audited consolidated Financial Statements of the Cdn Borrower, the management prepared Financial Statements of the Cdn Borrower (other than the statements of cash flows) on an Adjusted Consolidated Basis, in each case, attached hereto for the fiscal year ended              fairly present in all material respects and in accordance with GAAP the financial position of the Cdn Borrower as at the end of such fiscal year, and Appendix I hereto contains a reconciliation of, or an explanation of, the difference between the consolidated financial statements of the Cdn Borrower and those prepared on an Adjusted Consolidated Basis (other than those relating to the statements of cash flows).

5.	The covenant analysis and information set forth in Appendix II hereto are true and correct as of the date of this Compliance Certificate and relate to the [fiscal quarter/year] ended on [date] (the “Quarter” or the “Year”).

6.	For the purposes of the calculation of Asset Dispositions pursuant to Section 15.7.5, in the twelve (12) months preceding the end of the [Quarter/Year], there have been no Asset Dispositions [except for [describe any Asset Dispositions and set forth a reasonably detailed calculation of (i) the book value or fair market value, whichever is greater, of such Assets Dispositions, (ii) the percentage that such book value or fair market value, as the case may be, represents relative to the Tangible Net Assets of the Cdn Borrower, and (iii) the Net Cash Proceeds received from all Asset Dispositions and a description of the applications of such Net Proceeds]].

7.	To my knowledge, the representations and warranties contained in the Credit Agreement are true as of the date hereof (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

8.	Attached hereto as Appendix III is a revised corporate structure chart updating as at the last day of the [Quarter/Year] the information contained in Schedule “F”.

SCHEDULE J – PAGE 3

CREDIT AGREEMENT

Signed at             , this              day of             , 201        .

Name:
Title:

SCHEDULE J – PAGE 4

CREDIT AGREEMENT

APPENDIX I

RECONCILIATION OF CONSOLIDATED

AND ADJUSTED CONSOLIDATED

FINANCIAL STATEMENTS

Year ending

SCHEDULE J – PAGE 5

CREDIT AGREEMENT

APPENDIX II

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

	XXXXX		XXXXX	XXXXX
I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	➢ Debt (as hereinbelow calculated)	$

	➢ EBITDA (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDA =

(cannot exceed 3.00:1.00, or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	➢ EBITDAR	$

	➢ Interest Expense	$

	➢ Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE J – PAGE 6

CREDIT AGREEMENT

II.	CALCULATION OF DEBT

	i)	Indebtedness for borrowed money	$

plus	ii)	deferred purchase price of goods and services	$

plus	iii)	Negative Value of Derivative Instruments that exceeds $20,000,000	$

plus	iv)	amount of any Securitization Program	$

plus	v)	obligations secured by Liens	$

plus	vi)	Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii)	deferred credit on Customer Contracts	$

plus	viii)	B/A’s, letters of credit , letters of guarantee	$

plus	ix)	Guarantees	$

equals	x)	Debt =		$

SCHEDULE J – PAGE 7

CREDIT AGREEMENT

III.	CALCULATION OF EBITDAR (LAST 12 MONTHS )

	i)	net income or loss	$

minus or plus

	ii)	gains or losses re: extraordinary items	$

plus	iii)	depreciation and amortization expense	$

plus	iv)	Interest Expense	$

plus	v)	income tax expense	$

plus	vi)	Operating Rentals	$

plus	vii)	Option Expenses	$

minus	viii)	Excluded Discounts	$

equals

	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i)	EBITDAR	$

minus	ii)	Operating Rentals	$

equals

EBITDA =

$

Tangible Net Assets And Revenues

of Restricted Group (Section 14.2)

1.	the Tangible Net Assets of the Restricted Group were, as at the end of the [Quarter/Year] equal to • % of the Tangible Net Assets of the Cdn Borrower; and

2.	the reported combined revenues of the Restricted Group were, as at the end of the [Quarter/Year] equal to • % of the Tangible Net Assets of the Cdn Borrower.

SCHEDULE J – PAGE 8

CREDIT AGREEMENT

APPENDIX III

CORPORATE STRUCTURE

●

SCHEDULE K – PAGE 1

CREDIT AGREEMENT

SCHEDULE “K”

CONVERSION REQUEST

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to Section 7.1 of the Credit Agreement, we hereby request a conversion or rollover of a portion of the [Cdn Revolving Loans, US Revolving Loans or Term Loans], as indicated in [Table 1, Table 2 or Table 3] attached hereto, such conversion or rollover to occur on Note 1 .

For that purpose, we represent and warrant that, to our knowledge, each and every one of the representations and warranties made under the Credit Agreement are true and correct on the date of this Conversion Request (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

SCHEDULE K – PAGE 2

CREDIT AGREEMENT

We further represent and warrant that no Default or Event of Default has occurred and is continuing as of the date of such certificate which has not theretofore been disclosed to the Administrative Agent.

Note 2

Yours truly,

CGI GROUP INC. and/or [US Borrower]

Per:

Notes:

1.	Specify the date of the conversion or rollover.
2.	The Conversion Request relating to (i) the Cdn Revolving Facility or any of the Term Credit Facilities must be issued by the Cdn Borrower, and (ii) the US Revolving Facility must be issued by the US Borrower.

SCHEDULE K – PAGE 3

CREDIT AGREEMENT

TABLE 1

CDN REVOLVING FACILITY

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	N/A	Prime Rate Loans	201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	N/A	US Base Rate Loans	201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	US$	Libor Basis

					2 months	US$

					3 months	US$

					6 months	US$

					________	US$

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	£	Libor Basis

					2 months	£

					3 months	£

					6 months	£

					________	£

SCHEDULE K – PAGE 4

CREDIT AGREEMENT

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	€	Libor Basis

					2 months	€

					3 months	€

					6 months	€

					_______	€

LC	Note 3*	LC	201	Note 3	_______	Cdn$	N/A

US$

Note 4

BA	Note 3	BA	201	Note 3	1 month	Cdn$	N/A

					2 months	Cdn$

					3 months	Cdn$

					6 months	Cdn$

					_______	Cdn$

SCHEDULE K – PAGE 5

CREDIT AGREEMENT

TABLE 2

US REVOLVING FACILITY

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
US Prime Rate Loans	N/A	US Prime Rate Loans	201	N/A	N/A	US$	US Prime Rate Basis

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	US$	Libor Basis

					2 months	US$

					3 months	US$

					6 months	US$

					_______	US$

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	£	Libor Basis

					2 months	£

					3 months	£

					6 months	£

					_______	£

SCHEDULE K – PAGE 6

CREDIT AGREEMENT

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	€	Libor Basis

					2 months	€

					3 months	€

					6 months	€

					_______	€

LC	Note 3*	LC	201	Note 3	_______	US$	N/A

Note 4

_______

SCHEDULE K – PAGE 7

CREDIT AGREEMENT

TABLE 3

TERM LOAN [A / B / C] CREDIT FACILITY

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	N/A	Prime Rate Loans	201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	N/A	US Base Rate Loans	201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	US$	Libor Basis

					2 months	US$

					3 months	US$

					6 months	US$

					______	US$

Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	£	Libor Basis

					2 months	£

					3 months	£

					6 months	£

					_______	£

SCHEDULE K – PAGE 8

CREDIT AGREEMENT

FROM:		TO:
Form of Advance	Selected Maturity Date	Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Libor Loans	Note 3	Libor Loans	201	Note 3	1 month	€	Libor Basis

					2 months	€

					3 months	€

					6 months	€

					_______	€

BA	Note 3	BA	201	Note 3	1 month	Cdn$	N/A

					2 months	Cdn$

					3 months	Cdn$

					6 months	Cdn$

					_______	Cdn$

3.	Specify the Selected Maturity Date, which must fall within the Revolving Period.
4.	Specify currency (which shall be any one of £, € and the Agreed Foreign Currencies).
*	Subject to Section 6.9 of the Credit Agreement.

SCHEDULE L – PAGE 1

CREDIT AGREEMENT

SCHEDULE “L”

CUSTOMER CONTRACT CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection 14.7.3 of the Credit Agreement in connection with [Insert details of the customer contract] (the “Customer Contract”).

I, the undersigned,                                              ,                                               of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	The covenant analysis and information set forth in Appendix I hereto are true and correct as of the date of this Customer Contract Certificate and establish compliance with the Ratios on a Pro Forma Basis as at the end of [Insert relevant quarter end], after giving pro forma effect to the occurrence of the Customer Contract.

SCHEDULE L – PAGE 2

CREDIT AGREEMENT

Signed at                                              , this                                               day of                                     , 201        .

Name: Title:

SCHEDULE L – PAGE 3

CREDIT AGREEMENT

APPENDIX I

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

	$xxx,xxx		$xxx,xxx	$xxx,xxx
I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	• Debt (as hereinbelow calculated)	$

	• EBITDAR (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDAR =

(cannot exceed 3.00:1.00 or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	• EBITDAR	$

	• Interest Expense	$

	• Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE L – PAGE 4

CREDIT AGREEMENT

	$xxxxx,xxx		$xxxxx,xxx		$xxxxx,xxx
II.	CALCULATION OF DEBT

	i) Indebtedness for borrowed money	$

plus	ii) deferred purchase price of goods and services	$

plus	iii) Negative Value of Derivative Instruments that exceeds $20,000,000	$

plus	iv) amount of any Securitization Program	$

plus	v) obligations secured by Liens	$

plus	vi) Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii) deferred credit on Customer Contracts	$

plus	viii) B/A’s, letters of credit, letters of guarantee	$

plus	ix) Guarantees	$

equals	x) Debt =			$

SCHEDULE L – PAGE 5

CREDIT AGREEMENT

	$xxxx,xxx		$xxxx,xxx		$xxxx,xxx
III.	CALCULATION OF EBITDAR (LAST 12 MONTHS)

	i) net income or loss	$

minus or plus
	ii) gains or losses re: extraordinary items	$

plus	iii) depreciation and amortization expense	$

plus	iv) Interest Expense	$

plus	v) income tax expense	$

plus	vi) Operating Rentals	$

plus	vii) Option Expenses	$

minus	viii) Excluded Discounts	$

equals
	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i) EBITDAR	$

minus	ii) Operating Rentals	$

equals
	EBITDA =			$

SCHEDULE M – PAGE 1

CREDIT AGREEMENT

SCHEDULE “M”

DISPOSITION CERTIFICATE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

This certificate is delivered to you pursuant to subsection 15.7.5(iii) of the Credit Agreement in connection with [Insert details of the asset disposition] (the “Asset Disposition”).

I, the undersigned,                                              ,                                               of the Cdn Borrower do hereby certify that:

1.	I have taken cognizance of all the terms of the Credit Agreement and of all other Operative Documents;

2.	The covenant analysis and information set forth in Appendix I hereto are true and correct as of the date of this Disposition Certificate and establish compliance with the Ratios on a Pro Forma Basis as at the end of [Insert relevant quarter end], after giving pro forma effect to the occurrence of the Asset Disposition.

SCHEDULE M – PAGE 2

CREDIT AGREEMENT

Signed at                                              , this                                               day of                                     , 201        .

Name: Title:

SCHEDULE M – PAGE 3

CREDIT AGREEMENT

APPENDIX I

Maintenance of Ratios (Section 14.1)1

on Pro Forma Basis

Quarter ending

	$xxx,xxx		$xxx,xxx	$xxx,xxx
I.	CALCULATION OF RATIOS

1.	LEVERAGE RATIO

	• Debt (as hereinbelow calculated)	$

	• EBITDAR (as hereinbelow calculated)	$

Ratio of (i) Debt to (ii) EBITDAR =

(cannot exceed 3.00:1.00 or 3.50:1.00, as the case may be)

2.	INTEREST AND RENT COVERAGE RATIO

	• EBITDAR	$

	• Interest Expense	$

	• Operating Rentals	$

Ratio of (i) EBITDAR to (ii) the total of the Interest Expense and the Operating Rentals =

(cannot be less than 1.50:1.00)

Note:

1.	Ratios are to be calculated on a Consolidated Basis or Adjusted Consolidated Basis (as applicable pursuant to Section 14.2 of the Credit Agreement).

SCHEDULE M – PAGE 4

CREDIT AGREEMENT

	$xxxxx,xxx		$xxxxx,xxx		$xxxxx,xxx
II.	CALCULATION OF DEBT

	i) Indebtedness for borrowed money	$

plus	ii) deferred purchase price of goods and services	$

plus	iii) Negative Value of Derivative Instruments that exceeds $ 20,000,000	$

plus	iv) amount of any Securitization Program	$

plus	v) obligations secured by Liens	$

plus	vi) Capital Leases and Synthetic Leases (excluding, in all cases, operating leases even if such operating leases are considered capital leases for purposes of GAAP)	$

plus	vii) deferred credit on Customer Contracts	$

plus	viii) B/A’s, letters of credit , letters of guarantee	$

plus	ix) Guarantees	$

equals	x) Debt =			$

SCHEDULE M – PAGE 5

CREDIT AGREEMENT

	$xxx,xxx		$xxx,xxx		$xxx,xxx
III.	CALCULATION OF EBITDAR 12 MONTHS)

	i) net income or loss	$

minus or plus
	ii) gains or losses re: extraordinary items	$

plus	iii) depreciation and amortization expense	$

plus	iv) Interest Expense of the Restricted Group	$

plus	v) income tax expense	$

plus	vi) Operating Rentals of the Restricted Group	$

plus	vii) Option Expenses	$

minus	viii) Excluded Discounts	$

equals
	EBITDAR =			$

IV.	CALCULATION OF EBITDA (LAST 12 MONTHS)

	i) EBITDAR	$

minus	ii) Operating Rentals	$

equals
EBITDA =
$

SCHEDULE N – PAGE 1

CREDIT AGREEMENT

SCHEDULE “N”

DRAW REQUEST

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to Section 2.8 of the Credit Agreement we hereby request a Drawdown under [the Cdn Revolving Facility, the US Revolving Facility or a Term Loan Credit Facility], as indicated in [Table 1, 2 or 3] attached hereto.

For that purpose we represent and warrant that, to our knowledge, each and every one of the representations and warranties made under the Credit Agreement are true and correct on the date of this Draw Request (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

We further represent and warrant that no Default or Event of Default has occurred and is continuing as of the date of this Draw Request which has not theretofore been disclosed to the Administrative Agent.

            Note 1

Yours truly,2

SCHEDULE N – PAGE 2

CREDIT AGREEMENT

CGI GROUP INC. and/or [US Borrower]

Per:

Notes:

1.	Where pursuant to this Draw Request, the Borrowers desire to give a direction of payment, then the Borrowers should include the required payment information.
2.	The Draw Request relating to (i) the Cdn Revolving Facility or any Term Loan Credit Facility must be issued by Cdn Borrower and (ii) the US Revolving Facility must be issued by the US Borrower.

SCHEDULE N – PAGE 3

CREDIT AGREEMENT

TABLE 1

CDN REVOLVING FACILITY

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	US$ US$ US$ US$ US$	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	£ £ £ £ £	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	€ € € € €	Libor Basis

LC	201	Note 3*	_______	Cdn$ US$ Note 4 _______	N/A

SCHEDULE N – PAGE 4

CREDIT AGREEMENT

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
BA	201	Note 3	1 month 2 months 3 months 6 months _______	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	N/A

SCHEDULE N – PAGE 5

CREDIT AGREEMENT

TABLE 2

US REVOLVING FACILITY

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
US Prime Rate Loans	201	Note 3	N/A	US$	US Prime Rate Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	US$ US$ US$ US$ US$	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	£ £ £ £ £	Libor Basis

Libor Loans	201	Note 3	1 month 2 months 3 months 6 months _______	€ € € € €	Libor Basis

LC	201	Note 3*	_______	US$ Note 4 _______	N/A

SCHEDULE N – PAGE 6

CREDIT AGREEMENT

TABLE 3

TERM LOAN [A / B / C] CREDIT FACILITY

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
Prime Rate Loans	_______ 201	N/A	N/A	Cdn$	Prime Rate Basis

US Base Rate Loans	_______ 201	N/A	N/A	US$	US Base Rate Basis

Libor Loans	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	US$ US$ US$ US$ US$	Libor Basis

Libor Loans	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	£ £ £ £ £	Libor Basis

Libor Loans	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	€ € € € €	Libor Basis

SCHEDULE N – PAGE 7

CREDIT AGREEMENT

Form of Advance	Borrowing Date or Issuance Date	Selected Maturity Date	Selected Period	Amount or Selected Amount	Interest (if applicable)
BA	_______ 201	Note 3	1 month 2 months 3 months 6 months _______	Cdn$ Cdn$ Cdn$ Cdn$ Cdn$	N/A

Notes:

3.	Specify the Selected Maturity Date, which must fall within the Revolving Period.
4.	Specify currency (which shall be any one of £, € and the Agreed Foreign Currencies).
*	Subject to Section 6.9 of the Credit Agreement.

SCHEDULE O – PAGE 1

CREDIT AGREEMENT

SCHEDULE “O”

EXISTING LCS

Active Letters of Credit
As of 31/052012
Beneficiary	Issuing Bank	LC number	Amount	Currency	CAD equivalent	Start Date	End Date	Comment
9101-8697 Quebec Inc.	BNCINTL	504-02-005239 IN	12,950,000.00	CAD		07-Dec-11	3I-Mar-13

Commerzbank	Citibank Germany	5218134501	270,199.10	EUR	347,881.31	07-Dec-11	31-Dec-12	One year evergreen

The President of India	Citibank NA Bangalore	5571075503	16,096,674.00	INR	299,076.20	07-Dec-11	31-Mar-14

The President of India	Citibank NA Bangalore	5575600258	10,000,000.00	INR	185,800.00	21-Mar-12	20-Jun-15

La Tesoreria de la Federation	Citibank N.A.,	5220133703	7,751,162.30	MXN	568,935.31	07-Dec-11	30-Dec-12

	Canadian Branch/ Banco Nacional de Mexico, S.A.

The Travelers Indemnity Company	BNCINTL	504-02- 0081163R	600,000.00	USD	617,100.00	07-Dec-11	15-June-13

Technologies Nter	BNCINTL	504-02-0068749	250,000.00	CAD		07-Dec-11	09-Aug-12

Minister of Finance of Alberta	BNCINTL	504-02- 0041894R	250,000.00	CAD		07-Dec-11	31-Oct-12

SCHEDULE O – PAGE 2

CREDIT AGREEMENT

Active Letters of Credit
As of 31/052012
Beneficiary	Issuing Bank	LC number	Amount	Currency	CAD equivalent	Start Date	End Date	Comment
Her Majesty the Queen	BNCINTL	504-02- 0055959N	1,000,000.00	CAD		07-Dec-11	31-Mar-13

Alberta Finance and Enterprise	BNCINTL	504-02- 0081724R	2,000,000.00	CAD		07-Dec-11	31-Mar-13

Agence de la santé et des services sociaux de la Mauricie	BNCINTL	504-02- 0086202N	200,000.00	CAD		07-Dec-11	14-Feb-13

Minister of Finance of Alberta	BNCINTL	504-02- 0089101N	500,000.00	CAD		30-Mar-12	02-Apr-15

Comunidad De Madrid	BNCINTL	504-02-0075045	276,712.25	EUR	356,267.02	07-Dee-11	31-Jul-12

The Assistant Commissioner of Central Excise	Citibank NA Bangalore	5575600086	1,000,000.00	INR	18,580.00	07-Dec-11	31-Mar-13

The President of India	Citibank NA Bangalore	5579600102	5,000,000.00	INR	92,900.00	07-Dec-11	19-Sep-14

The President of India	Citibank NA Bangalore	5570600115	10,000,000.00	INR	185,800.00	07-Dec-11	02-Oct-14

The President of India	Citibank NA Bangalore	5579600114	5,000,000.00	1NR	92,900.00	07-Dec-11	02-Oct-14

The Travelers Indemnity Company	CIBC	CIBC SBGM732263	50,000.00	USD	51,425.00	07-Dec-11	03-Oct-12

Sentry Insurance	CIBC	CIBC SBGM729155	300,000.00	USD	308,550.00	07-Dec-11	18-Oct-12

SCHEDULE O – PAGE 3

CREDIT AGREEMENT

Active Letters of Credit
As of 31/052012
Beneficiary	Issuing Bank	LC number	Amount	Currency	CAD equivalent	Start Date	End Date	Comment
Hart Hartford Building, LLC	BNCINTL	504-02- 0073859R	121,875.00	USD	125,348.44	07-Dec-11	07-Jan-13

The President of India	Citibank NA Bangalore	5570600280	5,000,000.00	INR	92,900.00	12-Apr-12	12-Apr-15	3Y from date of issuance

The President of India	Citibank NA Bangalore	5571600280	5,000,000.00	1NR	92,900.00	12-Apr-12	12-Apr-15	3Y from date of issuance

The President of India	Citibank NA Bangalore	5579600295	44,282.458.00	INR	822,768.07	30-Apr-12	30-Apr-15	3Y from date of issuance

SCHEDULE P – PAGE 1

CREDIT AGREEMENT

SCHEDULE “P”

FACILITY REALLOCATION REQUEST

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

We hereby request an adjustment to the Revolving Facilities pursuant to Section 2.17 of the Credit Agreement such that as of              the Cdn Revolving Facility shall be equal to Cdn$             and the US Revolving Facility shall be equal to Cdn$            .

[or]

We hereby request an adjustment to the Swingline Facilities pursuant of Section 2.17 of the Credit Agreement such as of the              Cdn Swingline Commitment Amount shall be equal to Cdn$             and the US Swingline Commitment Amount shall be equal to Cdn$            .

Yours truly,

CGI GROUP INC. and/or [US Borrower]

Per:

SCHEDULE Q – PAGE 1

CREDIT AGREEMENT

SCHEDULE “Q”

LOAN TRANSFER AGREEMENT

among

—

as Assignor

and

—

as Assignee

and

CGI GROUP INC.

AS CDN BORROWER

and

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

and

[NAME OF EACH OF THE GUARANTORS AS AT THE DATE

OF THE LOAN TRANSFER AGREEMENT]

AS GUARANTORS

Dated as of —

SCHEDULE Q – PAGE 2

CREDIT AGREEMENT

LOAN TRANSFER AGREEMENT entered into in Montréal, Province of Québec, as of —.

AMONG:	—, as Assignor;

AND:	—, as Assignee;

AND:	CGI GROUP INC., as Cdn Borrower;

AND:	NATIONAL BANK OF CANADA, as Administrative Agent;

AND:	[NAME OF EACH OF THE GUARANTORS AS AT THE DATE OF THE LOAN TRANSFER AGREEMENT], as Guarantors;

WHEREAS a £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, was entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”);

WHEREAS —, as Assignor, wishes to exercise its rights under Section 22.5 of the Credit Agreement and to Assign to — as Assignee, a portion of the Loans of the Borrowers outstanding to the Assignor pursuant to the Credit Agreement and to have —, as Assignee, assume an equivalent portion of the Commitments and other obligations of the Assignor thereunder, the whole on the terms and conditions herein contained;

NOW THEREFORE, FOR GOOD AND VALUABLE CONSIDERATION BETWEEN THE ASSIGNOR AND THE ASSIGNEE, THE RECEIPT AND SUFFICIENCY OF WHICH ARE HEREBY ACKNOWLEDGED BY THE ASSIGNOR, THE PARTIES HERETO HAVE AGREED AS FOLLOWS:

ARTICLE 1

INTERPRETATION

1.1 Incorporation herein of the Definitions found in the Credit Agreement. The words and expressions bearing initial capital letters used in this Agreement, in its schedules and in any deed, document or agreement supplemental or ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the meaning ascribed to them from time to time in the Credit Agreement.

SCHEDULE Q – PAGE 3

CREDIT AGREEMENT

1.2 Definitions. The following words and expressions, wherever used in this Agreement, in its schedules and in any deed, document or agreement supplemental or ancillary hereto, unless there be something in the subject or the context inconsistent therewith, shall have the following meanings:

1.2.1	“Credit Agreement” has the meaning ascribed to it in the first preamble paragraph of this Agreement;

1.2.2	“Assigned Assets” is the collective reference to all that the Assignor is assigning unto the Assignee under the provisions of Section 2.1;

1.2.3	“Assigned Portion” means the undivided portion equal to the quotient resulting from the division of — [N.B.: Insert the amount of that portion of the Commitments of the Assignor that is to be Assigned] by — [N.B.: Insert the amount of the Commitments of the Assignor immediately prior to the Assignment contemplated by this Agreement], expressed as a percentage rounded off, if necessary, to the nearest third decimal point;

1.2.4	“Assignee” means —, and includes any successor or assign thereof;

1.2.5	“Assignor” means —, and includes any successor or assign thereof;

1.2.6	“Guarantors” is the collective reference to the Restricted Credit Parties;

1.2.7	“this Agreement”, “these presents”, “herein”, “hereby”, “hereunder”, “hereof” and other similar expressions refer collectively to this loan transfer agreement, its schedules as well as any deed or instrument which is supplementary or ancillary hereto or in implementation hereof.

1.3 General Interpretation. Unless otherwise provided, words importing the singular shall include the plural and vice versa, and words importing the masculine gender shall include the feminine gender and vice versa, and all references to dollars shall mean Cdn $.

1.4 Division into Articles. The division of this Agreement into Articles, Sections, subsections, paragraphs and subparagraphs and the insertion of titles are for convenience of reference only and do not affect the meaning or the interpretation of the present Agreement.

1.5 Preamble. The preamble of this Agreement shall form an integral part hereof as if recited at length herein.

1.6 Governing Law. This Agreement and the interpretation and enforcement thereof shall be governed by the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

ARTICLE 2

ASSIGNMENT

2.1 Assignment by Assignor. The Assignor does hereby sell, assign, cede and transfer the following unto the Assignee, hereunto present and accepting:

SCHEDULE Q – PAGE 4

CREDIT AGREEMENT

2.1.1	the Assigned Portion of the Loan of the Assignor as well as the Assigned Portion of all the rights, titles and interests of the Assignor in and to the said Loan including, without limitation, the present and continuing right to make claim for, collect and receive such Loan;

2.1.2	the Assigned Portion of the Operative Documents and of all the rights, titles and interests of the Assignor in and to all said documents and the Assigned Portion of all other rights, recourses and benefits created and intended to be created in favour of the Assignor, whether directly or beneficially, under the said documents and each one thereof; and

2.1.3	all opinions or certificates of advocates, notaries, consultants, engineers, experts and other professionals issued pursuant to or otherwise contemplated by the provisions of the Operative Documents and the Assigned Portion of all of the rights, titles and interests of the Assignor in and to all said opinions and certificates.

2.2 Sale Price. The Assignments made under the terms of Section 2.1 are in consideration of a sale price established by the Assignor and the Assignee and paid this day by the Assignee to the Assignor, the receipt of which is hereby acknowledged by the Assignor, whereof quit. The Assignor and the Assignee do hereby acknowledge that all adjustments have been made as of the date hereof to their complete satisfaction.

2.3 No Warranty. Subject to the representations and warranties made by the Assignor to the Assignee under the provisions of Article 4, the Assignments made under the terms of Section 2.1 are without any other warranty whatsoever, whether legal or contractual, the Assignee accepting the Assigned Assets at its own risk.

2.4 Assumption of Obligations by the Assignee. The Assignor does hereby require the Assignee to and the Assignee does hereby assume, to the complete exoneration of the Assignor, the Assigned Portion of the Commitments of the Assignor and of all other obligations of the Assignor under the Operative Documents and agrees to be bound by all of the terms thereof as fully as though it were an original party to the Credit Agreement (and a “Lender” thereunder) and to each of the Operative Documents to which the Assignor is a party, directly or through the Administrative Agent or with respect to which the Assignor directly or through the Administrative Agent has any obligation or liability.

2.5 Indemnification by the Assignee. As it relates to the Assigned Assets only, the Assignee hereby covenants and agrees to indemnify and hold the Assignor harmless from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever which may be imposed on, incurred by or asserted against the Assignor in any way relating to or arising out of any action taken or omitted by the Assignee as of and from the date hereof, under the Operative Documents or any other document contemplated by any one thereof or by this Agreement.

2.6 Indemnification by the Assignor. As it relates to the Assigned Assets only, the Assignor hereby covenants and agrees to indemnify and hold the Assignee harmless from and against all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever which may be imposed on, incurred by or

SCHEDULE Q – PAGE 5

CREDIT AGREEMENT

asserted against the Assignee in any way relating to or arising out of any action taken or omitted by the Assignor or any predecessor thereof prior to the date hereof under the Operative Documents or any other document contemplated by any one thereof or by this Agreement.

2.7 Acceptance and Acknowledgement by the Borrowers. The Borrowers do hereby:

2.7.1	consent, accept and acquiesce in all of the Assignments of the Assigned Assets made by the Assignor to the Assignee under the provisions of Section 2.1;

2.7.2	accept and acquiesce in the assumption by the Assignee of all the obligations of the Assignor as set out in Section 2.4 and forever releases and discharges the Assignor from such obligations and liabilities. Such release and discharge is effective as of the date hereof;

2.7.3	acknowledge and agree that all monies advanced by the Assignee, to the order of or on account of it as a consequence of the assumptions by the Assignee of the obligations of the Assignor as set out in Section 2.4, shall constitute Advances under the Credit Agreement in the same manner and to the same extent as that presently provided for the benefit of the Assignor, and furthermore the Assignee:

2.7.3.1	shall be entitled to the benefits of the provisions of the Operative Documents as fully as though it were an original party to the Credit Agreement (and a “Lender” thereunder) and each of the Operative Documents with respect to Advances previously made by the Assignor and Assigned under the terms hereof, as well as with respect to any Advance to be made by the Assignee after the date hereof; and

2.7.3.2	may exercise, in accordance with the provisions of the Credit Agreement, any and all rights of compensation with respect to any and all amounts owed by the Borrowers to the Assignee as assignee with respect to Advances previously made by the Assignor and Assigned under the terms hereof, as well as with respect to any Advance to be made by the Assignee after the date hereof; and

2.7.4	acknowledge receipt of this Agreement.

The provisions of this Section 2.7 are not limitative of those of Section 22.5 of the Credit Agreement but rather are in furtherance thereof.

2.8 Acceptance and Acknowledgement by the Guarantors. Each of the Guarantors does hereby:

2.8.1	consent, accept and acquiesce in all of the Assignments of the Assigned Assets made by the Assignor to the Assignee under the provisions of Section 2.1;

SCHEDULE Q – PAGE 6

CREDIT AGREEMENT

2.8.2	accept and acquiesce in the assumption by the Assignee of all the obligations of the Assignor as set out in Section 2.4 and forever releases and discharges the Assignor from such obligations and liabilities. Such release and discharge is effective as of the date hereof;

2.8.3	acknowledge and agree that the Assignee shall be entitled to the benefits of the provisions of the Operative Documents as fully as though it were an original party to the Credit Agreement (and a “Lender” thereunder) and each of the Operative Documents with respect to Advances previously made by the Assignor and Assigned under the terms hereof, as well as with respect to any Advances to be made by the Assignee after the date hereof; and

2.8.4	acknowledge receipt of this Agreement.

The provisions of this Section 2.8 are not limitative to those of Section 22.5 of the Credit Agreement or Article 8 of the Guarantee Agreements, but rather are in furtherance thereof.

2.9 Consent of and Acknowledgement by Administrative Agent. The Administrative Agent does hereby:

2.9.1	consent to and acquiesce in all of the Assignments of the Assigned Assets made by the Assignor to the Assignee under the provisions of Section 2.1;

2.9.2	acknowledge that this Agreement constitutes for all purposes the instrument referred to in Section 22.5 of the Credit Agreement as being required to make effective the Assignment from the Assignor to the Assignee herein provided and declares itself satisfied with the form and substance of this Agreement; and

2.9.3	if applicable, acknowledge receipt of the amount of Cdn $5,000 paid to it this day by the Assignor in accordance with the provisions of Section 22.5 of the Credit Agreement.

2.10 Appointment of Administrative Agent by the Assignee. In furtherance of the provisions of Section 20.1 of the Credit Agreement, the Assignee hereby irrevocably appoints and authorizes the Administrative Agent, to take such actions as agent on its behalf and to exercise such powers under the Operative Documents and each one thereof as are delegated to the Administrative Agent by the terms thereof, together with such powers as are reasonably incidental thereto.

2.11 Execution of Additional Documents. Each of the parties hereto will do, execute, acknowledge, obtain and deliver, or cause to be done, executed, acknowledged, obtained and delivered, all and every such further deeds, documents, sales, assignments, cessions, transfers, registrations, filings, notifications, authorizations or approvals as the Assignee may reasonably require or request to give full force and effect to the provisions hereof and to carry out the intent and purpose hereof.

2.12 Amendment to Schedule “A” of the Credit Agreement. In furtherance of the provisions hereof and of Section 22.5 of the Credit Agreement, the parties hereto do hereby

SCHEDULE Q – PAGE 7

CREDIT AGREEMENT

expressly acknowledge and agree that in accordance with the provisions of Section 22.5 of the Credit Agreement, as of and from the date hereof, Schedule “A” of the Credit Agreement is hereby amended so that with respect to the Commitments of the Assignor and the Assignee only, it shall hereafter read as follows:

NAME OF LENDER	CDN REVOLVING COMMITMENT	RATEABLE SHARE OF CDN REVOLVING FACILITY	US REVOLVING COMMITMENT	RATEABLE SHARE OF US OPERATING FACILITY

—	Cdn$—	— %	Cdn$—	— %

—	Cdn$—	— %	Cdn$—	— %

—	Cdn$—	— %	Cdn$—	— %

NAME OF LENDER	TERM LOAN A COMMITMENT	RATEABLE SHARE OF TERM LOAN A CREDIT FACILITY	TERM LOAN B COMMITMENT	RATEABLE SHARE OF TERM LOAN B CREDIT FACILITY

—	£—	— %	£—	— %

—	£—	— %	£—	— %

—	£—	— %	£—	— %

NAME OF LENDER	TERM LOAN C COMMITMENT	RATEABLE SHARE OF TERM LOAN C CREDIT FACILITY

—	£—	— %

—	£—	— %

—	£—	— %

SCHEDULE Q – PAGE 8

CREDIT AGREEMENT

ARTICLE 3

THE DOCUMENTS

3.1 Provisions of Operative Documents to Apply to the Assignee. Without in any way limiting the generality of any other provision hereof, the Borrowers and National Bank of Canada, as Administrative Agent for the Lenders, hereby expressly acknowledges, declares and agrees that all provisions of the Operative Documents in respect of and making reference to the Lenders or a Lender are all in respect and in favour of the Assignee in the same manner and to the same extent as if the Assignee were an original party thereto. By its execution hereof, the Assignee accepts the benefit of the foregoing and acknowledges, declares and agrees that it shall be bound by all of the aforesaid provisions of the Operative Documents and same shall apply to it as fully as though it were an original party thereto.

3.2 Acknowledgement by the Guarantors. The Guarantors do hereby expressly acknowledge, declare, agree and confirm that the Assignee, through the naming of National Bank of Canada, as Administrative Agent for the Lenders, in the Guarantee Agreement, is and is hereby acknowledged for all purposes of the Guarantee Agreement as the beneficiary and holder of the guarantees created thereunder as fully as though the Assignee were an original party thereto.

3.3 Confirmation of Agency by Assignee. The Assignee hereby expressly acknowledges, declares, agrees and confirms, for the benefit of the Borrowers and the Lenders that:

3.3.1	the Administrative Agent in executing the Operative Documents or any other document contemplated hereby or thereby as the Administrative Agent has always had and continues to have its irrevocable mandate to act for and on behalf of the Assignee in the execution of the aforesaid documents and in the assumption and performance of the obligations of the Assignee thereunder and to bind and oblige the Assignee thereunder, the whole in the same manner and to the same extent as though the Assignee were an original party to the aforesaid documents and, to the extent same may be necessary, the Assignee hereby irrevocably confirms the aforesaid mandate of the Administrative Agent; and

3.3.2	the execution by the Administrative Agent of the Operative Documents or any other document contemplated hereby or thereby shall constitute for all purposes of said agreements and documents, the intervention of the Assignee under the said agreements and documents as an original party thereto.

3.4 Intervention of Lenders into this Deed. The Administrative Agent represents in accordance with the provisions of the instruments referred to in Section 20.1 of the Credit Agreement that it has been mandated or shall have its mandate confirmed, as the case may be, by each and every Person who may, at any time and from time to time, become a Lender, so that the Administrative Agent may act for and on its behalf in the execution of this Agreement and in the assumption and performance of its obligations hereunder in the same manner and to the same extent as though such Person were an original party to this Agreement.

SCHEDULE Q – PAGE 9

CREDIT AGREEMENT

ARTICLE 4

REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Assignor. The Assignor hereby represents and warrants to the Assignee that as of the date hereof, prior to giving effect to this Assignment, the Loan of the Assignor under the Credit Agreement and the other Operative Documents is as follows:

	Principal	Interest Accrued But Not Yet Payable	Interest Due But Not Yet Paid	Stand-By Fee Accrued But Not Yet Payable

Cdn Revolving Loan	—	—	—	—

US Revolving Loan	—	—	—	—

Term Loans	—	—	—	—

4.2 Representations with Respect to Prior Assignments. Notwithstanding the provisions of Section 2.3, the Assignor hereby represents and warrants to the Assignee that it has not executed any Assignment of any of the Assigned Assets or of any of its rights, titles or interests in and to the Assigned Assets, or any part thereof, nor has it granted any participations with respect to the whole or any part thereof which are still in force, nor has it performed any act or executed any instrument which might prevent the Assignee from operating under any of the terms and conditions of this Agreement or any of the Operative Documents or which would limit the Assignee in any such operation.

4.3 No Further Representations. Except as otherwise expressly provided herein, the Assignee confirms that this Agreement is entered into by the Assignee without any representations or warranties by the Assignor or the Administrative Agent on any matter whatsoever including, without limitation, the effectiveness, validity, legality, enforceability, adequacy or completeness of the Operative Documents or any document delivered pursuant thereto or in connection therewith or any of the terms, covenants and conditions therein or on the financial condition, creditworthiness, condition, business, status or nature of the Borrowers. The Assignee confirms that it has relied solely on its own investigations and analysis in connection with all such matters and all other matters incidental to this Agreement and the Operative Documents and the transactions contemplated by any one thereof and the Assignee confirms that it has not in any way relied upon, and will not hereafter rely upon, the Assignor or the Administrative Agent in respect of any such matters.

4.4 Representation of the Assignee. The Assignee represents to the Administrative Agent and the Borrowers that as of the date hereof, pursuant to Applicable Law, no one among the Administrative Agent, the Borrowers and the Assignor shall be required to withhold taxes relating to a payment to be made to the Assignee with respect to the Loan. [NOTE TO DRAFT: This representation will need to be adapted to the particular circumstances of the Assignee.]

SCHEDULE Q – PAGE 10

CREDIT AGREEMENT

ARTICLE 5

MISCELLANEOUS

5.1 Notices. Except as otherwise specified herein, all notices, requests, demands or other communications to or upon the respective parties hereto shall be deemed to have been duly given or made to the party to which such notice, request, demand or other communication is required or permitted to be given or made under this Agreement, when delivered to such party (by certified mail, postage prepaid, or by telecopier or hand delivery) at its address and attention set forth with its signature below or at such other address as any of the parties hereto may hereafter notify the others in writing. No other method of giving notice is hereby precluded.

5.2 Rights of Other Lenders Not Affected. Nothing herein contained shall be construed or interpreted as in any way affecting or diminishing in any manner whatsoever any of the rights, titles, interests, powers and remedies of any one of the Lenders other than the Assignor in connection with the Loans or any other rights, titles, interests, powers and remedies said Lenders may have under or in connection with the Operative Documents or any other document referred to therein, nor shall any of the Assignments of the Assigned Assets effected under Section 2.1, whether directly or indirectly, constitute any Assignment of any right, title and interest any of the said Lenders may have in any of the Assigned Assets.

5.3 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all such separate counterparts shall together constitute but one and the same instrument.

5.4 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof in that jurisdiction or affecting the validity or enforceability of such provision in any other jurisdiction.

5.5 No Novation etc. This Agreement shall not constitute a payment nor shall it operate novation of any amount due under the Credit Agreement and shall not operate by way of compensation, set-off or confusion of or merge with, any indebtedness or liability of the Borrowers or of any other Person or Persons to the Assignee under any deed, guarantee, contract, bill of exchange, promissory note, letter of credit, certificate of deposit or other instrument by which the same may now or at any time hereafter be represented or evidenced.

5.6 Acceptance by other Lenders. Without in any way limiting the generality of the provisions of Section 5.2, to the extent that same may be necessary, the Administrative Agent, for itself and on behalf of the other Lenders, does hereby consent to and accept the Assignments herein provided.

5.7 Other Rights of Assignor not Affected. Nothing herein contained shall be interpreted as in any way affecting or diminishing in any manner whatsoever any of the rights, titles, interests, powers and remedies of the Assignor in connection with or pertaining to the Loans of the Assignor not forming part of the Assigned Assets, or any other rights, titles, interests, powers and remedies the Assignor may have under or in connection with the Operative Documents or any of the documents referred to in any one therein, not forming part of the Assigned Assets. Furthermore, none of the Assignments of the Assigned Assets effected under Section 2.1,

SCHEDULE Q – PAGE 11

CREDIT AGREEMENT

whether directly or indirectly, shall constitute any Assignment, of the remaining rights, titles, interests, powers and remedies of the Assignor referred to in this Section 5.7.

ARTICLE 6

LANGUAGE

6.1 English Language. The parties hereto have expressly required that this Agreement and all deeds, documents and notices relating thereto be drafted in the English language.

6.2 Langue Anglaise. Les parties aux présentes ont expressément exigé que la présente convention et tous les autres contrats, documents ou avis qui y sont afférents soient rédigés en langue anglaise.

[INTENTIONALLY LEFT BLANK]

SCHEDULE Q – PAGE 12

CREDIT AGREEMENT

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date and in the place first hereinabove mentioned.

— as Assignor

Per:

and Per:

Address:	—

Attention:	—

Telecopier:	—

SCHEDULE Q – PAGE 13

CREDIT AGREEMENT

— as Assignee

Per:

and Per:

Address:	—

Attention:	—

Telecopier:	—

SCHEDULE Q – PAGE 14

CREDIT AGREEMENT

CGI GROUP INC. AS CDN BORROWER

Per:

Address:	1130 Sherbrooke Street West 7th Floor Montréal, Québec H3A 2M8

Attention:	Executive Vice-President and Chief Financial Officer

Telecopier:	(514) 841-3299

SCHEDULE Q – PAGE 15

CREDIT AGREEMENT

NATIONAL BANK OF CANADA, AS ADMINISTRATIVE AGENT

Per:

and Per:
National Bank of Canada

Address:	1155 Metcalfe Street 5th floor Montreal, Quebec H3B 4S9

Attention:	Vice-President

Telecopier:	(514) 390-7860

SCHEDULE Q – PAGE 16

CREDIT AGREEMENT

[EACH GUARANTOR], AS GUARANTOR

Per:

and Per:

Address:	—

Attention:	—

Telecopier:	(—) —

SCHEDULE R – PAGE 1

CREDIT AGREEMENT

SCHEDULE “R”

REDUCTION NOTICE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to the provisions of Section 2.10 of the Credit Agreement, we hereby notify you that we desire to reduce as of Note 1 , the Note 2 Facility by an amount of [Cdn $ Note 3 ] such that thereafter the Note 2 Facility shall be for an amount of [Cdn $ Note 4 ].

Note 5

Yours truly,

CGI GROUP INC.
and/or [US Borrower]
Per:

SCHEDULE R – PAGE 2

CREDIT AGREEMENT

Notes:

1.	The effective date shall not be less than five (5) Business Days following the delivery to the Administrative Agent of this Reduction Notice, unless this Reduction Notice is with respect to a reduction that shall result in the repayment of all or part of the Libor Loans, in which case the effective date shall not be less than five (5) Banking Days following the delivery to the Administrative Agent of this Reduction Notice.

2.	Where the reduction or cancellation affects the Cdn Revolving Facility, insert “Cdn Revolving”, where it affects the US Revolving Facility, insert “US Revolving”, where it affects the Cdn Swingline Facility, insert “Cdn Swingline”, where it affects the US Swingline Facility, insert “US Swingline”, where it affects the Term Loan A Credit Facility, insert “Term Loan A”, where it affects the Term Loan B Credit Facility, insert “Term Loan B” and where it affects the Term Loan C Credit Facility, insert “Term Loan C”.

3.	Insert the amount by which the Facility shall be reduced and cancelled. Note that the Cdn Revolving Facility, the Cdn Swingline Facility, the US Revolving Facility and the US Swingline Facility must be reduced in minimum amounts of Cdn$5,000,000 and in whole multiples of Cdn$1,000,000 and the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility must be reduced in minimum amounts of £10,000,000 and in whole multiples of £1,000,000.

4.	Insert the amount of the Facility following such reduction and cancellation.

5.	Where any such reduction or cancellation results in a repayment of the whole or any part of the Loans, then the relevant Borrower shall attach to this Reduction Notice a Repayment Notice.

SCHEDULE S – PAGE 1

CREDIT AGREEMENT

SCHEDULE “S”

REPAYMENT NOTICE

Date:

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there be something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to the provisions of Note 1 of the Credit Agreement, we hereby notify you that on Note 2 , we shall repay an amount of                     of the Loans to be applied as follows:

SCHEDULE S – PAGE 2

CREDIT AGREEMENT

CDN REVOLVING LOANS
Loans against which payment is to be applied	Amount	Selected Maturity Date

Prime Rate Loans	Cdn$________	N/A

US Base Rate Loans	US$_________	N/A

Libor Loans	US$_________	Note 3
£_________
€_________

LC	Cdn$_________ US$_________ Note 4	Note 3	*

BA	Cdn$_________	Note 3

and/or we shall repay an amount of                     of the US Revolving Loans to be applied as follows:

US REVOLVING LOANS
Loans against which payment is to be applied	Amount	Selected Maturity Date

US Prime Rate Loans	US$_________	N/A

Libor Loans	US$_________	Note 3
£_________
€_________

LC	US$_________	Note 3	*

Note 4

and/or we shall repay an amount of                     of the Term Loans to be applied as follows:

SCHEDULE S – PAGE 3

CREDIT AGREEMENT

LOANS OUTSTANDING UNDER THE TERM LOAN [A/B/C] CREDIT FACILITY
Loans against which payment is to be applied	Amount	Selected Maturity Date

Prime Rate Loans	Cdn$_________	N/A

US Base Rate Loans	US$_________	N/A

Libor Loans	US$	Note 3
£_________
€_________

BA	Cdn$ ________	Note 3

SCHEDULE S – PAGE 4

CREDIT AGREEMENT

Yours truly,

CGI GROUP INC. and/or [US Borrower]

Per:

Notes:

1.	Specify pursuant to the provisions of which Section of the Credit Agreement this Repayment Notice is being issued.

2.	Specify the date of repayment.

3.	Indicate the Selected Maturity Date of the Loans against which payment is to be applied.

4.	Specify currency (which shall be any one of £, € and the Agreed Foreign Currencies).

*	Subject to Section 6.9 of the Credit Agreement.

SCHEDULE T – PAGE 1

CREDIT AGREEMENT

SCHEDULE “T”

EXTENSION REQUEST

Date: Note 1

NATIONAL BANK OF CANADA

AS ADMINISTRATIVE AGENT

1155 Metcalfe Street

5th floor

Montreal, Quebec H3B 4S9

Ladies and Gentlemen:

We refer you to the £1,245,000,000 term credit facilities and Cdn$1,500,000,000 backstop revolving credit facility credit agreement dated as of May 31, 2012, entered into among, inter alios, CGI Group Inc., as Cdn Borrower, the several lenders set forth in Schedule “A” thereto from time to time, as Lenders, National Bank of Canada, as Administrative Agent, Canadian Imperial Bank of Commerce, National Bank Financial and TD Securities, as Co-Lead Arrangers and Joint Bookrunners, and Canadian Imperial Bank of Commerce and TD Securities, as Co-Syndication Agents (which agreement, as same may be amended, supplemented, restated, replaced or otherwise modified from time to time is hereinafter referred to as the “Credit Agreement”).

Unless otherwise defined herein or unless there is something in the subject or the context inconsistent therewith, all capitalized terms and expressions used herein shall have the same meaning as that ascribed to them from time to time in the Credit Agreement.

Pursuant to Section 2.18 of the Credit Agreement, the Borrowers hereby request that the Lenders extend the Revolving Period for an additional period of one (1) year, which period shall commence on the day immediately following the last day of the now current Revolving Period, namely,                                                                               and end on                                                          .

For that purpose, we represent and warrant that, to our knowledge, each and every one of the representations and warranties made under the Credit Agreement are true and correct on the date of this Extension Request (except to the extent that any such representation or warranty expressly relates to an earlier date, in which case such representation or warranty is true and correct as of such date).

SCHEDULE T – PAGE 2

CREDIT AGREEMENT

We further represent and warrant that no Default or Event of Default has occurred and is continuing as of the date of this Extension Request which has not theretofore been disclosed to the Administrative Agent.

Yours truly,

CGI GROUP INC.

Per:

[US Borrower]

Per:

Note:

1.	This Extension Request must be received by the Administrative Agent no earlier than 90 days and no later than 45 days prior to each anniversary of the date of the Credit Agreement.

SCHEDULE U – PAGE 1

CREDIT AGREEMENT

SCHEDULE “U”

SCHEME UNDERTAKINGS/OFFER UNDERTAKINGS

1.	Scheme Undertakings: In the case of a Scheme (each a “Scheme Undertaking”):

(a)	The Cdn Borrower shall procure the issue of the Scheme Press Release by no later than June 6, 2012 (or such other date as the Co-Lead Arrangers and the Cdn Borrower agree) substantially in the agreed form delivered to the Lenders prior to the execution of this Agreement.

(b)	The Cdn Borrower shall procure that the terms of the Scheme Press Release are consistent in all material respects with the press release agreed form delivered to the Lenders prior to the execution of this Agreement.

(c)	The Cdn Borrower shall ensure that the Scheme Circular reproduces in all material respects the terms and conditions of the Scheme as contained in the Scheme Press Release except for any amendment or modification that would not contravene paragraph 1(g)(iii) below.

(d)	The Cdn Borrower shall, and shall procure that UK Bidco shall, so far as it is aware and to the extent permitted by applicable law and regulation (including the UK Code):

(i) keep the Administrative Agent and the Lenders informed as to the status and progress of the Scheme and the Anti-Trust Conditions; and

(ii) if requested by the Administrative Agent, provide the Administrative Agent with such information relating to the progress of the Scheme and the Anti-Trust Conditions as it reasonably requests.

(e)	The Cdn Borrower shall:

(i) to the extent that it is able to do so in compliance with applicable law and regulation (including the UK Code) and any confidentiality or other obligations to which it is subject, ensure the prompt delivery to the Administrative Agent and the Co-Lead Arrangers of copies of all material documents, certificates or notices received or issued by UK Bidco (or on its behalf) in relation to the Scheme and of all press and other public announcements made by UK Bidco (or on its behalf) pursuant to the Scheme;

(ii) where any announcement, press release or publicity material refers to the Administrative Agent or any other Finance Party or any description of any terms of or relating to the Facilities, not release or permit (and procure that UK Bidco shall not release or permit) such announcement, press release or publicity material to be released until the Administrative Agent and the Co-Lead Arrangers have each given their consent to the references therein to the Administrative Agent or a Finance Party or any description of any terms of or relating to the Facilities (such consent not to be unreasonably withheld or delayed) provided that no such

SCHEDULE U – PAGE 2

CREDIT AGREEMENT

consent will be required to make an announcement, press release or publicity material required to be made to comply with the UK Code or any other relevant laws or regulation (in which case the Cdn Borrower shall notify the Administrative Agent and the Co Lead Arrangers as soon as practicable upon becoming aware of the requirement and shall use all reasonable endeavours to consult with the Administrative Agent and the Co-Lead Arrangers prior to releasing or permitting the release of the announcement, press release or publicity material);

(iii) promptly notify the Administrative Agent and the Co-Lead Arrangers of any circumstance or event which, if not waived, the Panel would permit UK Bidco to use as the basis for the invocation of a condition to the Scheme so as to lapse the Scheme; and

(iv) obtain the prior approval of the Co-Lead Arrangers for any description of any terms of or relating to the Facilities contained in the Scheme Circular, such approval not to be unreasonably withheld or delayed, provided that, to the extent the Panel requires any specific information in relation to the Facilities be discussed in the Scheme Circular, the Co-Lead Arrangers shall not be entitled to withhold their consent to the disclosure of such information.

(f) The Cdn Borrower shall comply and shall ensure that UK Bidco complies in all material respects with the UK Code (subject to any waivers granted by the Panel) and all other applicable laws and regulations relevant in the context of the Scheme (unless, in the case of other applicable laws and regulations, non-compliance therewith would not be reasonably likely to have a material adverse effect on the Scheme or material effect on the interests of any of the Finance Parties).

(g) The Cdn Borrower shall not and shall ensure that UK Bidco shall not:

(i) except with the prior consent of the Co-Lead Arrangers, either (i) increase the price per UK Target Share payable by UK Bidco above that specified in the Scheme Press Release or (ii) take any step as a result of which any increase in the price per UK Target Share payable by UK Bidco is required to be made above that specified in the Scheme Press Release;

(ii) take any action which will result in UK Bidco becoming obliged to make a mandatory offer under Rule 9 of the UK Code;

(iii) except as required by the Panel, the Court, the UK Code or any other applicable law, regulation or regulatory body, waive, amend or modify any condition or permit the waiver, amendment or modification of any condition of the Scheme if such waiver, amendment or modification is material and would reasonably be expected to have a material adverse effect on the Scheme or material effect on the interests of any of the Finance Parties without the consent of the Co-Lead Arrangers and the Majority Lenders (such consent not to be unreasonably withheld or delayed).

SCHEDULE U – PAGE 3

CREDIT AGREEMENT

(h)	The Cdn Borrower shall as soon as practicable after the Scheme Date and in any event no later than 20 Business Days after the Scheme Date, re-register the UK Target as a private limited company pursuant to section 97 of the Companies Act 2006.

2.	Offer Undertakings: In the case of an Offer (each an “Offer Undertaking”):

(a)	The Cdn Borrower shall, and shall procure that UK Bidco shall, so far as it is aware and to the extent permitted by applicable law and regulation (including the UK Code):

(i) keep the Administrative Agent and the Lenders informed as to the status and progress of the Offer, the Anti-Trust Conditions and the Squeeze-Out; and

(ii) if requested by the Administrative Agent, provide the Administrative Agent with such information relating to the progress of the Offer and the Anti-Trust Conditions as it reasonably requests.

(b)	The Cdn Borrower shall:

(i) to the extent that it is able to do so in compliance with applicable law and regulation (including the UK Code) and any confidentiality or other obligations to which it is subject, ensure the prompt delivery to the Administrative Agent and the Co-Lead Arrangers of copies of all material documents, certificates or notices received or issued by UK Bidco (or on its behalf) in relation to the Offer and of all press and other public announcements made by UK Bidco (or on its behalf) pursuant to the Offer;

(ii) where any announcement, press release or publicity material refers to the Administrative Agent, the Co-Lead Arrangers or any other Finance Party or any description of any terms of or relating to the Facilities, not release or permit (and procure that UK Bidco shall not release or permit) such announcement, press release or publicity material to be released until the Administrative Agent has given their consent to the references therein to the Administrative Agent or a Finance Party or any description of any terms of or relating to the Facilities (such consent not to be unreasonably withheld or delayed) provided that no such consent will be required to make an announcement, press release or publicity material required to be made to comply with the UK Code and any other relevant laws or regulation (in which case the Cdn Borrower shall notify the Administrative Agent and the Co-Lead Arrangers as soon as practicable upon becoming aware of the requirement and shall use all reasonable endeavours to consult with the Administrative Agent and the Co-Lead Arrangers prior to releasing or permitting the release of the announcement, press release or publicity material); and

SCHEDULE U – PAGE 4

CREDIT AGREEMENT

(iii) promptly after the issue of the Offer Document, deliver or procure the delivery to the Co-Lead Arrangers of a copy of the receiving agent agreement entered into for the purposes of the Offer.

(c)	The Cdn Borrower shall comply and shall ensure that UK Bidco complies in all material respects with the UK Code (subject to any waivers granted by the Panel) and all other applicable laws and regulations relevant in the context of the Offer (unless, in the case of other applicable laws and regulations, non-compliance therewith would not be reasonably likely to have a material adverse effect on the Offer or material effect on the interests of any of the Finance Parties).

(d)	The Cdn Borrower shall not, and shall ensure that UK Bidco shall not:

(i)	except with the prior consent of the Co-Lead Arrangers, either (i) increase the price per UK Target Share payable by UK Bidco above that specified in the Offer Press Release or (ii) take any step as a result of which any increase in the price per UK Target Share payable by UK Bidco is required to be made above that specified in the Offer Press Release;

(iii)	take any action which will result in UK Bidco becoming obliged to make a mandatory offer under Rule 9 of the UK Code;

(iv)	except as required by the Panel, the UK Code or any other applicable law, regulation or regulatory body, waive, amend or modify any condition or permit the waiver, amendment or modification of any condition of the Offer if such waiver, amendment or modification of any condition is material and would reasonably be expected to have a material adverse effect on the Offer or material effect on the interests of any of the Finance Parties without the consent of the Co-Lead Arrangers and the Majority Lenders (such consent not to be unreasonably withheld or delayed); and

(v)	permit UK Bidco to declare the Offer unconditional as to acceptances until UK Bidco has acquired or unconditionally contracted to acquire not less than 90% in value of the shares to which the Offer relates and, where the shares are voting shares, not less than 90% of the voting rights carried by those shares (or, in each case, if required by the Panel and agreed to by the Co-Lead Arrangers, such lesser percentage (being at least 75%) as the Panel specifies).

(e)	The Cdn Borrower shall procure that, promptly after becoming entitled to do so, UK Bidco exercises its rights in respect of Squeeze-Out and ensures Squeeze-Out Notices are delivered to the relevant holders of shares in UK Target as soon as practicable.

(f)	The Cdn Borrower shall as soon as practicable after the Unconditional Date and in any event no later than 20 Business Days thereafter, re-register the UK Target as a private limited company pursuant to section 97 of the Companies Act 2006.

SCHEDULE V – PAGE 1

CREDIT AGREEMENT

SCHEDULE “V”

UK TARGET ACQUISITION RELATED CONDITIONS PRECEDENT

(a) The Administrative Agent shall have received a proper and timely Draw Request.

(b) The Administrative Agent shall have received a certificate of a Responsible Officer of the Cdn Borrower certifying:

(i) the date the Scheme Circular or (as the case may be) the Offer Document was posted to the shareholders of the UK Target;

(ii) no terms and conditions of the Scheme or (as the case may be) the Offer have been amended, waived or modified otherwise than in accordance with the Scheme Undertakings or the Offer Undertakings, as applicable;

(iii) in the case of a Scheme, the date that the Court has sanctioned the Scheme and the capital reduction and the date that the relevant orders of the Court have been delivered to the Registrar of Companies;

(iv) in the case of an Offer, that the Offer has become or has been declared unconditional in all respects; and

(v) all fees, costs and expenses then due from the Cdn Borrower under this Agreement and the other Operative Documents have been paid or will be paid concurrently with, or immediately following, the first utilisation date, and such certificate to have annexed to it an office copy of the order of the Court referred to at

(iii) above.

(c) After taking into account the amount set out in the Draw Request and the amount referred to in paragraph (d) and, if applicable, the amount available under the Existing Revolving Credit Agreement, the Cdn Borrower shall have sufficient funds (available and on hand) to take up and pay for 100% of the UK Target Shares and the repayment of the indebtedness of the UK Target Group.

(d) The Cdn Borrower shall have available and on hand Cdn$ 999,999,995.86 in common equity issued on or after the date of this Agreement.

(e) If the Revolving Facilities are cancelled and terminated, the Existing Revolving Credit Agreement shall not have been cancelled and terminated and shall be available for drawing as needed to take up and pay for 100% of the UK Target Shares and the repayment of the indebtedness of the UK Target Group.

(f) If the Revolving Facilities have not been cancelled and terminated, the Existing Revolving Credit Agreement shall have been cancelled and terminated.

SCHEDULE W

CREDIT AGREEMENT

SCHEDULE “W”

SOURCES AND USES TABLE

(see attached)

Cargo—Use of Cash and Sources

USES					£	CAD ($)
Gross Purchase Price					1,700.8	2,721.3
Options up-front					19.3	30.9

Total Purchase Price					1,720.2	2,752.3

Payment of the target debt	EUR (€)	US ($)	CAD ($)	£	£	CAD ($)
Cargo make-whole private placement 2004		1.6			1.0	1.6
Target make whole private placement	—	54.5		14.6	48.7	77.9
Target refinancing private placement	79.6	242.6		65.0	281.3	450.1
Target refinancing bank overdraft				33.0	33.0	52.8
Target refinancing revolving credit facility	36.0				29.3	46.8
Target refinancing Term Loan	50.0				40.7	65.0
Target refinancing other borrowing—Leases				5.8	5.8	9.3
Target cash use					65.6	104.9

Total Payment of debt					505.3	808.4

Transaction costs	EUR (€)	US ($)	CAD ($)	£	£	CAD ($)
Cargo term loan upfront cost				10.1	10.1	16.2
Cargo debt refinancing		20.0			12.5	20.0
Transaction cost—Cargo Hedging for “fund certain”			10.0		6.3	10.0
Transaction cost—Advisors			8.0		5.0	8.0
Target transaction cost	22.0				16.9	27.1

Total transaction costs					50.8	81.3

Total USES					2,276.2	3,642.0

SOURCES					£	CAD ($)
Term loan & other					1,245.0	1,992.0
Common equity					625.0	1,000.0
Current credit facility					406.2	650.0

Total Sources					2,276.2	3,642.0

Exchange Rates:
EUR/GBP	1.23
US/GBP	1.60
CAD/GBP	1.60

ANNEX 22.1

CREDIT AGREEMENT

ANNEX 22.1

PARTY	ADDRESS	ATTENTION	FAX

National Bank of Canada	For purposes of Draw Requests, Conversion Requests, Repayment Notice, Extension Requests, Facility Adjustment Requests, Reduction Notice or Compliance Certificates as well as Financial Statements and Information:	Manager Vice President	514-271-5294 514-390-7830

Address: Loan Administration Customer Service Center 5650 Iberville Street, Suite 603, Transit 0891- 1, Montreal, Quebec H2G 2B3

Attn: Manager Fax: 514-271-5294 syndication@fds.bnc.ca

And for all other purposes:

Address: 1155 Metcalfe Street, 5th floor, Montreal, Quebec H3B 4S9

Attn: Vice-President

Fax: 514-390-7830

Canadian Imperial Bank of Commerce	600 de Maisonneuve Blvd. West Suite 3050 Montréal, Quebec H3A 3J2	Executive Director, Corporate Credit Products	514-847-6430

The Toronto- Dominion Bank	1 Place Ville-Marie Suite 2315 Montreal, Quebec H3B 3M5	Yves Bergeron, Managing Director	514 289-0788

CONFIDENTIAL

Dated as of May 31, 2012

CGI Group Inc.

1130 Sherbrooke Street West 5th Floor

Montreal, QC Canada

H3A 2M8

Attention:	Claude Séguin,
Senior Vice-President,
Corporate Development and Strategic Investments

Fee Letter

Reference is made to (i) the syndication letter dated as of the date hereof (the “Syndication Letter”) among CGI Group Inc. (“you”), Canadian Imperial Bank of Commerce (“CIBC”), National Bank of Canada (“National”) and The Toronto-Dominion Bank (“TD” and, collectively with CIBC and National, the “Co-Lead Arrangers”, “we”, “us” or “our”); and (ii) the credit agreement dated the date hereof among, inter alia, you and the Co-Lead Arrangers (the “Credit Agreement”). Capitalized terms used but not defined herein are used with the meanings assigned to them in the Credit Agreement. For purposes of this Fee Letter, “Backstop Credit Facility” means the “Cdn Revolving Facility” as defined in the Credit Agreement. This letter agreement is the Fee Letter referred to in the Syndication Letter.

As consideration for the Co-Lead Arrangers’ Commitments and other commitments pursuant to the Syndication Letter, you agree to pay or cause to be paid the following non-refundable fees to (i) in the case of the fees specified in sections 1, 2, 3 and 4 below, the Co-Lead Arrangers (such fees to be allocated and shared equally between the Co-Lead Arrangers); and (ii) in the case of the fees specified in section 5 below, CIBC and TD (such fees to be allocated and shared equally between CIBC and TD):

1. Backstop Credit Facility: a commitment fee in an amount of 85 bps of the aggregate principal amount of the Backstop Credit Facility, which fee shall be earned and payable as follows (i) 5 bps on the date hereof; and (ii) 80 bps on the date of closing of the Acquisition (for greater certainty, after giving effect to any termination of all or any part of the Backstop Credit Facility on or prior to such date).

2. Term Loan A Credit Facility: a commitment fee in an amount of 82 bps of the aggregate principal amount of the Term Loan A Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 67 bps on the date of drawdown under the Term Loan A Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan A Credit Facility on or prior to such date).

3. Term Loan B Credit Facility: a commitment fee in an amount of 62 bps of the aggregate principal amount of the Term Loan B Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 47 bps on the date of drawdown under the Term Loan B Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan B Credit Facility on or prior to such date).

4. Term Loan C Credit Facility: a commitment fee in an amount of 42 bps of the aggregate principal amount of the Term Loan C Credit Facility, which fee shall be earned and payable as follows (i) 15 bps on the earlier of (y) 60 days after the date hereof, and (z) the date that the Target shareholders shall have approved the Scheme; and (ii) 27 bps on the date of drawdown under the Term Loan C Credit Facility (for greater certainty, after giving effect to any termination of all or any part of the Term Loan C Credit Facility on or prior to such date),

5. Structuring Fee: a structuring fee in an amount of 3 bps of the Term Loan A Credit Facility, the Term Loan B Credit Facility and the Term Loan C Credit Facility, which fee shall be earned and payable on the date of drawdown under the Term Loan Credit Facilities (for greater certainty, after giving effect to any termination of all or any part of the Term Loan Credit Facilities on or prior to such date).

In addition, an annual administrative fee shall be paid to the Co-Agents in respect of the Credit Facilities in an amount agreed to between you and the Co-Agents as set forth in a separate agency fee letter dated the date hereof, which shall be initially earned on the date hereof and paid on the Financial Close Date and thereafter on each anniversary of the date hereof.

You agree that, once paid, the fees or any part thereof payable hereunder and under the Syndication Letter shall not be refundable under any circumstances, regardless of whether the transactions or borrowings contemplated by the Syndication Letter or the Credit Agreement are consummated. All fees in respect of the Term Loan Credit Facilities shall be paid in Pounds Sterling. All other fees payable hereunder and under the Syndication Letter shall be paid in Canadian dollars. All fees shall be paid in immediately available funds and shall be in addition to reimbursement of the Co-Lead Arrangers out-of-pocket expenses as provided in the Syndication Letter.

The syndication of the Credit Facilities as provided for in the Syndication Letter will continue until a Successful Syndication has been achieved, and the terms and conditions set forth in Section 3 of the Syndication Letter are incorporated by reference herein in full, as if expressly stated in this Fee Letter.

It is understood and agreed that this Fee Letter shall not constitute or give rise to any obligation to provide any financing; such an obligation will arise only to the extent provided in the Credit Agreement. This letter agreement may not be amended or waived except by an instrument in writing executed and delivered by you and the Co-Lead Arrangers. This letter agreement shall be governed by, and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein. This letter agreement may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this letter agreement by facsimile or electronic transmission (including pdf) shall be effective as delivery of a manually executed counterpart hereof.

Vous avez spécifiquement demandé que cette lettre de frais et tous les documents qui s’y rapportent soient rédigés an langue anglaise et, à cause de cette exigence de votre part, nous exprimons la même volonté en faisant en sorte que ces documents soient à votre disposition en langue anglaise.

You agree that this letter agreement and its contents are subject to the confidentiality provisions of the Syndication Letter. Please confirm that the foregoing is our mutual understanding by signing and returning to us an executed counterpart of this letter agreement.

[Remainder of this page intentionally left blank]

FEE LETTER – SIGNATURE PAGE

Yours very truly,

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	/s/ Charles St-Germain
Name: Charles St-Germain
Title: Managing Director

Per:	/s/ Alain Longpré
Name: Alain Longpré
Title: Executive Director

NATIONAL BANK OF CANADA

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Director

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

THE TORONTO-DOMINION BANK

Per:	/s/ Paul Archer
Name: Paul Archer
Title: Managing Director

Per:	/s/ Yves Bergeron
Name: Yves Bergeron
Title: Managing Director

FEE LETTER – SIGNATURE PAGE

Accepted and agreed to as of the date first written above.

CGI GROUP INC.

Per:	/s/ R. David Anderson
	Name:	R. David Anderson
	Title:	Executive Vice President and Chief Financial Officer

CONFIDENTIAL

Dated as of May 31, 2012

CGI Group Inc.

1130 Sherbrooke Street West 5th Floor

Montreal, QC Canada

H3A 2M8

Attention:	Claude Séguin,
Senior Vice-President,
Corporate Development and Strategic Investments

Syndication Letter

CGI Group Inc. (the “Borrower”, “you” or “your”) has advised Canadian Imperial Bank of Commerce (“CIBC”), National Bank Financial (“National”) and TD Securities (“TD”, and collectively with CIBC and National, the “Co-Lead Arrangers”, “we”, “us” or “our”) that it intends, directly or indirectly, through an existing or newly formed wholly owned (directly or indirectly) subsidiary to acquire (the “Acquisition”) all of the shares of a target corporation identified to the Co-Lead Arrangers (the “Target”) pursuant to a scheme of arrangement under Part 26 of the UK Companies Act (“Scheme”). Capitalized terms used but not defined herein have the meanings assigned to them in the Credit Agreement dated the date hereof among, inter alia, you and the Co-Lead Arrangers (the “Credit Agreement”).

The Acquisition, the advances under the Credit Agreement, advances under the Existing Revolving Credit Agreement (defined below), the Minimum Investment and other transactions contemplated herein and in the Credit Agreement are referred to herein collectively as the “Transactions”.

In consideration of the commitment of the Co-Lead Arrangers pursuant to the Credit Agreement and our agreement to perform the services described therein and herein, you hereby covenant to perform and agree with the provisions of this Syndication Letter set forth below.

1. National Bank of Canada will serve as administrative agent for the Credit Agreement. Additionally, (i) CIBC, National and TD will act as co-lead arrangers and joint bookrunners for the Credit Agreement; and (ii) CIBC and TD will act as co-syndication agents for the Credit Agreement, and, in each case, will, in such capacities, perform the duties and exercise the authority customarily performed and exercised in such roles.

2. Unless the Borrower and the Co-Lead Arrangers shall so agree, no other agent, co-agent, arranger or co-arranger, book manager or bookrunner or joint book manager or bookrunner will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by this Syndication Letter and the Fee Letter referred to below), except as otherwise agreed in writing between the Co-Lead Arrangers and the Borrower, will be paid in connection with the Credit Agreement.

3. The Co-Lead Arrangers will syndicate the Commitments pursuant to the Credit Agreement to one or more financial institutions and institutional lenders (together with CIBC, National Bank of Canada and The Toronto-Dominion Bank, the “Lenders”) identified by us in consultation with you. You agree to actively assist us in completing a syndication reasonably satisfactory to us. Such assistance shall include (a) you using commercially reasonable efforts to ensure that the syndication efforts benefit from your existing lending, investment banking and financial advisory relationships, (b) direct contact between your senior management and advisors and the proposed Lenders, (c) assistance in the preparation of a confidential information memorandum and other marketing materials and presentations to be used in connection with the syndication of the Commitments, and (d) the hosting, with us, of one or more meetings of prospective Lenders, if requested by us. All proceeds of syndication shall be applied to reduce the Commitments of CIBC, National Bank of Canada and The Toronto-Dominion Bank equally and rateably. We intend to launch the syndication of the Commitments as soon as reasonably practicable after the public announcement by you of the Acquisition. Certain matters related to the syndication of the Commitment are contained in the Fee Letter referred to below.

The Borrower acknowledges that certain of the Lenders may be “public side” Lenders (i.e. Lenders that do not wish to receive material non-public information with respect to the Borrower or the Target, or their respective affiliates or any of its or their respective securities (each, a “Public Lender”). At the request of the Co-Lead Arrangers, the Borrower agrees to prepare an additional version of the confidential information memorandum and the Lender presentation (the “Syndication Information”) to be used by Public Lenders that does not contain material non-public information concerning the Borrower, the Target, or their respective affiliates or securities. It is understood that in connection with your assistance described above, you will provide, and cause all other applicable persons to provide, authorization letters to the Co-Lead Arrangers authorizing the distribution of the Syndication Information to prospective Lenders, containing a representation to the Co-Lead Arrangers that the public-side version does not include material non-public information about the Borrower, the Target, or their respective affiliates or their respective securities. In addition, the Borrower will clearly designate as such all Syndication Information provided to the Co-Lead Arrangers by or on behalf of the Borrower or the Target which is suitable to make available to Public Lenders. The Borrower acknowledges and agrees that the following documents may be distributed to Public Lenders: (a) drafts and final versions of the Credit Agreement and the other Credit Documents (and a summary term sheet in respect thereof); and (b) administrative materials prepared by the Co-Lead Arrangers for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda).

4. The Co-Lead Arrangers will manage all aspects of any such syndication, including, decisions as to selection of institutions and other lenders to be approached and when they will be approached (in consultation with you), when their commitments will be accepted, which institutions and other lenders will participate, the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting in our respective capacities hereunder and in respect of the Credit Facilities, the Co-Lead Arrangers will have no responsibilities other than as set forth herein and will have no fiduciary duty or other implied duty to you or any of your affiliates.

5. To assist us in the syndication of the Commitments and such syndication efforts, you agree promptly to prepare and provide to us all material information with respect to you and your subsidiaries, the Acquisition and, to the extent made available to you, the Target and its subsidiaries, including all financial information, five-year financial models and five-year projections and forecasts (the “Projections”), as we may reasonably request in connection with the arrangement and syndication of the Commitments. You hereby represent, warrant and covenant that (a) all written and formally presented information in any bank meeting or similar meeting with prospective Lenders (other than the Projections and general economic or specific industry information developed by, and obtained from, third party sources, including from the Target and its affiliates) (the “Information”) that has been or will be made available to us by or on behalf of you or any of your advisors or representatives is or will be (with respect to the Target and its subsidiaries, to the best of your knowledge based on any information in respect of the Target and its subsidiaries made available to you), when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made, and (b) the Projections that have been or will be made available to us by you or any of your representatives have been or will be prepared in good faith based upon assumptions which you believe are reasonable at the time made, it being understood that any such Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurances can be given that any particular Projections will be realized, that actual results may differ and that such differences may be material. You agree to supplement the Information and Projections until Successful Syndication (as such term is defined in the Fee Letter) has been completed so that the foregoing representations and warranties remain complete and correct in all material respects. You understand that in structuring, arranging and syndicating the Commitments, we may use and rely on the Information and Projections without independent verification thereof.

6. As consideration for CIBC’s, National Bank of Canada’s and The Toronto-Dominion Bank’s Commitments and the Co-Lead Arrangers’ agreement to perform the services described herein, you agree to pay to the Co-Lead Arrangers the non-refundable fees, and perform the other obligations, in accordance with and as set forth in the fee letter dated the date hereof and delivered herewith (the “Fee Letter”).

7. You hereby acknowledge and agree that (a) prior to and during any syndication of the Commitments there shall be no competing issues of debt securities or commercial bank or other credit facilities (nor any proposed amendments or increases thereto) or securitizations by you or your respective subsidiaries being offered, placed or arranged (other than the Required Amendments (defined below) in respect of the Existing Revolving Credit Agreement); (b) you shall provide timely assistance as required hereby in connection with syndication in all material respects, including in the preparation of the confidential information memorandum referred to in paragraph 3 incorporating the Information and Projections to our reasonable satisfaction on or before the date that is 7 days after the date hereof, and (c) you shall comply in all material respects with the other provisions hereof and of the Fee Letter relating to the syndication of the Commitments.

8. You have also advised the Co-Lead Arrangers that (i) forthwith upon announcement of the Acquisition you intend to seek certain amendments (the “Required Amendments”) under your existing C$1,500,000,000 revolving credit agreement dated December 2, 2011 (the “Existing Revolving Credit Agreement”) that are required in order to ensure compliance with the Code and allow you to use borrowings under the Existing Revolving Credit Agreement to complete the Transactions; (ii) all such waivers are identified in the amending agreement referred to in the definition of “Required Amendments” in the Credit Agreement; and (iii) the Required Amendments require the consent of the “Majority Lenders” (as such term is defined in the Existing Revolving Credit Agreement). You hereby agree to coordinate with and consult the Co-Lead Arrangers in connection with obtaining the Required Amendments including as pertains to the payment of fees in this respect. Each of CIBC, National Bank of Canada and The Toronto-Dominion Bank hereby acknowledge and agree that (a) in its capacity as a lender under the Existing Revolving Credit Agreement it will consent to the Required Amendments, provided that for greater certainty each of CIBC, National Bank of Canada and The Toronto-Dominion Bank in their capacities as lenders under the Existing Revolving Credit Agreement shall be entitled to fees in an amount not less than the fees paid to other lenders thereunder in connection with the Required Amendments.

9. You agree to: (a) indemnify and hold harmless each Co-Lead Arranger, its respective affiliates and their respective officers, directors, employees and agents (each, an “indemnified person”) from and against any and all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable and documented fees, charges, and disbursements of counsel), joint or several, that may be incurred by, asserted or awarded against, or to which any such indemnified person may become subject, arising out of or in connection with this Syndication Letter or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any reasonable legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity: (i) will not, as to an indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final non-appealable judgment of a court of competent jurisdiction to arise from the gross negligence or willful misconduct of such indemnified person; (ii) shall exclude loss of profit, income, revenue or business opportunities (it being agreed, however, for certainty, that such exclusion shall not apply to the repayment of principal, the payment of interest, fees, breakage costs, funding losses and other costs and expenses, or any other amount expressly required to be paid or repaid (as applicable) under or pursuant to this Syndication Letter, the Fee Letter, the Credit Agreement or the other Credit Documents, all of which shall be included in the foregoing indemnity); (iii) shall not apply as to disputes solely between or among indemnified persons; and (iv) shall not apply to the extent it is determined by a final non-appealable judgment of a court of competent jurisdiction that the same shall have resulted from a material breach of the obligations of such indemnified person (or its related persons) under this Syndication Letter, the Fee Letter, the Credit Agreement or the other Credit Documents, and (b) to reimburse the Co-Lead Arrangers and each of their affiliates on demand for all reasonable and documented out-of-pocket expenses (including syndication expenses, travel expenses and reasonable and documented fees, charges and disbursements of counsel to the Co-Lead Arrangers) incurred in connection with the syndication of the Commitments and any related documentation (including this Syndication Letter, the Fee Letter and the Credit Agreement and other Credit Documents) or the administration, amendment, modification or waiver thereof and, for certainty, in the case of both (a) and (b), whether or not there is any drawdown under the Credit Agreement and whether or not the transactions contemplated hereby are consummated or not.

In any event, and notwithstanding any provision hereof to the contrary, no indemnified person shall be liable for (i) any damages arising from the use by others of information or other materials obtained through electronic, telecommunications or other information transmission systems, except to the extent such damages have resulted from the willful misconduct or gross negligence of any indemnified person, or (ii) any special, indirect, consequential or punitive damages on any theory of liability in connection with or as a result of this Syndication Letter, the Fee Letter, the Credit Agreement or any other Credit Documents or any transaction contemplated hereby or thereby.

10. You acknowledge that each Co-Lead Arranger and its respective affiliates may be providing debt financing, equity capital or other services (including financial advisory services) to other persons in respect of which you and your subsidiaries may have conflicting interests regarding the Credit Agreement and otherwise. Each Co-Lead Arranger and its affiliates will not use confidential information obtained from you and your subsidiaries by virtue of the Credit Agreement or their other relationships with you or any of your subsidiaries in connection with the performance by such Co-Lead Arranger of services for other persons, and each Co-Lead Arranger will not furnish any such information to such other persons. You also acknowledge that each Co-Lead Arranger and its affiliates have no obligation to use in connection with the Credit Agreement or otherwise, or to furnish to you or any of your subsidiaries, confidential information obtained from other persons.

11. This Syndication Letter shall not be assignable by you without the prior written consent of the Co-Lead Arrangers (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of you and the Co-Lead Arrangers and is not intended to confer any benefits upon, or create any rights in favour of, any person other than the parties hereto and the indemnified persons (in respect of which we are holding the benefits and rights hereunder in trust for the other indemnified persons with which we are affiliated or otherwise related). This Syndication Letter may not be amended nor waived except by an instrument in writing signed by the Co-Lead Arrangers and you.

12. This Syndication Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Syndication Letter by facsimile or other electronic transmission (including pdf) shall be effective as delivery of a manually executed counterpart hereof.

13. This Syndication Letter and the Fee Letter are the only agreements that have been entered into among the parties hereto (or their designated affiliates) with respect to the syndication of the Commitments and set forth the entire understanding of the parties with respect thereto. The compensation, reimbursement, indemnification, jurisdiction and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Syndication Letter or the Co-Lead Arrangers’ commitments hereunder.

14. To the extent permitted by applicable law, each party hereto irrevocably waives all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Syndication Letter, the Fee Letter or the transactions contemplated hereby or thereby or the actions of the parties hereto and thereto in the negotiation, performance or enforcement hereof and thereof.

15. This Syndication Letter shall be governed by, and construed in accordance with, the laws of the Province of Quebec and the federal laws of Canada applicable therein.

16. This Syndication Letter is delivered to you on the understanding that neither this Syndication Letter nor the Fee Letter nor any of their respective terms or substance shall be disclosed, directly or indirectly, to any other person except: (a) to your directors, officers, employees and legal counsel who are directly involved in the consideration of this matter and who have been informed of the confidential nature thereof and who have agreed to hold the same in confidence or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by applicable law or regulation (in which case you agree to inform the Co-Lead Arrangers promptly thereof). In addition, you hereby agree to provide the Co-Lead Arrangers with an opportunity to review and comment on any reference to the Credit Agreement or the Co-Lead Arrangers or their affiliates in any press release or other public announcement in connection with the Transactions.

17. The Lenders (or the Co-Lead Arrangers on their behalf) may disclose the relevant deal characteristics relating to the Commitments (including the name of the Borrower) to Loan Pricing Corporation and to Bloomberg L.P. and similar recognized bank loan information services.

18. We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (October 26, 2001) (as amended, the “Patriot Act”), we and the other Lenders are required to obtain, verify and record information that identifies the Borrower, which information includes the name, address, tax identification number and other information regarding them that will allow us or any Lender to identify the Borrower in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective on behalf of the Co-Lead Arrangers and each Lender.

19. Notice given pursuant to any of the provisions of this Syndication Letter shall be in writing and shall be delivered by fax or sent by electronic mail to (a) in the case of the Borrower, to the attention of Claude Séguin, fax: (514) 841-3299, electronic mail: claude.seguin@cgi.com; (b) in the case of CIBC, to the attention of Charles St-Germain, fax (514) 847-6430, electronic mail: charles.st-germain@cibc.ca; (c) in the case of National, to the attention of Nicolas Laliberté, fax (514) 390-7850, electronic mail: nicolas.laliberte@nbfinancial.com, and (d) in the case of TD, to the attention of Paul Archer, fax (514) 289-0788, electronic mail: paul.archer@tdsecurities.com.

20. Vous avez spécifiquement demandé que cette lettre de syndication et tous les documents qui s’y rapportent soient rédigés an Iangue anglaise et, à cause de cette exigence de votre part, nous exprimons la même volonté en faisant en sorte que ces documents soient à votre disposition en Iangue anglaise.

20. If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Fee Letter by returning to the Co-Lead Arrangers executed counterparts of this Syndication Letter and the Fee Letter.

[Remainder of page intentionally left blank]

SYNDICATION LETTER – SIGNATURE PAGE

We are pleased to have been given the opportunity to assist you in connection with this financing.

Yours very truly,

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	/s/ Charles St-Germain
Name: Charles St-Germain
Title: Managing Director

Per:	/s/ Alain Longpré
Name: Alain Longpré
Title: Executive Director

NATIONAL BANK OF CANADA

Per:	/s/ Luc Bernier
Name: Luc Bernier
Title: Director

Per:	/s/ François Montigny
Name: François Montigny
Title: Director

THE TORONTO-DOMINION BANK

Per:	/s/ Paul Archer
Name: Paul Archer
Title: Managing Director

Per:	/s/ Yves Bergeron
Name: Yves Bergeron
Title: Managing Director

SYNDICATION LETTER – SIGNATURE PAGE

Accepted and agreed to as of the date first written above.

CGI GROUP INC.

Per:	/s/ R. David Anderson
Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer

SCHEDULE D

REGISTRATION RIGHTS AGREEMENT

FORM OF REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT is made as of —, 2012

BETWEEN:	CGI GROUP INC., a corporation existing under the laws of Québec;

AND:	CAISSE DE DÉPÔT ET PLACEMENT DU QUÉBEC, existing under the Act respecting the Caisse de dépôt et placement du Québec (Québec).

WHEREAS the Parties (as such term and other capitalized terms used in the recitals to this Agreement are defined herein) desire to enter into this Agreement to provide, inter alia, each Holder with the registration rights set forth in this Agreement with respect to the Registrable Securities held by each Holder for distribution under applicable Securities Laws in such manner as each Holder may designate on the terms and subject to the conditions of this Agreement;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained the sufficiency of which is hereby acknowledged by each of the Parties, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms have the following meanings:

“Affiliates” has the meaning ascribed thereto in National Instrument 45-106 Prospectus and Registration Exemptions;

“Board” means the Corporation’s Board of Directors;

“Business Day” means any day, other than a Saturday, Sunday or civic or statutory holiday in the Province of Québec;

“CDPQ” means the Caisse de dépôt et placement du Québec;

“CDPQ Nominee” has the meaning ascribed thereto in Section 4.1(1);

“Corporation” means CGI Group Inc.;

“Demand Registration” has the meaning ascribed thereto in Section 2.1(1);

“Distribution” means a distribution of Shares to the public by way of a Prospectus under applicable Securities Laws in any applicable jurisdiction in Canada;

“Exempted Sale” has the meaning ascribed thereto in Section 2.3;

“Expenses” has the meaning ascribed thereto in Section 2.6;

“Governmental Authority” means a court or governmental authority, ministry, department, commission, board, bureau, agency or instrumentality of Canada, or of any province, state, territory, country, municipality, region or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing having or purporting to have jurisdiction over the business conducted by any of the Parties;

“Holders” means CDPQ or any of its permitted assignees or transferees that is, at the relevant time, a holder of any Registrable Securities;

“Indemnified Party” has the meaning ascribed thereto in Section 3.3;

“Indemnifying Party” has the meaning ascribed thereto in Section 3.3;

“Initiating Holder” has the meaning ascribed thereto in Section 2.1(1);

“Misrepresentation” has the meaning ascribed thereto in the Securities Act;

“Parties” means the Corporation, the Holders and their respective successors and permitted assigns;

“Person” means any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, syndicate, sole proprietorship, company, trust, trustee, executor, administrator or other legal personal representative, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity, and any Governmental Authority;

“Piggy-Back Notice” has the meaning ascribed thereto in Section 2.2;

“Piggy-Back Registration” has the meaning ascribed thereto in Section 2.2;

“Prospectus” means a “prospectus” or “ preliminary prospectus” as those terms are used in the Securities Act, including any amendment or supplement thereto;

“Prospectus Requirements” means the requirement to prepare and obtain a receipt for a Prospectus in connection with a distribution of securities pursuant to section 11 of the Securities Act and the equivalent requirements under other Securities Laws;

“Registrable Securities” means:

(a)	any Shares beneficially owned or over which control or direction is exercised by a Holder, including Shares acquired by, or issued to, a Holder on the date hereof or after the date hereof; and

(b)	any Shares issued or issuable in respect of Shares referred to in paragraph (a) of this definition to a Holder in connection with share splits, share dividends, share reclassifications, recapitalizations or other similar events;

2

and as to any particular Registrable Securities, such Shares shall cease to be Registrable Securities when they have been distributed to the public pursuant to a Distribution or sold to the public through a broker, dealer, or market maker in compliance with applicable Securities Laws;

“Responding Holder” has the meaning ascribed thereto in Section 2.2;

“Securities Act” means the Securities Act (Québec), as it may be amended from time to time, and any successor legislation;

“Securities Laws” includes the Securities Act and any other similar legislation in any other province or territory of Canada in which the Corporation is or becomes a reporting issuer or the equivalent;

“Securities Regulators” has the meaning ascribed thereto in Schedule “A”;

“Selling Persons” has the meaning ascribed thereto in Schedule “A”;

“Shares” means the Class A subordinate voting shares in the capital of the Corporation;

“Shareholders” means at any time the holders at that time of one or more Shares or Class B shares (multiple voting) in the capital of the Corporation, as shown on the register of such holders maintained by the Corporation;

“subsidiary” has the meaning ascribed thereto in the Securities Act (Québec); and

“Successor” has the meaning ascribed thereto in Section 5.3(1).

1.2	References to Holders

In this Agreement, references to a “Holder” include any Affiliates of such Holder for purposes of determining if such Holder acquires, is issued, holds, beneficially owns, or exercises control or direction over Shares or Registrable Securities and the number of Shares or Registrable Securities so acquired, issued, held, beneficially owned, or over which control or direction is exercised by such Holder.

1.3	Interpretation Not Affected by Headings, Etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this agreement. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement”, “hereof”, “herein” and “hereunder” and similar expressions refer to this Agreement and not to any particular Article, Section or other portion of this Agreement and include any agreement or instrument supplementary or ancillary to this Agreement.

3

1.4	Interpretation

Words importing a singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word “including” or “includes” is used in this Agreement it means “including without limitation” or “includes without limitation”, respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.5	Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, the action shall be required to be taken on the next succeeding Business Day.

1.6	Calculation of Time

In this Agreement, unless otherwise specified, a period of days shall be deemed to begin on the first day after the event that began the period and to end at midnight (Montréal time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period shall terminate at midnight (Montréal time) on the next succeeding Business Day.

1.7	Time of the Essence

Time is and shall remain of the essence of this Agreement.

1.8	Schedule

The recitals to this Agreement and the following schedule(s) form an integral part of this Agreement:

Schedule “A” — Registration Procedures

ARTICLE 2

REGISTRATION RIGHTS

2.1	Demand Registration Rights

(1)	A Holder of Registrable Securities (the “Initiating Holder”) may, at any time and from time to time, provided that at such time such Holder shall beneficially own or exercise control or direction over 20% or more of all outstanding Shares, require the Corporation to file one or more Prospectuses and take such other steps as may be reasonably necessary to facilitate a secondary offering in Canada of all or any portion of the Shares held by such Initiating Holder (the “Demand Registration”), by giving written notice of such Demand Registration to the Corporation. The Corporation shall, subject to applicable Securities Laws, use its commercially reasonable efforts to file one or more Prospectuses under applicable Securities Laws in order to permit the Distribution of all or any portion of the Initiating Holder's Registrable Securities requested to be included

4

in such Demand Registration. The Parties shall cooperate in a timely manner in connection with such disposition and the procedures in Schedule “A” shall apply.

(2)	The Corporation shall not be obliged to effect:

(a)	more than two (2) Demand Registrations by any Holder in any 12-month period or more than four (4) Demand Registrations in the aggregate;

(b)	a Demand Registration in the event the Corporation determines in good faith that:

(i)	either (A) the effect of the filing of a Prospectus could impede the ability of the Corporation to consummate a significant transaction (including, without limitation, a financing, an acquisition, a restructuring or a merger) or proceed with or continue negotiations or discussions in relation thereto, or (B) there exists at the time material non-public information relating to the Corporation the disclosure of which would be adverse to the Corporation; and

(ii)	that it is therefore in the best interests of the Corporation to defer the filing of a Prospectus at such time;

in which case the Corporation's obligations under this Section 2.1 shall be deferred for a period of not more than 90 days from the date of receipt of the request of an Initiating Holder;

(c)	a Demand Registration in respect of a number of Shares that is expected to result in gross proceeds of less than CDN$250,000,000; or

(d)	a Demand Registration before the 90th day following the date on which a receipt was issued to the Corporation with respect to any (final) Prospectus filed by the Corporation.

(3)	Any request by the Initiating Holder pursuant to Section 2.1(1) hereof shall:

(a)	specify the number of Shares which such Initiating Holder intends to offer and sell;

(b)	express the intention of such Initiating Holder to offer or cause the offering of such Shares;

(c)	describe the nature or methods of the proposed offer and sale thereof and the provinces and territories of Canada in which such offer shall be made;

(d)	contain the undertaking of such Initiating Holder to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Corporation to comply with all applicable Securities Laws; and

5

(e)	specify whether such offer and sale shall be made by an underwritten public offering.

(4)	In the case of an underwritten public offering initiated pursuant to this Section 2.1, the Initiating Holder shall have the right to select the managing underwriter or underwriters of such Registrable Securities, provided, however, that such selection shall also be reasonably satisfactory to the Corporation. The Corporation shall have the possibility to retain counsel of its choice to assist it in fulfilling its obligations under this Article 2.

(5)	The Corporation shall have the right to include, in any Demand Registration, Shares or other securities which are not Registrable Securities representing up to 15% of the number of Registrable Securities subject to such Demand Registration, provided that, if the managing underwriter or underwriters shall impose a limitation on the number of Shares or on the number or kind of other securities which may be included in any such Distribution because, in its or their reasonable judgment, such Registrable Securities may not be sold in an orderly manner within a price range reasonably acceptable to the Initiating Holder, such Distribution shall be comprised of Shares selected pro rata among the Initiating Holder and the Corporation based upon their relative proportionate total number of Shares or Registrable Securities requested to be included in the Distribution (representing up to 15% of the total number of Registrable Securities subject to the Demand Registration in the case of the Corporation).

(6)	In the case of an underwritten offering, an Initiating Holder may participate in the negotiations of the terms of any underwriting agreement. An Initiating Holder's participation in, and the Corporation's completion of, the underwritten offering is conditional upon the Initiating Holder agreeing that the terms of any underwriting agreement are satisfactory to it, in its sole discretion.

2.2	Piggy-Back Registration Rights

If the Corporation proposes to make a Distribution for its own account or if an existing Shareholder proposes to make a Distribution through a secondary offering, the Corporation shall, at that time, promptly give the Holders of Registrable Securities written notice of such proposed Distribution (the “Piggy-Back Notice”). Upon the written request of any Holder of Registrable Securities given within five (5) Business Days after mailing of the Piggy-Back Notice, provided that at the time it receives the Piggy-Back Notice such Holder beneficially own or exercises control or direction over 15% of the outstanding Shares (the “Responding Holder”), the Corporation shall use reasonable commercial efforts to, in conjunction with the proposed Distribution, cause to be included in such Distribution all of the Shares that such Responding Holders have requested to be included in such Distribution pursuant to applicable Securities Laws, up to a maximum of 15% of the Shares to be offered in such Distribution, prorated, as required, among Responding Holders on the basis of the number of Registrable Securities held by each such Holder (the “Piggy-Back Registration”), provided that, if the managing underwriter or underwriters shall impose a limitation on the number of Shares or on the number or kind of other securities which may be included in any such Distribution because, in its or their reasonable judgment all of the Shares that the Corporation proposes to include in such Distribution may not be sold in an orderly manner within a price range reasonably

6

acceptable to the Corporation, such Distribution shall be comprised of Shares and Registrable Securities selected pro rata among the Responding Holder and the Corporation based upon their relative proportionate total number of Shares and Registrable Securities requested to be included in the Distribution (representing up to 15% of the total number of Shares to be offered in the Distribution in the case of the Responding Holder).

2.3	Exempted Sales of Registrable Securities

The Corporation shall, in connection with any sale by Holders of Registrable Securities in Canada under an exemption from the Prospectus Requirements or in the United States under Rule 144A under the United States Securities Act of 1933 (an “Exempted Sale”), at the expense of such Holders:

(a)	use its commercially reasonable efforts to assist any Holder and its representatives in the preparation of documentation (including any offering memorandum) required in order to effect such Exempted Sale; and

(b)	subject to the entering into of a confidentiality and standstill agreement on customary terms, allow any prospective buyer of Registrable Securities pursuant to such Exempted Sale, to conduct reasonable due diligence on the Corporation and, without limiting the generality of the foregoing, make available its senior management and use its commercially reasonable efforts to make available its auditors and its legal counsel to answer any questions in one or more due diligence sessions.

2.4	Distribution in the United States

If the Corporation proposes to file a registration statement for the distribution of Shares to the public in the United States, the Parties shall, prior to such distribution taking place, supplement this Agreement so as to provide Holders of Registrable Securities with registration rights enabling distribution of Shares to the public in the United States that are substantially equivalent to the registration rights provided under this Agreement, including, without limitation, demand registration rights and piggy-back registration rights upon terms and conditions substantially equivalent to the terms and conditions set forth in Sections 2.1 and 2.2, respectively, and provisions relating to payment of expenses and indemnification upon terms and conditions substantially equivalent to the terms and conditions set forth in Section 2.6 and Article 3, respectively.

2.5	Withdrawal of Registrable Securities

Any Initiating Holder or Responding Holder shall have the right to withdraw its request for inclusion of its Registrable Securities in any Distribution pursuant to Section 2.1 or 2.2 by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(a)	such request must be made in writing; and

7

(b)	such withdrawal shall be irrevocable and, after making such withdrawal, the Holder of Registrable Securities shall no longer have any right to include its Registrable Securities in the Distribution pertaining to which such withdrawal was made;

provided that if an Initiating Holder or Responding Holder withdraws all of its Registrable Securities from a Demand Registration or a Piggy-Back Registration in accordance with this Section 2.5 prior to the execution of an enforceable bought deal letter or underwriting agreement and prior to the filing of a preliminary Prospectus in connection therewith, such Initiating Holder or Responding Holder shall be deemed to not have initiated or participated in such Demand Registration or Piggy-Back Registration, as applicable, including, without limitation, for purposes of the number of Demand Registrations that the Corporation shall be obliged to effect pursuant to paragraph 2.1(2)(a).

2.6	Expenses

(1)	In the case of a Demand Registration under Section 2.1, all expenses incident to the Corporation’s performance of or compliance with such Section 2.1, including, without limitation, (i) Securities regulators, Canadian and United States stock exchange registration listing and filing fees, (ii) fees and expenses of compliance with Securities Laws, (iii) printing and copying expenses, (iv) messenger and delivery expenses, (v) expenses incurred in connection with any road show, (vi) reasonable fees and disbursements of one Canadian counsel and one U.S. counsel to the Corporation and one Canadian counsel and one U.S. counsel to the Initiating Holder or Responding Holder, as the case may be, (vii) fees and disbursements of all independent public accountants (including the expenses of any audit and/or “comfort” letter) and fees and expenses of any other special experts retained by the Corporation, (viii) translation expenses, and (ix) subject to Section 2.6(2), any other fees and disbursements of underwriters customarily paid by issuers or sellers of Securities (all such expenses being herein called “Expenses”) shall be borne by the Initiating Holder, unless the Corporation sells Shares as part of the Demand Registration, in which case the Expenses shall be borne by the Initiating Holder and the Corporation in proportion to the gross proceeds received by each such Person from the Distribution. For greater certainty, in the event of any withdrawal by the Initiating Holder in circumstances where a Distribution of Shares does not otherwise occur pursuant to the Prospectus prepared at the initial request of the Initiating Holder, the Initiating Holder shall continue to be responsible for the applicable Expenses.

(2)	In the case of a Piggy-Back Registration pursuant to Section 2.2 in connection with which the Corporation participates, the Expenses shall be paid by the Corporation, the Responding Holders in proportion to the gross proceeds received by each such Person from the Distribution.

(3)	The Initiating Holder or Responding Holder, as the case may be, will pay all underwriting discounts and commissions and any transfer taxes (“Selling Expenses”) attributable to the Registrable Securities to be sold by such Initiating Holder or Responding Holder, in proportion to the gross proceeds received by each such Initiating Holder or Responding Holder from any Demand Registration or Piggy-Back

8

Registration, as the case may be, and the Corporation will pay all Selling Expenses attributable to the Shares to be sold by the Corporation, if any, in proportion to the gross proceeds received by the Corporation from any Demand Registration or Piggy-Back Registration, as the case may be.

(4)	The Corporation shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties).

ARTICLE 3

INDEMNIFICATION

3.1	Indemnification by the Corporation

In connection with any Demand Registration and Piggy-Back Registration, the Corporation shall indemnify and hold harmless the Initiating Holder and the Responding Holder, as the case may be, their Affiliates, and each of their respective directors and officers and any underwriters acting on behalf of the Corporation, the Initiating Holder or the Responding Holder in connection with any such Demand Registration or Piggy-Back Registration from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment thereto) covering Registrable Securities, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, provided that the Corporation shall not be liable under this Section 3.1 for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed, and provided, further, that the indemnity provided for in this Section 3.13.1 shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission (i) made in reliance upon and in conformity with written information furnished to the Corporation by the Initiating Holder, the Responding Holder or such underwriter, as the case may be, in writing expressly stating that such information is being provided by the Initiating Holder, the Responding Holder or such underwriter, as the case may be, for use in the Prospectus, or (ii) contained in any Prospectus if such underwriter failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of securities covered thereby to such Person in any case where such Prospectus corrected such untrue statement or omission. Any amounts advanced by the Corporation to an Indemnified Party pursuant to this Section 3.1 as a result of such losses shall be returned to the Corporation if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Corporation.

3.2	Indemnification by the Initiating Holder and the Responding Holder

In connection with any Demand Registration or Piggy-Back Registration, the Initiating Holder or, as the case may be, each Responding Holder, on a several (not solidary) basis and

9

with respect to itself only, shall indemnify and hold harmless the Corporation and each of the Corporation’s directors and officers from and against any loss (excluding loss of profits), liability, claim, damage and expense whatsoever, including any amounts paid in settlement of any investigation, litigation, proceeding or claim, joint or solidary, as incurred, arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment thereto) covering Registrable Securities, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Prospectus (or any amendment thereto) included in reliance upon and inconformity with written information furnished to the Corporation by the Initiating Holder or the Responding Holder, as the case may be, in writing expressly stating that such information is being provided by the Initiating Holder or the Responding Holder, as the case may be, for use in the Prospectus (or any amendment thereto); provided that the Initiating Holder or the Responding Holder, as the case may be, shall not be liable under this clause for any settlement of any action effected without its written consent, which consent shall not be unreasonably withheld or delayed; provided further that the indemnity provided for in this Section 3.2 shall not apply to any loss, liability, claim, damage or expense to the extent arising out of an untrue statement or omission or alleged untrue statement or omission contained in any Prospectus if the Corporation failed to send or deliver a copy of the Prospectus to the Person asserting such losses, liabilities, claims, damages or expenses on or prior to the delivery of written confirmation of any sale of Securities covered thereby to such Person in any case where such Prospectus (or any amendment or supplement thereto) corrected such untrue statement or omission. Any amounts advanced by the Initiating Holder or the Responding Holder to an Indemnified Party pursuant to this Section 3.2 as a result of such losses shall be returned to the Initiating Holder or the Responding Holder, as the case may be, if it is finally determined by such a court in a judgment not subject to appeal or final review that such Indemnified Party was not entitled to indemnification by the Initiating Holder or the Responding Holder, as the case may be.

3.3	Defense of the Action by the Indemnifying Parties

Each party entitled to indemnification under this Article 3 (the “Indemnified Party”) shall give notice to the party required to provide indemnification (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, but the omission to so notify the Indemnifying Party shall not relieve it from any liability which it may have to the Indemnified Party pursuant to the provisions of this Article 3 except to the extent of the actual damages suffered by such delay in notification. The Indemnifying Party shall assume the defense of such action, including the employment of counsel to be chosen by the Indemnifying Party to be reasonably satisfactory to the Indemnified Party, and payment of expenses. The Indemnified Party shall have the right to employ its own counsel in any such case, but the legal fees and expenses of such counsel shall be at the expense of the Indemnified Party, unless (i) the employment of such counsel shall have been authorized in writing by the Indemnifying Party in connection with the defense of such action, (ii) the Indemnifying Party shall not have employed counsel to take charge of the defense of such action, or (iii) the Indemnified Party shall have reasonably concluded that there may be defenses available to it or them which are different from or additional to those available to the

10

Indemnifying Party, or that representation of the Indemnified Person and the Indemnifying Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which cases the Indemnifying Party shall not have the right to direct the defense of such action on behalf of the Indemnified Party); in any of which events such fees and expenses shall be borne by the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect to such claim or litigation.

3.4	Contribution

If the indemnification provided for in this Article 3 is un available to a party that would have been an Indemnified Party under this Article 3 in respect of any losses, liabilities, claims, damages and expenses referred to herein, then each party that would have been an Indemnifying Party hereunder shall, in lieu of indemnifying such Indemnified Party, contribute to the amount paid or payable by such Indemnified Party as a result of such losses, liabilities, claims, damages and expenses in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other in connection with the statement or omission which resulted in such losses, liabilities, claims, damages and expenses, as well as any other relevant equitable considerations. The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. The Corporation, the Initiating Holder and the Responding Holder agree that it would not be just and equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 3.4.

3.5	Person Guilty of Misrepresentation

No Person guilty of misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such misrepresentation.

3.6	Limitation on Indemnification by the Initiating Holder and the Responding Holder

Notwithstanding any provision of this Agreement or any other agreement, in no event shall the Initiating Holder and the Responding Holder be liable for indemnification hereunder for an amount greater than the net amount of proceeds that the Initiating Holder or the Responding Holder, as the case may be, received in any particular Distribution in which its Registrable Securities were sold.

11

ARTICLE 4

COVENANTS OF THE CORPORATION

4.1	Board Nomination Rights

(1)	For the duration of this Agreement, CDPQ shall have the right, pursuant to the terms and subject to the conditions of this Article 4 and applicable Securities Laws, to recommend to the Corporation one (1) nominee (the “CDPQ Nominee”) to be part of any slate proposed by the Corporation and included in a management information circular of the Corporation relating to the election of directors of the Corporation, provided that:

(a)	the CDPQ Nominee shall have no material relationship (as such term is used in National Instrument 52-110 Audit Committees) with the Corporation nor with CDPQ, and shall not, for greater certainty, be an employee or director of CDPQ;

(b)	the CDPQ Nominee shall be eligible to serve as a director of the Corporation under the Business Corporations Act (Québec) and the Corporation’s articles;

(c)	the nomination of the CDPQ Nominee shall be subject to a favourable recommendation of the Corporation’s Corporate Governance Committee, acting reasonably and taking into account the profile and expertise desired for “independent” directors of the Corporation;

(d)	the CDPQ Nominee may be one of the current “independent” directors of the Corporation; and

(e)	CDPQ’s right to nominate the CDPQ Nominee shall terminate upon such time as CDPQ does not beneficially own or exercise control or direction over, in the aggregate, 15% or more of the outstanding Shares.

(2)	The Corporation shall notify CDPQ of its intention to hold an annual meeting of Shareholders at least 45 days prior to the mailing of the management information circular of the Corporation in respect of such annual meeting, provided that CDPQ may notify the Corporation of its recommendation for the CDPQ Nominee pursuant to Section 4.1(1) at any time but not less than 15 days prior to the date of such mailing.

(3)	Subject to the conditions set forth this Article 4, before the first annual meeting of Shareholders following the date of this Agreement, or if the individual recommended as CDPQ Nominee ceases to be a director of the Corporation or if there is otherwise a vacancy in respect of the CDPQ Nominee, CDPQ shall be entitled to recommend, and the Corporation shall promptly appoint to the Board, an individual as CDPQ Nominee to hold office for a term expiring on the close of the next annual meeting of Shareholders.

12

4.2	Listing of Shares

The Corporation shall maintain the listing of the Shares on the Toronto Stock Exchange and the New York Stock Exchange, and make, on a timely basis, all filings prescribed under applicable Securities Laws and United States securities laws and under the rules of the Toronto Stock Exchange and of the New York Stock Exchange.

ARTICLE 5

GENERAL

5.1	Severability

If any term or other provision of this Agreement is invalid, illegal or in capable of being en forced by any rule or law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or in capable of being enforced, the Parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.2	Enurement

This Agreement shall be binding upon and enure to the benefit of the Parties to this Agreement and, from time to time, their respective successors and assigns, or permitted assigns, as provided under Section 5.4.

5.3	Successor

(1)	Subject to Section 5.3(3), the Corporation shall not consummate any transaction (whether by way of reconstruction, reorganization, plan of arrangement, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing person resulting therefrom unless:

(a)	such other person (the “Successor”), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Successor of liability for all amounts payable and property deliverable hereunder and the covenant of such Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Corporation under this Agreement; and

13

(b)	such transaction shall be upon such terms and conditions so as to substantially preserve and not impair in any material respect any of the rights, duties, powers and authorities of the other Parties hereunder.

(2)	Whenever the conditions of Section 5.3(1) have been duly observed and performed, if required by Section 5.3(1), the Successor and the other Parties hereto shall execute and deliver the supplemental agreements provided for herein above and thereupon the Successor shall possess and from time to time may exercise each and every right and power and shall be subject to each and every obligation of the Corporation under this Agreement in the name of the Corporation or otherwise and any act or proceeding under any provision of this Agreement required to be done or performed by the Corporation or any officer of the Corporation, may be done and performed with like force and effect by the directors or officers of such Successor.

(3)	Nothing herein shall be construed as preventing the merger or similar transaction of any wholly-owned direct or indirect subsidiary entity of the Corporation with or into the Corporation or the winding-up, liquidation or dissolution of any wholly-owned subsidiary entity of the Corporation provided that all of the assets of such subsidiary entity are transferred to the Corporation or another wholly-owned direct or indirect subsidiary entity of the Corporation.

5.4	Assignment

This Agreement may not be assigned by the Holders of Registrable Securities without the written consent of the Corporation, provided that a Holder of Registrable Securities may assign this Agreement, in whole or in part, upon notice to the Corporation to any Person that acquire Registrable Securities from such Holder without the consent of the Corporation; and, upon such transferee executing an instrument in writing agreeing to be bound by this Agreement, such transferee shall be entitled to its benefit and be bound by all of its terms as if it were an original signatory hereto, provided, for greater certainty, that the Board nomination rights set forth in Article 4 shall may not be assigned by CDPQ and that no transferee shall become entitled to such rights. This Agreement may not be assigned by the Corporation without the written consent of the Holders of Registrable Securities.

5.5	Amendments, Modifications, etc.

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

5.6	Termination

This Agreement shall come into force and effect as of the date set out on the first page of this Agreement and shall continue in force until the earlier of:

(a)	the date on which this Agreement is terminated by the mutual consents of the Parties; and

14

(b)	the date on which a Holder beneficially owns or exercises control or direction over less than 15% of the outstanding Shares, but only in respect of such Holder;

provided that in all cases the provisions of Section 2.6, Article 3, and this Article 5 shall survive termination of this Agreement and shall remain in full force and effect.

5.7	Further Assurances

The Parties shall, from time to time, execute, deliver or cause to be executed or delivered all further documents as may be required or necessary for the purposes of giving effect to this Agreement.

5.8	Notices

All notices and other communications under this agreement shall be in writing and shall be deemed to have been given if delivered personally to the Parties at the following addresses (or at any other address for the Party as is specified in like notice):

(a)	if to the Corporation:

CGI Group Inc.

1130 Sherbrooke Street West

7th Floor

Montréal, QC H3A 2M8

Attention: R. David Anderson, Executive Vice President and Chief Financial Officer

With a copy to:

Fasken Martineau LLP

The Stock Exchange Tower

P.O. Box 242, Suite 3700

Montréal, QC H4Z 1E9

Attention: Robert Paré and Michel Boislard

(b)	if to the Existing Investors:

Caisse de dépôt et placement du Québec

1000 Place Jean-Paul Riopelle

Montréal, QC H2Z 2B3

Attention: Normand Provost, First Vice-President, Private Placement and Chief Operating Officer and Alain Tremblay,
                          Investment Manager, Manufacturing

With a copy to:

Stikeman Elliott LLP

1155 René-Lévesque Boulevard West

40th Floor

15

Montréal, QC H3B 3V2

Attention: Jean Marc Huot and Pierre-Yves Leduc

Any notice or other communication given personally shall be deemed to have been given and received upon delivery unless that day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

5.9	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so faxed.

5.10	Governing Law

This Agreement shall be construed and en forced in accordance with the laws in force in the Province of Québec.

5.11	Attornment

Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Québec, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the jurisdiction of those courts in that action or proceeding, agrees to be bound by any judgement of those courts and agrees not to seek, and hereby waives, any review of the merits of any judgement by the court of any other jurisdiction and hereby appoints the Corporation at its principal office in the Province of Québec as attorney for service of process.

5.12	Remedies

Each Party acknowledges that its failure to observe or perform its covenants and agreements herein contained shall result in damages to another Party which could not be adequately compensated for by a monetary award and accordingly each Party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another Party fails to observe or perform its covenants herein, a Party shall be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each Party with this Agreement.

[Remainder of page intentionally left blank]

16

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

CGI GROUP INC.

Name: Michael E. Roach
Title: President and Chief Executive Officer

Name: R. David Anderson
Title: Executive Vice President and Chief Financial Officer

CAISSE DE DÉPOT ET PLACEMENT DU QUÉBEC

Name:
Title:

Name:
Title:

SCHEDULE “A”

REGISTRATION PROCEDURES

(1)	Registration Procedures

In connection with the Corporation's registration obligations pursuant to this Agreement, the Corporation shall use its commercially reasonable efforts to effect the qualification for the offer and sale or other disposition or Distribution of Registrable Securities of any Holder (the “Selling Persons”), and pursuant thereof the Corporation shall as expeditiously as possible:

(b)	prepare and file with the applicable Canadian securities authorities (collectively, the “Securities Regulators”) a preliminary Prospectus and Prospectus relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the Securities Regulators to be filed therewith, and use its commercially reasonable efforts to cause such preliminary Prospectus and Prospectus to be receipted; provided, that the Corporation shall furnish to each Selling Person and the managing underwriters, if any, copies of such preliminary Prospectus and Prospectus and any amendments or supplements in the from filed with the Securities Regulators, simultaneously with the filing of such preliminary Prospectus and Prospectus, amendments or supplements;

(c)	prepare and file with the Securities Regulators such amendments to the preliminary Prospectus and Prospectus as may be necessary to complete the Distribution of all such Registrable Securities and as required under the Securities Act or under any applicable provisions of Securities Laws;

(d)	allow the Selling Persons, each of the managing underwriters, if any, and their respective representatives to:

(i)	fully participate in the preparation of the preliminary Prospectus and Prospectus relating to the applicable Demand Registration or Piggy-Back Registration including all exhibits and financial statements required by the Securities Regulators to be filed therewith; and

(ii)	conduct reasonable due diligence on the Corporation in order to enable such Persons to execute any certificate required to be executed by them under applicable Securities Laws, and, without limiting the generality of the foregoing, make available its senior management and use its commercially reasonable efforts to make available its auditors and its legal counsel to answer any questions in one or more due diligence sessions;

(e)

notify the Selling Persons and the managing underwriters, if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (i) when the preliminary Prospectus and Prospectus or any amendment thereto has been filed or been receipted, and, to furnish such Selling Persons and managing underwriters with copies thereof,

(ii) of any request by the Securities Regulators for amendments to the preliminary Prospectus, the Prospectus or for additional information, (iii) of the issuance by the Securities Regulators of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any preliminary Prospectus or Prospectus or the initiation or threatening for any proceedings for such purposes, and (iv) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for offering or sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(f)	promptly notify the Selling Persons and the managing underwriters, if any, at any time during the period of effectiveness set forth in Section (1)(b) of this Schedule, when the Corporation becomes aware of the happening of any event as a result of which the preliminary Prospectus or the Prospectus contains any untrue statement of a material fact or omits to state a material fact necessary to make the statement therein (in the case of the preliminary Prospectus or Prospectus in light of the circumstances under which they were made) when such preliminary Prospectus or the Prospectus was delivered not misleading or, if for any other reason it shall be necessary during such time period to amend or supplement the preliminary Prospectus or the Prospectus in order to comply with Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the Securities Regulators, and furnish without charge to the Selling Persons and the managing underwriters, if any, a supplement or amendment to such preliminary Prospectus or Prospectus which shall correct such statement or omission or effect such compliance;

(g)	make every commercially reasonable effort to obtain the withdrawal of any stop order, cease trade order or other order suspending the use of any preliminary Prospectus or Prospectus or suspending any qualification of the Registrable Securities covered by the Prospectus;

(h)	furnish to each Selling Person and each managing underwriter, without charge, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide Selling Persons and their counsel with an opportunity to review, and provide comments to the Corporation on the Prospectus;

(i)

deliver to each Selling Person and the underwriters, if any, without charge, as many copies of the preliminary Prospectus and the Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the preliminary Prospectus and the Prospectus or any amendment thereto by each of the Selling Persons and the underwriters, if any, in connection with the offering and sale of the Registrable Securities covered by the preliminary Prospectus and the Prospectus or any amendment or supplement thereto) and such other documents as such Selling Person may reasonably request in order to facilitate the disposition of the Registrable Securities by such Person;

(j)	on or prior to the date on which a receipt is issued for the Prospectus by the applicable Securities Regulators, use its commercially reasonable efforts to qualify, and cooperate with the Selling Persons, the managing underwriter or agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for offer and sale under the Securities Laws of each province and other jurisdiction of Canada as any such Person, underwriter or agent reasonably requests in writing provided that the Corporation shall not be required to qualify generally to do business in any jurisdiction where it is not then so qualified or to take any action which would subject it to general service of process in any such jurisdiction where it is not then so subject;

(k)	in connection with any underwritten offering, enter into customary agreements, including an underwriting agreement on normal market terms;

(l)	as promptly as practicable after filing with the Securities Regulators any document which is incorporated by reference into the Prospectus, provide copies of such document to counsel for the Selling Persons and to the managing underwriters, if any; and

(m)	use its commercially reasonable efforts to obtain a customary legal opinion addressed to the Selling Persons.

(2)	Holders’ Obligations

The Corporation may require each Selling Person as to which any registration is being effected hereunder to furnish to the Corporation such information regarding the Distribution of such Registrable Securities and such other information relating to such Person and its ownership of Shares as the Corporation may from time to time reasonably request in writing. Each such Person agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. Such Selling Persons shall notify the Corporation immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.